2025 ANNUAL REPORT



The power to build

flex

Message from our CEO



"I am excited about what we are building, and our future remains bright."

Revathi Advaithi
CEO
June 24, 2025

Dear Shareholders and Colleagues,

Fiscal 2025 marked a pivotal inflection point for Flex. Building on the accomplishments of our Flex Forward strategy, we formally introduced the next phase of our strategic evolution with our EMS + Products + Services strategy. This differentiated model enhances our core manufacturing and supply chain capabilities while broadening our portfolio of proprietary products and value-added services, maximizing value creation for our customers and shareholders.

Combined with our intense focus on execution, this strategy contributed to another year of record results. Despite persistent macroeconomic headwinds, we delivered on our commitments, achieving record adjusted operating margin, earnings-per-share, and free cash flow generation. We also made significant progress on our capability and capacity investments to strengthen our competitive positioning for the future.

This year, Flex's addition to the S&P Midcap 400 Index represents both a significant corporate milestone and validation of our transformative journey. While we appreciate this recognition, I view it as another waypoint on our path to deliver even greater value for our shareholders.

Financial performance*

Fiscal 2025 delivered strong financial results. We achieved record annual adjusted operating margins of 5.7%, with quarterly adjusted operating margins exceeding 6% in both fiscal Q3 and Q4 — unprecedented performance for an EMS company at our scale. This puts us well on track to reach our fiscal 2027 target of 6%+ annual adjusted operating margins. We delivered 23% year-over-year growth in adjusted earnings-per-share, our fifth consecutive year of double-digit adjusted EPS growth, reaching a record $2.65 per share.

These results were achieved despite a 2% revenue decline due to continued macroeconomic headwinds. Our performance was driven by favorable mix, including strong growth in our accretive data center business, solid execution on multiple program ramps, and continued operational efficiency.

Fiscal 2025 was the first year in company history that we generated over $1 billion in free cash flow as we continue to exceed our 80%+ free cash flow conversion target. We deployed capital to support growth and expand our capabilities, while also repurchasing approximately $1.3 billion in stock, demonstrating our commitment to return capital to shareholders.

* See Annex A to our proxy statement for a reconciliation of GAAP to non-GAAP financial measures referenced in this letter.

Our strategy evolution

In fiscal 2025, we introduced the next phase of our strategic evolution. Our Flex Forward strategy of the past five years delivered progressive record adjusted operating margins and adjusted earnings-per-share despite a highly dynamic environment. This success stems from active portfolio management toward higher-value businesses, combined with operational advancements through efficiency improvements and increased automation.

At our May 2024 Investor and Analyst Day, we formally unveiled our EMS + Products + Services approach, which builds on our diversified EMS portfolio and global footprint. We've created a differentiated model that combines world-class advanced manufacturing and supply chain capabilities, enhanced by value-added services that provide greater vertical integration. Our long-term goal is to expand services adoption in every business unit.

We've also strengthened our position by developing a portfolio of Flex-owned power products spanning the data center from "grid-to-chip," reinforcing our positioning in the evolving AI-centric data center ecosystem. These power products are synergistic to our Cloud EMS and services business while being margin accretive to Flex overall.

Our Data Center business exemplifies our complete strategy in action. It grew approximately 50% year-over-year to approximately $4.8 billion in fiscal 2025, including approximately $3.5 billion in Cloud and $1.3 billion in Power products. The combination of EMS, value-added services, and proprietary products has lifted this category to above-corporate margins, contributing to our record annual adjusted operating margin. This strong growth underscores Flex's differentiation as the only company providing both end-to-end cloud IT integration and grid-to-chip power offerings.

Expanding capabilities and global reach

This year we made significant progress expanding our capabilities and strengthening our competitive positioning. Key acquisitions included JetCool, which enhances our direct-to-chip liquid cooling capabilities for next-generation AI workloads, and Crown Technical Systems, which expands our data center power portfolio into medium voltage switchgear and the utility power market.

We also established strategic partnerships, including with Husqvarna for U.S. manufacturing of outdoor power equipment, and with Musashi Energy Solutions to provide innovative capacitor-based energy storage systems for AI data centers.

Our integrated approach provides end-to-end manufacturing solutions that address increasing complexity across industries undergoing significant technological change. In fiscal 2025, based on customer demand, we expanded our operational global manufacturing footprint, including four new strategic locations predominantly in the U.S.

Flex's operational global footprint covers over 48 million square feet, with our U.S. presence encompassing over 7 million square feet across 17 facilities. When combined with our approximately 9 million square feet in Mexico, we now command one of the largest advanced manufacturing footprints in North America. Additionally, our European footprint exceeds 11 million square feet, maintaining our position as one of the region's largest diversified manufacturing providers.

This expansive global footprint and operational agility are tremendous strategic assets in today's rapidly evolving landscape, allowing us to help customers develop regionalized manufacturing strategies that address the complex geopolitical environment.

Looking forward

As we look ahead to fiscal 2026, we recognize the current highly dynamic macroeconomic landscape. We have built an agile and resilient organization embodying a culture of collaboration, and I remain confident we will continue to navigate challenges and deliver for our customers.

Building on our momentum, we remain focused on our EMS + Products + Services longer-term strategy, which we believe represents the greatest opportunity in Flex's history. By continuing to target high-value, high-growth markets, investing in future opportunities, and driving operational excellence, we are confident in our ability to unlock Flex's full potential and create greater value for our shareholders.

I am excited about what we are building, and our future remains bright. Thank you for your continued partnership and trust in Flex.

Regards,

FLEX LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

Notice
of Annual General Meeting of Shareholders
To Be Held on August 6, 2025

Wednesday
August 6, 2025
11:00 a.m., Central time

Flex Ltd.
12515-8 Research Blvd,
Suite 300
Austin, TX 78759 U.S.A.

Vote via Internet
at www.proxyvote.com

Vote by Mail
Sign and return your proxy card in the postage-paid envelope

Vote in Person at the Meeting
on August 6, 2025 at 11:00 a.m., Central time

Please refer to our proxy materials or the information forwarded by your bank or other holder of record to see which voting methods are available to you.

To Our Shareholders:

You are cordially invited to attend, and notice is hereby given of, the annual general meeting of shareholders of Flex Ltd., which will be held at our offices located at 12515-8 Research Blvd., Suite 300, Austin, TX 78759 U.S.A., at 11:00 a.m., Central time, on August 6, 2025, for the purposes summarized below and described in more detail in the accompanying proxy statement.

We urge you to read the entire proxy statement carefully before voting. Unless the context requires otherwise, references in this notice and the proxy statement to "Flex," the "Company," "we," "us," "our" and similar terms mean Flex Ltd. or, as the case may be, Flex Ltd. and its subsidiaries. Flex is incorporated in the Republic of Singapore under the Companies Act 1967, which we refer to as the "Singapore Companies Act" or the "Companies Act 1967".

Important Notice Regarding Electronic Availability of Proxy Statement and Annual Report

We are pleased to furnish proxy materials to our shareholders on the Internet, as permitted by Securities and Exchange Commission ("SEC") rules. Commencing on or about June 24, 2025, we will make available to our shareholders (including all of our registered shareholders) a Notice of Availability of Proxy Materials on the Internet (referred to as the Notice) containing instructions on how to: (i) access the proxy statement and our annual report, (ii) submit their proxies via the Internet, and (iii) request a printed copy of our proxy materials.

Proxy Voting Matters

You may revoke your proxies at any time before they are voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Voting Matters at the Annual General Meeting

We are asking shareholders to vote on five proposals at the meeting:

- To re-elect all nine directors of the Company nominated for re-election (*Proposal No. 1*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2026 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration (*Proposal No. 2*);
- To approve, on a non-binding, advisory basis, our executive compensation (*Proposal No. 3*);
- To approve a general authorization for the Board of Directors to allot and issue ordinary shares (*Proposal No. 4*); and
- To approve a renewal of the Share Purchase Mandate permitting Flex to purchase or otherwise acquire its own issued ordinary shares (*Proposal No. 5*).

Resolutions Proposed for Shareholder Approval as Ordinary Business

Each of the resolutions proposed for approval by our shareholders is as follows:

1. To re-elect each of the following Directors, who will retire pursuant to Article 94 of our Constitution, to the Board of Directors:
   - **(a)** Revathi Advaithi;
   - **(b)** John D. Harris II;
   - **(c)** Michael E. Hurlston;
   - **(d)** Erin L. McSweeney;
   - **(e)** Charles K. Stevens, III;
   - **(f)** Maryrose Sylvester;
   - **(g)** Lay Koon Tan;
   - **(h)** Patrick J. Ward; and
   - **(i)** William D. Watkins.
2. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2026, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

Resolutions Proposed for Shareholder Approval as Special Business

Each of the resolutions proposed for approval or vote by our shareholders is shown below:

3. To consider and vote on the following non-binding, advisory resolution:

   "RESOLVED THAT, the shareholders of Flex approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis and the compensation tables and related disclosures contained in the section of the accompanying proxy statement captioned 'Executive Compensation'."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flex or its Board of Directors.

4. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Companies Act 1967, but subject otherwise to the provisions of the Companies Act 1967 and the Constitution of the Company, authority be and hereby is given to our Directors to:

(a) (i) allot and issue ordinary shares in the capital of the Company ("Ordinary Shares"); and/or

(ii) make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards (each, an "Instrument" and, collectively, "Instruments") that might or would require Ordinary Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into Ordinary Shares),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue Ordinary Shares pursuant to any Instrument made or granted by our Directors while this resolution was in force, provided that:

(i) the aggregate number of Ordinary Shares to be issued pursuant to this resolution (including Ordinary Shares to be issued pursuant to Instruments made or granted pursuant to this resolution) does not exceed 20% of the total number of issued Ordinary Shares as of the date of the passing of this resolution; and

(ii) unless revoked or varied by the Company in a general meeting, that such authority shall continue in force until the earlier of (1) the conclusion of the next annual general meeting of the Company or (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held."

5. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act 1967, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("Ordinary Shares") not exceeding in aggregate the number of issued Ordinary Shares representing 20% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this resolution (excluding treasury shares and any Ordinary Shares which are held by our subsidiary(ies) under Sections 21(4B) or 21(6C) of the Companies Act 1967, as at that date) at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the Nasdaq Global Select Market or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act 1967,

and otherwise in accordance with all other laws and regulations and rules of the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted as may be applicable, be and hereby is authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) the maximum purchase price (excluding brokerage, commission, applicable goods and services tax, and other related expenses) that may be paid for an Ordinary Share purchased or acquired by the Company pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, at a premium of up to but not greater than 5% above the average of the closing price per Ordinary Share over the five trading days before the day on which the purchases are made; and

(d) our Directors, acting independently or individually, be and hereby are authorized to complete and do all such acts and things (including executing such documents as may be required) as such Director(s) may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

Notes

Singapore Financial Statements

At the 2025 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited financial statements for the fiscal year ended March 31, 2025, together with the directors' statement and auditors' report thereon, in compliance with Singapore law. Shareholder approval of our audited financial statements is not being sought by the accompanying proxy statement and will not be sought at the 2025 annual general meeting.

Eligibility to Vote at Annual General Meeting

Receipt of Notice. The Board of Directors has fixed the close of business on June 9, 2025 as the record date for determining those shareholders of the Company who are entitled to receive copies of this notice and accompanying proxy statement. However, all shareholders of record on August 6, 2025, the date of the 2025 annual general meeting, will be entitled to vote at the 2025 annual general meeting.

Quorum

Representation in person or by proxy of at least 33-1/3% of all outstanding Ordinary Shares of the Company is required to constitute a quorum to transact business at a general meeting of our shareholders.

Proxies

A shareholder entitled to attend and vote at the 2025 annual general meeting is entitled to appoint a proxy to attend and vote on the shareholder's behalf. A proxy need not also be a shareholder. **Even if you plan to attend the meeting, we encourage you to vote promptly. You may vote your shares through one of the methods described in the enclosed proxy statement. A proxy card submitted by mail must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the 2025 annual general meeting. Please review the instructions on the proxy card and notice of availability of proxy materials regarding the submission of proxies via the Internet, which provide, among other things, for the transmission of voting instructions up until 11:59 p.m. Eastern time on the day before the meeting.** You may revoke your proxy at any time before it is voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Disclosure Regarding Share Purchase Mandate Funds

Only funds legally available for purchasing or acquiring our issued Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore will be used by us to purchase or acquire our own issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued Ordinary Shares. The amount of financing required for us to purchase or acquire our issued Ordinary Shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on, among other things, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares are purchased or acquired, and whether

the Ordinary Shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the Company and its subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our financial condition and cash flows.

Personal Data Privacy

By submitting an instrument appointing a proxy or representative to attend, speak and vote at the 2025 annual general meeting and any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder's personal data by us (or our agents or service providers) so we (or our agents or service providers) can process, administer and analyze proxies and representatives appointed for the 2025 annual general meeting (including any adjournment thereof) and prepare and compile the attendance lists, minutes and other documents relating to the 2025 annual general meeting (including any adjournment thereof), and in order for us (or our agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations or guidelines (collectively, the "Purposes"), (ii) warrants that where the shareholder discloses the personal data of the shareholder's proxy or representative to us (or our agents or service providers), the shareholder has obtained the prior consent of such individual for the collection, use and disclosure by us (or our agents or service providers) of such personal data for the Purposes, and (iii) agrees that the shareholder will indemnify us in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder's breach of warranty.

By order of the Board of Directors,

Tay Hong Chin Regina
Company Secretary
Singapore
June 24, 2025

You should read the entire proxy statement carefully before you return your proxy card or otherwise submit your proxy appointment through electronic communications in the manner set out in the proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual General Meeting of Shareholders to Be Held on August 6, 2025. This notice of the annual general meeting, our proxy statement and our annual report to shareholders are available on our website at *https://investors.flex.com/financials/annual-reports/*.

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Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. All statements other than statements of historical or current facts, including statements regarding our future business expectations and our environmental and other sustainability plans and goals and related timeframes, made in this document are forward-looking. The words "will," "may," "designed to," "believe," "should," "would," "could," "anticipate," "plan," "expect," "intend," "estimate," "goals," "opportunity," "future," "to be," "achieve," "grow," "committed," "seeks," "targets," "continues," "likely," "possible," "might," "potentially," "will," "on track," "working to," "encourage," "continue," "strive," "endeavor," "looking forward," "efforts," "aim," and variations of such words and similar expressions identify forward-looking statements, which speak only as of the date of this proxy statement. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, and in our Quarterly Reports on 10-Q and Current Reports on Form 8-K that we file with the U.S. Securities and Exchange Commission. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Proxy Summary

This summary highlights selected information in this proxy statement. Please review the entire proxy statement and our 2025 Annual Report on Form 10-K before voting.

Place:	Time and Date:	Record Date:
12515-8 Research Blvd, Suite 300, Austin, TX 78759 U.S.A.	11:00 a.m., Central time August 6, 2025	June 9, 2025

Voting Matters at the Annual General Meeting

Proposal	Recommendation	Page Reference
1. Re-election of directors	**FOR** each director nominee	28
2. Re-appointment of Deloitte & Touche LLP	**FOR**	36
3. Advisory vote on executive compensation	**FOR**	39
4. General authorization to allot and issue ordinary shares	**FOR**	81
5. Authorization to repurchase ordinary shares	**FOR**	83

How to Cast Your Vote

Each Ordinary Share is entitled to one vote for each director nominee and one vote for each of the other proposals. Your vote is important to us, and we encourage you to vote using one of these methods:

Vote in Person at the Meeting

If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, you must request a "legal proxy" from the nominee in order to vote at the meeting. You will find instructions on how to request a "legal proxy" at www.proxyvote.com.

Vote via Internet

at www.proxyvote.com

Follow the instructions on your Notice. If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, your nominee may not permit you to vote online.

Vote by Mail

Sign and return your proxy card. If you do not have a proxy card, you can request one by contacting us at:

Flex Ltd.
12515-8 Research Blvd, Suite 300
Austin, Texas 78759 U.S.A.
Telephone: (512) 425-7929

Business Summary

Who We Are and What We Do

Flex is the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. Our full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, post-production and post-sale services, and proprietary products. Flex partners with customers across a diverse set of industries including data center, communications, enterprise, consumer, automotive, healthcare, industrial and power.

Our purpose is to make great products for our customers that create value and improve people's lives. **Our vision** is to be the most trusted global technology, supply chain and manufacturing solutions partner to improve the world, and **our mission** is to achieve our vision and fulfill our purpose.

Our unmatched global footprint reaches across every major geography, powered by a world-class workforce that delivers precision at scale.

Global
140K+ employees
100+ locations across 30+ countries
7K+ supply chain professionals
16K+ suppliers across global network



Americas
18M+ square feet
35+ locations

United States is now
7M+ square feet
across **17** locations

Europe, Middle East, and Africa (EMEA)
11M+ square feet
35+ locations

Asia
19M+ square feet
40+ locations

Our Strategy

Our EMS + Products + Services strategy is centered upon enhancing our core manufacturing and supply chain capabilities while broadening our portfolio of proprietary products and value-added services, maximizing value creation for our customers and shareholders. We are actively investing in areas that strengthen our competitive positioning, whether through advanced product lifecycle capabilities, cutting-edge manufacturing and product technologies, or innovative processes and business methods.

We are consistently advancing our expertise in factory automation, robotics, artificial intelligence, vertical integration, simulation, digital twins, and power, among other disruptive technologies, while reinforcing our positioning in the AI-centric data center ecosystem. We select ethical partners and integrate the supply chain so that our customers can operate efficiently and responsibly. We are committed to investing in our employees and communities.

Our two reporting business segments are as follows:

Flex Reliability Solutions

Industrial
Industrial Devices, Capital Equipment, Renewables, Critical Power, and Embedded Power

Automotive
Compute Platforms, Power Electronics, Motion, and Interface

Health Solutions
Medical Devices, Medical Equipment, and Drug Delivery

Flex Agility Solutions

Communications, Enterprise, and Cloud
Data Center, Edge, and Communications Infrastructure

Lifestyle
Appliances, Floorcare, Smart Living, HVAC, and Power Tools

Consumer Devices
Mobile and High-Velocity Consumer Devices

Fiscal Year 2025 Highlights

During fiscal year 2025, we navigated a highly dynamic environment, while delivering another year of record results, showcasing our execution, resiliency, and dedication to deliver for our customers and all our stakeholders. Our combination of manufacturing capabilities, cross-industry expertise, products, and services continued to create points of differentiation and contributed to our success in key markets.

In fiscal year 2025, we introduced the next phase in our strategic evolution, our EMS + Products + Services approach. This hybrid model is focused on strengthening our core manufacturing and supply chain capabilities while expanding our portfolio of proprietary products and value-added services to maximize value creation for customers. To advance this approach, we completed several strategic acquisitions in fiscal year 2025 that enhance our differentiated portfolio to address critical data center customer challenges around power, heat and scale. These included the acquisitions of JetCool Technologies to expand direct-to-chip liquid cooling capabilities and Crown Technical Systems to increase critical power capabilities while adding opportunities in grid modernization.

We also returned $1.257 billion to investors in fiscal year 2025 through stock repurchases. Lastly, Flex hit a significant milestone in fiscal year 2025 being added to the S&P Midcap 400 Index.

Corporate Governance Highlights (pg. 11)

Flex is committed to sound corporate governance practices, which includes the following:

Board Structure and Independence

- Highly qualified Board with a diverse mix of perspectives and tenures, and a highly engaged independent Chair with clearly delineated duties
- Seven of our nine directors are independent, and all 3 committees are fully independent
- Continuously evaluate Board composition and perform an annual review and determination of our Board leadership structure. We executed Board leadership changes on August 8, 2024, consistent with our Board succession plan.
- Purposefully nominate directors with a range of backgrounds and skillsets to best oversee the management of Flex
- Active Board refreshment: Since June 2020, five new directors have joined our deeply experienced Board; average tenure of our nominees is 7.0 years. The current slate of directors represents a balance of short-, mid- and longer-term tenures of service.
- Regular executive sessions of independent directors without management present

Board Oversight

- We regularly assess our corporate governance structure designed to maintain high standards of oversight and accountability
- Board fully engaged in Flex's strategic planning process, conducting an in-depth strategy review and overseeing progress throughout the year
- The Audit Committee oversees the integrity of the Company's financial statements, as well as management of enterprise-wide risks and legal, compliance and cybersecurity risks
- The Compensation and People Committee oversees the Company's executive compensation programs to align with long-term Company strategy and its human capital management strategy, as well as key talent metrics
- The Nominating, Governance and Public Responsibility Committee oversees the application of the Company's corporate governance and sustainability policies, and continuously assesses the capabilities and independence of the Board to ensure optimal composition
- Directors have significant interaction with senior business leaders and access to other employees

Strong Corporate Governance Practices

- Annual elections for all directors
- Responsive, active and ongoing shareholder engagement
- Prohibit short sales, hedging, and pledging of Flex securities by executive officers and directors
- Annual Board, committee and individual director evaluations, and ongoing attention to Board composition and refreshment
- Limits on outside public company board service
- Clawback policy for our executive officers
- Robust share ownership requirements for executive officers and directors
- Comprehensive director orientation and continuing education programs

Our Board of Directors

You are asked to vote on the election of the following nine nominees to serve on our Board, all of whom presently serve on the Board. The information below reflects the current membership and leadership of each of the Board's committees. As previously disclosed, William D. Watkins succeeded to the independent Board Chair role following our 2024 annual general meeting, at which time our former Board Chair Michael D. Capellas retired.

			Board Committees			
Name and Principal Occupation	**Independent**	**Director Since**	**Audit**	**NG&PR**	**Compensation and People**	**Other Public Company Boards**
Revathi Advaithi Chief Executive Officer, Flex Ltd.	No	2019				Uber Technologies, Inc.
John D. Harris II Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.	Yes	2020	Ⓕ ●			Cisco Systems, Inc. ExxonMobil Corporation Kyndryl Holdings, Inc.
Michael E. Hurlston President and Chief Executive Officer, Lumentum Holdings Inc.	No	2020				Astera Labs, Inc. Lumentum Holdings Inc.
Erin L. McSweeney Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated	Yes	2020		●	©	None
Charles K. Stevens, III Retired Executive Vice President and Chief Financial Officer, General Motors Company	Yes	2018	© Ⓕ	●		Genuine Parts Company Masco Corporation
Maryrose Sylvester Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd	Yes	2022			●	Harley-Davidson, Inc. Vontier Corporation Waste Management, Inc.
Lay Koon Tan Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.	Yes	2012	Ⓕ ●			None
Patrick J. Ward Retired Vice President and Chief Financial Officer, Cummins Inc.	Yes	2022	Ⓕ ●		●	Corteva, Inc.
William D. Watkins ✚ Retired Chief Executive Officer, Imergy Power Systems, Inc.	Yes	2009		©		Nextracker Inc.

✚ Independent Chair of the Board
© Chair
Ⓕ Audit Committee Financial Expert


Director Nominee Demographics
Board Independence
78%
Independent, including our Chair
Independent (7)
Non-Independent (2)
Board Tenure
7.0
Average years of tenure
5 years or less (5)
>10 years (2)
6-10 years (2)

Executive Compensation Highlights (pg. 40)

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

Base salaries	• **Base salaries maintained with one exception:** Mr. Tan, our Chief Operating Officer, received a 5.0% increase effective August 1, 2024 in connection with his assumption of additional responsibilities.
Bonus	• **Bonus targets maintained with one exception:** Mr. Hartung's bonus target was increased from 100% to 110% in connection with his promotion to President, Chief Commercial Officer.
Bonus payouts	• **Bonus payouts** ranged from 132% to 144% of target for the NEOs (excluding Mr. Lundstrom who left the Company during fiscal year 2025 and did not receive a payout). Upon management's recommendation, the Compensation and People Committee exercised negative discretion by reducing corporate funding under the bonus plan from 147% to 131% due to underperformance of revenue to plan and guidance, despite significant overperformance on both adjusted operating profit and adjusted free cash flow.
Performance share unit (PSU) payouts	• **PSU payouts:** 162% was earned for the relative total shareholder return (rTSR) PSUs for the three-year performance cycle ending in fiscal year 2025 (rTSR PSUs that vested in June 2024) based on achieving average related TSR growth of 54%. Absolute TSR growth over this period was 132%. Maximum payout of 200% was earned for the Adjusted EPS PSUs for the three-year performance cycle ending on March 31, 2025 based on achieving average adjusted Flex core EPS growth of 14.7% (excluding the impact of Nextracker).

Sustainability

Flex's purpose is to make great products for our customers that create value and improve people's lives. Sustainability is at the core of our purpose and is embedded in our culture. Through our sustainability strategy and program, we drive disciplined practices to help address the broader environmental challenges of our world, cultivate a workplace that enhances experiences and opportunities for our people, lead with integrity, and help accelerate a more sustainable value chain.

We take an ecosystem approach to sustainability, leveraging our robust management systems. Our sustainability system, which is modeled largely on the Responsible Business Alliance (RBA) requirements, incorporates current environmental, labor, human rights, health, safety, and ethical standards. As a founding member of the RBA, Flex is committed to modeling its requirements. Our sustainability program is aligned with international frameworks including the Global Reporting Initiative (GRI), Science Based Targets initiative (SBTi), Task Force on Climate-related Financial Disclosures (TCFD), and CDP (formerly the Carbon Disclosure Project), among others.

Sustainability Governance

Given our commitment to sustainability, we recognize the importance of a strong foundation of sustainability governance. Our Board of Directors engages in a review of our sustainability program annually. Our Nominating, Governance and Public Responsibility Committee oversees our sustainability policies and programs as well as risks and remediation efforts. Our executive management team receives regular sustainability updates, meeting with our global sustainability program office (PMO). In addition, we have a sustainability leadership committee, a cross-functional group composed of global leaders across Flex with responsibility for key sustainability efforts, including operations, human resources, supply chain, legal, and finance. This committee meets monthly to share information with team members across various functions within Flex who are directly responsible for implementing and managing sustainability initiatives in support of our commitments.



Board Oversight
Board of Directors
Nominating, Governance and Public Responsibility Committee
Compensation and People Committee
Audit Committee
Executive Steering
Executive Leadership Team
PMO
Sustainability Team
Sustainability Leadership Committee
Ops
Facilities/ EHS
HR
Supply Chain / Procurement
Engineering
IT
Legal
Strategy
BUs
IR
Finance
Operation Level
Site GMs
Sustainability Site Representatives
Employees

Sustainability Strategy and Goals

Our sustainability framework and commitments center on our world, people, and approach and align with the UN Global Compact and UN Sustainable Development Goals. Our 2030 sustainability strategy and goals focus on key areas where we believe we can make a measurable, direct, and positive impact.

We are committed to:

- Reducing our environmental impact;
- Investing in our communities;
- Advancing a safe and respectful work environment for all;
- Partnering with our customers and suppliers to help mitigate value chain emissions; and
- Driving ethical practices with strong transparency.


Our world
Community
Environment
Our people
Labor practices
Employee experience and engagement
Health and safety
Our approach
Suppliers
Ethics
Customers
Governance
ALIGN WITH UN SDG
United Nations Sustainable Development Goals (UN SDGs) Alignment
#3 Good Health and Well-being
#8 Decent Work and Economic Growth
#12 Responsible Consumption and Production
#13 Climate Action

Sustainability and Our People

Our global workforce of approximately 148,000 employees including our contractor workforce are some of the industry's best makers, problem-solvers, innovators, craftspeople, and leaders and represent a global mosaic of cultures, experiences, expertise, perspectives, and capabilities. We believe that our performance is impacted by our human capital management, and as a result we consistently work to attract, select, develop, engage and retain strong talent.

Human Capital Management Governance

Because our employees are central to our success as a business, our Board plays an active role in overseeing our human capital management efforts. The Compensation and People Committee of our Board is responsible for assisting the Board in discharging this oversight duty. Its oversight activities in this area include, among other aspects, receiving periodic updates regarding, and overseeing any significant change to, our human capital management strategy including corporate culture, compensation policies and practices, and talent attraction, training, development and retention programs. Additionally, the Compensation and People Committee reviews the performance of and succession planning for our CEO and executive officers.

Workplace Culture and Talent Management

Culture underlies our stakeholder experience. Our values are intended to reflect and guide our behaviors and shape our culture. We endeavor for our values-driven culture to align us as we pursue our purpose, uphold our mission, live our values, advance toward our vision, and execute our strategy.

In support of cultivating a high-performing culture with our workforce, we continue to proliferate our "Ways of Working," four specific behaviors that bring our values to life through actions, provide a framework for how we make decisions, and support ongoing progress on our Flex Forward strategy. The purpose of these behaviors is to enable us to put our culture into practice and provide an accountability system through training and development as well as performance management systems to ensure our desired behaviors become a part of our everyday working norms. Building on our vision, mission, values, and Ways of Working, we use this framework to assess, hire, train, and nurture our talent to develop the skills necessary for our ongoing success.


We support each other as we strive to find a better way.
We move fast with discipline and purpose.
We do the right thing always.

Learn and adapt

Collaborate and share openly

Honor commitments

Respect and value others

Human Rights

We are committed to respecting the human rights of all people throughout our operations and in our value chain, and work to foster a culture that respects and promotes human rights. Our commitment to human rights is outlined in our Code of Business Conduct and Ethics. We have also adopted a Human Rights Policy to, among other things, create awareness and establish expectations related to legal requirements, ethical practices, and human rights. Our Human Rights Policy is aligned with the United Nations Guiding Principles on Business and Human Rights and is inclusive of rights outlined in the United Nations Universal Declaration of Human Rights to the extent those rights apply to business operations. It applies to our Company, all employees on a worldwide basis and to our value chain, including our suppliers and vendors. We have also adopted a Company statement on forced labor and human trafficking which describes our global practices to address forced labor.

In addition to these policies, Flex is an active participant in globally recognized external initiatives, including the UN Guiding Principles on Business and Human Rights, as well as the Responsible Business Alliance (RBA), the world's largest industry coalition dedicated to responsible business conduct in global supply chains. Through the RBA's efforts, including its Responsible Labor Initiative, we work with others across industries to ensure that the rights of workers vulnerable to forced labor in global supply chains are consistently respected and promoted. Flex is also an active member of the Global Business Initiative on Human Rights (GBI). The mission of this organization is to advance human rights in a business context through cross-industry peer learning, outreach, and thought-leadership to shape policy and practice.

Talent Attraction, Development, and Retention

Talent attraction, development, and retention are critical to our success and core to our mission as a company. To support the advancement of our employees, we provide training and development programs and opportunities encouraging advancement from within while we continue to fill our team with strong and experienced external talent. We leverage both formal and informal programs, including in-person, virtual, social and self-directed learning, mentoring, coaching, and external development to identify, foster, and retain top talent. Employees have access to courses through our learning and development platform, Flex Learn.

We are also focused on completing talent and performance reviews. Our in-depth talent reviews serve to identify high potential talent to advance in roles with greater responsibility, assess learning and development needs, and establish and refresh succession plans for critical leadership roles across the enterprise. Our Ways of Working are integrated into our talent assessment and performance assessment processes. Our performance assessment process promotes transparent communication of team member performance, which we believe is a key factor in our success. The performance and talent reviews enable ongoing assessments, reviews, and mentoring to identify career development and learning opportunities for our employees.

As a part of our efforts to improve employee experiences at Flex, we conduct the annual enterprise-wide employee engagement Flex Voice survey. Our leadership uses the results of the survey to continue developing our strengths and identify and take action on opportunities for improvement. In fiscal year 2025, 92% of employees completed the Flex Voice survey and the results reflected continued engagement.

Compensation and Benefits

Our total rewards are designed to attract, motivate, and retain employees at all levels of the Company. Our compensation philosophy is driven by the desire to attract and retain top talent, while ensuring that compensation aligns with our corporate financial objectives and the long-term interests of our shareholders. Our pay structures offer competitive salaries, bonuses, and equity awards in the countries where we operate.

In each of the countries where we have operations, our comprehensive benefit plans offer a locally competitive mix of some or all of the following: medical, dental and vision insurance, short and long-term disability, flexible spending accounts, various types of voluntary coverage, and other benefit programs. We routinely benchmark our salaries and benefits against market peers to ensure our total rewards package remains competitive.

Employee Health, Safety and Wellness

Flex is committed to providing a safe and injury-free workplace. We promote a "zero-injury" culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. We provide programs and tools aimed at improving physical, mental, financial, and social well-being. Our programs give access to a variety of innovative, flexible, and convenient health and wellness programs for our global employees, including on-site health centers in some of our major factories and providing all employees with access to emotional and mental health programs.

2024 Sustainability Impact

During the 2024 calendar year, we continued our focus on sustainability activities, some of which are highlighted below.

- We promoted employee volunteerism including through our annual "Giving Week," calling on our employees to give back to their communities, whether walking for a local cause, helping underprivileges communities, or investing in local environmental efforts.
- Employees from around the globe participated in our eighth annual Earth Day Challenge, contributing directly to the communities in which we work, as well as World Humanitarian Day.
- We participated in many community activities around the globe. One example is our partnering with the American Red Cross, which allows our employees to participate as volunteers in the MapSwipe program, a global mapping effort that, among other things, helps create detailed maps to enable emergency groups to better prepare their disaster relief and response efforts.
- Through the Flex Foundation, we provided support for relief efforts for natural disasters, such as the Taiwan earthquakes, the Rio Grande do Sul floods in Brazil, and hurricane Helene which affected several states in the U.S.
- We engaged our employees and received their feedback through coffee talks and town halls, lunch and learn sessions, management workshops, leadership skills trainings, recognition programs and annual surveys, and continue to undertake such employee engagement efforts.
- For over a decade, we have supported our employees at certain facilities with access to ongoing education through our employee scholarship program. Depending on the specifics of a site and the employee's educational program, we provide full or partial funding for our employees to receive external education and fulfill credentials including technical certifications and undergraduate and graduate degrees.
- We ensure all of our sites have health and safety, ethics, compliance and labor practices management systems, which we verify through audits. These audits follow RBA methodology and are performed by our cross-functional teams. Additionally, all sites are required to convene committees to address safety issues.
- We provide a number of ways for employees and partners to voice concerns and receive assistance, from our Ethics Hotline and Web Portal to our open door policy, through which we can provide guidance and prioritize the investigation and remediation of ethics and compliance issues that arise.
- We made progress on our goal to partner with our customers and suppliers to reduce greenhouse GHG through their own emissions reduction targets. In calendar year 2024, 58% of our preferred suppliers set their own GHG reduction targets.

Sustainability Partnerships and Recognition

In addition to being a founding member of the RBA, we are also a member of the Responsible Minerals Initiative, Global Business Initiative on Human Rights, GRI Community, the Business Ethics Leadership Alliance by Ethisphere Company, the UN Global Compact Network, the Boston College Center for Corporate Citizenship, the Ellen MacArthur Foundation, and Manufacturers Alliance. We have continued our commitment to the World Business Council for Sustainable Development Pledge for safe water, sanitation, and hygiene (WASH) access.

Our commitment to sustainability has earned us positive feedback from shareholders and recognition from some of the most prestigious sustainability ratings agencies.

Flex Sustainability Rankings 2024

- Flex received strong marks from CDP (formerly known as Carbon Disclosure Project) for water security (B) and climate change (A-)
- Flex achieved an A rating from MSCI
- Flex was recognized as one of the 2025 World's Most Ethical Companies® by the Ethisphere Institute
- Flex received a Gold sustainability rating from Ecovadis in 2024

Further information regarding our sustainability program and achievements can be found in our annual sustainability reports at flex.com/company/sustainability. The information on our website and in our sustainability reports are not a part of this proxy statement and are not incorporated by reference.

Corporate Governance

We are proud of Flex's legacy of corporate governance throughout the past 50+ years. We continually build on that legacy with ethical business oversight, robust risk management, and pay-for-performance compensation programs in order to ensure accountability to our shareholders, customers, employees, and communities.

Board of Directors

Our Board of Directors oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management, and is principally responsible for the succession planning for our key executives, including our CEO. We strive to maintain optimal board composition to ensure insightful and dedicated oversight of our vision, purpose, and mission.

Board Leadership Structure

Our governance policies provide the Board with flexibility to select the appropriate leadership structure for Flex at any given time, and do not preclude the CEO from also serving as Chair of the Board.

Our Board annually evaluates its leadership structure. In doing so, our Board considers the skills, experiences and qualifications of our then-serving directors, the evolving needs of our business, and the functioning of our leadership structure. During the Board's recent evaluation, upon the recommendation of the Nominating, Governance and Public Responsibility Committee, the Board concluded that the most effective leadership structure for Flex at the present time is for the roles of CEO and Chair of the Board to be separated, and for the Chair of the Board to be an independent director. Currently our Board believes that having an independent Chair ensures a greater role for the independent directors in carrying out their oversight duties, and also provides the continuity of leadership necessary for the Board to fulfill its responsibilities.

Ms. Advaithi has served as our Chief Executive Officer and a member of our Board since February 11, 2019. The Board appointed Mr. Watkins, an independent director, as Chair of the Board on August 8, 2024.

The following chart demonstrates how the Company has separated these two leadership roles.



Independent Chair of the Board

William D. Watkins

- Oversees CEO succession
- Oversees the Board evaluation process
- Calls meetings of the Board and non-employee directors and presides at all Board meetings and executive sessions of the directors
- Provides management with feedback regarding the information that is necessary for the non-employee directors to effectively and responsibly perform their duties
- Acts as a liaison between the non-employee directors and the CEO on sensitive/critical issues



Chief Executive Officer

Revathi Advaithi

- Sets strategic direction for the Company
- Provides day-to-day leadership over Company operations
- Focuses on execution of business strategy, growth and development
- Guides senior management through the implementation of our strategic initiatives
- Sets the tone-at-the-top for company culture
- Develops and oversees enterprise-wide initiatives

Meeting Attendance


95%
Overall attendance by directors at the 8 Board meetings during fiscal year 2025
97%
Overall attendance by directors at Board and committee meetings during fiscal year 2025
100%
Overall attendance by directors at the 2024 Annual General Meeting

Each of our directors is committed to providing prudent oversight of our business through regularly scheduled meetings, special meetings, ad hoc conversations, and time spent with management. In fiscal year 2025, our Board held a total of 8 meetings, and our Audit Committee, Compensation and People Committee and Nominating, Governance and Public Responsibility Committee held, collectively, 28 meetings. We have a rigorous attendance tracking program and recorded an average attendance rate of 97%, with every director attending over 75% of the Board and applicable committee meetings held during their period of service in fiscal year 2025.

All directors are encouraged to attend the annual general meeting, but attendance is not required. Every director who was standing for re-election at the 2024 annual general meeting was in attendance.

Our non-employee directors generally meet in executive sessions at each regularly scheduled Board meeting without management present in order to promote discussion and consideration of such matters as deemed appropriate.

Director Independence

As required by the listing standards of The Nasdaq Stock Market LLC ("Nasdaq"), a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Flex's director independence guidelines incorporate the definition of "independence" adopted by Nasdaq. Using these guidelines, our Board has determined that each of our directors is independent other than Ms. Advaithi, our CEO, and Michael E. Hurlston. Michael D. Capellas was determined to be independent during the period that he served as a director.

Mr. Hurlston, a director since 2020, previously had been deemed independent by the Board during each year of his service. On February 7, 2025, Mr. Hurlston became the President and Chief Executive Officer and a member of the board of directors of Lumentum Holdings Inc. ("Lumentum"), a company with which Flex conducted business on an arms'-length basis in the ordinary course during the last three fiscal years. Payments Flex made to Lumentum in fiscal year 2024 (before Mr. Hurlston accepted his current position at Lumentum) amounted to approximately 5.4% of Lumentum's consolidated gross revenues. The Nasdaq independence standard establishes a five percent threshold for such payments. As a result, Mr. Hurlston no longer meets the independence standard and he concluded his service on our Audit Committee.

In making the independence determinations, the Board and the Nominating, Governance and Public Responsibility Committee considered certain transactions, relationships, and arrangements involving some of the directors and concluded that such transactions, relationships, and arrangements did not impair the independence of the director. In particular, the following relationships were considered:

Ms. McSweeney is the Executive Vice President and Chief People Officer of UnitedHealth Group Incorporated ("UHG"), with which Flex conducted business on an arms'-length basis in the ordinary course during fiscal year 2025. In each of the last three fiscal years, payments that Flex made to, or received from, UHG for goods or services did not exceed 1% of the Company's or UHG's consolidated gross revenues for that year and, therefore, fell significantly below the 5% threshold in Nasdaq's independence standards.

In addition to the above, Messrs. Harris, Hurlston, Stevens, and Watkins served as non-employee directors of companies with respect to which Flex purchased or sold goods and services on an arms'-length basis in the ordinary course of its business during fiscal year 2025, including Astera Labs, Inc., Cisco Systems, Inc., Eastman Chemical Company, Nextracker Inc. and Synaptics Incorporated.

Director Selection and Board Refreshment

Our Board, led by the Nominating, Governance and Public Responsibility Committee, regularly considers Board succession and refreshment, and also considers at least annually the skills needed on our Board as our business evolves, and strives to achieve a balance and diversity of knowledge, experience, and capabilities on our Board and to ensure that our Board has the benefit of a variety of skills derived from our directors' business and professional experiences. To that end, the Nominating, Governance and Public Responsibility Committee engages in Board succession planning by assessing the need to adjust the size of the Board or supplement the Board's expertise in a substantive area, and by determining whether prospective nominees have relevant skills and experience. For more information on specific qualities and skills we look for in potential directors, see Proposal 1, which begins on page 28.

Our Board does not have a policy to impose term limits or a mandatory retirement age for directors because such a policy may deprive the Board of the service of directors who have developed, through valuable experience over time, an increased insight into the Company and its operations. Our Board believes that its regular consideration of Board succession and refreshment, and its annual evaluation process for deciding whether to re-nominate individuals for election, are currently more effective means of ensuring board refreshment and renewal, while also allowing for continuity of service.

Our Board seeks to balance the deep Company and industry knowledge that comes from longer-serving directors with fresh ideas and perspectives brought by newer directors. Accordingly, Flex has maintained a deliberate mix of newer- and longer-tenured directors on the Board. Since June 2020, five directors have joined our Board. The average tenure of the director nominees reflects an appropriate balance between different perspectives brought by newer- and longer-serving directors. Additionally, the Nominating, Governance and Public Responsibility Committee recently oversaw board succession for the Chair of the Board role, and on August 8, 2024 Mr. Watkins succeeded to the role following our 2024 annual general meeting.

2020 — 3 new directors added
John D. Harris II
Michael E. Hurlston
Erin L. McSweeney

2022 — 2 new directors added
Maryrose Sylvester
Patrick J. Ward

2024 — Chair of the Board succession
William D. Watkins
became Board Chair

The Nominating, Governance and Public Responsibility Committee generally recruits, evaluates, and recommends nominees for our Board based upon recommendations from our directors and management. From time to time, we retain an independent, third-party search firm to help identify potential candidates. The Nominating, Governance and Public Responsibility Committee will consider recommendations submitted by shareholders and will evaluate such prospective nominees using the same standards that are applicable for all Board candidates. Shareholders can recommend qualified candidates for our Board by contacting our company secretary at Flex Ltd., 2 Changi South Lane, Singapore 486123. Submissions for individuals who meet the criteria outlined above will be forwarded to the Nominating, Governance and Public Responsibility Committee for review and consideration. Shareholder recommendations for our 2026 annual general meeting should be made before February 24, 2026 to ensure adequate time for meaningful consideration. We did not receive any such recommendations from our shareholders for the 2025 annual general meeting.

Source Candidate Pool from
- Independent Search Firm
- Shareholders
- Directors
- Management

In-Depth Review by the Committee
- Consider skills matrix
- Screen and consider qualifications
- Review independence and potential conflicts
- Meet with directors

Recommend Selected Candidate for Appointment to Our Board

Review by Full Board

Nominate Director

Director Commitments

In identifying candidates to serve on the Board and in its annual evaluation of whether to recommend the re-election of existing directors, the Nominating, Governance and Public Responsibility Committee considers whether a candidate or a director demonstrates a willingness to commit sufficient time to serving on our Board. In doing so, our directors' outside commitments, including their service on other public company boards and leadership roles on those boards, is considered.

Our Board recognizes "overboarding" concerns, is regularly updated on the public company board service limit policies of our largest shareholders, and has formalized its policy limiting other board service in the Company's Guidelines with Regard to Certain Governance Matters ("Governance Guidelines"). Under our policy, absent Board approval, our directors may not serve on more than three other public company boards in addition to our Board and a director who is the CEO of a public company may not serve on the board of more than one other public company. Our Board believes that this policy strikes the right balance in being able to attract exceptional director candidates while ensuring that these candidates have the necessary time to devote to our Board.

Each director is in compliance with the Company's limits set forth in our other board service policy, other than Mr. Hurlston who currently serves on the boards of directors of Lumentum, a designer and manufacturer of innovative optical and photonic products enabling cloud/AI, and Astera Labs Inc. ("Astera"), a global leader in semiconductor-based connectivity solutions for AI and cloud infrastructure. Mr. Hurlston has served on the board of Astera since 2022, which completed its initial public offering in March 2024. On February 7, 2025, Mr. Hurlston became the President and CEO and a member of the board of Lumentum. Prior to that, he was CEO and a member of the board of directors of Synaptics Incorporated, a global leader in IoT semiconductor solutions and human interface solutions combining IoT and AI.

Our Board reviewed Mr. Hurlston's time commitments and his ability to effectively serve on our Board and unanimously approved extending his policy exception, having determined that his continued service on our Board is appropriate and desirable. Our Board believes that Mr. Hurlston has demonstrated, and will continue to demonstrate, his ability to dedicate sufficient time to carry out his Board duties effectively as an active member of our Board and believes that it is in the Company's best interest that he continues to serve as a director. In particular, our Board considered:

- Mr. Hurlston brings a unique perspective and value to Board discussions on matters of importance to Flex's business as a result of his decades of experience as an executive, including as CEO, in the semiconductor and technology industries. This provides significant industry knowledge and operational and management expertise to our Board.
- Mr. Hurlston consistently serves with a high level of availability and commitment to our Board. He attended every Board meeting in fiscal year 2025, and every Audit Committee in fiscal year 2025 until his committee service concluded on February 6, 2025.
- Mr. Hurlston is consistently prepared and has exemplary participation at meetings, as demonstrated by his insightful questions and comments, and he contributes significantly to discussions and decision-making.
- Mr. Hurston no longer serves on any of the standing committees of our Board.
- Mr. Hurlston's experience on the boards of directors of other public companies benefits us by providing him with insight and experience that enhances his value to our Board.
- Mr. Hurlston has assured our Board that he is fully committed and will dedicate the appropriate amount of time to fulfill his duties as a member of our Board.

In addition to these limitations, before accepting an invitation to serve on the board of any entity, each director is expected to notify the Company and permit a reasonable time for review by the Nominating, Governance and Public Responsibility Committee and the Board following which appropriate action is taken.

Board's Role in Risk Oversight

Flex's enterprise risk management process is designed to identify risks that could affect our ability to achieve business goals and strategies, to assess the likelihood and potential impact of significant risks to the Company's business, and to prioritize risk control and mitigation. Risk management oversight is an essential Board responsibility, and our Board provides active and independent oversight and guidance to management regarding the Company's risk management. Our Board's role in risk oversight involves both the full Board and each of its standing committees.

The Board's risk oversight governance framework is designed to enable it to understand critical near-, medium- and long-term risks in the Company's business and strategy, allocate responsibilities for risk oversight among the full Board and its committees, evaluate the Company's risk management processes and whether they are functioning adequately, and engage in regular communications with management regarding risk developments, mitigation, major issues and responsive actions.

The Board as a group is regularly updated on specific risks in the course of its review of corporate strategy and business plans, and as part of regular reports to the Board by its standing committees. The Board believes that Flex's leadership structure, with an independent Chair, supports the Board's risk oversight function by ensuring a strong role for the non-employee directors. In addition, the Board has adopted robust governance practices to enhance its effectiveness.

Board of Directors

Primary responsibility for risk oversight, and assigns specific oversight duties to the committees of the Board. Oversees management's systems for identifying and mitigating risks

Audit Committee

- Reviews the Company's policies and practices with respect to risk management, and oversees the enterprise risk management program.
- Discusses with management the Company's major risk exposures across various time horizons and the steps taken to monitor and mitigate such exposures.
- Regularly reviews our cybersecurity programs and policies and oversees other risks relating to our information controls and security.
- Oversees major financial risk exposures, as well as major capital structure, operational, compliance, reputational, and strategic risks, including steps to monitor, manage and mitigate those risks.
- Regularly reviews select legal and regulatory matters and Company compliance policies and programs.

Nominating, Governance and Public Responsibility Committee

- Oversees corporate governance policies and procedures and reviews risks associated with our corporate governance framework.
- Oversees Flex's sustainability policies and programs, including risks and opportunities.
- Continuously assesses the capabilities and independence of the Board to ensure optimal composition.
- Oversees Board communications and engagement with shareholders.

Compensation and People Committee

- Oversees executive compensation, administration of our equity plans, and CEO and executive succession planning.
- Oversees the Company's human capital management strategy, including corporate culture, talent attraction, and training, development and retention initiatives.
- Regularly reviews our compensation practices with a view to assessing associated risks. See "Compensation Risk Assessment."
- Reviews conflicts of interest involving advisors to the Compensation and People Committee.

Management

The following members of our executive and management teams regularly report on the Company's risk management policies and practices to relevant Board committees and to the full Board:

Chief Financial Officer	Chief Accounting Officer	General Counsel
Chief Ethics and Compliance Officer	Chief Human Resources Officer	Chief Operating Officer
Chief Information Security Officer	Head of Internal Audit	Chief Commercial Officer

Flex has a resiliency framework that includes crisis management, cybersecurity and information technology, disaster recovery and business continuity planning. Combined, these programs form a readiness umbrella for crisis situations designed to meet the needs of our Company. Every crisis is situational, and the framework we have adopted is adaptable. Our Board is regularly informed by our executive leadership team, and outside advisors are consulted and brief our Board from time to time as part of this resiliency framework. Our Board and each of its committees are empowered to engage at any time with outside advisors to the extent deemed appropriate related to risk oversight.

Our Audit Committee regularly reviews and discusses with management significant business, operational and reporting risks and assesses the steps management is taking to control these risks, including specific critical risks identified by our enterprise risk management program. Our Audit Committee also receives quarterly updates from our Chief Ethics and Compliance Officer regarding legal and compliance matters including reports about the receipt and resolution of employee or other concerns raised regarding financial reporting and other compliance matters.

In addition to the general oversight of the Company's risks, during fiscal year 2025 the Board in particular continued its oversight of the risks presented by cybersecurity concerns, as well as sustainability matters, as described further below.

Sustainability Oversight

As discussed above, we recognize the importance of a strong foundation of sustainability governance. Our Nominating, Governance and Public Responsibility Committee has primary responsibility for shaping and overseeing the Company's corporate governance, including our sustainability policies and programs. The Nominating, Governance and Public Responsibility Committee receives regular reports from management who review both recent activity and the Company's long-term sustainability strategies. Additionally, the committee reviews our annual sustainability report, and in fiscal year 2025 discussed with management current and emerging sustainability-related trends, regulatory developments, and perspectives. Our Board engages in an annual review of our sustainability program, which includes updates on our sustainability efforts. In addition, our Compensation and People Committee also periodically reviews our human capital management strategy.

Cybersecurity Oversight

We recognize that cyber risks are enterprise-wide issues for the Board to oversee. Our Audit Committee has primary responsibility for overseeing risks associated with our information technology, including cybersecurity, including our plans to mitigate cybersecurity risks and to respond to data breaches. Our Audit Committee receives regular reports (at least quarterly) from our Chief Information Security Officer ("CISO") on cybersecurity matters. These reports include a range of topics, including our cybersecurity risk profile, the current cybersecurity and emerging threat landscape, the status of ongoing cybersecurity initiatives, incident reports, and the results of internal and external assessments of our information systems. Our Audit Committee also annually reviews the adequacy and effectiveness of our information and technology security policies and the internal controls regarding information and technology security and cybersecurity, and periodically receives updates from our internal audit function on the results of our cybersecurity audits and related mitigation activities. In addition, the full Board also receives briefings from our CISO on cybersecurity matters annually. Should a material cyber incident rise to the level of a corporate crisis, consistent with our crisis response protocols, the Board would be engaged.

Our cybersecurity program is led by our CISO and includes protocols for preventing, detecting, addressing, and responding to cybersecurity incidents. Our program includes business continuity, disaster recovery planning and testing, and security vulnerability assessments. As part of our information security training program, we provide annual cybersecurity awareness training to equip our employees with information they need to understand the dangers of social engineering, detect potential attacks, and take appropriate actions to protect our business with security best practices. From time to time, we engage independent security firms to assess, audit, and certify components of our cybersecurity program. Our global information security management program is ISO 27001:2022 certified.

Director Orientation and Continuing Education

Essential to each director's ability to provide robust and effective oversight is an understanding of our business, our strategy and an ongoing awareness of the significant and emerging risks that we face. To gain such an understanding and awareness, we offer our directors comprehensive orientation and continuing education programs.

The key objectives of our programs are to:

- Allow directors to be well-informed and to expand their knowledge of trends and issues relevant to our business and their role
- Keep directors current on leading and next-level boardroom practices
- Support directors in performing their oversight duties
- Strengthen any weaknesses of individual board members
- Update directors' knowledge about corporate governance issues, compliance matters and emerging issues and industry trends affecting our business

New Director Orientation

When a new director joins the Board, we conduct an individualized orientation program to learn the roles and responsibilities of the Board and the committees on which he or she will serve. The program includes, among other things, a review of the Company's purpose, strategy and our businesses and operations, technology and information security, sustainability, financial condition, legal and regulatory framework, risk management, and other relevant topics. New directors speak or meet directly with members of the executive team and other key employees to better understand our business and operations.

Director Continuing Education

We support current directors in their ongoing learning by offering continuing education opportunities. Each year, the Nominating, Governance and Public Responsibility Committee designs the structure and substance of the annual director continuing education program. The program may include presentations by thought leaders and industry experts, formal education sessions, meetings with management subject matter experts, participation in industry forums, and site visits which give directors a first-hand understanding of the operations of the business and an opportunity to interact with employees and management. As part of our program, our directors regularly attend "deep dives" on current topics of interest.

In fiscal year 2025, director education topics included:

- Deep dive sessions on geopolitical matters
- Corporate governance best practices, trends and regulatory developments
- Sustainability trends, including customer and investor views on sustainability and regulatory developments
- Cybersecurity and information systems risks and governance and key developments
- Talent management and organizational health

We also encourage our directors to participate in appropriate educational programs offered by organizations outside of the Company, such as accounting firms, corporate governance trade organizations, law firms, and universities, to assist our directors in maintaining their expertise in areas related to the work of the Board and the directors' committee assignments. We reimburse directors for all reasonable fees and expenses associated with attending such programs, up to $10,000 per director in any fiscal year.

Board's Role in Executive Succession Planning

The responsibilities of our Board, with the assistance of the Compensation and People Committee, include periodically reviewing and assessing succession plans for the Chief Executive Officer position and for other executive officers in order to ensure that Flex continues to have the talent we need to successfully develop and execute our strategy and conduct our business. Our Board has a long-term and continuing program for effective senior leadership development and active succession oversight.

On at least an annual basis, the Board, with the assistance of the Compensation and People Committee, performs this review and assessment which includes strengths and opportunities. In another Board meeting, the Board also discusses development and retention of executive talent. Directors become familiar with potential successors for key executive positions through various means, including regular organization and talent reviews, presentations to the Board, and formal and informal meetings.

Board Evaluation Process

Our Board continually seeks to improve its performance, and as part of that effort, undertakes an annual evaluation process. A comprehensive evaluation framework allows the Board to assess its performance and practices and identify areas for growth and improvement, and is critical to maintaining optimal Board effectiveness.

Our Nominating, Governance and Public Responsibility Committee oversees the formal annual evaluation process. Each year, the committee determines the substance and structure of the evaluation for the Board, the Board committees, and each individual director based on prevailing corporate governance practices. For the 2025 evaluations, our Board engaged an independent board governance consulting firm to augment the annual evaluation process. The firm assisted with preparing and collecting questionnaire responses, conducted interviews with each of our directors, and then facilitated evaluation discussions.

Our annual Board evaluations cover several areas, including the following:

- Board, committee and individual director overall performance, engagement and effectiveness
- Board and committee structure and processes, including leadership structure, succession planning and refreshment
- Board and committee composition, including in terms of skills, experience and other relevant characteristics for the company
- Quality of Board and committee discussions and balance between presentations and discussion
- Board member access to the Chair of the Board, CEO and other members of Company management
- Quality and clarity of materials presented to directors
- Satisfaction with communication between meetings
- Satisfaction with Board and committee meeting frequency and length, meeting agendas and meeting content
- View on new director orientation and director continuing education, and how they might be improved
- View on Board and committee evaluation process itself, and how it might be improved

Below is a summary of our Board evaluation process:

Plan Evaluations

- The Nominating, Governance and Public Responsibility Committee determines the substance and structure of the evaluations for the Board, each committee, and each individual director, taking into consideration prevailing corporate governance best practices. Evaluation questionnaires are prepared, reviewed by the Nominating, Governance and Public Responsibility Committee, and finalized. The questionnaires include open-ended questions to solicit robust feedback and promote candid commentary. In fiscal year 2025, the Committee engaged an independent board governance consulting firm to facilitate and support the evaluation process.

Conduct Evaluations

- The questionnaires are distributed. Additionally, one-on-one interviews with committee chairs and individual directors are held, and the Board and committees then have evaluation discussions. In 2025, an independent board governance consulting firm collected questionnaire responses, conducted interviews with each of our directors, and discussed results with our Board Chair.

Review and Implement Feedback

- Our Board Chair leads an open discussion of the Board and committee evaluation results at the Board level, and committee chairs lead committee-level evaluation discussions and report on their discussions to the full Board. In 2025, an independent board governance consulting firm facilitated evaluation discussions. Discussions include possible focus areas and proposed actions, using the evaluation results as a guide, following which they are communicated to the Company's management, as appropriate.

Based on director feedback received over the last several years through this evaluation process and through less formal channels, including feedback provided by directors at meetings, management has enhanced Board and committee oversight topics and the frequency of reviews.

Board Committees

Our Board has three standing committees: Audit Committee, Compensation and People Committee, and Nominating, Governance and Public Responsibility Committee. The directors who serve on each of these committees have in-depth and relevant experience, knowledge and expertise. In addition, all three standing committees are composed entirely of independent directors, including, for the Audit and Compensation and People Committees, directors who meet the heightened independence requirements prescribed by the SEC and Nasdaq for members of such committees.

Each committee operates under a written charter adopted by our Board that sets forth the purposes and responsibilities of the committee as well as qualifications for committee membership. Each committee annually reviews and assesses the adequacy of its charter and periodically recommends changes to the Board. Committee charters are available on our website under "Investor Relations—Governance."

All committees regularly meet in executive session without members of management present, and report regularly to the full Board with respect to their activities. Each committee has the authority to engage outside advisors and counsel to the extent it considers appropriate to assist the committee in its work. From time to time or as necessary, our Board also forms special committees to provide oversight and/or review of specific matters.

Audit Committee

COMMITTEE HIGHLIGHTS

14 meetings in fiscal 2025

Attendance

98%

Members as of end of FY25*
- **Charles K. Stevens, III (Chair)**
- Lay Koon Tan
- Patrick J. Ward

Independence

Each member of the committee is independent and financially literate.

Audit Committee Financial Expert

Our Board has determined that Messrs. Stevens, Tan and Ward qualify as "audit committee financial experts" as defined in SEC rules.

Purpose

To assist the Board in overseeing Flex's financial statements, accounting and financial reporting processes and systems of internal control, independent auditors, capital structure and financial risk, cybersecurity, and compliance with legal and regulatory requirements.

Key Responsibilities

- **Facilitate Communication:** Coordinate and facilitate communication regarding our financial statements and accounting and financial reporting processes and systems of internal control among our independent auditors, our financial and senior management and our Board.
- **Auditor Appointment & Pre-Approval of Audit Services:** Select, appoint and determine the compensation of our independent auditors.
- **Enterprise-Wide Risk Management, Legal, Ethical and Regulatory Compliance:** Regularly review and guide management's identification, monitoring, and mitigation of enterprise-wide risks. Regularly review select legal and regulatory matters and Company compliance policies and programs. Annually review the performance of the Chief Ethics and Compliance Officer (CECO) and the Head of Internal Audit. The committee has authority to appoint or remove the CECO and/or the Head of Internal Audit.
- **Cybersecurity:** Regularly review (at least quarterly) our cybersecurity programs and policies and oversee other risks relating to the Company's information controls and security, such as artificial intelligence. This includes reviewing the Company's plans to mitigate cybersecurity risks and to respond to data breaches, and reviewing annually the adequacy and effectiveness of the Company's information and technology security policies and the internal controls regarding information and technology security and cybersecurity.

* Our Audit Committee is currently composed of the following members: Messrs. Stevens (Chair), Harris, Tan and Ward. Mr. Hurlston, who served as a member of the Audit Committee during a portion of FY25 and who was determined by our Board to qualify as an "audit committee financial expert", concluded service on our Audit Committee on February 6, 2025 (see "Director Independence" section above). On April 1, 2025, Mr. Harris was appointed to serve as a member of the Audit Committee. Our Board has determined that Mr. Harris qualifies as an "audit committee financial expert."

Compensation and People Committee

COMMITTEE HIGHLIGHTS	6 meetings in fiscal 2025 Attendance 100%	Members as of end of FY25* • **Erin L. McSweeney (Chair)** • John D. Harris II • Maryrose Sylvester	Independence Each member of the committee is independent.

Purpose

To assist the Board in overseeing Flex's compensation and succession of executive officers, administer equity plans, and direct our global human capital management strategy.

Key Responsibilities

- **Executive Compensation:** Review and recommend to the Board the compensation of the Company's CEO and the other executive officers.
- **CEO Succession:** Assist the Board of Directors in succession planning for our CEO and other executive officers.
- **Equity Compensation:** Administer our equity compensation plans, including the granting of our incentive, equity-based compensation awards.
- **Human Capital Management Strategy:** Oversee the Company's global human capital management strategy, including corporate culture, pay, and talent attraction, training, development, and retention programs.

Delegation of Authority

When appropriate, our Compensation and People Committee may form and delegate authority to subcommittees. In addition, the Compensation and People Committee may delegate to our CEO its authority to grant equity awards to employees who are not directors, executive officers, or other senior level employees who report directly to the CEO.

Compensation and People Committee Interlocks and Insider Participation

No member of the Compensation and People Committee has ever served as an officer or employee of Flex. None of our directors has an interlocking or other relationship with another board or compensation committee that would require disclosure under applicable SEC rules.

* Our Compensation and People Committee is currently composed of the following members: Mses. McSweeney (Chair) and Sylvester and Mr. Ward. Effective April 1, 2025, Mr. Ward was appointed as a member of the Compensation and People Committee and Mr. Harris stepped down from serving as a member of the Compensation and People Committee and became a member of the Audit Committee.

Nominating, Governance and Public Responsibility Committee

COMMITTEE HIGHLIGHTS	8 meetings in fiscal 2025 Attendance 97%	Members as of end of FY25 • **William D. Watkins (Chair)** • Erin L. McSweeney • Charles K. Stevens, III	Independence Each member of the committee is independent.

Purpose

To assist the Board in overseeing Flex's board composition, Board communications with shareholders, and our corporate governance policies and procedures as well as assessing the performance of the Board and its committees.

Key Responsibilities

- **Board Performance, Composition and Compensation:** Regularly review the composition and performance of the Board and its committees and make recommendations to the Board regarding Board and committee membership. Review and make recommendations to the Board regarding the compensation of non-employee directors for Board and committee service.
- **Director Nominations:** Identify, recruit, evaluate, and recommend to the Board individuals for appointment or election to serve as directors consistent with criteria approved by the Board. In doing so, the committee employs a holistic approach, considering each individual's experience, expertise, business acumen, and background.
- **Corporate Governance Policies:** Shape and oversee our corporate governance, including the Company's corporate responsibility and sustainability policies and programs. Regularly review and assess current and emerging corporate governance and sustainability issues, trends, regulatory developments, and best practices. Review the Company's annual sustainability report.
- **Shareholder Communications:** Oversee Board communications and engagement with shareholders.

Stakeholder Engagement and Outreach

We believe that a robust stakeholder outreach program is an essential component of maintaining our strong corporate governance practices. Ongoing communication with our stakeholders builds relationships and helps our Board and management team gather useful feedback on a wide range of topics and consider our stakeholders' viewpoints. In our discussions with investors, we seek their input on a variety of topics, including corporate governance, sustainability, human capital management, and executive compensation, as well as other topics or trends investors may wish to discuss. We strive for a collaborative approach with investors to solicit and understand a variety of perspectives.

We engage on a year-round basis with a range of stakeholders, including not only our shareholders, but also our dedicated workforce, trusted vendors, and global customers. As part of Flex's dedication to having a positive impact on all of our stakeholders, the Company has designed an engagement program that offers ongoing opportunities to provide feedback and influence Flex's corporate activity and sustainable growth.

Year-Round Shareholder Engagement

The Company's Board of Directors and management team understand that engagement benefits both our shareholders and the Company. Because ongoing shareholder engagement is a priority, we maintain a robust engagement program throughout the year, as shown below.

Year-Round
Shareholder engagement

First Quarter

- Engage with shareholders on topics such as sustainability, governance and executive compensation in order to understand their current perspectives on our practices and performance
- Publish annual report and proxy statement, discussing Board and Company activities
- Engage with shareholders and seek feedback on matters presented for their votes at our annual general meeting
- Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors

Second Quarter

- Engage with shareholders on topics such as sustainability, governance and executive compensation in order to understand their current perspectives on our practices and performance
- Hold annual general meeting of shareholders and engage directly with any shareholders who attend the Company's annual general meeting
- Assess the results of the proposals presented to shareholders at the annual general meeting
- Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors

Third Quarter

- Following the annual general meeting, the Board and management discuss the results from the annual general meeting and any other feedback received from shareholders and determine if any follow-up steps or actions should be taken
- Potential shareholder follow-up
- Review and consider topics and approach for shareholder engagement
- Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors

Fourth Quarter

- Engage with shareholders on topics such as sustainability, governance and executive compensation in order to understand their current perspectives on our practices and performance
- Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors
- Consider shareholder feedback regarding our sustainability, governance and executive compensation practices

2025 Shareholder Engagement Highlights

During fiscal year 2025, we proactively reached out to shareholders to solicit feedback about our business, corporate governance, executive compensation and sustainability programs in one-on-one sessions. Through our quarterly financial performance webcasts, analyst conferences and investor meetings we obtain and share shareholder feedback with our Board and committees.

In September 2024, some of our investors, including five of our top investors, participated in a site tour of one of our facilities in Guadalajara, Mexico, during which members of our executive leadership team presented on our EMS + Products + Services long-term strategy, and attendees had the opportunity to ask questions and share their perspectives on a variety of topics.

Our outreach included our top 20 investors as of March 31, 2025 representing:



65%
of our share voting power

We heard from 9 of our top 20 investors on governance, sustainability and other topics representing:



41%
of our share voting power

11 of our top 20 investors either confirmed that they had no concerns to discuss or did not respond representing:



24%
of our share voting power

Shareholder Outreach Focus Areas

During these meetings and discussions, we listened to our shareholders' feedback on the following topics, as well as additional considerations:

- Board composition, including refreshment and Board leadership succession
- Sustainability-related matters, including our sustainability goals and performance and sustainability through the circular economy
- Our executive compensation program and pay-for-performance
- Human capital management efforts including related to workforce health and safety

Overall, we received positive feedback on our current corporate governance, sustainability and compensation practices.

Corporate Governance Policies

Built upon our dedication to corporate governance, Flex has implemented a comprehensive corporate governance framework that includes our Code of Business Conduct and Ethics ("CoBCE"), Governance Guidelines, and Board committee charters. All are available on the Governance page of the Investor Relations section of our website.

Governance Guidelines

Our Governance Guidelines provides guidance and policy regarding director qualifications, committee structure, board evaluations, director and officer share ownership guidelines, director independence, limits on other public company board service, and related-party transactions, among other topics.

Code of Business Conduct and Ethics

Flex is a company built on relationships, and trust is the cornerstone of all relationships. We build on that trust by striving to do the right thing always. Our values are shaped by a commitment to transparency, accountability, and respect. In recognition of that commitment, we were named one of the World's Most Ethical Companies® by the Ethisphere Institute in 2025 for a third consecutive year.

Our CoBCE provides the framework of ethics that governs our business. Among other things, our CoBCE provides guidance and policy regarding ethics, compliance, harassment, conflicts of interests, antitrust and competition, bribery, insider trading, cyber and information security, and protecting human rights. The CoBCE applies to all of our directors, officers, and employees, and in fiscal year 2025 98.6% of our eligible employees worldwide completed online CoBCE training. In keeping with SEC rules, we use the Investor Relations section of our website to disclose any substantive amendment to, or material waiver from, any provision of the CoBCE that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or any individual who performs similar functions.

Insider Trading Policy

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions and transactions in our securities by our directors, officers, and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations and applicable Nasdaq listing standards. A copy of our insider trading policy was filed as Exhibit 19.01 to the Company's Annual Report on Form 10-K for the year ended March 31, 2025.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to Board@flex.com. Communications submitted to this e-mail address are regularly reviewed by the Company's CEO, CFO, or General Counsel, and are submitted to the Chair of the Board, the entire Board of Directors, or individual directors, as appropriate, depending on the nature of the communication. Correspondence that is unrelated to the duties and responsibilities of the Board of Directors will be redirected or excluded, as appropriate.

Fiscal Year 2025 Non-Employee Directors' Compensation

Non-Employee Director Compensation Program

Objective of Non-Employee Director Compensation Program

The key objective of our non-employee director compensation program is to attract and retain a group of highly qualified directors with the necessary skills, experience, and character to serve on the Company's Board of Directors. By using a combination of cash and equity-based compensation, the Nominating, Governance and Public Responsibility Committee intends to recognize the time commitment, expertise, and potential liability relating to active Board service, while also aligning the interests of our directors with the long-term interests of our shareholders. For a further discussion of the specific experience, attributes, skills and qualifications our directors bring to the Company, see Proposal No. 1 beginning on page 28.

Review of Non-Employee Director Compensation Program

The Nominating, Governance and Public Responsibility Committee annually reviews and makes recommendations to our Board for the compensation of our non-employee directors. Management, with input and guidance from our independent compensation consultant, assists the committee in this task by compiling director compensation data from the annual reports and proxy statements of companies in our peer comparison group. For information regarding our peer group, see "Compensation Discussion and Analysis – Executive Compensation Peer Group" on page 46.

In fiscal year 2025, the Nominating, Governance and Public Responsibility Committee retained Frederic W. Cook & Co., Inc. ("FW Cook"), to help the committee determine whether the compensation paid to our non-employee directors, including the compensation of the Chair of the Board, is competitive when compared to the practices of our peers. The committee reviewed, among other things, the existing cash compensation of our non-employee directors and the grant date fair value of restricted share unit awards. With FW Cook's assistance, the committee also considered compensation trends and share ownership guidelines for non-employee directors. The Nominating, Governance and Public Responsibility Committee did not recommend any changes based on the review.

Components of Non-Employee Director Compensation Program

Our non-employee director compensation program consists of two components:

- Annual cash compensation, in amounts that vary based on committee and chair services; and
- Annual discretionary restricted share unit awards.

Non-employee directors can elect to receive their annual cash compensation, or any portion thereof, in the form of fully vested, unrestricted shares of the Company. The share election option and structure of our non-employee director compensation program emphasizes equity compensation, which rewards increases in stock price, over cash fees. The Board of Directors believes our overall pay mix, which is consistent with peer practice, supports alignment of directors' interests with those of our shareholders.

In addition to the compensation provided to our non-employee directors, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well as for any fees incurred in attending continuing education courses for directors up to $10,000 per director in any fiscal year.

We do not pay management directors for Board service in addition to their regular employee compensation. The compensation paid to our management director, Ms. Advaithi, for services provided as our CEO is discussed in the sections of this proxy statement titled "Compensation Discussion and Analysis" and "Executive Compensation."

Fiscal Year 2025 Annual Cash Compensation

Under the Singapore Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors at certain of our previous annual general meetings, with the most recent modifications approved at our 2017 annual general meeting. The current arrangements include the following annual cash retainers, all of which are paid quarterly in arrears:

Amount ($)	Who receives
90,000	Each non-employee director
15,000	Each member of the Audit Committee and the Compensation and People Committee, including the chairs
40,000	Chairs of the Audit Committee and the Compensation and People Committee
8,000	Each member of the Nominating, Governance and Public Responsibility Committee, including the chair
15,000	Chair of the Nominating, Governance and Public Responsibility Committee
50,000	Chair of the Board, in addition to the applicable retainers listed above

The cash compensation for non-employee directors who serve less than a full quarter is pro-rated for the number of days actually served. Non-employee directors do not receive any non-equity incentive compensation or participate in any pension plan or deferred compensation plan.

As discussed above, non-employee directors may receive their annual cash compensation in the form of Company shares, cash, or a combination thereof, at the director's election. Accordingly, each non-employee director can elect to receive the annual retainer(s) described above, in whole or in part, in the form of fully vested, unrestricted Ordinary Shares of the Company. A non-employee director making such an election will receive shares having an aggregate value equal to the portion of cash compensation exchanged, with the value based on the closing price of our shares on the date the compensation would otherwise have been paid in cash.

Fiscal Year 2025 Equity Compensation

Yearly Restricted Share Unit Awards

Each non-employee director is eligible to receive grants of restricted share unit awards at the discretion of our Board of Directors. In accordance with the compensation program recommended by the Nominating, Governance and Public Responsibility Committee and approved by the Board, each non-employee director receives, following each annual general meeting, a restricted share unit award with an aggregate fair market value of $200,000 on the date of grant (which is increasing to $235,000 for fiscal year 2026 as discussed below). These yearly restricted share unit awards vest in full on the day immediately prior to the next year's annual general meeting. During fiscal year 2025, each non-employee director received a restricted share unit award covering 6,889 Ordinary Shares under this program.

Initial Awards

Upon initially becoming a director of the Company, each non-employee director receives a pro-rated portion of the annual restricted share unit award granted to our continuing directors. These awards vest on the date immediately prior to our next annual general meeting.

Compensation for the Non-Employee Chair of the Board

In keeping with the Company's philosophy pertaining to non-employee director compensation, the Nominating, Governance and Public Responsibility Committee seeks to provide competitive compensation to the non-employee Chair of the Board that recognizes the extensive time commitment and additional responsibilities the Chair role entails, while ensuring the Chair's interests remain aligned with the long-term interests of our shareholders.

Components of Compensation for the Non-Employee Chair

In addition to the cash and equity grants described above, our non-employee Chair is entitled to receive, following each annual general meeting, an additional yearly restricted share unit award with an aggregate fair market value of $100,000 on the date of grant. This restricted share unit award will vest on the day immediately prior to the next year's annual general meeting. In connection with this portion of our non-employee director compensation program, during fiscal year 2025, the Chair of the Board received a restricted share unit award covering 3,444 Ordinary Shares.

Fiscal Year 2026 Non-Employee Director Compensation Change

In fiscal year 2026, the Nominating, Governance and Public Responsibility Committee retained FW Cook to help the committee determine whether the compensation paid to our non-employee directors is competitive when compared to the practices of our peers. Based on the review, the committee recommended and the Board approved increasing the annual discretionary restricted share unit award to an aggregate fair market value of $235,000 on the date of grant (from $200,000) for fiscal year 2026.

Non-Employee Director Share Ownership Guidelines

We require our non-employee directors to hold a minimum number of our Ordinary Shares equivalent to five (5) times their annual cash retainer ($450,000, which is five times the current $90,000 retainer) for serving as a director. Non-employee directors should reach this goal within five years of the date they are elected to our Board. All of our non-employee directors have met the share ownership requirement.

Director Summary Compensation in Fiscal Year 2025

The following table sets forth the fiscal year 2025 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)	Share Awards ($)(2)	All Other Compensation ($)	Total ($)
Michael D. Capellas(3)	58,024	—	—	58,024
John D. Harris II	105,000	200,000	—	305,000
Michael E. Hurlston(4)	—	302,791	—	302,791
Erin L. McSweeney	153,000	200,000	—	353,000
Charles K. Stevens, III	153,000	200,000	—	353,000
Maryrose Sylvester	105,000	200,000	—	305,000
Lay Koon Tan(5)	91,875	213,125	34,869	339,869
Patrick J. Ward	105,000	200,000	—	305,000
William D. Watkins	140,038	300,000	—	440,038

(1) This column represents the amount of cash compensation earned in fiscal year 2025 for Board and Board committee service.

(2) This column represents the grant date fair value of restricted share unit awards granted in fiscal year 2025 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The grant date fair value of restricted share unit awards is the closing price of our Ordinary Shares on the date of grant. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2025, "Stock-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025. No option awards were granted in fiscal year 2025.

(3) Mr. Capellas retired and did not stand for re-election at the Company's 2024 annual general meeting on August 8, 2024.

(4) In lieu of his cash compensation, Mr. Hurlston elected to receive fully vested Ordinary Shares of the Company under the non-employee director share election program for his Board and Board committee service. As a result, Mr. Hurlston received restricted share units covering 3,021 Ordinary Shares which vested immediately upon grant, the value of which is reflected in the table above under "Share Awards."

(5) In lieu of half of his cash compensation for the fourth quarter of fiscal year 2025, Mr. Tan elected to receive fully vested Ordinary Shares of the Company under the non-employee director share election program for his Board and Board committee service. As a result, Mr. Tan received restricted share units covering 418 Ordinary Shares which vested immediately upon grant, the value of which is reflected in the table above under "Share Awards." Mr. Tan, a Singapore resident, incurred U.S. federal income and Arizona state income taxes in addition to local taxes as a result of serving on our Board. The Company paid $31,187 in U.S. federal income tax and $392 in Arizona state income tax directly to the relevant taxation authority on behalf of Mr. Tan, which taxes were incurred as a result of Mr. Tan's meeting attendance at our offices in Austin, Texas as well as in Sedona, Arizona during fiscal year 2025, and $2,844 for third-party tax return preparation and filing services during fiscal year 2025. In addition, $446 was paid directly to the I.R.S. in fiscal year 2025 in relation to a tax notice received for the 2023 tax year. These amounts are reflected in the table above under "All Other Compensation."

The table below shows the aggregate number of Ordinary Shares underlying unvested restricted share units held by our non-employee directors as of the 2025 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Restricted Share Units (#)
John D. Harris II	6,889
Michael E. Hurlston	6,889
Erin L. McSweeney	6,889
Maryrose Sylvester	6,889
Charles K. Stevens, III	6,889
Lay Koon Tan	6,889
Patrick J. Ward	6,889
William D. Watkins	10,333

The non-employee directors do not hold any share options.

Treatment of Unvested Restricted Share Unit Awards upon a Change of Control

All of our non-employee directors have outstanding restricted share unit awards. Information regarding the treatment of outstanding restricted share units upon a change of control is described in the section titled *"Potential Payments Upon Termination or Change of Control."*

Proposals to be Considered at the 2025 Annual General Meeting of Shareholders

Proposal No. 1: Re-election of Directors

Article 94 of our Constitution requires that at each annual general meeting, all of the current directors must retire from office. Retiring directors are eligible for re-election.

Upon the recommendation of our Nominating, Governance and Public Responsibility Committee, the Board of Directors has nominated all nine of our incumbent directors who will retire from office at the 2025 annual general meeting as required by Article 94 of our Constitution, for re-election.

If any nominee under Proposal No. 1 fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his or her re-election (that is, if the number of shares voted "FOR" the director nominee does not exceed the number of votes cast "AGAINST" that nominee), he or she will not be re-elected and the size of the Board will be reduced accordingly. Abstentions, if any, will have no effect.

The Singapore Companies Act provides that we must have at all times at least one director ordinarily resident in Singapore. As Mr. Tan is the only member of our Board of Directors who is ordinarily resident in Singapore, if Mr. Tan is not re-elected at the 2025 annual general meeting, he shall be deemed to continue in his role as a director until we appoint another director to the Board who is ordinarily resident in Singapore.

The proxy holders intend to vote all proxies for the nominees for directors listed below under "Nominees to our Board of Directors." If any nominee is unable or declines to serve as a director at the time of the 2025 annual general meeting, the proxies will be voted for any nominee designated by the present Board of Directors, in accordance with Article 99 of our Constitution, to fill the vacancy. As of the date of this proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

The Board recommends a vote **"FOR"** the re-election of each of the Director nominees.

Nominees to our Board of Directors - Skills, Qualifications and Backgrounds

Flex is committed to having a predominantly independent Board of Directors representing a range of critical skills. Our Nominating, Governance and Public Responsibility Committee is responsible for assessing the composition and performance of the Board and its committees, and for recruiting, evaluating, and recommending candidates to be presented for appointment or election to our Board. Our Board believes that a wide range of viewpoints is critical to effective board deliberations, corporate governance and oversight. The general attributes we expect all directors to have are high professional and personal ethics and values, an understanding of the Company's business and industry, advanced education, broad-based business acumen, and the ability to think strategically.

For this year's election, the Board has nominated nine individuals who bring a variety of skills and experiences to the Board and reflect an appropriate combination of qualifications to represent and further the long-term interests of the Company's shareholders. Three of our nominees (33%) are women and three nominees (33%) are from underrepresented racial/ethnic groups. Our Board has a good balance of longer-serving directors who have in-depth knowledge of our business and newer members who bring fresh perspectives and additional skills, with five of our incumbent director nominees having tenures of five years or less. Our nominees' collective experience covers a wide range of geographies and industries.

The following matrix highlights many of the specific experience, attributes, skills and qualifications that our nominees for director bring to the Company and that are considered when evaluating and recommending candidates for appointment or election to our Board.

		Revathi Advaithi	John D. Harris II	Michael E. Hurlston	Erin L. McSweeney	Charles K. Stevens, III	Maryrose Sylvester	Lay Koon Tan	Patrick J. Ward	William D. Watkins
Strategic Skills	Environmental and Sustainability	✓	✓	✓	✓	✓	✓		✓	✓
	Human Capital Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Global Operations	✓	✓	✓		✓	✓	✓	✓	✓
	Supply Chain	✓	✓	✓		✓	✓	✓		✓
	Technology and Innovation	✓	✓	✓	✓	✓	✓	✓		✓
	Information Systems and Cybersecurity	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Business Development and Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓
Core Competencies	Public Company Board Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Financial, Accounting and Audit	✓	✓	✓		✓	✓	✓	✓	✓
	Risk and Compliance	✓	✓	✓		✓	✓	✓	✓	✓
	Industry Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓

Strategic Skills	**Environmental and Sustainability**	Experience in environmental and sustainability topics, which is instrumental to Flex's foundation of sustainability governance and our position as a leader in sustainability efforts.
	Human Capital Management	Experience in human resources, compensation and benefits, recruiting and retaining employees, succession planning, and developing and maintaining a strong workplace culture. Our Board recognizes that human capital management is a high priority for the Company as an important component to maintaining our competitiveness and world-class capabilities and as we focus on hiring and retaining the world's best talent.
	Global Operations	Experience operating in a global context by managing international enterprises, residence abroad, and studying other cultures adds impactful insight to our Board's oversight of Flex's global footprint, including our workforce and operations in approximately 30 countries, and enables our Board to support management in developing solutions across international markets.
	Supply Chain	Experience in executive positions overseeing supply chain management and exposure to supply chain issues, which is invaluable in overseeing and guiding Flex's supply chain services that involve a network of approximately 100 locations across the globe.
	Technology and Innovation	Experience in the technology sector and driving technological innovation enables our Board to guide Flex's strategy regarding the design and manufacturing of proprietary products and advanced manufacturing solutions.
	Information Systems and Cybersecurity	Experience in understanding the impact and increasing importance of information technology and the cybersecurity threat landscape in our business and that of our customers, including as a result of public company board service on a committee with cybersecurity risk oversight responsibilities, is critical to an effective risk management program.
	Business Development and Strategic Planning	Executive level experience with business and customer development and long-term strategic planning and execution allows our Board to actively support the development and execution of Flex's long-term strategy and continued business transformation.
Core Competencies	**Public Company Board Governance**	Experience on other public company boards provides insight into the dynamics and operations of a corporate board, the relationship between a public company board to senior management and shareholders, and the oversight of strategic, operational, and corporate governance-related matters, and positions our Board to adopt best practices in public company corporate governance.
	Financial, Accounting and Audit	Experience in accounting and audit functions and the ability to analyze financial statements and oversee budgets provide critical oversight and support of Flex's financial reporting and responsibility to shareholders and other stakeholders.
	Risk and Compliance	Experience identifying, mitigating, and managing enterprise risks allows our Board to effectively fulfill its risk oversight responsibilities.
	Industry Leadership	Experience in executive positions within the technology sector or within the manufacturing sector enhances our Board's ability to oversee management in areas that are fundamental to Flex's business, strategic plan, and growth.


Director Nominee Demographics
Board Independence
78%
Independent, including our Chair
Independent (7)
Non-Independent (2)
Board Tenure
7.0
Average years of tenure
5 years or less (5)
>10 years (2)
6-10 years (2)

The Nominating, Governance and Public Responsibility Committee considered the specific experience described in the biographical snapshots below in determining that each individual nominee should serve on our Board of Directors.

Revathi Advaithi

Chief Executive Officer, Flex Ltd.

Director Since: **2019**

Age: **57**

Board Committee(s):

- None

Other Public Company Boards:

- Uber Technologies, Inc. (since 2020)

Career Highlights:

- Chief Executive Officer of Flex since February 2019
- President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company (2015 to 2019)
- President of Electrical Sector, Americas, of Eaton (2012 to 2015)
- Other positions of increasing responsibility at Eaton between 2008 and 2012, including Vice President and General Manager of the Electrical Components Division
- Several senior roles within the sourcing and supply chain functions at Honeywell between 2002 and 2008, including Vice President and General Manager of Honeywell's Field Solutions business
- Various positions at Eaton between 1995 and 2002, including leading the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai

Skills and Experience Supporting Nomination:

- Current service as Flex's Chief Executive Officer, as well as a broad and deep understanding of Flex, the industries in which it participates, and the strategic actions necessary to deliver long-term profitable growth, contributes indispensable knowledge and expertise to our Board
- Leadership experience in engineering, operations, logistics, and international supply chain management
- Cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility
- Globally minded, purpose-driven leader with a deep commitment to our culture and our values

John D. Harris II

Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.

Director Since: **2020**

Age: **64**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- Cisco Systems, Inc. (since 2021)
- ExxonMobil Corporation (since 2022)
- Kyndryl Holdings, Inc. (since 2021)

Career Highlights:
- Vice President of Business Development for Raytheon Company and Chief Executive Officer of Raytheon International, Inc., a wholly-owned subsidiary of Raytheon Company, a global engineering and technology company focused on aviation, space and defense. In this role, he was responsible for worldwide sales and marketing, international business and government relations operations, as well as leading the execution of the company's global business strategy (2013 to 2020)
- Joined Raytheon in 1983 and held several leadership positions including Vice President and General Manager of Raytheon's Intelligence, Information and Services business (2012 to 2013); President, Raytheon Technical Services Company (2010 to 2012); Vice President, Contracts and Supply Chain for Raytheon (2005 to 2010); Vice President, Contracts for Raytheon's government and defense businesses; and Vice President of Operations and Contracts for Raytheon's former electronic systems business
- Served on the Radio Technical Commission for Aeronautics (RTCA) NextGen Advisory Committee, the National Advisory Council on Minority Business Enterprise with the U.S. Department of Commerce, and the Association of the United States Army's Council of Trustees

Skills and Experience Supporting Nomination:
- Proven track record of success in developing and managing large scale global businesses, with leadership in sales and marketing, supply chain, and government relations
- Technology, digital and cybersecurity experience as former president of Raytheon Technical Services Company and as former general manager of Raytheon's Intelligence, Information and Services business, and as a board member of a public company global leader in information security
- Competencies in talent management, culture development and strategic planning based on his CEO and functional experience
- Outside public and non-profit board experience and government service experience

Michael E. Hurlston

President and Chief Executive Officer, Lumentum Holdings Inc.

Director Since: **2020**

Age: **58**

Board Committee(s):
- None

Other Public Company Boards:
- Astera Labs Inc. (since 2024)
- Lumentum Holdings Inc. (since 2025)

Recent Prior Public Company Boards:
- Synaptics Incorporated (2019-2025)
- Ubiquiti Networks, Inc. (2016–2021)

Career Highlights:
- President and Chief Executive Officer of Lumentum Holdings Inc., a designer and manufacturer of innovative optical and photonic products enabling cloud, optical networking, and laser applications worldwide (February 2025 to present)
- Synaptics Incorporated, a global leader in IoT semiconductor solutions and human interface solutions combining IoT and AI (2019 to February 2025)
- Chief Executive Officer and a member of the board of directors of Finisar Corporation, a leader in optical communications (2018 to 2019)
- From 2001 to 2017, held various senior leadership positions in sales, marketing and general management at Broadcom Limited, a leading developer and supplier of a broad range of semiconductor solutions, and its predecessor corporation, including Senior Vice President and General Manager of the Mobile Connectivity Products / Wireless Communications and Connectivity Division
- Held senior marketing and engineering leadership positions at Oren Semiconductor, Inc., Integrated Circuit Systems, Inc., MicroPower Systems Inc., Exar Corporation and IC Works Inc. from 1991 to 2001
- Serves on the Board of Executive Trustees of the UC Davis Foundation

Skills and Experience Supporting Nomination:
- Current public company CEO experience, as well as extensive leadership and operational experience from his senior executive positions at several technology companies
- Deep experience in the semiconductor industry which provides our Board with valuable perspectives directly relevant to our business
- Significant technology and global experience, holding advanced degrees in electrical engineering and business administration, as well as a proven track record of growing large businesses to achieve consistent profitable growth and market penetration
- Experience serving on public company, private company and non-profit boards

Erin L. McSweeney

Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated

Director Since: **2020**

Age: **60**

INDEPENDENT

Board Committee(s):
- Compensation and People (Chair)
- Nominating, Governance and Public Responsibility

Other Public Company Boards:
- None

Career Highlights:
- Executive Vice President and Chief People Officer of UnitedHealth Group Incorporated, responsible for developing and implementing the company's enterprise people and culture strategy (March 2022 to present)
- Executive Vice President, Chief of Staff for CEO, UnitedHealth Group Incorporated (February 2021 to February 2022)
- Executive Vice President and Chief Human Resources Officer of Optum, Inc., the global health services platform of UnitedHealth Group Incorporated with 180,000 employees worldwide (January 2017 to February 2021)
- Several positions of increasing responsibility during her 11-year career at EMC (now Dell EMC), including Executive Vice President and Chief Human Resources Officer (2015 to 2016); Senior Vice President, Human Resources, Products and Marketing (2013 to 2015); and Chief Human Resources Officer and Vice President, Virtual Computing Environment (2009 to 2012)
- Held several other CHRO roles across various industries

Skills and Experience Supporting Nomination:
- Highly experienced strategic change agent with a track record of elevating organizational performance and strengthening cultural values, having served more than 30 years as a human capital management professional
- Expertise in leading all strategic and operational aspects of human resources, including organizational design, talent acquisition and management, total rewards, employee development, performance management, and succession planning
- Background and insights position her to oversee best practices in executive compensation and human capital management

Charles K. Stevens, III

Retired Executive Vice President and Chief Financial Officer, General Motors Company

Director Since: **2018**

Age: **65**

INDEPENDENT

Board Committee(s):
- Audit (Chair)
- Nominating, Governance and Public Responsibility

Other Public Company Boards:
- Genuine Parts Company (since 2024)
- Masco Corporation (since 2018)

Recent Prior Public Company Boards:
- Eastman Chemical Company (2020-2024)
- Tenneco Inc. (2020-2022)

Career Highlights:
- Retired from General Motors Company (GM) in March 2019 after a 40-year career at the global automotive company that designs, manufactures, markets, and distributes vehicles and vehicle parts, and sells financial services
- Executive Vice President and Senior Advisor of GM (2018 to March 2019)
- Executive Vice President and Chief Financial Officer of GM, responsible for leading GM's financial and accounting operations worldwide (2014 to 2018)
- Chief Financial Officer of GM North America (2010 to 2014); Interim Chief Financial Officer of GM South America (2011 to 2013); led GM's financial operations for GM Mexico (2008 to 2010) and GM Canada (2006 to 2008)
- From 1994 to 2005, held several leadership positions in GM's Asia-Pacific region including China, Singapore, Indonesia, and Thailand

Skills and Experience Supporting Nomination:
- As the former chief financial officer of GM, brings significant leadership experience in financial and accounting operations of a large, global publicly held manufacturing company
- Provides a valuable understanding of international financial matters, risk evaluation and management, mergers and acquisitions, and consumer goods
- Extensive experience in the automotive industry which provides our Board with valuable perspectives directly relevant to our business
- Outside current and past public company board experience, with particular focus on audit committee service and leadership, which includes cybersecurity risk oversight experience as a member of audit committees of public company boards tasked with such responsibility

Maryrose Sylvester

Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd

Director Since: **2022**

Age: **59**

INDEPENDENT

Board Committee(s):
- Compensation and People

Other Public Company Boards:
- Harley-Davidson, Inc. (since 2016)
- Vontier Corporation (since 2021)
- Waste Management, Inc. (since 2021)

Career Highlights:
- U.S. Managing Director and U.S. Head of Electrification of ABB Ltd, a global technology company operating in the areas of electrification, robotics, power, and automation (June 2019 to August 2020)
- Held a broad range of leadership roles during more than 30 years at GE, including President and CEO of Current, a digital power service business delivering integrated energy systems (2015 to June 2019); President and CEO of GE Lighting, a leading global lighting provider (2011 to 2015); and President and CEO of GE Intelligent Platforms, an industrial automation provider (2006 to 2011)
- Global supply chain experience during tenure at GE including as Director of Sourcing for GE Lighting in Budapest, Hungary, and Global Sourcing Director for GE Lighting

Skills and Experience Supporting Nomination:
- Extensive experience in leading and transforming global industrial businesses, focused on innovation, operational improvement, and supply chain and logistics management
- Significant knowledge and expertise in product development and delivering technology-enabled and energy-efficient, sustainable solutions
- Experience serving on large public company, private company and non-profit boards, which includes cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility

Lay Koon Tan

Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.

Director Since: **2012**

Age: **66**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- None

Career Highlights:
- Founding President and Chief Executive Officer and a member of the board of directors of STATS ChipPAC Ltd., a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions (2004 to 2015), after leading the formation of the company, and its predecessor, ST Assembly Test Services Ltd. (2002 to 2004). Mr. Tan joined ST Assembly Test Services Ltd. in 2000 as its Chief Financial Officer.
- Investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc.
- Various senior positions in government and financial institutions in Singapore, including the United Overseas Bank Limited
- Holds a Bachelor of Engineering from the University of Adelaide, Australia where he was a Colombo Plan Scholar, and a Master of Business Administration from the University of Pennsylvania's Wharton School of Business, where he was a Palmer Scholar

Skills and Experience Supporting Nomination:
- Deep financial expertise and experience in investment matters and business development
- Experience in driving innovation and growth through entrepreneurial endeavors in the technology sector, including in the semiconductor industry
- Executive leadership experience, serving as a chief executive officer and chief financial officer of leading global technology-based businesses

Patrick J. Ward

Retired Vice President and Chief Financial Officer, Cummins Inc.

Director Since: **2022**

Age: **62**

INDEPENDENT

Board Committee(s):
- Audit
- Compensation and People

Other Public Company Boards:
- Corteva, Inc. (since 2019)

Career Highlights:
- Vice President and Chief Financial Officer of Cummins Inc., a global power leader that designs, manufactures, distributes and services engines and related technologies (2008 to 2019)
- Held a broad range of financial leadership positions after joining Cummins in 1987, including serving as vice president, engine business controller, and executive director, power generation business controller
- Prior to joining the Board of Corteva, Inc., Mr. Ward served as a director of E.I. du Pont de Nemours and Company, Inc. and remained a board member through its merger with DowDuPont Inc.

Skills and Experience Supporting Nomination:
- Broad experience across finance, risk management and strategy from his extensive experience as a chief financial officer and executive of a global public company
- Significant financial expertise, including in financial reporting, public accounting, capital markets, investment management and investor relations, through a broad range of global financial leadership positions including as a public company chief financial officer
- Several years of experience serving on public company boards, with particular focus on audit committee service and leadership, which includes cybersecurity risk oversight experience as a member of the audit committee of another public company board tasked with such responsibility

William D. Watkins, Independent Chair of the Board

Retired Chief Executive Officer, Imergy Power Systems, Inc.

Director Since: **2009**

Age: **72**

INDEPENDENT

Board Committee(s):
- Nominating, Governance and Public Responsibility (Chair)

Other Public Company Boards:
- Nextracker Inc. (since 2023)

Recent Prior Public Company Boards:
- Avaya Holdings Corp. (2017-2023)
- Maxim Integrated Products, Inc. (2008-2021)

Career Highlights:
- Chief Executive Officer (2013 to 2016) and Chairman of the Board (2015 to 2016) of Imergy Power Systems, Inc., a leading innovator in cost-effective energy storage solutions
- Chairman of the Board (February 2013 to December 2013) and Chief Executive Officer (2010 to February 2013) of Bridgelux, Inc., a leading light emitting diode (LED) developer
- Chief Executive Officer (2004 to 2009) and President and Chief Operating Officer (2000 to 2004) of Seagate Technology, a provider of electronic data storage solutions and systems, responsible for Seagate's hard disc drive operations, including recording heads, media, and other components, and related R&D and product development organizations
- Various other positions with Seagate Technology (1996 to 2000)

Skills and Experience Supporting Nomination:
- Extensive operational and management experience, including as CEO and COO, leading technology manufacturing businesses on a global scale
- Deep understanding of the electronics and semiconductor industries which provides our Board with valuable perspectives directly relevant to our business
- Technology, digital and cybersecurity experience as an executive serving businesses in encryption, enterprise, desktop, mobile computing, and electronics industries
- Outside current and past board experience as a director of various public companies

The Board believes that Mr. Watkins' extensive experience and tenure on our Board makes him very well suited to serve as the independent Chair of our Board.

Proposal No. 2: Re-Appointment of Independent Auditors for Fiscal Year 2026 and Authorization of our Board to Fix Their Remuneration

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit our financial statements and records for the fiscal year ending March 31, 2026, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the 2026 annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2025 annual general meeting, will have the opportunity to make a statement, and available to respond to appropriate questions.

Deloitte & Touche LLP has been the Company's independent registered public accounting firm since 2002. The Company has been advised by Deloitte & Touche LLP that neither it nor any of its associates has any direct or material indirect financial interest in the Company.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and its respective affiliates, for services performed during fiscal years 2025 and 2024. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal year	
(in millions)	2025 ($)	2024 ($)
Audit Fees	12.1	14.4
Audit-Related Fees	0.3	0.1
Tax Fees	0.9	1.3
All Other Fees	—	—
Total	**13.3**	**15.8**

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services related to rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory audits for the fiscal year ended March 31, 2025 that were approved during the fiscal year and regulatory filings or engagements, such as comfort letters, statutory audits, and consents and the review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit and not included in Audit Fees.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The Audit Committee has delegated to its Chair pre-approval authority subject to predefined financial limits set by the Audit Committee, provided that any such decisions are required to be reported to the Audit Committee at its next regularly scheduled meeting. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee also may pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

The Board recommends a vote "FOR" the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2026 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

Message from the Audit Committee

We, the members of Flex's Audit Committee, assist our Board of Directors in overseeing financial accounting and reporting processes; systems of internal controls; the appointment, compensation and oversight of our external auditor; and our compliance with legal and regulatory requirements. We are committed to the values of independence and transparency in the discharge of our duties.

In furtherance of independent oversight, our Audit Committee is composed entirely of independent and financially literate directors, including four audit committee financial experts. Further, we annually assess the independence of our external auditors considering any non-audit fees or services and the tenure of our lead audit partner.

We also take measures to ensure transparency between ourselves, members of management, and our external auditors including holding regular private sessions with external auditors, maintaining open lines of communication with members of management, and performing annual assessments of the qualifications and work quality of our external auditors.

We typically hold at least 8 meetings each fiscal year, in connection with regularly scheduled Board meetings and the filing of quarterly and year-end financial results. Additionally, we meet as needed to address emerging concerns including financial and accounting practices and ethics and compliance concerns. Specifically, in discharging our oversight duties at each regularly scheduled Audit Committee meeting, we:

- review and discuss with management and Deloitte & Touche LLP our quarterly earnings press releases, related periodic reports filed with the SEC, and our audited financial statements for the fiscal year, as well as the overall quality of our financial reporting process;
- receive updates from Flex's Chief Ethics and Compliance Officer ("CECO") regarding legal and compliance matters including reports about the receipt and resolution of employee or other concerns raised regarding financial reporting and other compliance matters, and annually review the performance of the CECO;
- receive updates from Flex's Vice President of Internal Audit regarding internal audit and risk management matters including the Audit and Risk Management Services reports, and annually review the performance of the Vice President of Internal Audit;
- review and discuss accounting and tax regulatory, procedural, and program updates;
- review and discuss with management, internal audit and Deloitte & Touche LLP the evaluation, execution, and effectiveness of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002;
- review and discuss topics regarding information security and cybersecurity risks, which includes receiving regular updates from Flex's Chief Information Security Officer, and the Company's strategy to mitigate these risks; and
- review and discuss with management significant business, operational and reporting risks and assess the steps management is taking to control these risks, including specific critical risks identified by our enterprise risk management program.

For an exhaustive discussion of our responsibilities, we invite you to review our Audit Committee charter which we assess on an annual basis and revise, if necessary.

Audit Committee Report

The Audit Committee has reviewed and discussed with management and with our independent auditors, Deloitte & Touche LLP, our audited consolidated financial statements for the fiscal year ended March 31, 2025, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2025. Flex management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by the applicable rules of the Public Company Accounting Oversight Board and the SEC. The Audit Committee also has discussed with our independent auditors the firm's independence from Company management and the Company and reviewed the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee also has considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal years 2025 and 2024 were pre-approved by the Audit Committee in accordance with established procedures.

Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express an opinion on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

Based on the Audit Committee's discussions with management and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements, together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, which was filed with the SEC on May 21, 2025.

Submitted by the Audit Committee of the Board of Directors:

Charles K. Stevens, III   John D. Harris II   Lay Koon Tan   Patrick J. Ward

Proposal No. 3: Non-Binding, Advisory Resolution on Executive Compensation

We are asking our shareholders to approve, in a non-binding, advisory vote, the compensation of our named executive officers (NEOs) as reported in this proxy statement in the "Compensation Discussion and Analysis" and the compensation tables and accompanying narrative disclosure under "Executive Compensation."

Flex's compensation philosophy is that pay should be meaningfully aligned with performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term performance goals and the creation of shareholder value. A key objective of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous Company objectives, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure.

We strongly encourage shareholders to read the Compensation Discussion and Analysis section of this proxy statement in detail. This section describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives and shows the link between our performance and our executives' incentive compensation. We also encourage shareholders to review the Summary Compensation Table and the other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs.

While the vote on this resolution is advisory and not binding on the Company, each member of the Compensation and People Committee, along with the Board, values the perspectives of our shareholders and will consider the results of this vote when making decisions regarding future executive compensation arrangements. We have held a say-on-pay advisory vote on an annual basis since 2011, with the next vote anticipated to occur at our 2026 annual general meeting.

The Board recommends a vote **"FOR"** the approval of the non-binding, advisory resolution on executive compensation.

Compensation and People Committee Report

The Compensation and People Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation and People Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in the Company's proxy statement for the 2025 annual general meeting of shareholders.

Submitted by the Compensation and People Committee of the Board of Directors:

Erin L. McSweeney Maryrose Sylvester Patrick J. Ward

Compensation Discussion and Analysis

This CD&A is organized into the following key sections:

Introduction

In this Compensation Discussion and Analysis (CD&A) section, we discuss the material elements of our compensation programs and policies, including our overall compensation philosophy and program objectives, and how and why the Compensation and People Committee arrived at specific compensation policies and decisions involving our NEOs. Our NEOs for fiscal year 2025 were:

Name	Position
Current Executives	
Revathi Advaithi	Chief Executive Officer
Kevin Krumm(1)	Chief Financial Officer
Kwanghooi (Hooi) Tan(2)	Chief Operating Officer
Michael P. Hartung(3)	President, Chief Commercial Officer
Scott Offer	Executive Vice President, General Counsel
Former Executives	
Paul R. Lundstrom(1)	Former Chief Financial Officer
Jaime Martinez(1)	Former Interim Chief Financial Officer

(1) Mr. Krumm became our Chief Financial Officer effective January 6, 2025. Mr. Lundstrom resigned from his position of Chief Financial Officer effective July 31, 2024. Mr. Martinez served as our Interim Chief Financial Officer for a portion of fiscal year 2025 (from August 1, 2024 until January 5, 2025), after which he continued in his role as Senior Vice President, Finance.

(2) Mr. Tan's title was changed to Chief Operating Officer in connection with his assumption of additional responsibilities in August 2024 including oversight of IT.

(3) Mr. Hartung was promoted to President, Chief Commercial Officer effective July 26, 2024. In this expanded role, he now leads both the Agility and Reliability segments.

Executive Summary

Our pay programs are designed to align executives' compensation with performance against the Company's short-term and long-term objectives and the creation of shareholder value. We use a mix of performance metrics that are intended to reward different aspects of Company achievement.

Performance and Company Highlights for Fiscal Year 2025

During fiscal year 2025, we achieved another year of strong results, which once again demonstrates our effective strategy to shift the portfolio towards more profitable businesses coupled with the ability to navigate a challenging macroeconomic environment and deliver value to our shareholders.[A]

- One-year and three-year Flex TSR of 15.6% and 145.2%, respectively.
- Adjusted operating profit (OP) grew by 15.2% year-over-year, following 2.8% growth in fiscal year 2024 over 2023, and 15.1% growth in fiscal year 2023 over 2022. Fiscal year 2025 adjusted OP performance was very strong, driven by favorable mix and operational efficiency.

- Closed the year at a cash position of $2.3 billion.
- Returned $1.257 billion to our shareholders through stock repurchases.
- In addition to the above performance, in fiscal year 2025 the Company achieved adjusted gross margin of 8.8% and GAAP gross margin of 8.4%, adjusted operating margin of 5.7% and GAAP operating margin of 4.5%, and adjusted earnings per share (EPS) of $2.65 and GAAP EPS of $2.11.

(A) Adjusted OP, adjusted gross margin, adjusted operating margin and adjusted EPS are non-GAAP financial measures. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

The short-term incentive program for the NEOs in fiscal year 2025 used the following financial metrics: revenue, adjusted OP, and adjusted free cash flow (FCF). For fiscal year 2025, we continued our adjusted EPS growth performance stock unit (PSU) program as a long-term incentive (LTI) vehicle. These are the same metrics we focused on in our quarterly performance updates to shareholders. Our recent history of performance on these four metrics is shown below.


Revenue
$26.4B
$25.8B
2.3%
Decrease
FY24
FY25
Adjusted Operating Profit
$1,267M
$1,459M
15.2%
Increase
FY24
FY25
Adjusted FCF
$821M
$1,082M
31.8%
Increase
FY24
FY25
Adjusted EPS
$2.15
$2.65
23.3%
Increase
FY24
FY25

Note: See Annex A to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

Our adjusted FCF performance and improved profitability supported our return of capital to shareholders through our share repurchase program, as shown below.


Share Repurchases
$1,257M
of shares repurchased in fiscal 2025, delivering on our commitment to return substantial free cash flow to shareholders.
$183M
$686M
$337M
$1,298M
$1,257M
FY21
FY22
FY23
FY24
FY25

Key Leadership Changes in Fiscal Year 2025

Mr. Krumm joined the Company as our Chief Financial Officer effective January 6, 2025. Our former Chief Financial Officer, Mr. Lundstrom, resigned from his position effective July 31, 2024 to pursue another career opportunity. Following Mr. Lundstrom's departure, Mr. Martinez served as our Interim Chief Financial Officer from August 1, 2024 until January 5, 2025. Mr. Krumm joined Flex with more than 20 years of global experience across industrial, chemical, and healthcare industries. He has deep experience in public accounting, corporate treasury operations, mergers and acquisitions and corporate finance.

Mr. Hartung was promoted from his prior position of President, Agility to his current position of President, Chief Commercial Officer effective July 26, 2024. In his expanded role, Mr. Hartung leads both the Agility and Reliability segments, focusing on delivering on the long-term Flex Forward strategy and driving the adoption of the Company's end-to-end services and products across targeted markets.

Mr. Tan assumed additional responsibilities in August 2024 including oversight of global IT. As a result, effective October 1, 2024, Mr. Tan's title was changed to Chief Operating Officer.

Compensation Highlights for Fiscal Year 2025

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

- **Base salaries maintained with one exception:** Mr. Tan, our Chief Operating Officer, received a 5.0% increase effective August 1, 2024 in connection with his assumption of additional responsibilities.
- **Bonus targets maintained with one exception:** Mr. Hartung's bonus target was increased from 100% to 110% in connection with his promotion to President, Chief Commercial Officer.
- **Bonus payouts** ranged from 132% to 144% of target for the NEOs (excluding Mr. Lundstrom who left the Company during fiscal year 2025 and did not receive a payout). Upon management's recommendation, the Compensation and People Committee exercised negative discretion by reducing corporate funding under the bonus plan from 147% to 131% due to underperformance of revenue to plan and guidance, despite significant overperformance on both adjusted OP and adjusted FCF.
- **Performance share unit (PSU) payouts:** 162% was earned for the relative total shareholder return (rTSR) PSUs for the three-year performance cycle ending in fiscal year 2025 (rTSR PSUs that vested in June 2024) based on achieving average related TSR growth of 54%. Absolute TSR growth over this period was 132%. Maximum payout of 200% was earned for the Adjusted EPS PSUs for the three-year performance cycle ending on March 31, 2025 based on achieving average adjusted Flex core EPS growth of 14.7% (excluding the impact of Nextracker).

Summary of Compensation Program Changes for Fiscal Year 2025

For fiscal year 2025, the Company made the following two refinements to the design of its compensation program, as described below.

Program Element	Fiscal Year 2025 Design Changes	Rationale for Change
Annual Incentive Bonus Metrics	Increased weighting of OP (from 50% to 60%) and decreased weighting of revenue (from 50% to 40%) on segment results for segment presidents and President, Chief Commercial Officer	To have greater emphasis on OP growth
Change of Control Severance	Amended the executive severance plan to provide for differentiated benefits in the event of a change of control termination	To have market-aligned change of control-related severance provisions

Fiscal Year 2025 Executive Compensation Summary

Our executive compensation program is structured to be competitive and allow us to attract and retain a high caliber leadership team. Further, it is intended to provide direct alignment between pay and performance. The illustrations below show the key elements of direct compensation for our NEOs in fiscal year 2025 and how those elements were allocated. A majority of target pay is performance-based and 90% is at-risk for our CEO, and 80% is at-risk for our other NEOs (on average), as detailed below.

Fiscal Year 2025 Target Total Direct Compensation[(1)]


Ms. Advaithi (CEO)
90% At-Risk
10%
16%
37%
37%
53% Performance-Based
Other NEOs(2)
80% At-Risk
20%
21%
29.5%
29.5%
51% Performance-Based
Base Salary
Annual Cash Incentive
PSUs
RSUs

(1) PSUs are shown at face value (the target number of shares awarded multiplied by the closing stock price on the grant date).
(2) "Other NEOs" includes only NEOs serving on the last day of fiscal year 2025 who also participated in the fiscal year 2025 annual LTI award cycle (i.e., Messrs. Tan, Hartung and Offer). Excludes special one-time equity awards granted to Messrs. Tan and Hartung in fiscal year 2025.

Variable Compensation Element	Description
Short-Term Incentive Vehicles & Weights Corporate: 25% Revenue; 40% Adjusted OP; 35% Adjusted FCF Segment NEOs: 16% Segment Revenue; 24% Segment OP; 60% Corporate Results	Corporate executives are measured entirely on Flex financial objectives. Segment NEO metrics measured 60% based on corporate results and 40% on segment results (16% on segment revenue and 24% on segment OP).
(+/-10%) Sustainability performance bonus modifier (+/-10%) Individual performance bonus modifier	All NEOs are measured against a group scorecard consisting of five sustainability metrics that can modify bonus payouts. All NEOs are measured against individual goals that can modify bonus payouts.
Long-Term Incentive Vehicles & Weights 25% Relative TSR PSUs 25% Adjusted EPS Growth PSUs 50% Service-Based RSUs	25% are PSUs that may be earned based on Flex's TSR versus that of the TSR peer group over 12-, 24- and 36-month periods, with earned shares vested and delivered at the end of the 36-month performance period. 25% are PSUs that may be earned based on Flex's adjusted EPS growth over three annual periods, with earned shares vested and delivered at the end of the 36-month performance period. 50% are RSUs that vest in equal annual installments over a three-year period.
Deferred Compensation	Long-term cash incentives under our Deferred Compensation Plan have a target value equal to 30% of salary for each NEO (except Mr. Martinez whose target value was equal to 20% of his salary), with 50% of funding fixed and 50% of funding linked to corporate bonus funding.

Compensation Philosophy

Flex's compensation philosophy is that pay should be meaningfully aligned with performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term objectives and the creation of shareholder value. A key purpose of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous performance goals, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure. We actively manage our pay-for-performance philosophy as described below.

Program Feature	Overview
Competitive pay	• We regularly benchmark pay against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for our NEOs to manage fixed costs and emphasize paying for performance.
Substantial emphasis on at-risk compensation	• Programs are designed to link pay delivery to the achievement of pre-determined performance goals that directly correlate with enhanced shareholder value. • 90% of Ms. Advaithi's fiscal year 2025 target total direct compensation was at-risk and, on average, 80% of target total direct compensation for our other NEOs serving in their roles on the last day of fiscal year 2025 who participated in the fiscal year 2025 annual LTI award cycle was at-risk. • At-risk compensation is based on the achievement of core financial metrics and/or is subject to market risk based on stock price and/or relative TSR performance. Incentive outcomes are based on a formulaic calculation of results against pre-determined financial or TSR-based performance targets. • Formulaic funding results under the annual incentive plan are modified based on achievement of sustainability metrics (+/-10 percentage points) and individual performance (+/-10 percentage points). • The Board, or the Compensation and People Committee if so delegated by the Board, maintains the authority to adjust annual incentive bonus payouts if such payouts do not align with the Company's overall performance.
Focus on long-term performance	• While measurement of short-term results maintains day-to-day focus, we believe that shareholder value is built over the long term. • For Ms. Advaithi's fiscal year 2025 target total direct compensation, 74% was in the form of long-term incentives, half of which are linked to the achievement of relative TSR performance or adjusted EPS growth goals. On average, 59% of target total direct compensation for our other NEOs serving on the last day of the fiscal year who participated in the fiscal year 2025 annual LTI award cycle was in the form of long-term incentives, tied to achievement of the same objectives as Ms. Advaithi. • We emphasize the NEOs' alignment with our shareholders' long-term interests by enforcing rigorous share ownership guidelines.

Our compensation program is highly responsive to changes in our operating and stock price performance, as illustrated below with respect to our CEO's total direct compensation.


Fiscal Year 2025 CEO Compensation Performance Scenario Comparisons (Illustrative)
$27,000
$24,000
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
-55%
$6,356
$1,313
$2,625
$1,093
$1,325
100%
$14,011
$5,250
$5,250
$2,186
$1,325
+73%
$24,292
$11,813
$7,875
$3,279
$1,325
Low Performance Scenario
Grant Date Target Pay
High Performance Scenario
PSU*
RSU
Bonus
Salary
*Grant date value of PSUs based on the closing stock price on date of grant (face value).

Illustrative Assumptions	Bonus & PSU Payouts	Stock Price
Low Performance Scenario	50% of Target	$15.99 (Grant Price – 50%)
High Performance Scenario	150% of Target	$47.96 (Grant Price + 50%)

Compensation-Setting Process and Decisions for Fiscal Year 2025

Alignment with Compensation and Corporate Governance Best Practices

The Compensation and People Committee regularly reviews our compensation programs, peer company data, and best practices in executive compensation. We have adopted corporate governance and compensation practices and policies that our Compensation and People Committee, along with our Board, believes help to advance our compensation goals and philosophy.

What We Do

- Our Compensation and People Committee is composed entirely of independent members with a robust review process.
- We use a pay-for-performance executive compensation model that focuses primarily on corporate performance, with the majority of executive compensation at-risk and long-term.
- We maintain a clawback policy so we could recoup compensation paid to an executive officer in the event of a material restatement of financial results.
- Our Compensation and People Committee retains an independent compensation advisor.
- We conduct regular shareholder outreach and consider shareholder advisory votes and views in determining executive compensation strategies.
- We maintain robust share ownership guidelines for NEOs and Directors.

What We Do Not Do

- We do not enter into NEO employment agreements.
- We do not pay severance in the event of an executive's voluntary resignation or retirement.
- We do not allow hedging or short sales of Company equity, and we do not permit using our shares as collateral for margin accounts or pledging of Company equity as collateral for loans.
- We do not provide excise tax gross-ups with respect to compensation awarded following change of control events.
- We do not have automatic single-trigger accelerated vesting of equity awards upon a change of control.
- We do not provide excessive or non-customary executive perquisites.
- We do not pay dividends or dividend equivalents on our unvested equity awards.
- We do not permit option/SAR repricing (including cash buyouts) under our equity incentive plan without shareholder approval.

Compensation and People Committee

The Compensation and People Committee is responsible for recommending to our Board the compensation of our Chief Executive Officer, all other NEOs, and our other executive officers. The Compensation and People Committee also administers our equity compensation plans, evaluates the effectiveness of our overall executive compensation programs, monitors our say-on-pay results, and reviews the Company's talent assessment and succession planning.

The Compensation and People Committee regularly assesses our compensation programs to ensure they are appropriately aligned with our business and human capital strategies and achieving their objectives. The Compensation and People Committee also reviews market trends and changes in competitive pay practices. Based on its review and assessment, the Compensation and People Committee may regularly approve changes in our compensation programs or recommend such changes to our Board.

Say-on-Pay Vote

The Compensation and People Committee believes that our executive compensation program is consistent with our pay-for-performance philosophy and provides proper alignment of incentives for our executives while driving long-term value creation for our shareholders. Each year, we evaluate our program in light of the strategic direction of the Company, market conditions, shareholder views (including the results of our annual say-on-pay resolution), and governance considerations, and make changes deemed appropriate for our business.

At our 2024 annual general meeting, we had strong support for the compensation of our NEOs, with 97.4% of the votes cast in favor of our say-on-pay resolution. We continue to evaluate our compensation program by taking into account the voting results, shareholder feedback, and other factors used in assessing the program as discussed in this CD&A.

Independent Consultants and Advisors

The Compensation and People Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting, and other advisors. During fiscal year 2025, the Compensation and People Committee retained FW Cook as its independent compensation consultant.

FW Cook furnished the Compensation and People Committee reports on the following topics: peer group composition, compensation data and analysis relating to the compensation of our NEOs, short- and long-term compensation program design, severance and change of control market data, compensation program risk assessment, annual share utilization and shareholder dilution levels resulting from equity plans and executive share ownership and retention values.

The Compensation and People Committee confirmed that there are no personal or business relationships between any FW Cook employee and any member of the Compensation and People Committee or any NEO beyond the Flex relationship. Based on this information and other factors, including the factors set forth under Rule 10C-1 under the Exchange Act, the Compensation and People Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation and People Committee. Outside of engaging on executive and Board member compensation and related matters, FW Cook does not provide any other services to the Company.

Role of Executive Officers in Compensation Decisions

The Compensation and People Committee meets with our CEO and other executives to obtain recommendations with respect to the structure of our compensation programs. The CEO and certain other executives also assess the performance of other individual executives and make recommendations regarding their compensation. Decisions related to the compensation of the CEO (including recommendations to the Board regarding the same) are made independently by the Compensation and People Committee, without input from management. In addition, our CEO and other executives develop recommendations for performance measures and target performance goals under our incentive plans based on management's business forecast—both at the Company and segment levels. These recommendations are approved by the Compensation and People Committee as well as by our Board when appropriate.

Executive Compensation Peer Group

Relying upon data provided by our independent compensation consultant, the Compensation and People Committee undertakes a review, on an annual basis, of the compensation peers that we use to provide insight into market-competitive executive pay programs, levels and practices. The criteria used to develop the peer group were unchanged from fiscal year 2024, continuing with revenue and market cap as the financial measures, as well as similar industry focus and publicly listed companies with headquarters in the U.S. as the other selection criteria. Applying these criteria, carried over from fiscal year 2024, did not result in any peer group changes – Flex continued with the same 14 peer companies as in fiscal year 2024.

Peer Group Criteria & Rationale


Public Company
Ensures market data availability.
United States Headquarters
Ensures labor market overlap.
Manufacturing with a Technology Focus(1)
Ensures alignment with industry practice.
Revenue
Ensures alignment with business size and complexity.
Market Cap
Ensures alignment between LTI awards and the value of the Company's stock.

(1) Initial industry selection criteria focused on companies assigned to the following GICS codes: Hardware and Equipment (4520) and Capital Goods (2010). Additional selection criteria were:
- Emphasis on technology and electronics or other specialty manufacturers (rather than pure distributors); and
- Business-to-business technology, machinery, or electronic peripheral providers.

Our peer group for fiscal year 2025 compensation decisions consisted of the following companies:

Arrow Electronics, Inc.	Jabil Inc.	TD SYNNEX Corporation
Avnet, Inc.	PACCAR Inc.	Textron Inc.
Corning Incorporated	Parker Hannifin Corporation	Western Digital Corporation
Cummins Inc.	Sanmina Corporation	Xerox Holdings Corporation
Hewlett Packard Enterprise Company	Seagate Technology Holdings plc	

The peer group revenue and market cap summary statistics, as of the time of the analysis, are shown below.


Annual Revenue - Flex vs. Peer Group
$M
$40,000
$30,000
$20,000
$10,000
$0
Flex's revenues were at the 61st %ile
$10,776
$22,801
$34,311
$30,040
Flex
25th %ile
50th %ile
75th %ile


Annual Market Cap - Flex vs. Peer Group
$M
$40,000
$30,000
$20,000
$10,000
$0
Flex's market cap was at the 37th %ile
$5,792
$14,587
$24,783
$11,184
Flex
25th %ile
50th %ile
75th %ile

In addition to our peer group companies, the Compensation and People Committee reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Flex's compensation programs in the context of broader market practices.

Fiscal Year 2025 Executive Compensation

Base Salary

The Compensation and People Committee typically reviews base salaries every year and makes recommendations to the Board of Directors about adjusting or maintaining salary levels to reflect competitive market data, individual performance, internal equity and promotions or changes in responsibilities.

The following table sets forth the base salaries of our NEOs serving on the last day of fiscal year 2025[1]. None of our NEOs' base salaries were increased in fiscal year 2025 from fiscal year 2024 other than Mr. Tan, whose increase was effective August 1, 2024. Mr. Tan's increase was to align his salary to market and to recognize his assumption of increased responsibilities.

Name and Title	Annualized Base Salary for Fiscal Year 2024 ($)	Annualized Base Salary for Fiscal Year 2025 ($)	Percentage Change
Revathi Advaithi Chief Executive Officer	1,325,000	1,325,000	0.0%
Kevin Krumm Chief Financial Officer	N/A	832,000	N/A
Hooi Tan Chief Operating Officer	700,000	735,000	5.0%
Michael P. Hartung President, Chief Commercial Officer	735,000	735,000	0.0%
Scott Offer Executive Vice President, General Counsel	663,000	663,000	0.0%

(1) The annualized base salary for fiscal year 2025 for Mr. Lundstrom, our former Chief Financial Officer who resigned effective July 31, 2024, was $735,000. The annualized base salary for Mr. Martinez while he was the Interim Chief Financial Officer during fiscal year 2025 was $387,980, which excludes the $50,000 monthly cash payment incremental to his base salary that he received while he served in the Interim Chief Financial Officer role - see "Compensation Arrangements for Interim Chief Financial Officer – Mr. Martinez" section below. Effective March 15, 2025, Mr. Martinez was promoted to EVP, Finance and his base salary was adjusted to $450,000.

Incentive Bonus Plan

In designing the incentive bonus plan, our Chief Executive Officer and management team develop and recommend performance metrics, weightings and targets, which are reviewed and are subject to final approval by the Compensation and People Committee. Fiscal year 2025 corporate level performance metrics and weightings, which were unchanged from fiscal year 2024, were as follows:

Metrics	Fiscal Year 2025 Weightings
Adjusted OP	40%
Adjusted FCF	35%
Revenue	25%
Sustainability / Individual Performance	Used as an additive modifier (+/– 10% each)

The adjusted OP, adjusted FCF, and revenue metrics and weightings remained the same from fiscal year 2024 to fiscal year 2025 and focus on profitability, conversion of profit into free cash flow through working capital and inventory management, and top line growth.

Adjusted OP acts as both a metric within the plan, and the overall funding metric of our global bonus program, as illustrated below on page 52. Adjusted OP achievement generates an enterprise-wide funding pool based on the same adjusted OP targets as used for the Corporate NEO bonus plan, which acts to ensure affordability and alignment to shareholder returns. The Company uses a range around OP, where aggregate bonus payouts must be within +/-20% of Corporate adjusted OP achievement. This maintains the connection between enterprise-wide bonus plan results and payouts as well as pay for performance alignment.

Performance for segment Presidents at the beginning of the fiscal year was measured at both the Corporate and segment levels, with a 60%/40% weighting. This 60%/40% weighting emphasizes the importance of enterprise-wide performance and encourages a balanced approach between accountability for segment performance and cooperation across the enterprise. The Corporate performance metrics are as defined above. The metrics for commercial segment performance are weighted 60% on Corporate and the remaining 40% split between the applicable OP and revenue for the Agility and Reliability segments, which are weighted 60% on OP and 40% on revenue. After Mr. Hartung's promotion from President, Agility to President, Chief Commercial Officer on July 26, 2024 and his assuming responsibility for both the Agility and Reliability segments, his bonus was measured 60% on Corporate results and the remaining 40% split evenly between the applicable OP and revenue for the Agility and Reliability segments, which are weighted 60% OP and 40% revenue for each segment.

The Company continued with a sustainability performance modifier and an individual performance modifier to the incentive bonus plan for fiscal year 2025. Each can adjust the final bonus payout +/- 10 percentage points for a combined total of +/-20 percentage points. Final bonus payouts are subject to the bonus plan cap of 200% of target.

The following table summarizes the key features of our fiscal year 2025 incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key short-term Corporate and segment financial metrics	• Aligns executive incentives with performance • Rewards achievement of short-term objectives
Performance measures	• Revenue and adjusted OP at the Company and segment level, and adjusted FCF at the Company level • Weightings for these metrics are fixed, and measured at the corporate level for all executives and at the segment level for segment executives • Adjusted OP measured at the Company level is also used as the funding metric for aggregate bonus payouts across the Company	• Emphasizes pay-for-performance by linking individual compensation to performance on metrics that are key drivers of shareholder value • Promotes accountability by tying payouts to achievement of minimum performance thresholds • Ties aggregate payouts to the Company's overall profitability, helping to ensure affordability
Bonus modifiers	• Five metrics across four sustainability pillars • Individual performance	• Emphasizes the Company's sustainability goals and underscores the importance of sustainability • Enables the Committee to differentiate pay based on individual NEO's performance
Bonus payments	• Based on achievement of financial performance objectives, sustainability performance and individual performance • Target bonus opportunities set at percentage of base salary, based on executive's level of responsibility • Additive sustainability and individual performance modifiers can adjust bonus payouts by up to +/-10 percentage points each • Annual incentive bonuses range from 0% of target to a maximum of 200% of target • No payout awarded for any measure where threshold performance is not achieved • If threshold performance is not achieved for all metrics, bonus payout will be capped at 100% • The Board, or the Compensation and People Committee if so delegated by the Board, has the authority to adjust bonus payouts if appropriate in the context of the Company's overall performance	• Reflects the Company's emphasis on pay-for-performance by linking individual compensation to financial performance • Encourages accountability for all financial performance goals by conditioning bonus payments on the achievement of at least the minimum thresholds on all measures and capping funding at 100% if performance is not above threshold on all financial goals

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures (adjusted OP and adjusted FCF) for our incentive bonus plan in fiscal year 2025, and adjusted EPS in our fiscal 2025 adjusted EPS growth PSU grants. Using adjusted measures eliminates the distorting effect of certain unusual income or expense items. The adjusted performance measures are consistent with those used in our quarterly earnings releases. The adjustments are intended to align award payout opportunities with the underlying growth of our business and avoid misalignment in outcomes based on unusual items.

In calculating non-GAAP financial measures, we excluded certain items to make it easier to compare the Company's operating performance on a period-to-period basis because such items are not, in the Compensation and People Committee's view, related to the Company's ongoing operational performance. The non-GAAP measures are used to more accurately evaluate the Company's operating performance, to calculate return on investment, and to benchmark performance against competitors. For fiscal year 2025, non-GAAP adjustments consisted of excluding intangible amortization, customer-related asset impairments (recoveries); restructuring charges; after-tax stock-based compensation expense; and legal and other. All adjustments are subject to approval by the Compensation and People Committee to ensure that payout levels are consistent with performance. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures. For purposes of calculating performance under our incentive bonus plan in fiscal year 2025, we have excluded the impact from extraordinary items or events that would have had an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items.

Target Incentive Awards

Fiscal year 2025 bonus targets for the NEOs serving on the last day of fiscal year 2025 as a percent of base salary are shown below(1). They were not increased from fiscal year 2024 except for Mr. Hartung (from 100% to 110% of base salary effective August 1, 2024) in connection with his promotion to the role of President, Chief Commercial Officer.

Name and Title	Fiscal year 2025 Target Bonus (% of Salary)(2)	Fiscal year 2025 Target ($)(3)
Revathi Advaithi Chief Executive Officer	165%	2,186,250
Kevin Krumm(4) Chief Financial Officer	115%	222,816
Hooi Tan(5) Chief Operating Officer	110%	795,632
Michael P. Hartung(6) President, Chief Commercial Officer	110%	783,933
Scott Offer Executive Vice President, General Counsel	100%	663,000

(1) Mr. Lundstrom's 2025 bonus target was set at 110% of his base salary, but due to his resignation, he was not eligible for payment of a fiscal year 2025 bonus. Mr. Martinez's bonus target was set at 50% of base salary while he served as the interim CFO role. Effective March 15, 2025, Mr. Martinez's bonus target was 55%. Mr. Martinez's bonus target amount is pro-rated based on his salary and bonus targets during the fiscal year.
(2) Fiscal Year 2025 Target Bonus % are the target bonuses on the last day of fiscal year 2025.
(3) Bonus target amounts are pro-rated based on time in the bonus plan, bonus target % and salary.
(4) Target bonus value shown is pro-rated for Mr. Krumm based on his January 6, 2025 hire date.
(5) Mr. Tan's bonus target amount is pro-rated based on his salary during the fiscal year. Mr. Tan received a 5% base salary increase on August 1, 2024.
(6) Mr. Hartung's annual incentive bonus target was increased from 100% to 110% of base salary effective August 1, 2024 in connection with his promotion to the role of President, Chief Commercial Officer. See "Compensation Arrangements in connection with Promotion of Chief Commercial Officer - Mr. Hartung" section below. Mr. Hartung's bonus target amount is pro-rated based on his bonus targets during the fiscal year.

Incentive Payouts for NEOs Other than Chief Commercial Officer

The table below sets forth the payout opportunities that were available to Ms. Advaithi and Messrs. Krumm, Tan and Offer based on different levels of corporate performance. These targets are considered rigorous and were validated within the context of analyst expectations. Mr. Hartung's bonus was pro-rated based on the bonus design in his role as President, Agility Solutions from April 1, 2024 through July 25, 2024 and as President, Chief Commercial Officer from July 26, 2024 through March 31, 2025, as described further below. Mr. Martinez's bonus payout was based on the results of the Reliability segment and Corporate. Mr. Lundstrom was not eligible for a fiscal year 2025 bonus payout due to his resignation from the Company prior to the fiscal year 2025 bonus payout.

Performance targets are determined based on Board-approved financial plans—both at Company and segment levels. Maximum payout levels were tied to "stretch" levels of performance.

Fiscal Year 2025 Short-Term Incentive Plan(1)

		Payout (% of Target)			Actual Performance ($)	Actual Payout (% of Target)
	Weight	Threshold%	100%	200%		
Revenue ($M)	25%	**$24,956**	$26,834	$27,907	**25,813**	**62%**
Adjusted OP ($M)	40%	**$1,196**	**$1,407**	$1,547	**1,459**	**137%**
Adjusted FCF ($M)	35%	**$528**	**$880**	$1,233	**1,082**	**157%**
Bonus Achievement						**131%**

● Actual Payout Based on Performance
(1) Threshold payout on Revenue and Adjusted OP metrics was 30% of target. For the adjusted FCF metric, threshold payout was 50% of target.

Upon management's recommendation, the Compensation and People Committee exercised negative discretion by reducing corporate funding under the bonus plan from 147% to 131% due to underperformance of revenue to plan and guidance, despite significant overperformance on both adjusted OP and adjusted FCF.

OP Funding Factor

The fiscal year 2025 adjusted OP funding factor was 118%. Formulaic funding of all Flex bonus plans was lower in aggregate than what funding would have been if based on Corporate OP. Per the mechanics of the executive bonus plans, funding of the bonus plans was adjusted based on positive OP performance.

Sustainability Modifier

A sustainability modifier was first incorporated into the incentive bonus plan for NEOs in fiscal year 2023. The fiscal year 2025 modifier was based on five quantitative sustainability metrics tied to four sustainability pillars as set forth below that can collectively modify bonus payouts by up to +/-10 percentage points.

Sustainability Pillar	Metric
Environment	Achieve absolute scope 1 and 2 greenhouse gas (GHG) emissions reduction target
	Achieve zero waste manufacturing site certification target
Labor	Complete targeted manufacturing site audits for Responsible Business Alliance (RBA) factory of choice certification
Health and Safety	Achieve total case incident rate (TCIR) target
Workforce Profile	Achieve U.S and global workforce profile metrics

Sustainability performance against the stated sustainability metrics resulted in an additive modifier of +8 percentage points to NEO bonus payouts based on successfully achieving the environmental, labor, and health and safety metrics (i.e., the first four metrics listed above). Performance was not adjusted based on the workforce profile pillar. The sustainability modifier will be removed from the fiscal year 2026 bonus plan.

Individual Performance Modifier

An additive individual performance bonus modifier was included in the bonus plan for NEOs in fiscal year 2025. The modifier can adjust bonus payouts by up to +/-10 percentage points. Based on the year-end assessment of individual performance, bonuses were positively adjusted by 5 percentage points for Ms. Advaithi and Messrs. Tan, Hartung and Offer and by 10 percentage points for Mr. Martinez.

NEO	Fiscal Year 2025 Individual Performance Highlights	Individual Performance Modifier Adjustment
Revathi Advaithi	• Flex achieved strong fiscal year 2025 financial results, highlighted above, delivering value to shareholders despite continued macroeconomic headwinds • Strong execution of Flex's EMS + Products + Services strategy and shifting the portfolio towards more profitable business, including strong growth in key markets such as the data center which grew ~50% year-over-year in fiscal year 2025 • Extensive portfolio enhancements aligned with Flex's strategy, strengthening the Company's competitive position; completed four acquisitions during fiscal year 2025, including Crown Technical Systems and JetCool • Successfully oversaw key leadership team transitions and organizational changes while maintaining a relentless focus on operational efficiency	+5%
Hooi Tan	• Achieved great performance in fiscal year 2025, focused on operational efficiency, strategic issues, and continued to build and develop a strong team • Successful performance with expanded role with the addition of global IT oversight responsibilities	+5%
Michael P. Hartung	• Leadership and contributions in his new role were a key factor in achieving strong fiscal year 2025 results for both the Agility and Reliability segments despite continued macroeconomic headwinds • Successfully drove strong growth in key markets including the data center which grew ~50% year-over-year in fiscal year 2025	+5%

NEO	Fiscal Year 2025 Individual Performance Highlights	Individual Performance Modifier Adjustment
Scott Offer	• Under his leadership, significantly enhanced commercial legal processes and performance, in addition to strengthening succession plans within his organization • Successfully supported the Board on several matters, including a seamless Board leadership succession and transition during fiscal year 2025	+5%
Jaime Martinez	• The Interim CFO role involved overseeing key functions within the Company, during which period the Company achieved strong OP and FCF performance while also completing strategic M&A transactions • Key contributor to the successful transition and onboarding of the Company's recently appointed CFO	+10%

For fiscal year 2025, the Company's performance resulted in payouts as shown below:


Payout on Weighted Metrics
×
Plan Funding Based on Adj OP Achievement
=
Formulaic Bonus Payout
+
Sustainability Modifier
+
Individual Performance Modifier
=
Final Bonus Payout

Incentive Payout for Chief Commercial Officer

We treat the segment performance measures as confidential. As described above, Mr. Hartung's bonus was pro-rated based on the bonus design of his role as President, Agility Solutions (April 1, 2024 to July 25, 2024) and as President, Chief Commercial Officer (July 26, 2024 through March 31, 2025). The combination of these inputs and the adjustments based on individual performance and sustainability performance resulted in a payout of 140% of target for Mr. Hartung.

Final Incentive Awards for the NEOs

The bonus payout levels for our NEOs serving as executive officers on the last day of fiscal year 2025 were as follows[(1)]:

Name	Fiscal Year 2025 Annual Incentive Bonus Target (Potential Bonus as a percentage of Base Salary)	Fiscal Year 2025 Annual Incentive Actual Bonus ($)	Fiscal Year 2025 Actual Annual Incentive Bonus as a Percentage of Full Year Target Bonus
Revathi Advaithi	165%	3,156,726	144%
Kevin Krumm[(2)]	115%	310,584	139%
Hooi Tan	110%	1,148,812	144%
Michael P. Hartung[(3)]	110%	1,099,657	140%
Scott Offer	100%	957,306	144%

(1) Mr. Lundstrom resigned from his position with the Company prior to the payout of the fiscal year 2025 bonus. Under the terms of our bonus plan, due to the timing of his resignation, Mr. Lundstrom was not eligible for payment of a fiscal year 2025 bonus. Mr. Martinez's fiscal year 2025 annual incentive actual bonus payout was $259,451, which is 132%.

(2) Mr. Krumm's bonus payout was pro-rated based upon his January 6, 2025 hire date.

(3) Mr. Hartung's annual incentive bonus payout was pro-rated based on the Agility segment results from April 1, 2024 through July 31, 2024 and Commercial (Agility and Reliability segments) results from August 1, 2024 through March 31, 2025.

Long-Term Share-Based Incentive Compensation

In June 2024, as part of the fiscal year 2025 long-term incentive compensation program, the Board, upon the recommendation of the Compensation and People Committee, granted share-based long-term incentives to our then-serving senior executives as an incentive to maximize the Company's long-term performance and drive shareholder value creation. These long-term incentives are designed to align the interests of the NEOs with those of our shareholders and to give each NEO a significant incentive to manage the Company from the perspective of an owner with a direct stake in the business. Long-term equity awards are also intended to promote retention, as unvested shares are forfeited if an executive voluntarily leaves the Company.

Half of the long-term incentive value was delivered in the form of service-based RSUs. rTSR PSUs represent 25% of our NEOs' share-based long-term incentive awards (based on face value of the awards) in fiscal year 2025 and the remaining 25% was delivered in the form of adjusted EPS growth PSUs. (The actual grant value mix disclosed in the tables of this proxy statement may deviate from this 50/25/25 RSU/rTSR PSU/EPS PSU split due to the Monte Carlo accounting valuation required by SEC rules to be used for the tabular disclosure of rTSR PSUs.) The Compensation and People Committee believes this targeted 50/50 allocation between RSUs and PSUs links long-term compensation to the Company's long-term performance and shareholder outcomes and promotes retention.

In addition to the awards grated in June 2024 under the fiscal year 2025 long-term incentive compensation program, the Board, upon the recommendation of the Compensation and People Committee, granted share-based long-term incentive awards to certain NEOs. See below sections titled "Other Long-Term Share-Based Incentive Compensation Awards Granted during FY25" and "Key Leadership Transition Compensation Arrangements."

Restricted Share Unit Awards (RSUs)

Fifty percent of each participating NEO's fiscal year 2025 share-based long-term incentive award is in the form of RSUs. These service-based RSUs vest in three equal installments on the first three anniversaries of the grant date, subject to continued employment. Payouts are made in shares, so the value of an RSU award increases or decreases based on share price performance from the grant date, further aligning the interests of the executive with long-term shareholder value creation. Before an RSU vests, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents.

rTSR PSUs

Twenty-five percent of each participating NEO's fiscal year 2025 share-based long-term incentive award is in the form of rTSR PSUs. The rTSR PSU awards granted in fiscal year 2025 will be earned (or not), at up to a maximum of 200% of target, based upon Flex's percentile rank of TSR over a three-year period compared to the rTSR peer group companies (described below). Performance is measured over three discrete measurement periods—of 12-, 24-, and 36- months—within each three-year cycle, as illustrated below. The rTSR PSU final payout will be based on the average payouts of these three performance periods and does not occur until after the conclusion of the full 36-month performance period.


PSU Performance Measurement Approach
1/3 PSU
1/3 PSU
1/3 PSU
0
12
24
36
Performance Period (# of Months)

The use of discrete measurement periods aims to minimize the potential impact of short-term share price volatility at the end of the performance period, while having vesting occur following conclusion of the final three-year performance period aligns value delivery with longer-term absolute TSR performance. The Compensation and People Committee believes that this approach focuses NEOs on the achievement of sustainable long-term shareholder returns and provides a payout that is more reflective of the shareholder experience over the entire three-year cycle.

The number of shares earned is dependent on the percentile rank achieved, within each of the 12-, 24- and 36-month periods, as shown below.


Flex TSR vs TSR Peer Group (FY 2025 PSU Grant)
Shares Earned (% of Target)
200%
100%
25%
0%
30th
50th
75th
100th
TSR Peer Group Percentile Rank

Note: Straight-line interpolation is used to determine shares earned when results are between targets.

The TSR peer group is reviewed and updated annually based on the filtering criteria below.

1. Reflect likely competitors for investor funds
2. Focus on the same or similar industries to Flex and subject to similar macroeconomic forces
3. Approximate the margin range for electronic manufacturing industry

These considerations resulted in the following selection methodology:

Fourteen compensation peer group companies, plus companies meeting all of the following criteria:

1. Industry membership in Technology Hardware & Equipment (GICS code 4520) and Capital Goods (2010)
2. Annual revenue is between 0.2x-to-5.0x Flex's
3. Market cap is between 0.2x-to-6.0x Flex's
4. Annual operating margin is 10% or less

Based on the selection methodology listed above, our fiscal year 2025 TSR peer group is comprised of the following:

Acer Inc.	Micro-Star Int
AECOM	Oshkosh Corporation
APi Group	PACCAR Inc.*
Arrow Electronics, Inc.*	Parker Hannifin Corporation*
ASUSTeK Computer Inc.	Pegatron Corporation
AtkinsRéalis	Qisda Corporation
AUO Corporation	Quanta Computer Incorporated
Avnet, Inc.*	Quanta Services
Beacon Roofing Supply, Inc.	Rush Enterprises
Bombardier Inc.	Sanmina Corporation*
CDW Corporation	Seagate Technology Holdings plc*
Celestica	Spirit AeroSystems
Compal Electronics	Stanley Black & Decker
Corning Incorporated*	Super Micro Computer, Inc.
Cummins Inc.*	Synnex Technology International Corp.
Dell Technologies	TD SYNNEX Corporation*
EMCOR Group, Inc.	Textron Inc.*
Far Eastern New Century	UFP Industries, Inc.
Finning International Inc.	Veritiv Holdings

Fluor Corporation	Walsin Lihwa Corp
Hewlett Packard Enterprise Company*	WESCO International
HP Inc.	Western Digital Corporation*
Huntington Ingalls Industries	Wistron Corporation
Icahn Enterprises L.P.	Wiwynn International Corporation
Innolux Corporation	WPG Holdings
Insight Enterprises Inc.	WSP Global Inc.
Inventec Corporation	WT Microelectronics Co., Ltd.
Jabil Inc.*	Xerox Holdings Corporation*
MasTec, Inc.	

* Denotes an existing compensation peer group company

The TSR peer group contains companies headquartered and listed in the U.S., Canada and Taiwan as a reflection of the global nature of the industry in which Flex operates.

Adjusted EPS Growth PSUs

We have incorporated adjusted EPS growth PSUs into our LTI program since fiscal year 2022 to support participants' continued focus on achieving our long-term financial strategy. These PSUs represent 25% of our participating NEOs' share-based long-term incentive awards (based on the target value of the awards as described below) and will be earned (or not), at up to a maximum of 200% of target, based upon Flex's achievement of adjusted EPS growth targets.

In setting the adjusted EPS growth targets, the Compensation and People Committee considered the following inputs:

- Flex's historical EPS growth performance;
- Peer company (both compensation and US-based TSR peers) historical non-GAAP EPS growth performance;
- the Company's long-term financial strategy; and
- the Company's investor guidance for fiscal year 2025.

Performance will be measured over a three-year period in three discrete annual measurements, as illustrated below. Performance during each of the three years is averaged in the end, determining the final percentage of shares vesting (as a percent of target).


FY25 Adjusted EPS Growth PSUs
3RD PERF CYCLE
2ND PERF CYCLE
1ST PERF CYCLE
Calculate Year 3 Performance & Payout
Calculate Year 2 Performance & Payout
Calculate Year 1 Performance & Payout
0
12
24
36
Performance Period (# of Months)
Set targeted performance

End of year value becomes starting point for next year's measurement

$$\text{Final Payout X} = \frac{\text{Year 1 + Year 2 + Year 3 Payouts}}{3}$$

Adjusted EPS growth rates will be calculated using non-GAAP adjustments summarized on page 49 of this proxy statement. Adjusted EPS used for purposes of adjusted EPS growth PSU performance calculations will exclude the impact of extraordinary items or events that have an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items. For purposes of adjusted EPS, the impact of unplanned share repurchases attributable to corporate transactions (including acquisitions or dispositions) will also be excluded. The

rationale for excluding the impact of significant items or events that have an unanticipated impact is to focus participants on factors within their control, and preserve the incentive orientation of the plan in the face of significant, unforeseen business disruptions or other events. The objective of excluding the impact of M&A is to measure performance on the same basis and business composition as in place at the start of the performance period. See also Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

Grants During Fiscal Year 2025

The Compensation and People Committee and the Board considered the following factors when determining the value of the fiscal year 2025 NEO equity awards:

- Peer group compensation data for similarly situated executives;
- Future potential to contribute to the Company's growth and potential to grow in current role and expand scope of responsibility and contribution over time; and
- Individual performance and internal equity.

Awards Granted under FY25 Long-Term Incentive Compensation Program

The table below summarizes the approved fiscal year 2025 PSU and service-based RSU awards granted in June 2025 to our NEOs under our long-term incentive compensation program.

NEO(1)	Target rTSR-Based PSUs (Shares)	Target Adjusted EPS Growth-Based PSUs (Shares)	Service-Based RSUs (Shares)	Target Total Equity Award Value ($)
Revathi Advaithi	82,108	82,108	164,216	10,500,000
Paul R. Lundstrom(2)	19,354	19,354	38,708	2,475,000
Jaime Martinez	3,597	3,597	7,194	460,000
Hooi Tan	17,985	17,985	35,971	2,300,000
Michael P. Hartung	14,075	14,075	28,151	1,800,000
Scott Offer	14,075	14,075	28,151	1,800,000

(1) Mr. Krumm, who was appointed Chief Financial Officer effective January 6, 2025, did not participate in the fiscal year 2025 long-term incentive compensation program. See "Compensation Arrangements for Chief Financial Officer - Mr. Krumm" section below.

(2) Mr. Lundstrom resigned from his position effective July 31, 2025 and forfeited the awards granted to him under the fiscal year 2025 long-term incentive compensation program.

The target award values shown above vary from the values shown in the Summary Compensation Table and Grants of Plan-Based Awards Table because the accounting cost of our rTSR PSUs is based on a Monte Carlo valuation. The target award value is determined and then allocated among various award types. The number of shares is calculated by dividing the target value by the share price on the grant date, rounded down to the nearest whole share. The actual value to be earned will depend on Flex's multi-year TSR performance versus the TSR peer group, its adjusted EPS growth performance, as well as its stock price performance.

Other Long-Term Incentive Compensation Awards Granted during FY25

In addition to the annual awards granted in June 2025 to our then-serving NEOs reflected in the above table, the Board, upon the recommendation of the Compensation and People Committee, approved long-term share-based awards for certain NEOs as reflected in the below table and further described below.

NEO	Award Type	Target Shares	Award Target Value ($)
Kevin Krumm(1)	Service-Based RSUs	143,245	$ 5,800,000
Hooi Tan(2)	Service-Based RSUs EPS Growth PSUs	72,578 72,578	$ 2,300,000 $ 2,300,000
Michael P. Hartung(3)	Service-Based RSUs EPS Growth PSUs Service-Based RSUs	72,578 72,578 15,797	$ 2,300,000 $ 2,300,000 $ 500,000
Jaime Martinez(4)	Service-Based RSUs	9,478	$ 300,000

(1) Reflects RSU award granted on January 6, 2025 in connection with Mr. Krumm's hiring. See "Compensation Arrangements for Chief Financial Officer - Mr. Krumm" section below.
(2) Reflects RSU and PSU awards granted on September 25, 2024. See "Supplemental Equity Awards – Mr. Hartung and Mr. Tan" section below.
(3) Reflects (i) RSU and PSU awards granted on September 25, 2024 (see "Supplemental Equity Awards – Mr. Hartung and Mr. Tan" section below) and (ii) RSU award granted on August 15, 2024 in connection with Mr. Hartung's promotion to the role of Chief Commercial Officer (see "Compensation Arrangements in connection with Promotion of Chief Commercial Officer - Mr. Hartung" section below).
(4) Reflects RSU award granted on August 15, 2024 in connection with Mr. Martinez's service during fiscal year 2025 as Interim Chief Financial Officer. See "Compensation Arrangements for Interim Chief Financial Officer – Mr. Martinez" section below.

The intended award value above was calculated as the target number of shares multiplied by the share price on the date of grant. The actual value of the PSUs to be earned will depend on adjusted EPS growth performance.

Supplemental Equity Awards — Mr. Hartung and Mr. Tan

As previously disclosed, on September 25, 2024, Mr. Hartung and Mr. Tan, following Mr. Hartung's promotion and expansion of Mr. Tan's role, each received grants of one-time supplemental equity awards (the "Supplemental Equity Awards") designed to deliver long-term outstanding shareholder returns and support their long-term retention. The Compensation and People Committee and the Board determined that granting these awards was in the best interests of the Company and its shareholders, The amounts and terms of these awards were carefully tailored to fit the Company's long-term objectives regarding executive retention and shareholder value creation. They were approved with the advice and input from the independent compensation consultant, which included a review of relevant benchmarking data.

The Supplemental Equity Awards for Mr. Hartung and Mr. Tan each have a grant date fair value at target of $4,600,000, 50% of which consists of performance-based restricted share units ("Supplemental PSUs") and 50% of which consists of service-based restricted share units ("Supplemental RSUs"), as further described below.

The number of Supplemental PSUs earned, if any, will be based on the level of performance achieved against adjusted earnings per share growth ("EPS Growth") performance goals during the three-year performance period of the Company's fiscal years 2025 through 2027 (three-year compound annual growth rate, or CAGR), with payouts ranging from 0% to 200% of the target Supplemental PSUs granted. These performance goals are more rigorous than the average annual adjusted EPS Growth goals under the fiscal year 2025 long-term incentive program and are therefore stretch goals. To encourage long-term retention, in addition to the performance-based vesting condition, the Supplemental PSUs are subject to a service-based vesting condition extending beyond the end of the three-year performance period, which must be satisfied for any of the earned Supplemental PSUs to vest. Specifically, earned Supplemental PSUs, if any, will vest in two equal installments on the first and second anniversaries of the completion of the performance period, or March 31, 2028 and March 31, 2029, respectively, subject in each case to continued employment through the applicable vesting date. The Committee and the Board believe that the Supplemental Equity Awards' overall five-year performance/service period supports the Company's retention objectives, while aligning the awards with the long-term views of our shareholders.

The Supplemental RSUs will cliff vest on the third anniversary of the grant date, subject to continued employment through that vesting date, providing an enhanced long-term retention incentive, as compared to the three-year graded vesting schedule applicable to RSUs granted under the Company's annual long-term incentive program.

To further enhance their retentive effect, the Supplemental Equity Awards are subject to continued service requirements that are more restrictive than those applicable to the Company's standard equity awards. Unlike other outstanding equity awards held by such executive officers, if the executive officer retires, such retirement will not entitle him to acceleration or continued vesting of the PSUs and RSUs granted as Supplemental Equity Awards. Moreover, unlike other outstanding equity awards, if the executive officer's employment is terminated (i) by the Company without "cause" or (ii) due to a voluntary termination for "good reason" (as each such term is defined in the Company's Executive Severance Plan), in either case absent a change of control of the Company, such termination will not entitle him to acceleration or continued vesting of any PSUs or RSUs granted as Supplemental Equity Awards. The treatment of the Supplemental Equity Awards upon the executive officer's death or disability, or in connection with a change of control of the Company, will be the same as for other awards of PSUs and RSUs granted to the Company's executive officers.

See "Leadership Transition Compensation Arrangements" section below for information on service-based RSU awards granted during fiscal year 2025 to Mr. Krumm, Mr. Hartung and Mr. Martinez in connection with their respective hiring, promotion and Interim CFO service.

Payouts of Prior PSUs

The performance period for the rTSR PSUs granted in fiscal year 2022 ended in fiscal year 2025. The fiscal year 2022 TSR PSU grants measured our TSR versus a custom peer group from June 9, 2021 (the grant date) through June 10, 2024 (the performance period end), using a trailing 20-day average trading price for both the beginning and the end of the performance period. Performance is measured over three discrete measurement periods—of 12-, 24-, and 36- months—within each three-year cycle, and final performance was an average of the three measurement periods. The average percentile ranking for the three measurement periods was 65.59%, which was between target and maximum, resulting in a 162% of target payout for this award.

The performance period for the adjusted EPS growth-based PSUs granted in fiscal year 2023 ended in fiscal year 2025. Vesting was based on the Company's adjusted EPS growth, measured over a three-year period (April 1, 2022 through March 31, 2025) in three discrete annual fiscal year measurements during the three-year performance period, and averaged with respect to all three adjusted EPS measurement periods. Our fiscal year 2023 to 2025 adjusted EPS growth maximum goal was 12%. The actual adjusted EPS growth average was 14.7% (excluding Nextracker) over the three-year performance period, resulting in a maximum 200% of target payout for this award.

Timing of Equity Award Grants

The Compensation and People Committee approves all equity awards granted to our NEOs on or before the grant date. Annual equity awards are typically granted to our NEOs in June following the completion and release of financial results for the preceding fiscal year. The Compensation and People Committee may also grant equity awards at other times during the year due to special circumstances, including to new executive officers upon hire or promotion or a change in an executive officer's role or scope of responsibilities.

As a matter of good corporate governance, we do not grant equity awards in anticipation of the release of material nonpublic information and, in any event, we do not time the release of material nonpublic information in coordination with grants of equity awards in a manner that intentionally benefits our NEOs.

Benefits

Non-qualified Deferred Compensation Awards

Each of the NEOs participates in the 2010 Deferred Compensation Plan (the "NQDC Plan"), intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. In addition to being eligible to defer voluntary contributions, Flex makes annual awards to the NEOs under the NQDC Plan, the key terms of which are summarized below.

NQDC Plan Design Element	Description

Annual Targeted Amount	• Target amount is 30% of each participant's base salary (for ongoing contributions), other than Mr. Martinez's target amount which was 20% of his base salary.
	• Maximum amount is 37.5% (25% for Mr. Martinez) of each participant's base salary, if the performance-based portion is funded at maximum.
	  • Subject to approval of Compensation and People Committee
	  • Subject to offsets for non-U.S. executives' pension and other benefits

Targeted Contributions	• 50% of the targeted contributions (15% of salary at target) is based on the corporate funding level of the annual corporate bonus plan. • 50% of the targeted contributions (15% of salary) is fixed and not tied to performance.
Vesting Schedule	• Flex's contributions, together with earnings on those contributions, will vest in full after four years, provided the participant remains employed by the Company.
Investment of Balances	• Deferred balances in a participant's account are deemed to be invested in hypothetical investments designated by the participant. • Investment options generally mirror those available under the Company's tax-qualified 401(k) plan. • The appreciation, if any, in the account balances is due solely to the performance of these underlying investments.
Distribution Options	• Vested balances may be distributed upon termination of employment either through a lump sum payment or in installments over a period of up to ten years, as elected by the participants. • Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

The deferred account balances are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of the Company's other general obligations.

The Company may make an additional discretionary matching contribution in connection with voluntary deferrals to reflect limitations on our matching contributions under our 401(k) plan.

Notice & Proxy Statement
Annual Report
Shareholder Information

Company Deferred Compensation Awards for Fiscal Year 2025

During fiscal year 2025, Ms. Advaithi and Messrs. Hartung, Lundstrom, Offer and Tan each received deferred compensation awards with a value that was 27.8% of their respective fiscal year 2024 base salaries. Mr. Martinez received a deferred compensation award with a value that was 18.5% of his fiscal year 2024 base salary. The award values are reflected as Company contributions to the NEOs' deferral accounts, with half of the contributions being based on the performance of the fiscal year 2024 Corporate annual incentive plan. Mr. Krumm received his initial deferred contribution of 50% of his base salary in connection with his hiring.

Voluntary Contributions

Under the NQDC Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own deferrals at all times.

Additional Information

For additional information about the NEOs' contributions to their respective deferral accounts, Company contributions to the NEOs' deferral accounts, earnings on the NEOs' deferral accounts, withdrawals from the NEOs' deferral accounts, and deferral account balances as of the end of fiscal year 2025, see the section titled "*Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2025.*"

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the NEOs. In fiscal year 2025, the Company paid premiums on long-term disability insurance for all of our NEOs.

Under our Corporate Aircraft Use Policy, we permit our CEO Ms. Advaithi to fly on a Company-provided aircraft for personal travel subject to availability, subject to an annual cap, above which reimbursement to the Company is required. We provide this benefit to Ms. Advaithi for additional security, as well as for efficiency, so she can use her travel time more productively for the Company. Our CEO is taxed on the value of this personal usage according to applicable tax rules. There is no tax gross-up paid on the income attributable to this value. During fiscal year 2025, the aggregate incremental cost to the Company for Ms. Advaithi's personal aircraft use was $117,176, which is detailed in the Summary Compensation Table.

Relocation Assignments

In accordance with our executive relocation policy, we agreed to reimburse documented and reasonable expenses that Mr. Krumm incurred in connection with his relocation to the Austin, Texas area where Flex has corporate offices. In fiscal year 2025, these expenses were $32,325. Additional relocation expenses will be paid in fiscal year 2026 given that elements of his relocation were not completed by the end of fiscal year 2025. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan

Under our 401(k) plan, all of our U.S. employees, including our NEOs, are eligible to receive matching contributions. We also offer annual discretionary matching contributions based on Company performance and other economic factors as determined at the end of the fiscal year. For fiscal year 2025, we elected not to make discretionary contributions on behalf of any NEO.

Other Benefits

NEOs are eligible to participate in all of the Company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other U.S. employees, subject to applicable law.

Leadership Transition Compensation Arrangements

Compensation Arrangements for Chief Financial Officer — Mr. Krumm

Mr. Krumm was appointed as the Company's Chief Financial Officer effective January 6, 2025. As previously disclosed, in connection with his appointment, the Company entered into an offer letter with Mr. Krumm on November 18, 2024. Key terms of the offer letter are summarized below.

Pay Element	Value	Note
Annual Base Salary	$832,000	
Annual Bonus Target	115% of base salary	• Actual payout levels for fiscal year 2025 pro-rated and dependent upon Company performance and in accordance with the terms of the annual incentive bonus plan
Target Annual LTI Grant	$2,900,000	• Mr. Krumm did not receive an annual LTI grant in fiscal year 2025. He will participate in the fiscal year 2026 LTI program. Annual LTI grant design is the same as for other NEOs.
Deferred Compensation Plan – Initial, One-Time Company Contribution	$416,000 (50% of base salary)	• Per the terms of our Deferred Compensation Plan, new executive officer hires are credited with an initial funding contribution equal to 50% of salary, which cliff vests on the fourth anniversary of funding date
Deferred Compensation Plan – Annual Company Contribution	Target is 30% of base salary	• Participation on the same terms as the other NEOs, as described in the section entitled "*Benefits*." Half of the 30% contribution target will be performance-based (tied to the funding of our bonus plan).

In order to compensate Mr. Krumm for a portion of his in-cycle bonus and unvested equity awards that were forfeited from his former employer when he joined Flex, a buy-out was delivered with a total value of $9.3 million. The total value of buy-out compensation elements listed below was lower than the value of forfeited compensation at Mr. Krumm's prior employer as of the date of his resignation. The buy-out was delivered in the form of a cash bonus and time-vested RSUs to offset Mr. Krumm's forfeiting of substantial incentive value at his prior employer which was not replaced by Flex.

Pay Element	Value	Purpose and Explanation
Cash Sign-on	$3,500,000	• Buy-out of forfeited cash bonus plus a portion of the value of equity scheduled to vest within 12 months of hire that was forfeited upon leaving prior employer • Mr. Krumm is required to repay this bonus if, within 24 months of the employment commencement date, either he voluntarily terminates his employment with the Company (other than for "good reason") or the Company terminates his employment for "cause" (as such terms are defined in the Company's Executive Severance Plan)
RSU Sign-on	$5,800,000	• Partial buy-out of value of equity forfeited upon leaving prior employer • RSUs vest in three substantially equal annual installments on the first three anniversaries of the grant date, subject to continued employment through each vesting date
Total	**$9,300,000**	

In addition, as discussed above, in connection with his relocation to the Austin, Texas area, the Company provided Mr. Krumm with relocation benefits under the Company's standard executive relocation policy. Mr. Krumm's termination benefits are the same as those of other NEOs.

Compensation Arrangements in Connection with Promotion of Chief Commercial Officer — Mr. Hartung

As previously disclosed, on August 15, 2024, the Board, upon the Committee's recommendation, approved the following compensation changes for Mr. Hartung in connection with his promotion to the role of Chief Commercial Officer: (i) an increase in the annual incentive bonus target from 100% to 110% of Mr. Hartung's base salary, and (ii) a $500,000 increase in the target value of his long-term incentive award value for the 2025 fiscal year from $1.8 million to $2.3 million. Mr. Hartung received the above increase in long-term equity award value via a service-based RSU award granted on August 15, 2024 with a grant date fair value of $500,000, which will vest, subject to Mr. Hartung's continued employment with the Company, in three equal installments on the first three anniversaries of the grant date. See section above titled "Other Long-Term Incentive Compensation Awards Granted during FY25."

Compensation Arrangements for Interim Chief Financial Officer — Mr. Martinez

Mr. Martinez served as Interim Chief Financial Officer from August 1, 2024 until Mr. Krumm joined the company as Chief Financial Officer on January 6, 2025. Following the end of his tenure as Interim Chief Financial Officer, Mr. Martinez returned to his previous position as Senior Vice President, Finance. As previously disclosed, in connection with Mr. Martinez serving as Interim Chief Financial Officer, the Board, upon the recommendation of the Compensation and People Committee, approved the payment of a monthly cash payment incremental to his base salary of $50,000 while serving as Interim Chief Financial Officer and a one-time service-based RSU award with a grant date fair value of $300,000 which will vest in two equal installments on the first two anniversaries of the grant date, subject to continued employment. See section above titled "Other Long-Term Incentive Compensation Awards Granted during FY25."

Arrangements for Former Chief Financial Officer — Mr. Lundstrom

Mr. Lundstrom resigned from his position with the Company effective July 31, 2024. He was not eligible for a fiscal year 2025 bonus payout and was not eligible for any separation payments under the terms of the Company's Executive Severance Plan. All equity compensation awards that remained unvested upon his resignation date were forfeited.

Termination and Change of Control Arrangements

The Board and the Compensation and People Committee believe that severance and change of control arrangements are important components of the overall executive compensation program for our NEOs. Severance arrangements foster a stable work environment, and we use them primarily to attract and retain individuals with the requisite experience and ability to drive our success. Change of control provisions help to secure the continued employment and dedication of our NEOs, to reduce any concern that they might have regarding their own continued employment prior to or following a change of control of Flex and to promote continuity of management during a corporate transaction. Accordingly, we maintain certain arrangements, described below, pursuant to which the NEOs are entitled to certain severance and change of control protections. The benefits under these arrangements are described and quantified under the section titled "*Executive Compensation—Potential Payments Upon Termination or Change of Control*." We are not a party to an employment agreement with any of our current NEOs.

During fiscal year 2025, the Compensation and People Committee, with the assistance of FW Cook, undertook a review of Flex's existing severance and change of control arrangements in order to ensure that these arrangements remain effective and aligned with the market in which Flex competes for talent. As a result of that review, the Compensation and People Committee recommended to the Board that the Flex Ltd. Executive Severance Plan (the "Executive Severance Plan"), the offer letter with our CEO, and the Flex Ltd. 2017 Equity Incentive Plan (as amended and restated in 2023, and as subsequently amended, the "2017 Equity Incentive Plan") be amended to better align the severance protections for participating Flex executives with market practices for an involuntary termination of employment without cause (and not as a result of death or disability) or for good reason (a "qualifying termination") that occurs within 24 months after a change of control of Flex (which are described in more detail under the section below titled "*Executive Compensation—Potential Payments Upon Termination or Change of Control-Double-Trigger Vesting Upon a Change of Control*"). The Compensation and People Committee determined that no material changes were necessary to the general severance protections applicable to our NEOs for a qualifying termination independent of a change of control.

Accordingly, on March 5, 2025, the Board, upon the recommendation of the Compensation and People Committee, approved the amendment and restatement of the Executive Severance Plan, a corresponding amendment to the offer letter dated February 7, 2019 with our CEO, and an amendment to the 2017 Equity Incentive Plan to implement certain changes to the change of control provisions for our NEOs. Consistent with peer group and market practices and recognizing the importance of ensuring the focus and commitment of our executive team in the event of change of control, the amended and restated Severance Plan provides enhanced severance protections to our NEOs for a qualifying termination that occurs within 24 months after a change of control, and the amendment to the 2017 Plan establishes specific default rules for the

treatment of Flex equity awards that are converted, assumed or replaced in connection with a change of control and that vest upon a qualifying termination within 24 months after the change of control. Prior to the amendment and restatement of the Executive Severance Plan and the amendment of her offer letter, our CEO did not participate in the Executive Severance Plan, and her severance protections instead were defined under her offer letter. Effective March 5, 2025, the CEO's offer letter no longer defines any separate severance protections for the CEO and instead provides that the CEO is a participant in the amended and restated Executive Severance Plan.

The following chart describes the benefits that would be provided to our NEOs under the amended and restated Executive Severance Plan and the amended 2017 Equity Incentive Plan in the event of a qualifying termination generally (that is, a qualifying termination outside a change of control), and the benefits that would be provided in the event of a qualifying termination within 24 months after a change of control. Benefits under the Executive Severance Plan are contingent upon the participant entering into and complying with the terms of a transition agreement ("Transition Agreement") and/or a release of claims, including any customary non-competition, non-solicitation, non-disclosure, non-disparagement, and cooperation provisions:

Executive Severance Plan Termination Benefit	General Severance Provisions (Qualifying Termination Outside a Change of Control)	Change of Control Severance Provisions (Qualifying Termination within 24 Months after a Change of Control)
Salary and Bonus	• For the CEO, two years' continued payment of base salary and two years of her target annual bonus amount • For the other NEOs, base salary continuation during the transition period provided in the Transition Agreement, and a pro-rated annual bonus for the fiscal year in which the transition period begins, based on actual performance through the end of the fiscal year	• For the CEO, lump sum payment of 2.99 times the sum of base salary and target annual bonus amount • For the other NEOs, lump sum payment of two times the sum of base salary and target annual bonus amount

Equity and Deferred Compensation (NQDC) Vesting	• For the CEO, two years' continued vesting of outstanding equity awards and deferred compensation awards
	• For the other NEOs:
	  • Outstanding equity awards (including, but not limited to, time-based RSUs and PSUs), and deferred compensation awards continue vesting during the transition period, and
	  • Following the transition period, accelerated vesting of RSUs (but not PSUs) and deferred compensation awards that would have vested during the one-year period following the transition period, subject to the participant signing an additional release of claims and compliance with post-termination covenants under the Transition Agreement
		• For the CEO and other NEOs, accelerated vesting of any unvested service-based equity awards in accordance with the 2017 Equity Incentive Plan and accelerated vesting of any unvested deferred compensation. PSU vesting will accelerate with funding based upon actual performance for completed periods during the measurement period and target performance for unfinished periods during the measurement period

Benefits Continuation	• For the CEO, benefits coverage continuation for two years • For the other NEOs, benefits coverage continuation for duration of transition period provided in the Transition Agreement	• For the CEO, benefits coverage continuation for three years • For the other NEOs, benefits coverage continuation for two years

The following are death, disability and retirement benefits applicable for all NEOs with respect to RSU, PSU and NQDC awards.

Termination Scenario	Description of RSU, PSU and NQDC Treatment
Death or Disability	• RSU and NQDC vesting will accelerate upon the occurrence of these events • PSU vesting will accelerate with funding based upon actual performance for completed periods during the measurement period and target performance for unfinished periods during the measurement period, and pro-rated for length of time employed during the performance period

Retirement	• Retirement is defined as:
	  • Sum of age and service credits is equal to at least 65
	  • Minimum length of service is 5 years
	  • Minimum age is 55
	• Unvested RSUs and NQDC would continue to vest, with PSUs vesting based on actual performance at the end of the performance cycle
	  • Unvested PSUs would be pro-rated for length of time employed during the performance period
	• The retirement provision is not applicable to the supplemental RSU and PSU awards granted to Mr. Tan and Mr. Hartung on September 25, 2024

Executive Share Ownership Guidelines

We maintain robust share ownership guidelines in order to closely align the interests of senior management with those of our shareholders. The ownership guidelines for our NEOs are summarized below.

Ownership Guideline Design Element	Description
Targeted Ownership Value	• CEO – 6x salary • CFO – 3.5x salary • Other NEOs – 2.5x salary
Forms of Ownership Counted Toward Guideline	• All Ordinary Shares held outright by our executives • Unvested service-based RSUs
Compliance Period	• Five years for new hires or newly promoted executives • If an executive's stock ownership requirement is increased, a three-year compliance transition period will be provided to acquire the incremental shares

Unearned performance-based equity awards and shares underlying unexercised stock options (whether vested or unvested, whether time- or performance-based and whether in-the-money or not) do not count as stock owned for purposes of the guidelines.

Our Compensation and People Committee and our Nominating, Governance and Public Responsibility Committee both monitor the share ownership of management. The Company has determined that the NEOs are in compliance with the applicable ownership requirements.

Executive Incentive Compensation Recoupment Policy

Effective October 2, 2023, our Board, upon the recommendation of the Compensation and People Committee, adopted an amended and restated Executive Incentive Compensation Recoupment Policy (the "Recoupment Policy"), as required by the Dodd-Frank Wall Street Reform & Consumer Protection Act and corresponding listing standards recently adopted by Nasdaq regarding compensation recovery.

Our Recoupment Policy applies in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "Financial Restatement"). Pursuant to our Recoupment Policy, we will promptly recover any erroneously awarded incentive-based compensation, on a no-fault basis, received by any current or former executive officer of the Company, including our NEOs, during the three completed fiscal years immediately preceding the date on which we are required to prepare a Financial Restatement.

In addition to erroneously awarded incentive-based compensation, under our Recoupment Policy, the Compensation and People Committee, as administrator of our Recoupment Policy, may, to the extent it deems appropriate, cancel outstanding equity awards, including time- or performance-based awards, where the Board or the Compensation and People Committee took into account the financial performance of the Company in granting such awards and the financial results were subsequently reduced due to a Financial Restatement. The Recoupment Policy also provides that incentive compensation may be recovered from certain other direct reports of our CEO under certain specified circumstances if deemed appropriate by the Compensation and People Committee.

A copy of the Recoupment Policy is included as Exhibit 97.01 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

Prohibition on Hedging and Pledging of Company Securities

We have an insider trading policy ("Insider Trading Policy") that prohibits short-selling, trading in options or other derivatives on our shares, and engaging in hedging transactions by all employees (including executive officers) and directors. Our insider trading policy also prohibits our employees (including executive officers) and directors from using our shares as collateral for margin accounts or pledging our shares as collateral for loans. We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading Policy is included as Exhibit 19.01 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

Compensation Risk Assessment

With the assistance of FW Cook, the Compensation and People Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Compensation and People Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Compensation and People Committee noted the following features:

- The Company's pay levels are generally aligned with market.
- The Company's compensation programs utilize best practices designed to mitigate risk, including:
  - Balanced mix of short-term cash and long-term equity pay;
  - Incentive programs that pay out based on a mix of performance metrics over varying time frames;
  - Long-term incentive program that includes both service-based RSUs and performance-based PSUs;
  - Incentive programs that have payout caps and reasonable leverage;
  - Share ownership guidelines and anti-hedging/pledging policies that encourage long-term equity ownership;
  - Compensation and People Committee having the ability to exercise discretion over formulaic incentive plan outcomes; and
  - Board-adopted incentive compensation recoupment policy.

Executive Compensation

The following table sets forth the fiscal years 2023, 2024 and 2025 compensation for:

- Revathi Advaithi, our Chief Executive Officer;
- Kevin Krumm, our Chief Financial Officer;
- Paul R. Lundstrom, our former Chief Financial Officer;
- Jaime Martinez, our former Interim Chief Financial Officer; and
- Hooi Tan, Michael P. Hartung and Scott Offer.

The executive officers included in the Summary Compensation Table are referred to in this proxy statement as our NEOs. A detailed description of the plans and programs under which our NEOs received the following compensation can be found in the section titled "Compensation Discussion and Analysis" of this proxy statement. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(4)	Bonus ($)(5)	Share Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(8)	All Other Compensation ($)(9)	Total ($)(10)
Revathi Advaithi Chief Executive Officer	2025	1,326,183	—	11,353,074	3,156,726	80,649	505,504	16,422,136
	2024	1,325,000	—	11,382,142	1,858,313	73,545	479,251	15,118,250
	2023	1,325,000	—	11,020,718	2,815,671	26,607	409,914	15,597,911
Kevin Krumm Chief Financial Officer(1)	2025	198,545	3,500,000	5,799,990	310,584	2,706	457,217	10,269,043
Paul R. Lundstrom Former Chief Financial Officer	2025	245,000	—	2,676,077	—	13,773	7,452	2,942,302
	2024	735,000	—	2,682,924	727,650	223,232	263,308	4,632,114
	2023	731,250	—	2,727,636	1,041,267	—	229,482	4,729,635
Jaime Martinez Interim Chief Financial Officer(2)	2025	390,564	300,000	797,336	259,451	13,701	81,757	1,842,810
Hooi Tan Chief Operating Officer(3)	2025	723,333	—	7,086,812	1,148,812	16,785	234,150	9,209,893
	2024	700,000	—	2,167,992	731,500	56,846	270,977	3,927,315
	2023	700,000	—	1,983,721	991,683	37	169,244	3,844,685
Michael P. Hartung President, Chief Commercial Officer	2025	735,000	—	7,046,151	1,099,657	44,469	223,156	9,148,433
	2024	735,000	—	1,951,184	548,237	37,816	262,672	3,534,909
	2023	731,250	—	1,983,721	1,152,627	14,675	228,846	4,111,119
Scott Offer Executive Vice President, General Counsel	2025	663,000	—	1,946,182	957,306	58,502	202,292	3,827,282
	2024	663,000	—	1,951,184	563,550	81,251	239,141	3,498,126
	2023	659,000	—	1,983,721	853,878	—	207,288	3,703,887

(1) Mr. Krumm was appointed as Chief Financial Officer effective January 6, 2025.

(2) Mr. Martinez served as the Company's Interim Chief Financial Officer from August 1, 2024 until January 5, 2025.

(3) A portion of Mr. Tan's compensation in fiscal year 2025 was paid in Singapore dollars. We converted such amounts to U.S. dollars using a conversion rate of 1.34, which is the average of the monthly translation rates for fiscal year 2025.

(4) Includes amounts contributed by executive to deferred compensation plan and 401(k) savings plan accounts. For Mr. Tan, the amount includes the amount executive contributed to the Singapore Provident fund. The reported salary amounts in any year may differ from the annual base salary amount reported due to the timing of payroll periods and/or the effective date in a change in base salary.

(5) The amount shown for Mr. Krumm is a sign-on bonus paid upon commencement of employment with the Company, which he is required to repay if, within 24 months of the employment commencement date, he either voluntarily terminates his employment with the Company (other than for "good reason") or the Company terminates his employment for "cause" (as such terms are defined in the Company's Executive Severance Plan). The amount shown for Mr. Martinez is the monthly cash payment incremental to his base salary that he received while he served in the Interim Chief Financial Officer role.

(6) Share awards consist of service-based RSUs, adjusted EPS growth PSUs and rTSR PSUs. The amounts in this column do not reflect compensation actually received by the NEOs, nor do they reflect the actual value that will be realized by the NEOs. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2023, 2024 and 2025, calculated in accordance with FASB ASC Topic 718. The adjusted EPS growth and rTSR PSUs included in this column are at the target number of shares as follows for fiscal year 2025: 164,216 PSUs or $6,103,088 for Ms. Advaithi; 38,708 PSUs or $1,438,582 for Mr. Lundstrom; 7,194 PSUs or $267,365 for Mr. Martinez; 108,548 PSUs or $3,636,822 for Mr. Tan; 100,728 PSUs or $3,346,192 for Mr. Hartung; and 28,150 PSUs or $1,046,195 for Mr. Offer. The maximum number of shares for the adjusted EPS growth PSUs are as follows for fiscal year 2025: 164,216 PSUs or $5,249,986 for Ms. Advaithi; 38,708 PSUs or $1,237,495 for Mr. Lundstrom; 7,194 PSUs or $229,992 for Mr. Martinez; 181,126 PSUs or $5,749,955 for Mr. Tan; 173,306 PSUs or $5,499,949 for Mr. Hartung; and 28,150 PSUs or $899,956 for Mr. Offer.
For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

(7) The amounts in this column represent incentive cash bonuses earned in fiscal year 2025. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2025 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(8) The amounts in this column represent the above-market earnings on the vested portions of the nonqualified deferred compensation accounts of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. For additional information, see the table below entitled "*Nonqualified Deferred Compensation in Fiscal Year 2025.*" Amounts previously reported in this column of the Summary Compensation Table for fiscal year 2024 were inadvertently understated as a result of a vendor administrative issue. Accordingly, the amounts reported in this column have been updated to include the previously understated amounts for fiscal year 2024 of $7,153 for Ms. Advaithi; $1,908 for Mr. Lundstrom; $3,635 for Hartung; and $1,761 for Mr. Offer, respectively.

(9) The following table provides a breakdown of compensation included in the "All Other Compensation" column for fiscal year 2025.

Name	Pension/ Savings Plan Company Match Expenses/ Social Security ($)(1)	Medical/ Enhanced Long-Term Disability ($)(2)	Tax Preparation Expenses ($)(3)	Personal Aircraft Usage ($)(4)	Other ($)(5)	Total ($)
Revathi Advaithi	381,488	6,841	—	117,176	—	505,504
Kevin Krumm	422,933	1,959	—	—	32,325	457,217
Paul R. Lundstrom	6,450	1,002	—	—	—	7,452
Jaime Martinez	80,080	1,678	—	—	—	81,757
Hooi Tan	206,499	—	12,181	—	15,470	234,150
Michael P. Hartung	217,763	5,394	—	—	—	223,156
Scott Offer	197,716	4,576	—	—	—	202,292

(1) The amounts in this column represent the Company's regular employer matching contributions to the 401(k) saving plan accounts and employer contributions to the deferral accounts (i.e., deferred compensation awards) under the deferred compensation plan.
- 401(k) contributions for Ms. Advaithi and Messrs. Krumm, Lundstrom, Martinez, Hartung, and Offer were $13,800, $6,933, $6,450, $8,303, $13,800 and $13,734, respectively. The amount of $16,388 for Mr. Tan represents the contribution to the Singapore Provident fund.
- Deferred compensation plan awards for Ms. Advaithi and Messrs. Martinez, Hartung, and Offer were $367,688, $71,776, $203,963 and $183,983, respectively. Mr. Krumm received a one-time seed-contribution of $416,000 upon hire.

(2) The amounts in this column represent the Company's contributions to the executive long-term disability program, which provides additional benefits beyond the basic employee long-term disability program.

(3) The amount in this column represents Mr. Tan's expenses related to tax preparation assistance regarding his relocation.

(4) Represents the aggregate incremental cost to the Company for the personal use of corporate aircraft by Ms. Advaithi, who may be accompanied by her spouse and other family members and guests. This is calculated using an hourly rate for each flight hour based on the variable operating costs to the Company, including fuel, maintenance, crew travel expenses, catering, landing fees, and other miscellaneous variable costs. Since corporate aircraft are primarily used for business travel, we do not include costs that the Company would have incurred regardless of whether there was any personal aircraft usage, such as depreciation, hanger rental, and insurance costs.

(5) The amounts in this column represent Mr. Krumm's relocation expenses incurred in fiscal year 2025 and Mr. Tan's expenses related to visa/ immigration services.

(10) Total amounts may not add up due to rounding.

Grants of Plan-Based Awards in Fiscal Year 2025

The following table presents information about non-equity incentive plan awards and RSU and PSU awards that we granted in our 2025 fiscal year to our NEOs. We did not grant any stock options to our NEOs during our 2025 fiscal year.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Share Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Share Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	($)(4)
Revathi Advaithi	6/12/2024(5)				41,054	82,108	164,216		2,624,993
	6/12/2024(6)				20,527	82,108	164,216		3,478,095
	6/12/2024							164,216	5,249,986
		808,913	2,186,250	4,372,500					
Kevin Krumm	1/6/2025							143,245	5,799,990
Paul R. Lundstrom	6/12/2024(5)				9,677	19,354	38,708		618,747
	6/12/2024(6)				4,839	19,354	38,708		819,835
	6/12/2024							38,708	1,237,495
		299,145	808,500	1,617,000					
Jaime Martinez	6/12/2024(5)				1,798	3,597	7,194		114,996
	6/12/2024(6)				899	3,597	7,194		152,369
	6/12/2024							7,194	229,992
	8/15/2024							9,478	299,979
		299,145	808,500	1,617,000					
Hooi Tan	6/12/2024(5)				8,992	17,985	35,970		574,980
	6/12/2024(6)				4,496	17,985	35,970		761,845
	6/12/2024							35,971	1,149,993
	9/25/2024(7)				36,289	72,578	145,156		2,299,997
	9/25/2024							72,578	2,299,997
		284,900	770,000	1,540,000					
Michael P. Hartung	6/12/2024(5)				7,037	14,075	28,150		449,978
	6/12/2024(6)				3,518	14,075	28,150		596,217
	6/12/2024							28,151	899,987
	8/15/2024							15,797	499,975
	9/25/2024(7)				36,289	72,578	145,156		2,299,997
	9/25/2024							72,578	2,299,997
		251,370	735,000	1,470,000					
Scott Offer	6/12/2024(5)				7,037	14,075	28,150		449,978
	6/12/2024(6)				3,518	14,075	28,150		596,217
	6/12/2024							28,151	899,987
		245,310	663,000	1,326,000					

(1) These amounts show the range of possible payouts under our cash incentive programs for fiscal year 2025. The amounts correspond to the range of possible payouts under the incentive bonus plan. The maximum payment represents 200% of the target payment. The threshold payment represents 37.2% of target payout levels for all NEOs other than Mr. Hartung, for whom the threshold payment represents 34.2%. For the annual incentive bonus plan, the amounts actually earned for fiscal year 2025 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2025 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(2) Shows the range of estimated future vesting of the adjusted EPS growth and rTSR PSUs granted in fiscal year 2025 under the 2017 Equity Incentive Plan. The adjusted EPS growth PSUs granted on June 12, 2024 cliff vest after three years, with the vesting based upon a yearly EPS measurement period and averaged over the performance period. The PSUs granted on September 25, 2024 vest in two equal installments on the first and second anniversaries of the completion of the three-year performance period which is based upon a three-year compound annual growth rate, or CAGR. The maximum payout for each executive officer represents 200% of the target payout levels. The threshold payout for these PSUs for each NEO represents 50% of the target payout. The rTSR PSUs cliff vest after three years, with vesting based on the percentile rank of the Company's TSR relative to the return of the Company's TSR peer group. The maximum payout for each executive officer represents 200% of the target payout. The threshold payout for the rTSR PSUs for each NEO represents 25% of target payout. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2025 Executive Compensation—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

(3) Shows the number of service-based RSUs granted in fiscal year 2025 under the 2017 Equity Incentive Plan. For each NEO, the RSUs vest in three annual installments at a rate of 33% per year, other than (i) the RSUs granted on August 15, 2024 to Mr. Martinez which vest in two equal annual installments and (ii) the RSUs granted on September 25, 2024 to Mr. Tan and Mr. Hartung which cliff vest on the third anniversary of the grant date, and provided in all cases that the executive continues to remain employed on the vesting dates. For additional information, see the section titled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation*" of this proxy statement.
(4) This column shows the grant date fair value of service-based RSUs, adjusted EPS growth PSUs and rTSR PSUs, at the target level, under FASB ASC Topic 718 granted to our NEOs in fiscal year 2025. The grant date fair value is the amount that we will expense in our financial statements over the awards' vesting schedule. For service-based RSUs and adjusted EPS growth PSUs, the grant date fair value is the closing price of our Ordinary Shares on the grant date. For rTSR PSUs where vesting is contingent on meeting a market condition, the grant date fair value was calculated using a Monte Carlo simulation. Additional information on the valuation assumptions is included in Note 5 of our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025.
(5) This row shows the adjusted EPS growth PSUs.
(6) This row shows the rTSR PSUs.
(7) This row shows the PSUs based on a three-year CAGR granted to Mr. Tan and Mr. Hartung on September 25, 2024.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table presents information about outstanding share awards held by our NEOs as of March 31, 2025. The table shows information about: (i) service-based RSUs and (ii) PSUs. Mr. Lundstrom had no outstanding equity awards as of March 31, 2025.

The market value of the share awards is based on the closing price of our Ordinary Shares as of March 31, 2025, which was $33.08. For PSUs, the number of unearned shares and the market values shown assume all performance criteria are met at threshold, target or maximum depending on performance through March 31, 2025. For additional information on our equity incentive programs, see the section titled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

	Share Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Revathi Advaithi	128,017(2)	4,234,802	384,050(9)	12,704,374
	170,042(2)	5,624,989	255,062(10)	8,437,451
	164,216(2)	5,432,265	164,216(11)	5,432,265
	384,050(3)	12,704,374	127,531(12)	4,218,725
			82,108(13)	2,716,133
Kevin Krumm	143,245(4)	4,738,545		
Jaime Martinez	4,546(5)	150,382	13,638(9)	451,145
	7,391(5)	244,494	11,088(10)	366,791
	7,194(5)	237,978	7,194(11)	237,978
	9,478(5)	313,532	5,544(12)	183,396
	13,638(3)	451,145	3,597(13)	118,989
Hooi Tan	23,043(6)	762,262	69,130(9)	2,286,820
	32,389(6)	1,071,428	48,582(10)	1,607,093
	35,971(6)	1,189,921	35,970(11)	1,189,888
	72,578(6)	2,400,880	24,291(12)	803,546
	69,130(3)	2,286,820	17,985(13)	594,944
			72,578(14)	2,400,880
Michael P. Hartung	23,043(7)	762,262	69,130(9)	2,286,820
	29,149(7)	964,249	43,724(10)	1,446,390
	28,151(7)	931,235	28,150(11)	931,202
	15,797(7)	522,565	21,862(12)	723,195
	72,578(7)	2,400,880	14,075(13)	465,601
	69,130(3)	2,286,820	72,578(14)	2,400,880

Name	Share Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(1)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(2)]
Scott Offer	23,043[(8)]	762,262	69,130[(9)]	2,286,820
	29,149[(8)]	964,249	43,724[(10)]	1,446,390
	28,151[(8)]	931,235	28,150[(11)]	931,202
	69,130[(3)]	2,286,820	21,862[(12)]	723,195
			14,075[(13)]	465,601

(1) This column includes rTSR PSUs and adjusted growth EPS PSUs granted in fiscal years 2023, 2024 and 2025 under the 2017 Equity Incentive Plan. Vesting of the rTSR PSUs granted in fiscal years 2023, 2024 and 2025 is based on the Company's TSR relative to the return of the Company's TSR peer group over the 3-year performance period. Vesting of the adjusted EPS growth PSUs granted in fiscal years 2023, 2024 and 2025 to all NEOs is based upon the Company's adjusted EPS growth over the yearly measurement period and averaged over the 3-year performance period. Vesting of the adjusted EPS growth PSUs granted in fiscal year 2025 to Mr. Tan and Mr. Hartung is based upon the Company's three-year compound annual growth rate, or CAGR.

(2) 128,017 shares vest on June 1, 2025; 170,042 shares vest at a rate of 85,021 shares per year for two years, with the first vesting date on June 14, 2025; and 164,216 shares vest at a rate of 54,738 shares per year for three years, with the first vesting date on June 12, 2025.

(3) Actual results for adjusted growth EPS PSUs to pay out on May 9, 2025.

(4) 143,245 shares vest at a rate of 47,748 shares per year for three years, with the first vesting date on January 6, 2026.

(5) 4,546 shares vest on June 10, 2025; 7,391 shares vest at a rate of 3,696 shares per year for two years, with the first vesting date on June 15, 2025; 7,194 shares vest at a rate of 2,398 shares per year for three years, with the first vesting date on June 12, 2025; and 9,478 shares vest at a rate of 4,739 shares per year for two years, with the first vesting date on August 15, 2025.

(6) 23,043 shares vest on June 1, 2025; 32,389 shares vest at a rate of 16,194 shares per year for two years, with the first vesting date on June 14, 2025; 35,971 shares vest at a rate of 11,990 shares per year for three years, with the first vesting date on June 12, 2025; and 72,578 shares vest on September 25, 2027.

(7) 23,043 shares vest on June 1, 2025; 29,149 shares vest at a rate of 14,575 shares per year for two years, with the first vesting date on June 14, 2025; 28,151 shares vest at a rate of 9,383 shares per year for three years, with the first vesting date on June 12, 2025; 15,797 shares vest at a rate of 5,265 shares per year for three years, with the first vesting date on August 15, 2025; and 72,578 shares vest on September 25, 2027.

(8) 23,043 shares vest on June 1, 2025; 29,149 shares vest at a rate of 14,575 shares per year for two years, with the first vesting date on June 14, 2025; and 28,151 shares vest at a rate of 9,383 shares per year for three years, with the first vesting date on June 12, 2025.

(9) Unvested rTSR PSUs to vest on June 1, 2025 assuming a maximum payout.

(10) Unvested rTSR PSUs to vest on June 14, 2026 assuming a maximum payout.

(11) Unvested rTSR PSUs to vest on June 12, 2027 assuming a maximum payout.

(12) Unvested adjusted EPS growth PSUs to vest in May 2026 assuming a target payout.

(13) Unvested adjusted EPS growth PSUs to vest in May 2027 assuming a target payout.

(14) Unvested adjusted EPS growth PSUs to vest 50% on March 31, 2028 and 50% on March 31, 2029, assuming a target payout.

Shares Vested in Fiscal Year 2025

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards in the form of RSUs and PSUs during fiscal year 2025 and the value realized, in each case before payment of any applicable withholding tax and broker commissions. There were no option exercises by our NEOs in 2025 and the NEOs do not hold any unexercised options.

	Share Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(1)]
Revathi Advaithi	936,232	29,005,791
Kevin Krumm	—	—
Paul R. Lundstrom	219,203	6,795,761
Jaime Martinez	14,735	468,527
Hooi Tan	96,172	2,997,329
Michael P. Hartung	170,839	5,291,356
Scott Offer	182,259	5,640,387

(1) The amounts in this column reflect the aggregate dollar amount realized upon the vesting of RSUs and PSUs determined by multiplying the number of Ordinary Shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension Benefits in Fiscal Year 2025

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified Deferred Compensation in Fiscal Year 2025

Each of our NEOs participates in our 2010 Deferred Compensation Plan. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Under the 2010 Deferred Compensation Plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The Company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Under this plan, we may also make annual contributions, in amounts up to 37.5% (up to 25% in the case of Mr. Martinez) of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years. For these annual contributions, 50% of the funding is paid as a percent of base salary and the remaining 50% is performance-based, up to a maximum of 150%. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 Deferred Compensation Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installments payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

Under our deferred compensation plan, we entered into trust agreements providing for the establishment of irrevocable trusts into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in our deferred compensation plan are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of the NEOs and their vesting terms, including vesting upon the executive's termination or a change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2025 Executive Compensation—Deferred Compensation Awards"* of this proxy statement and "*Executive Compensation—Potential Payments Upon Termination or Change of Control*" below.

The following table presents information for fiscal year 2025 about: (i) contributions to the NEOs' deferred compensation plan accounts by the executive; (ii) contributions to the NEOs' deferred compensation plan accounts by the Company; (iii) aggregate earnings (or losses) on the deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from the deferred compensation plan accounts; and (v) the deferred compensation plan account balances as of the end of the fiscal year. For fiscal year 2025, Ms. Advaithi and Messrs. Hartung, Tan, Lundstrom and Offer each received deferred cash awards with a value that averaged approximately 28% of their respective fiscal year 2024 base salaries, and Mr. Martinez received a deferred cash award with a value of 18.5% of his fiscal year 2024 salary.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year-End ($)[4]
Revathi Advaithi	—	367,688	80,649	(281,161)	1,797,871
Kevin Krumm	—	416,000	2,706	—	418,706
Paul R. Lundstrom	—	247,831	221,324	—	1,180,160
Jaime Martinez	—	71,776	13,701	—	297,377
Hooi Tan	—	194,250	16,785	(58,211)	661,971
Michael P. Hartung	—	203,963	44,469	(58,378)	1,018,631
Scott Offer	76,908	183,983	58,502	(153,832)	949,377

(1) Reflects the salary payments deferred by our NEOs during the fiscal year. These amounts are included in the Summary Compensation Table under the "Salary" column, as applicable.

(2) These amounts represent contributions under the 2010 Deferred Compensation Plan. These awards cliff vest after four years. These amounts, including any earnings or losses thereon, will be reported under the "All Other Compensation" column of the Summary Compensation Table. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2025 Executive Compensation—Deferred Compensation Awards*" and "*Executive Compensation—Potential Payments Upon Termination or Change of Contro*l" of this proxy statement.

(3) Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive's deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive's deferred compensation account(s) is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table.

(4) The amount in this column with respect to Mr. Lundstrom is as of July 31, 2024, his resignation date. The amount in this column with respect to Mr. Offer includes the sum of the amounts that Mr. Offer deferred in prior years and previously reported as compensation in the Summary Compensation Table in respect of the applicable year (i.e., $412,906). No other NEOs are voluntarily contributing to the 2010 Deferred Compensation Plan. The aggregate balance at fiscal year-end through 2024 is in the amounts of $1,630,695 for Ms. Advaithi, $1,182,068 for Mr. Lundstrom, $211,900 for Mr. Martinez, $509,146 for Mr. Tan, $828,577 for Mr. Hartung, and $860,723 for Mr. Offer.

Potential Payments Upon Termination or Change of Control

As described in the section titled "*Compensation Discussion and Analysis*" of this proxy statement, our NEOs do not have employment agreements with us. Our NEOs are eligible for certain termination and change of control benefits under the Executive Severance Plan, the 2010 Deferred Compensation Plan and the 2017 Equity Incentive Plan.

Acceleration of Vesting of Deferred Compensation

If the employment of any participant in the 2010 Deferred Compensation Plan is involuntarily terminated by the Company without cause or is terminated by the executive with good reason within two years following a change of control (as defined in the 2010 Deferred Compensation Plan), the entire unvested portion of the deferred compensation account of the NEO will vest.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each NEO as of March 31, 2025 is listed above in the Outstanding Equity Awards at 2025 Fiscal Year-End table. All unvested outstanding equity awards held by our NEOs at the end of fiscal year 2025 were granted under the 2017 Equity Incentive Plan.

Subject to any waiver by the Compensation and People Committee, all unvested RSU awards, PSU awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the Company, except for certain termination reasons such as retirement, death, disability, or involuntary termination without cause or for "good reason" (as defined in the Executive Severance Plan) within 24 months after a change of control.

Treatment of Certain Awards Upon Retirement

Certain award agreements for RSUs, rTSR PSUs, and adjusted EPS growth PSUs granted under our 2017 Equity Incentive Plan provide that if a plan participant ceases to provide services to the Company due to a qualifying retirement (meaning a voluntary termination of service after the participant has attained the age of fifty-five (55) years; completed at least five (5) years of service as an employee of the Company; and the sum of age and service is equal to at least 65), then the award will not terminate. RSUs would continue to vest, and a pro-rata number for the length of time employed during the performance period shall be issued to the participant at the end of the performance cycle for rTSR PSUs and adjusted EPS growth PSUs Supplemental equity awards granted to Mr. Tan, Mr. Hartung and Mr. Martinez, as applicable, during fiscal year 2025 restrict the accelerated vesting of PSUs and RSUs upon retirement. Among our NEOs, Messrs. Hartung and Offer meet the retirement criteria.

Treatment of Certain Awards Upon Death or Disability

Certain award agreements for RSUs, rTSR PSUs, and adjusted EPS growth PSUs granted under our 2017 Equity Incentive Plan provide that if a plan participant ceases to provide services to the Company due to death or disability, then the awards will accelerate after the qualifying termination. RSUs will immediately vest. rTSR PSUs and adjusted EPS growth PSUs will be prorated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

Double-Trigger Vesting Upon a Change of Control

The 2017 Equity Incentive Plan is a "double trigger" equity plan, meaning that unvested equity awards vest immediately only if (i) there is a change of control of the Company and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) such awards are converted, assumed or replaced by the successor or survivor corporation, and the participant incurs an involuntarily termination of service as described below.

Under the terms of the 2017 Equity Incentive Plan, unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a change of control of the Company (as defined in the 2017 Equity Incentive Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Under the terms of the 2017 Equity Incentive Plan, as amended effective March 5, 2025 with respect to both then-outstanding and future awards, where awards under the 2017 Equity Incentive Plan are assumed or continued after a change of control, those awards will be treated as follows in the event of a participant's "Involuntary Termination of Service" within 24 months after the change of control:

- Outstanding equity awards with vesting based solely upon continued employment (or other service), such as RSUs, will vest in full immediately upon the participant's Involuntary Termination of Service (and any stock options or stock appreciation rights will become fully exercisable and remain exercisable for 90 days after the Involuntary Termination of Service, but not beyond the latest date that the stock option or stock appreciation right could have expired in accordance with its original terms under any circumstances); and
- Outstanding equity awards with vesting based in whole or in part upon the achievement of performance goals, such as rTSR PSUs and EPS growth PSUs, will vest in full (i) at the "target" level of performance, to the extent that the applicable performance period (or any portion of the performance period that is designated as a separate measurement period) has not been completed as of the participant's Involuntary Termination of Service, or (ii) based upon the actual level of achievement of the applicable performance goals during the applicable performance period (or any portion of the performance period that is designated as a separate measurement period), to the extent that such period has been completed as of the participant's Involuntary Termination of Service.

For purposes of "double-trigger" vesting of equity awards in connection with a change of control, an "Involuntary Termination of Service" means (a) the termination of the participant's service by Flex (or any successor or survivor corporation, or a parent or subsidiary thereof) without "cause" (as defined in the 2017 Equity Incentive Plan) and not as a result of the participant's death or disability, or (b) where the participant, such as each of the NEOs, is a party to an arrangement, such as the Executive Severance Plan, that defines "good reason" with respect to the participant, the participant's termination of service for "good reason" as so defined.

Executive Severance Plan

The Executive Severance Plan covers all of the NEOs (including, effective March 5, 2025, our CEO) and certain other senior level employees of the Company. Under the Executive Severance Plan, in the event of a qualifying termination of employment by the Company without "cause" (and not as a result of death or disability) or by a participant for "good reason" (each such term as defined in the Executive Severance Plan), the participant will receive the following benefits, subject to the participant entering into and complying with the terms of a Transition Agreement and/or a release of claims, including any customary non-competition, non-solicitation, non-disclosure, non-disparagement, and cooperation provisions:

General Severance Provisions (Qualifying Termination Outside a Change of Control):

- For the CEO, two years' continued payment of base salary and two years of her target annual bonus amount, or for the other NEOs, base salary continuation during the transition period provided in the Transition Agreement and a pro-rated annual bonus for the fiscal year in which the transition period begins, based on actual performance through the end of the fiscal year;

- For the CEO, two years' continued vesting of outstanding equity awards and deferred compensation awards, or for the other NEOs, continued vesting of outstanding equity awards during the transition period and accelerated vesting following the transition period of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period; and
- Benefits coverage continuation for two years (for the CEO) or during the transition period (for the other NEOs).

Change of Control Severance Provisions (Qualifying Termination Within 24 Months After a Change of Control):

- The sum of the participant's base salary and target annual bonus multiplied by 2.99 (for the CEO) or by two (for the other NEOs), payable in a single lump sum;
- Accelerated vesting of the participant's outstanding equity awards in accordance with the terms and conditions of the 2017 Equity Incentive Plan and any unvested deferred compensation awards; and
- Continued employee benefits coverage for three years (for the CEO) or for two years (for the other NEOs).

There are no tax gross-ups in the Executive Severance Plan.

Potential Payments Upon Termination or Change of Control as of March 31, 2025

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO as a result of (i) the accelerated vesting of deferred compensation in the case of a change of control with a termination of employment, (ii) the accelerated vesting of restricted and performance share unit awards in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control, (iii) involuntary termination without cause or voluntary termination for good reason under the Company's Executive Severance Plan, (iv) retirement, or (v) death or disability.

Calculations for this table assume that the triggering event took place on March 31, 2025, the last business day of fiscal year 2025, and are based on the price per share of our Ordinary Shares on such date, which was $33.08. The following table does not include potential payouts under our NEOs' nonqualified deferred compensation plans relating to vested benefits. Mr. Lundstrom who resigned on July 31, 2024 is excluded from this table.

Name	Change in Control with Termination ($)(1)	Change in Control and No Assumption of Award ($)(2)	Involuntary Termination without Cause or Voluntary Termination for Good Reason ($)(3)	Retirement ($)(4)	Death or Disability ($)(5)
Revathi Advaithi					
Base Salary Continuation	3,961,750	—	2,650,000	—	—
Benefits Continuation	97,919	—	65,280	—	—
Bonus Payments	6,536,888	—	4,372,500	—	3,156,726
Vesting of Deferred Compensation	1,419,527	—	934,938	—	1,797,871
Vesting of Service-based RSUs	15,292,057	15,292,057	13,481,291	—	15,292,057
Vesting of Performance-based RSUs	42,285,172	42,285,172	35,947,529	—	31,939,435
Total(6)	**69,593,312**	**57,577,229**	**57,451,537**	**—**	**52,186,089**
Kevin Krumm					
Base Salary Payment Continuation	1,664,000	—	832,000	—	—
Benefits Continuation	56,647	—	28,323	—	—
Bonus Payments	1,913,600	—	310,584	—	310,584
Vesting of Deferred Compensation	—	—	—	—	418,706
Vesting of Service-based RSUs	4,738,545	4,738,545	3,159,008	—	4,738,545
Total(6)	**8,372,791**	**4,738,545**	**4,329,915**	**—**	**5,467,835**
Jaime Martinez					
Base Salary Payment Continuation	900,000	—	450,000	—	—
Benefits Continuation	49,850	—	24,925	—	—
Bonus Payments	495,000	—	259,451	—	259,451
Vesting of Deferred Compensation	223,536	—	122,330	—	297,377
Vesting of Service-based RSUs	946,386	946,386	867,060	—	946,386
Vesting of Performance-based RSUs	1,654,926	1,654,926	827,099	—	1,208,093
Total(6)	**4,269,698**	**2,601,312**	**2,550,866**	**—**	**2,711,306**

Name	Change in Control with Termination ($)[1]	Change in Control and No Assumption of Award ($)[2]	Involuntary Termination without Cause or Voluntary Termination for Good Reason ($)[3]	Retirement ($)[4]	Death or Disability ($)[5]
Hooi Tan					
Base Salary Payment Continuation	1,470,000	—	735,000	—	—
Benefits Continuation	61,923	—	30,961	—	—
Bonus Payments	1,617,000	—	1,148,812	—	1,148,812
Vesting of Deferred Compensation	467,520	—	190,313	—	661,971
Vesting of Service-based RSUs	5,424,491	5,424,491	2,626,949	—	5,424,491
Vesting of Performance-based RSUs	10,392,225	10,392,225	4,192,504	—	6,166,862
Total[6]	**19,433,159**	**15,816,717**	**8,924,539**	**—**	**13,402,136**
Michael P. Hartung					
Base Salary Payment Continuation	1,470,000	—	735,000	—	—
Benefits Continuation	49,295	—	24,648	—	—
Bonus Payments	1,617,000	—	1,099,657	—	1,099,657
Vesting of Deferred Compensation	808,757	—	539,947	1,018,631	1,018,631
Vesting of Service-based RSUs	5,581,191	5,581,191	2,695,689	3,180,311	5,581,191
Vesting of Performance-based RSUs	9,849,372	9,849,372	4,192,504	5,669,647	5,942,061
Total[6]	**19,375,615**	**15,430,563**	**9,287,445**	**9,868,589**	**13,641,541**
Scott Offer					
Base Salary Payment Continuation	1,326,000	—	663,000	—	—
Benefits Continuation	35,420	—	17,710	—	—
Bonus Payments	1,326,000	—	957,306	—	957,306
Vesting of Deferred Compensation	757,645	—	491,589	949,377	949,377
Vesting of Service-based RSUs	2,657,746	2,657,746	2,347,324	2,657,746	2,657,746
Vesting of Performance-based RSUs	7,448,491	7,448,491	4,192,504	5,669,647	5,669,647
Total[6]	**13,551,303**	**10,106,238**	**8,669,432**	**9,276,771**	**10,234,076**

(1) The amounts shown represent the estimated value of compensation paid in the event of a participant's qualifying termination within 24 months after a change of control. In regard to equity, RSUs will immediately vest in full and PSUs will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our Ordinary Shares on March 31, 2025, the assumed date of the double-trigger event.

(2) The amounts shown represent the estimated value of the accelerated vesting of RSUs and PSUs following a change of control under the terms of the 2017 Equity Incentive Plan, which assumes that such RSUs and PSUs are not assumed or replaced by the successor corporation or its parent. RSUs will immediately vest in full and PSUs will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our Ordinary Shares on March 31, 2025, the assumed date of the change of control event.

(3) The amounts presented represent the estimated value of payments under the Executive Severance Plan contingent upon the participant entering into and adhering to a Transition Agreement and/or a release of claims. The table above illustrates a 12-month transition period (24 months for the CEO) for demonstration purposes; the actual transition period may vary. For PSUs, the reported amounts assume that completed cycles will vest based on the actual performance of those cycles, while uncompleted cycles will vest at target during the transition period.

(4) For termination of service due to retirement, (i) RSUs will continue to vest until fully vested; (ii) the PSUs will not terminate; and (iii) a pro-rata number of vested shares shall be issued to the executive upon the vesting of the award pursuant to achieving the performance criteria at the end of the original performance period. The amounts reported assume completed cycles will vest based on actual performance of completed cycles and at target of unfinished cycles will vest at target. As of the fiscal year ended March 31, 2025, among our NEOs, Mr. Hartung and Mr. Offer were retirement eligible.

(5) For termination of service due to death or disability, (i) unvested RSUs will immediately vest in full, and (ii) PSUs will be pro-rated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

(6) Total amounts may not add up due to rounding.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are providing the following disclosure about the median annual total compensation of our employees in relation to the annual total compensation of our Chief Executive Officer.

For the fiscal year ended March 31, 2025, we had revenues of $25.8 billion. Flex's physical infrastructure includes approximately 100 facilities in approximately 30 countries, staffed by approximately 148,000 employees, providing customers with truly global scale and strategic geographic distribution capabilities to meet their market needs. To better understand the following pay ratio disclosure, it is important to recognize that our compensation programs are designed to reflect local market practices across our global operations. We offer market-based competitive wages and benefits in all geographies in which we operate. Our CEO's compensation is structured to align pay with performance, with pay levels set in line with our peers that are companies of similar size and scale complexity.

Fiscal Year 2025 Pay Ratio

- The annual total compensation of our median employee among all non-contractor employees (excluding the CEO) was $11,276.
- Our CEO's annual total compensation, as reported in the Summary Compensation Table, was $16,422,136.

Based on this information, the ratio of the annual total compensation of our CEO relative to the annual total compensation of our median employee was 1,456 to 1.

The pay ratio disclosed above is a reasonable estimate, calculated in a manner consistent with the SEC rules based on our payroll and employment records and the methodologies described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to use different methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio disclosed by other companies may not be comparable to the pay ratio disclosed above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. Moreover, there are a number of factors that make a meaningful comparison of pay ratios difficult, such as industry-specific pay differentials, the geographic location of employee populations, and the size and nature of a company's manufacturing operations.

Identification of the Median Employee

For purposes of identifying our median employee, we used target total annual cash compensation multiplied by the FTE % factor as reflected in our global human resources information system as of March 31, 2025, such that those that only work part-time were included at the part-time pay rate and not converted to a full-time equivalent pay level. We excluded contractors and agency workers from the selection of median employee. We selected this compensation approach because it captures both base salary as well as bonuses and other cash payments that may be provided to employees in our varying work geographies. We measured actual compensation for the median employee using the 12-month period ended March 31, 2025. No cost-of-living adjustments were made.

Our median employee is a full-time, salaried employee working in Mexico. The employee's annual total compensation in 2025 was $11,276. For purposes of this disclosure, we converted the employee's total compensation from Mexican Pesos to U.S. dollars using the exchange rate 20.28 MXN to 1 USD as of March 31, 2025.

Calculation of Median Employee's Compensation and CEO's Annualized Compensation

In determining the annual total compensation in 2025 of approximately $11,276 for our median employee, as required by SEC rules, we calculated the employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K, consistent with how we determine our CEO's total compensation for fiscal year 2025 in the Summary Compensation Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of SEC Regulation S-K, we are providing the following information regarding the relationship between executive compensation actually paid (CAP) and certain financial performance measures of the Company for the fiscal years shown.

					Value of Initial Fixed $100 Investment Based on:			
Fiscal Year (a)	Summary Compensation Table Total ($) (b)	Compensation Actually Paid to CEO ($) (c)	Average Summary Compensation Table Total for Non-CEO NEOs ($) (d)	Average Compensation Actually Paid to Non-CEO NEOs ($) (e)	Flex TSR ($) (f)	Peer Group TSR ($) (g)	GAAP Net Income ($ Millions) (h)	Adjusted EPS ($) (i)
2025	16,422,136	26,845,235	6,206,627	5,141,893	543	573	838	2.65
2024	15,118,250	48,297,494	3,898,116	10,135,211	470	477	872	2.15
2023	15,597,911	30,258,936	4,097,332	7,197,637	275	301	793	2.36
2022	14,375,624	16,510,494	4,015,753	4,098,165	221	218	936	1.96
2021	11,897,879	31,441,187	4,577,458	8,040,590	219	193	613	1.57

Column (b). Reflects compensation amounts reported in the "Summary Compensation Table" for Revathi Advaithi, the CEO for the respective years shown.

Column (c). "Compensation actually paid" to the CEO in each of FY25, FY24, FY23, FY22 and FY21 reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (b) of the table above do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year. For information regarding the decisions made by the Compensation and People Committee in regard to the CEO's compensation for each fiscal year, please see the "Compensation Discussion and Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Fiscal Year CEO	2021	2022	2023	2024	2025
SCT Total Compensation ($)	$ 11,897,879	$ 14,375,624	$ 15,597,911	$ 15,118,250	$ 16,422,136
Less: Stock Award Values Reported in SCT for the Covered Year ($)	$ 8,970,983	$ 10,484,149	$ 11,020,718	$ 11,382,142	$ 11,353,074
Plus: Fair Value for Stock Awards Granted in the Covered Year ($)	$ 16,629,811	$ 11,372,194	$ 16,892,976	$ 17,276,728	$ 12,272,574
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	$ 11,080,893	$ 1,275,446	$ 10,802,925	$ 23,895,484	$ 7,390,003
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year ($)	$ 874,347	$ (28,621)	$ (1,987,549)	$ 3,462,720	$ 2,194,246
Less: Fair Value as of Prior Fiscal Year End of Stock Awards Forfeited during the Covered Year ($)	$ 0	$ 0	$ 0	$ 0	$ 0
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	$ 70,759	$ 0	$ 26,607	$ 73,545	$ 80,649
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	$ 0	$ 0	$ 0	$ 0	$ 0
Compensation Actually Paid ($)	$ 31,441,187	$ 16,510,494	$ 30,258,936	$ 48,297,494	$ 26,845,235

Equity Valuations:

- EPS-based PSU grant date fair values are calculated using the stock price as of the date of grant and are assumed at target performance, while TSR-based PSU grant date fair values are calculated using the Monte Carlo fair value, developed in accordance with FASB ASC 718, and are also assumed at target performance.
  - The EPS-based PSUs are valued after the grant date assuming estimated performance results as of the end of each measurement date and Flex's stock price on that date, while the value of TSR-based PSUs assume target-level performance and are multiplied by the corresponding Monte Carlo value.
- Time-based RSUs are valued after grant based on Flex's stock price on each measurement date, in accordance with FASB ACS 718.
  - For all time-based RSUs, the vest date fair value is equal to the number of units that actually vest and Flex's stock price on that date.

Fiscal Year	2021	2022	2023	2024	2025
Non-CEO NEOs	See Column (d) Note	See Column (d) Note	See Column (d) Note	See Column (d) Note	See Column (d) Note
SCT Total Compensation ($)	$ 4,577,458	$ 4,015,753	$ 4,097,332	$ 3,898,116	$ 6,206,627
Less: Stock Award Values Reported in SCT for the Covered Year ($)	$ 2,945,442	$ 2,262,366	$ 2,169,700	$ 2,188,321	$ 4,225,425
Plus: Fair Value for Stock Awards Granted in the Covered Year ($)	$ 3,982,037	$ 2,453,994	$ 3,325,800	$ 3,321,609	$ 3,768,606
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	$ 1,587,667	$ 165,239	$ 2,187,616	$ 4,471,749	$ 709,604
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year ($)	$ 2,003,436	$ (270,811)	$ (239,733)	$ 731,844	$ (73,967)
Less: Fair Value as of Prior Fiscal Year End of Stock Awards Forfeited during the Covered Year ($)	$ (870,216)	$ 0	$ 0	$ 0	$ (1,218,563)
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	$ 294,349	$ 3,645	$ 3,678	$ 99,786	$ 24,990
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	$ 0	$ 0	$ 0	$ 0	$ 0
Compensation Actually Paid ($)	$ 8,040,590	$ 4,098,165	$ 7,197,637	$ 10,135,211	$ 5,141,893

Equity Valuations: equity valuation assumptions are the same as those stated above under the CEO table.

Column (d). The following non-CEO NEOs (collectively, the "Non-CEO NEOs") are included in the average figures shown:

- FY21: Francois P. Barbier, Christopher Collier, Michael P. Hartung, Paul Humphries, Paul R. Lundstrom, and Scott Offer
- FY22: Francois P. Barbier, Michael P. Hartung, Paul R. Lundstrom, and Scott Offer
- FY23: Michael P. Hartung, Paul R. Lundstrom, Scott Offer, and Hooi Tan
- FY24: Michael P. Hartung, Paul R. Lundstrom, Scott Offer, and Hooi Tan
- FY25: Kevin Krumm, Michael P. Hartung, Scott Offer, Hooi Tan, Paul R. Lundstrom and Jaime Martinez

Column (e). Average "compensation actually paid" for our Non-CEO NEOs in each of FY25, FY24, FY23, FY22 and FY21 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (d) of the table above do not reflect the actual amount of compensation earned by or paid to our Non-CEO NEOs during the applicable year. For information regarding the decisions made by our Compensation and People Committee in regards to the Non-CEO NEOs' compensation for each fiscal year, please see the "Compensation Discussion and Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Column (f). For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of Flex for the measurement periods ending on March 31 of each of 2025, 2024, 2023, 2022 and 2021, respectively.

Column (g). For the relevant fiscal year, represents the cumulative TSR of the peer group consisting of Benchmark Electronics, Celestica Inc., Jabil Inc., and Sanmina Corporation ("Peer Group TSR") for the measurement periods ending on March 31 of each of 2025, 2024, 2023, 2022 and 2021, respectively.

Column (h). Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended March 31, 2025, 2024, 2023, 2022 and 2021, respectively.

Column (i). Company-selected Measure is Adjusted Earnings Per Share (EPS) which is described below. Adjusted EPS is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation of GAAP to non-GAAP financial measures.

Flex's Pay for Performance Alignment

Below are graphs showing the relationship of "compensation actually paid" to our Chief Executive Officer and other NEOs in FY21, FY22, FY23, FY24 and FY25 to (1) TSR of both Flex and the Peer Group TSR, (2) Flex's Adjusted EPS, and (3) Flex's Net Income.


CAP vs Total Shareholder Return
Compensation Actually Paid ($ millions)
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Total Shareholder Return (TSR)
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$31.4
$219
$193
$8.0
$221
$218
$16.5
$4.1
$301
$275
$30.3
$7.2
$477
$470
$48.3
$10.1
$573
$543
$26.8
$5.1
FY21
FY22
FY23
FY24
FY25
CEO CAP
Avg. Other NEOs CAP
Flex TSR
Peer Composite


CAP vs Adj. EPS
Compensation Actually Paid ($ millions)
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Adjusted EPS
$3
$2
$1
$0
$1.57
$31.4
$8.0
$1.96
$16.5
$4.1
$2.36
$30.3
$7.2
$2.15
$48.3
$10.1
$2.65
$26.8
$5.1
FY21
FY22
FY23
FY24
FY25
CEO CAP
Avg. Other NEOs CAP
Adj. EPS


CAP vs GAAP Net Income
Compensation Actually Paid ($ millions)
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
GAAP Net Income ($ millions)
$1,050
$900
$750
$600
$450
$300
$150
$0
$613
$936
$793
$872
$838
$31.4
$8.0
$16.5
$4.1
$30.3
$7.2
$48.3
$10.1
$26.8
$5.1
FY21
FY22
FY23
FY24
FY25
CEO CAP
Avg. Other NEOs CAP
GAAP Net Income

Listed below are the performance measures which in our assessment represent the most important financial performance measures we use to link compensation actually paid to our NEOs, for FY25, to Company performance.

Measure	Nature
Stock Price	Financial
Relative TSR	Financial
Adjusted EPS Growth	Financial

"Compensation actually paid" (also referred to as "CAP"), as required under SEC rules, reflects adjusted values to unvested and vested equity awards during the years shown in the tables based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers but does not reflect actual amounts paid out for those awards. For a discussion of how our Compensation and People Committee assessed Flex's performance and our NEOs' pay each year, see the "Compensation Discussion and Analysis" section in this proxy statement and in the proxy statements for FY21 - FY24.

Proposal No. 4: Ordinary Resolution to Authorize Ordinary Share Issuances

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue Ordinary Shares and make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares with the prior approval of our shareholders.

We are submitting this proposal because we are required to do so under the laws of Singapore before we can issue any Ordinary Shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings (other than shares issuable on exercise or settlement of outstanding options, performance shares, performance units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares that were granted under previously-approved share issue mandates). Our current authorization, approved by shareholders at our 2024 annual general meeting, will expire at the conclusion of the 2025 annual general meeting. As a result, we are presenting this proposal to renew the Board's authority to issue Ordinary Shares on the terms set forth below.

We are seeking approval to authorize our Board to issue up to a maximum of 20% of the total number of issued Ordinary Shares of the Company as of the date of the passing of such resolution (equal to a total of 373,703,336 Ordinary Shares as of June 9, 2025 on the basis that no additional Ordinary Shares are issued or repurchased before the 2025 annual general meeting). If this proposal is approved, and unless revoked or varied by the Company in a general meeting, the authorization would be effective from the date of the 2025 annual general meeting and continue until the earlier of (i) the conclusion of the 2026 annual general meeting or (ii) the expiration of the period within which the 2026 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2026 annual general meeting is required to be held within six months after the date of our 2026 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of 60 days to be made with the Singapore Accounting and Corporate Regulatory Authority, which may be granted at the discretion of that authority).

To be clear, we are not asking our shareholders to approve a specific issuance of shares. Instead, approval of this resolution will only grant our Board the authority so that it may from time to time during the validity period of the proposed share issuance mandate allot and issue, and grant rights to acquire, Ordinary Shares on the terms and in the manner set forth in this proposal.

Our Board believes that approving this resolution is advisable and in the best interests of the Company and our shareholders. In the past, the Board has issued shares or made agreements that would require the issuance of new Ordinary Shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our Ordinary Shares or instruments convertible into our Ordinary Shares; and
- in connection with our equity compensation plans and arrangements.

If this proposal is not approved, we would not be permitted to issue any new Ordinary Shares, including shares issuable pursuant to compensatory equity awards (other than shares issuable on exercise or settlement of outstanding options, performance shares, performance units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares, which were previously granted when the previous shareholder approved share issue mandates were in force). If we are unable to rely upon equity as a component of compensation, we would have to review our compensation practices, and would likely have to substantially increase cash compensation to retain key personnel.

Our Board expects that we will continue to issue Ordinary Shares and grant options, performance shares, performance unit awards, and restricted share unit awards in the future under circumstances similar to those in the past. Our Board believes that it is advisable and in the best interests of the Company and our shareholders for our shareholders to provide this general authorization, subject to the aggregate cap described above, because then we can avoid the delay and expense of obtaining shareholder approval at a later date and will have greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our Ordinary Shares and instruments convertible into our Ordinary Shares.

If this proposal is approved, our directors would be authorized to, during the period described above and subject to the aggregate cap described above, issue Ordinary Shares and make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares subject only to our Constitution, applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of Ordinary Shares could be dilutive to existing shareholders or reduce the trading price of our Ordinary Shares on Nasdaq.

We are not submitting this proposal in response to a threatened takeover. However, in the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing Ordinary Shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to replace an incumbent director with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their Ordinary Shares at the premium that may be available in takeover attempts.

We note that because we are a Nasdaq-listed company, our shareholders continue to benefit from the protections afforded to them under the rules of Nasdaq, including those rules that limit our ability to issue shares in specified circumstances without obtaining shareholder approval. This authorization for our directors to issue Ordinary Shares is required as a matter of Singapore law and is not otherwise required for other Nasdaq-listed companies. Accordingly, approval of this resolution would merely place us on equal footing with other Nasdaq-listed companies.

The Board recommends a vote **"FOR"** the resolution to authorize Ordinary Share issuances.

Proposal No. 5: Ordinary Resolution to Renew the Share Purchase Mandate

Our purchases or acquisitions of our Ordinary Shares must be made in accordance with, and in the manner prescribed by, the Singapore Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may apply from time to time.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our Ordinary Shares. This general and unconditional mandate is referred to in this proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the Company's powers to purchase or otherwise acquire our issued Ordinary Shares on prescribed terms of the Share Purchase Mandate.

Our shareholders approved a renewal of the Share Purchase Mandate at the annual general meeting of shareholders held in 2024, which will expire on the date of the 2025 annual general meeting. Accordingly, we are seeking approval from our shareholders at the 2025 annual general meeting for another renewal of the Share Purchase Mandate. Pursuant to the Singapore Companies Act, share repurchases under our share repurchase plans were subject to an aggregate limit of 20% of our issued Ordinary Shares outstanding as of the date of the annual general meeting held on August 8, 2024. On August 8, 2024, the Board authorized the repurchase of up to an aggregate of $1.7 billion of Ordinary Shares of the Company to be conducted in tranches. Until the 2025 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the 2024 annual general meeting. As of the date of the 2025 annual general meeting, any repurchases may only be made if the shareholders approve the proposed renewal of the Share Purchase Mandate. The share purchase program does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the 2025 annual general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2026 annual general meeting or the date by which the 2026 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2026 annual general meeting is required to be held within six months after the date of our 2026 fiscal year-end (except that Singapore law allows for a one-time application for an extension of up to a maximum of 60 days to be made with the Singapore Accounting and Corporate Regulatory Authority, which may be granted at the discretion of that authority).

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the 2025 annual general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire Ordinary Shares that are issued and fully paid up. The prevailing limitation under the Singapore Companies Act that is currently in force does not permit us to purchase or acquire more than 20% of the total number of our issued Ordinary Shares outstanding at the date of the annual general meeting. Any of our Ordinary Shares that are held as treasury shares will be disregarded for purposes of computing this 20% limitation. For this purpose, a reference herein to treasury shares in computing the 20% limitation includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

We are seeking approval for our Board of Directors to authorize the purchase or acquisition of our issued Ordinary Shares not exceeding 20% of our total number of issued Ordinary Shares outstanding as of the date this proposal is approved (excluding any Ordinary Shares that are held as treasury shares as at that date).

Purely for illustrative purposes, on the basis of 373,703,336 issued Ordinary Shares outstanding as of June 9, 2025, and assuming no additional Ordinary Shares are issued or repurchased on or prior to the date of the 2025 annual general meeting, based on the prevailing 20% limit, we would be able to purchase not more than 74,740,667 issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate.

During fiscal year 2025, we repurchased approximately 38.5 million shares for an aggregate purchase price of approximately $1.257 billion under the Share Purchase Mandate and retired approximately 32.9 million of these shares.

Duration of Share Purchase Mandate

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date the Share Purchase Mandate is approved until the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of Ordinary Shares may be made by way of:

- market purchases on Nasdaq or any other stock exchange on which our Ordinary Shares may at the time be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares are then listed and quoted), in accordance with an equal access scheme as prescribed by the Singapore Companies Act.

If we decide to purchase or acquire our Ordinary Shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Singapore Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of Ordinary Shares must be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;
- all holders of our Ordinary Shares must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to Ordinary Shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of Ordinary Shares).

Purchase Price

The maximum purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each Ordinary Share will be determined by our directors. That price must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares may at that time be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 105% of the average of the closing price per Ordinary Share over the five consecutive trading days on which our Ordinary Shares are traded on the Nasdaq Global Select Market, or, as the case may be, any other stock exchange on which our Ordinary Shares are at the time listed and quoted, immediately preceding the date on which we effect the off-market purchase.

Treasury Shares

Under the Singapore Companies Act, Ordinary Shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below.

Maximum Holdings

The number of Ordinary Shares held as treasury shares may not at any time exceed 10% of the total number of issued Ordinary Shares. For this purpose, the reference to treasury shares includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

Voting and Other Rights

We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings. For the purposes of the Singapore Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the Company in respect of treasury shares, other than the allotment of Ordinary Shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a greater or smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the respective subdivision or consolidation.

Disposal and Cancellation

Where Ordinary Shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our Ordinary Shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to an extent that would materially affect our working capital requirements.

The Singapore Companies Act permits us to purchase or acquire our Ordinary Shares out of our capital and/or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of Section 76F(4) of the Singapore Companies Act. A company is solvent if, at the date of the payment made in consideration of the purchase or acquisition (including any expenses, such as brokerage or commission) the following conditions are satisfied: (a) there is no ground on which the company could be found unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any Ordinary Share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such Ordinary Share will expire on cancellation (unless such Ordinary Share is held by us as a treasury share). The total number of issued shares will be diminished by the number of Ordinary Shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired Ordinary Shares as soon as reasonably practicable following settlement of any such purchase or acquisition. Where Ordinary Shares are purchased or acquired and held by us as treasury shares, we will cancel and issue new certificates in respect thereof.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our group (including our subsidiaries) will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of Ordinary Shares that may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the Ordinary Shares are purchased or acquired out of our profits and/or capital, the number of Ordinary Shares purchased or acquired, the price paid for the Ordinary Shares, and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

Under the Singapore Companies Act, we may purchase or acquire Ordinary Shares using profits and/or our capital so long as the Company is solvent.

Where the consideration (including any expenses) paid by us to purchase or acquire Ordinary Shares comes out of our profits, such consideration (including any expenses such as brokerage or commission) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration we pay to purchase or acquire Ordinary Shares comes out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our Ordinary Shares.

Rationale for the Share Purchase Mandate

We believe a renewal of the Share Purchase Mandate at the 2025 annual general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase Ordinary Shares if the directors believe such repurchases would be in the best interests of our shareholders. Our decision to repurchase our Ordinary Shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

As noted above, the approval of the Share Purchase Mandate does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued Ordinary Shares, a shareholder's proportionate interest in the Company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert with a director could become obliged to make a take-over offer for the Company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors and persons acting in concert with them) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer if, as a result of the Company purchasing or acquiring our issued Ordinary Shares, the voting rights of such shareholders would increase to 30% or more, or, if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders that are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

The Board recommends a vote "FOR" the resolution to approve the proposed renewal of the Share Purchase Mandate.

Information about our Executive Officers

The names, ages and positions of our executive officers as of June 24, 2025 are as follows:

Name	Age	Position
Revathi Advaithi	57	Chief Executive Officer
Kevin Krumm	51	Chief Financial Officer
Michael P. Hartung	57	President, Chief Commercial Officer
Scott Offer	60	Executive Vice President and General Counsel
Hooi Tan	48	Chief Operating Officer
Daniel J. Wendler	58	Chief Accounting Officer

Revathi Advaithi

Ms. Advaithi has served as our Chief Executive Officer since February 11, 2019. Prior to joining the Company, Ms. Advaithi was President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company, a position she had held since September 1, 2015. Prior to that, she served as President of Electrical Sector, Americas of Eaton from April 1, 2012 through August 31, 2015. She joined Eaton in 1995 and led the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai. Between 2002 and 2008, Ms. Advaithi worked at Honeywell, where she held several senior roles within the sourcing and supply chain functions of the aerospace sector before being named Vice President and General Manager of Honeywell's Field Solutions business in 2006. Ms. Advaithi returned to Eaton in 2008 as Vice President and General Manager of the Electrical Components Division. She has a bachelor's degree in mechanical engineering from the Birla Institute of Technology and Science in Pilani, India, and an MBA in international business from Thunderbird-Garvin School of International Business in Glendale, Arizona. Ms. Advaithi serves on the Board of Directors of Uber Technologies, Inc.

Kevin Krumm

Mr. Krumm has served as our Chief Financial Officer since January 6, 2025. Prior to joining the Company, he was Executive Vice President and Chief Financial Officer of APi Group Corporation, a global life safety services provider specializing in fire safety and security, a position he held since September 2021. Prior to that, since December 2019, Mr. Krumm served as Corporate Treasurer and Senior Vice President of Global Finance Shared Services for Ecolab Inc., a global manufacturer of water, hygiene and infection prevention solutions. During his 15-year tenure at Ecolab, he also held roles leading the Industrial segment finance team, regional finance teams in Europe, the Middle East and Africa, Asia and Latin America, and leading international integration efforts for a major acquisition. He began his career in public accounting working for consulting firms PwC, Arthur Andersen and Deloitte, with a heavy emphasis on M&A and corporate finance. Mr. Krumm holds a bachelor's degree in accounting from the University of Northern Iowa and an MBA from the University of Chicago Booth School of Business.

Michael P. Hartung

Mr. Hartung has served as our President, Chief Commercial Officer since July 26, 2024. Prior to holding his current position, he served as the Company's President, Agility Solutions since April 2020, and before that he held the positions of Senior Vice President of Lifestyle since July 2013 and Vice President of our Capital Equipment market segment from October 2007 to July 2013. Prior to joining Flex in 2007, Mr. Hartung held positions of increasing responsibility at Solectron Corporation, culminating his career there as Vice President of the Computing & Storage business unit where he was directly responsible for sales, marketing, and account management functions. He holds a bachelor's degree in economics from the University of California, Los Angeles and has attended a variety of executive education programs, most notably at Stanford University.

Scott Offer

Mr. Offer has served as our Executive Vice President and General Counsel since September 2016. Prior to joining Flex, he served as Senior Vice President and General Counsel at Lenovo from January 2016 until August 2016 and had served as Chief Counsel for the Lenovo Mobile Business Group since October 2014. Prior to that, Mr. Offer served as Senior Vice President and General Counsel, Motorola Mobility, a Google company, and prior to that, Senior Vice President and General Counsel, Motorola Mobility, Inc. Before joining Motorola in 2010, he worked for the law firm of Boodle Hatfield. He received his law degree from the London School of Economics and Political Science and is qualified as a lawyer in the United Kingdom and the United States.

Hooi Tan

Mr. Tan has served as our Chief Operating Officer since October 1, 2024. Prior to that, since April 2022, he served as the Company's President, Global Operations and Components. Mr. Tan has been with the Company for more than twenty years, serving as Senior Vice President, Global Operations from May 2016 until March 2022, managing more than 100 facilities across 30 countries. He previously led operations for the Company's Asia region, where he oversaw productivity and efficiency programs and P&L improvements in the region. Prior to Flex, Mr. Tan worked at Solectron, an electronics manufacturing company for OEMs, where he held a variety of leadership roles in operations, program management, business development and government affairs. Mr. Tan holds a Bachelor of Science degree in electrical engineering from Purdue University.

Daniel J. Wendler

Mr. Wendler has served as our Chief Accounting Officer since February 28, 2022. Previously, Mr. Wendler served as Chief Accounting Officer of Keter Group SA ("Keter"), a global manufacturer and distributor of consumer goods, since November 2021. Prior to Keter, Mr. Wendler worked at Carrier Global Corporation where he held various roles of increasing responsibility from February 2000 to March 2021. Most recently, Mr. Wendler served as the Vice President and Assistant Controller of Carrier from 2020 until 2021 and, prior to that, was the Vice President and Controller of Carrier from 2015 until 2020, while it was a segment of United Technologies Corporation. Previously, Mr. Wendler was an Audit Manager at Price Waterhouse LLP. Mr. Wendler is a certified public accountant in the State of New York and holds a bachelor's degree in accounting from the State University of New York, College of Oswego and a Master of Business Administration from the University of Rochester – Simon School.

Equity Compensation Plan Information

As of March 31, 2025, we maintained the Flex Ltd. 2017 Equity Incentive Plan (as amended and restated in 2023 and as subsequently amended) (the "2017 Equity Incentive Plan"). The following table provides information about equity awards outstanding under this plan as of March 31, 2025. The below does not reflect the effect of our fiscal year 2026 grants under the 2017 Equity Incentive Plan or the vesting of awards in fiscal year 2026.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Unit Awards (a)	Weighted-Average Exercise Price of Outstanding Options[1] (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	11,731,235	$ —	18,386,726[2]
Equity compensation plans not approved by shareholders	—	$ —	—
Total	**11,731,235[3]**	**$ —**	**18,386,726[2]**

(1) The weighted-average exercise price does not take into account Ordinary Shares issuable upon the vesting of outstanding restricted share unit and performance share unit awards, which have no exercise price.
(2) Consists of Ordinary Shares available for grant under the 2017 Equity Incentive Plan. The 2017 Equity Incentive Plan provides for grants of up to 24.4 million Ordinary Shares.
(3) Includes 11,731,235 Ordinary Shares issuable upon the vesting of restricted share unit and performance share unit awards. For awards subject to rTSR and adjusted EPS growth performance criteria, the amount reported reflects the number of shares to be issued if the target levels are achieved. An additional 2,563,603 shares would be issued if the maximum rTSR and adjusted EPS growth performance levels are achieved, which would reduce the number of Ordinary Shares available for grant reported in column (c).

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of June 1, 2025 except as otherwise indicated, regarding the beneficial ownership of our Ordinary Shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is c/o Flex Ltd., 12515-8 Research Blvd, Suite 300, Austin, TX 78759 U.S.A.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals and Forms 3, 4, and 5 filed with the SEC. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Ordinary Shares subject to options that are currently exercisable or are exercisable within 60 days of June 1, 2025 and Ordinary Shares subject to restricted share unit awards that vest within 60 days of June 1, 2025 are deemed to be outstanding and to be beneficially owned by the person holding such awards for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 372,706,771 Ordinary Shares outstanding on June 1, 2025 plus the number of Ordinary Shares that such person or group had the right to acquire on or within 60 days after June 1, 2025.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number of Shares**	**Percent**
5% Shareholders:		
PRIMECAP Management Company[(1)] 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105	45,139,254	12.11%
BlackRock, Inc.[(2)] 50 Hudson Yards, New York, NY 10001	27,698,181	7.43%
Janus Henderson Group plc[(3)] 201 Bishopsgate, EC2M 3AE, United Kingdom	26,312,378	7.06%
FMR LLC[(4)] 245 Summer Street, Boston, MA 02210	22,862,014	6.13%
Wellington Management Group LLP[(5)] 280 Congress Street, Boston, Massachusetts 02210	20,745,918	5.57%
Boston Partners[(6)] 1 Beacon Street, 30th Floor, Boston, MA 02108	18,667,723	5.01%

Name of Beneficial Owner	Shares Beneficially Owned Number of Shares	Percent
Named Executive Officers and Directors:		
Revathi Advaithi[7]	1,125,324	*
Michael P. Hartung[8]	148,766	*
Kevin Krumm	—	*
Scott Offer[8][9]	154,961	*
Hooi Tan[10]	149,559	*
John D. Harris II	42,789	*
Michael E. Hurlston	66,170	*
Erin L. McSweeney	15,410	*
Charles K. Stevens, III	48,824	*
Maryrose Sylvester	14,612	*
Lay Koon Tan	196,379	*
Patrick J. Ward[11]	26,379	*
William D. Watkins[12]	111,022	*
All executive officers and directors as a group (14 persons)[13]	2,131,149	0.57%

* Less than 1%.

(1) Based on information supplied by PRIMECAP Management Company in a Schedule 16G/A filed with the SEC on February 12, 2024. PRIMECAP Management Company has sole voting power over 43,045,051 shares and sole dispositive power over 45,139,254 shares.

(2) Based on information supplied by BlackRock Inc. in a Schedule 13G/A filed with the SEC on April 23, 2025. BlackRock Inc. has sole voting power over 26,904,556 shares and sole dispositive power over 27,698,181 shares.

(3) Based on information supplied by Janus Henderson Group plc in a Schedule 13G/A filed with the SEC on May 14, 2025. Janus Henderson Group plc has shared voting power over 26,312,378 shares and shared dispositive power over 26,312,378 shares.

(4) Based on information supplied by FMR LLC in a Schedule 13G/A filed with the SEC on May 12, 2025. FMR LLC has sole voting power over 22,638,239 shares and sole dispositive power over 22,862,014 shares.

(5) Based on information supplied by Wellington Management Group LLP in a Schedule 16G/A filed with the SEC on February 10, 2025. Wellington Management Group LLP has shared voting power over 17,254,823 shares and shared dispositive power over 20,745,918 shares.

(6) Based on information supplied by Boston Partners in a Schedule 13G/A filed with the SEC on May 12, 2025. Boston Partners has sole voting power over 15,422,347 shares and sole dispositive power over 18,667,723 shares.

(7) Includes 267,776 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2025.

(8) Includes 47,001 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2025.

(9) Includes 71,001 shares held indirectly by a family trust, in which Mr. Offer is a trustee.

(10) Includes 51,227 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2025.

(11) Includes 26,379 shares held indirectly by revocable trusts, in which Mr. Ward is a trustee.

(12) Includes 111,022 shares held indirectly by a family trust, in which Mr. Watkins is a trustee.

(13) Includes 422,646 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 1, 2025.

Certain Relationships and Related-Person Transactions

Review of Related-Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related-person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related-Person Transactions. The policy generally provides that the Nominating, Governance and Public Responsibility Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify all related-person transactions between us and any director, any nominee for director, any executive officer, any beneficial owner of more than 5% of our Ordinary Shares, or any immediate family member of any of the foregoing individuals. Any Board committee members who are involved in a transaction under review do not participate in the committee's deliberations or approval. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions or arrangements involving less than $25,000 for any individual related person;
- compensation arrangements with directors or executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation and People Committee; and
- indirect interests arising solely from a related person's service as a director or ownership, together with all other related persons, directly or indirectly, of less than a 10% beneficial ownership interest in a third party (other than a partnership) that has entered into or proposes to enter into a transaction with us.

We have various procedures to identify potential related-person transactions, and the Nominating, Governance and Public Responsibility Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related-Person Transactions is included in our Governance Guidelines, a copy of which is available along with a copy of the Company's Code of Business Conduct and Ethics on the Governance page of the Investor Relations section of our website at *www.flex.com*.

Transactions with Related Persons

The wife of Mr. Martinez, the former Interim CFO of the Company, Estela Velasco, was employed by the Company in fiscal year 2025 as Senior Director, Accounting and earned approximately $241,268 in total compensation during fiscal year 2025, including salary, bonus, and share awards, and participated in employee benefit plans and programs generally made available to employees of similar responsibility levels. The employment and compensation of the family member described above was reviewed and approved in accordance with the Statement of Policy with Respect to Related-Person Transactions described above.

Other than the foregoing and the compensation agreements and other arrangements described under the sections titled "*Executive Compensation*" and "*Fiscal Year 2025 Non-Employee Directors' Compensation*" in this proxy statement, during fiscal year 2025, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our Ordinary Shares or any immediate family member of any of the foregoing persons had or will have a direct or indirect material interest.

Shareholder Proposals for the 2026 Annual General Meeting

To be considered for inclusion in the proxy statement for our 2026 annual general meeting of shareholders we must receive shareholder proposals no later than February 24, 2026. Proposals that are not received in a timely manner will not be voted on at our 2026 annual general meeting of shareholders. Any shareholder proposals that are submitted on a timely basis may be included in our proxy statement for the 2026 annual general meeting so long as they satisfy conditions set forth in applicable rules and regulations promulgated by the SEC. All shareholder proposals should be mailed to 12515-8 Research Blvd, Suite 300, Austin, Texas 78759 U.S.A., Attention: EVP, General Counsel.

Shareholders intending to include a proposal on the agenda for the 2026 annual general meeting of shareholders must comply with the requirements of the Singapore Companies Act, as described in the following paragraph, the Company's Constitution (under which the deadline for proposing director nominees will be 45 days (exclusive of the date on which the notice is given) prior to the first anniversary of this year's proxy statement mailing date), as well as applicable rules and regulations promulgated by the SEC.

Under Section 183 of the Singapore Companies Act, only registered shareholders representing (i) at least 5% of the total voting rights of all registered shareholders having at the date of the requisition the right to vote at the meeting to which the requisition relates, or (ii) not fewer than 100 registered shareholders holding shares in the Company on which there has been paid up an average sum of at least S$500 (Singapore dollars) per shareholder may, at their expense (unless the Company resolves otherwise), requisition that we include and give notice of their proposal for the 2026 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act and the Company's Constitution, must be signed by all the parties making the requisition, and must be deposited at our registered office in Singapore, 2 Changi South Lane, Singapore 486123, at least six weeks before the date of the 2026 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week before the date of the 2026 annual general meeting in the case of any other requisition.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must follow the requirements set forth in Rule 14a-19 as promulgated under the Exchange Act, including providing notice that sets forth the information required by Rule 14a-19 no later than June 7, 2026.

Incorporation of Certain Documents by Reference

Flex incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2025:

- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations;"
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk;" and
- Item 8, "Financial Statements and Supplementary Data."

Singapore Statutory Financial Statements

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, which was filed with the SEC on May 21, 2025, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2025. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business. Except as otherwise stated herein, all monetary amounts in this proxy statement have been presented in U.S. dollars.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Singapore Companies Act, will be made available to our shareholders on our website at *https://investors.flex.com/financials/annual-reports/* prior to the date of the 2025 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the Company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Statement; and
- the Independent Auditors' Report of Deloitte & Touche LLP, our Singapore statutory auditors for the fiscal year ended March 31, 2025.

Other Matters

Electronic Delivery of our Shareholder Communications

We have elected to provide access to our proxy materials to our shareholders of record as of June 9, 2025 by notifying them of the availability of our proxy materials on the Internet. The Notice of Availability of Proxy Materials on the Internet (referred to as the Notice), which contains instructions to shareholders on how to access this proxy statement and our annual report and how to submit their proxies via the Internet, is first being made available and electronically distributed to our shareholders (including all of our registered shareholders) on or about June 24, 2025 and will be mailed to shareholders commencing on June 24, 2025. If you hold your shares through a broker, bank or other nominee, rather than directly in your own name, your intermediary will either forward to you printed copies of the proxy materials or will provide you with instructions on how you can access the proxy materials electronically. The Notice will include instructions on how a shareholder may request a printed copy of our proxy materials.

Information About the Meeting

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2025 annual general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth herein.

Costs of Solicitation

The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These individuals will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our Ordinary Shares forward copies of the proxies and other soliciting materials to persons for whom they hold Ordinary Shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained D.F. King & Co., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $11,500, plus reimbursement of reasonable expenses.

Registered Office

The mailing address of our registered office is 2 Changi South Lane, Singapore 486123.

Voting Rights and Solicitation of Proxies

The close of business on June 9, 2025 is the record date for shareholders entitled to notice of the 2025 annual general meeting. All of the Ordinary Shares issued and outstanding on August 6, 2025, the date of the annual general meeting, are entitled to be voted at the annual general meeting. Shareholders entitled to vote at the annual general meeting will, on a poll, have one vote for each Ordinary Share they hold on each matter to be voted upon. As of June 9, 2025, we had 373,703,336 Ordinary Shares issued and outstanding.

Proxies

Ordinary Shares represented by proxies in the forms made available in connection with this proxy statement that are properly executed and returned to us will be voted at the 2025 annual general meeting, as applicable, in accordance with the executing shareholder's instructions. If your Ordinary Shares are held through a broker, a bank, or other nominee, which is sometimes referred to as holding shares in "street name," you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or other nominee will send you a voting instruction form to use for this purpose.

Quorum and Required Vote

Representation at the 2025 annual general meeting of at least 33-1/3% of all of our issued and outstanding Ordinary Shares is required to constitute a quorum to transact business at the 2025 annual general meeting.

- Consistent with the Company's historical practice, the chair of the 2025 annual general meeting will demand a poll in order to enable the Ordinary Shares represented in person or by proxy to be counted for voting purposes.
- The affirmative vote by a simple majority of the votes cast is required at the 2025 annual general meeting to re-elect the directors nominated pursuant to Proposal 1(a) to 1(i), to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal 2, to approve the non-binding, advisory resolution regarding executive compensation contained in Proposal 3, to approve the ordinary resolution to allot and issue Ordinary Shares contained in Proposal 4, and to approve the ordinary resolution to renew the Share Purchase Mandate contained in Proposal 5.

Under the Singapore Companies Act and our Constitution, the shareholders may, by passing an ordinary resolution requiring the simple majority of affirmative votes of shareholders present and voting at an annual general meeting, remove an incumbent director and appoint another person as director to replace the removed director provided that such shareholders have satisfied the procedural requirements and deadlines set forth in the Singapore Companies Act and our Constitution.

Abstentions and Broker Non-Votes

Abstentions and "broker non-votes" are considered present and entitled to vote at the 2025 annual general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker, a bank or other nominee who holds shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee has not received directions from the beneficial owner and does not have discretionary power to vote on that particular proposal. If a broker, bank or other nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker, bank or other nominee has authority to vote your shares for or against Proposal 2 regarding the re-appointment of our independent auditors, even if the broker does not receive voting instructions from you. Your broker, bank or other nominee, however, does not have the discretion to vote your shares on any other proposals included in this proxy statement without receiving voting instructions from you. **It is very important that you instruct your broker, bank or other nominee how to vote on these proposals**. If you do not complete the voting instructions, your shares will not be considered in the election of directors or any other proposal included in this proxy statement other than Proposal 2 regarding the re-appointment of our independent auditors.

If you are a registered shareholder and you vote by proxy card without giving specific instructions, your shares represented by proxies will be voted at the 2025 annual general meeting as follows: "FOR" each of the Board nominees in Proposal 1(a) to 1(i) and "FOR" Proposals 2 through 5.

Our management does not know of any matters to be presented at the 2025 annual general meeting other than those set forth in this proxy statement and in the notices accompanying this proxy statement. If other matters should properly be put before the meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to change his or her voting instructions to the proxy by revoking his or her proxy at any time prior to voting at the 2025 annual general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

If you are a beneficial holder who holds your Ordinary Shares through a broker, a bank or other nominee and you wish to change or revoke your voting instructions, you will need to contact the broker, the bank or other nominee who holds your shares and follow their instructions. If you are a beneficial holder and not the shareholder of record, you may not vote your shares in person at the 2025 annual general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

As noted above, our management does not know of any matters to be presented at the 2025 annual general meeting other than those set forth herein and in the Notice accompanying this proxy statement. If any other matters are properly presented for a vote at the 2025 annual general meeting, the enclosed proxies confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy, as to those matters.

It is important that your shares be represented at the 2025 annual general meeting, regardless of the number of shares you hold. **We urge you to promptly execute and return the accompanying proxy card in the envelope that has been enclosed for your convenience, or to vote or give voting instructions in accordance with the proxy card or Notice.**

Registered shareholders who are present at the 2025 annual general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports for our beneficial shareholders. This means that only one copy of our proxy materials and our Annual Report on Form 10-K may have been sent to multiple shareholders in your household, unless your bank, broker or nominee received contrary instructions from one or more shareholders in your household. If you want to receive separate copies of our proxy materials or annual reports in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder. We will promptly deliver a separate copy of either document to you if you request one by writing or calling us at the contact information listed below.

We incorporate by reference information from Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2025, "Share-Based Compensation," included in our Annual Report on Form 10-K and the sections titled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk." **Upon request, we will furnish without charge by first class mail or other equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (and any exhibit thereto). You may request a copy of such information, at no cost, by writing or telephoning us at:**

Flex Ltd.
12515-8 Research Blvd, Suite 300
Austin, Texas 78759 U.S.A.
Telephone: (512) 425-7929

Web links throughout this proxy statement are provided for convenience only, and the content on the referenced websites does not constitute part of, and is not incorporated into, this proxy statement.

Annex A: Flex Ltd. Reconciliation of GAAP to Non-GAAP Financial Measures

To supplement Flex's unaudited selected financial data presented consistent with Generally Accepted Accounting Principles ("GAAP"), the Company discloses certain non-GAAP financial measures that exclude certain charges and gains, including non-GAAP operating income, non-GAAP net income and non-GAAP net income per diluted share. These supplemental measures exclude certain legal and other charges, restructuring charges, customer-related asset impairments (recoveries), stock-based compensation expense, intangible amortization, other discrete events as applicable and the related tax effects. These non-GAAP measures are not in accordance with or an alternative for GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Flex's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Flex's results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. We compensate for the limitations of non-GAAP financial measures by relying upon GAAP results to gain a complete picture of the Company's performance.

In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of the Company's operating performance on a period-to-period basis because such items are not, in our view, related to the Company's ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with forecasts and strategic plans, for calculating return on investment, and for benchmarking performance externally against competitors. In addition, management's incentive compensation is determined using certain non-GAAP measures. Also, when evaluating potential acquisitions, we exclude certain of the items described below from consideration of the target's performance and valuation. Since we find these measures to be useful, we believe that investors benefit from seeing results "through the eyes" of management in addition to seeing GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company's GAAP financials, provide useful information to investors by offering:

- the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results;
- the ability to better identify trends in the Company's underlying business and perform related trend analyses;
- a better understanding of how management plans and measures the Company's underlying business; and
- an easier way to compare the Company's operating results against analyst financial models and operating results of competitors that supplement their GAAP results with non-GAAP financial measures.

(In millions, except per share amounts)	Twelve-Month Periods Ended March 31, 2025		March 31, 2024		March 31, 2023	
GAAP gross profit from continuing operations	$ 2,159	8.4%	$ 1,865	7.1%	$ 1,976	6.9%
Stock-based compensation expense[1]	32		28		24	
Restructuring charges[2]	68		152		23	
Customer related asset impairment[3]	2		14		—	
Legal and other[4]	—		1		5	
Non-GAAP gross profit from continuing operations	$ 2,261	8.8%	$ 2,060	7.8%	$ 2,028	7.1%
GAAP operating income from continuing operations	$ 1,169	4.5%	$ 853	3.2%	$ 1,017	3.6%
Intangible amortization[5]	70		70		81	
Stock-based compensation expense[1]	125		113		101	
Restructuring charges[2]	84		172		27	
Customer related asset impairment[3]	2		14		—	
Legal and other[4]	9		45		6	
Non-GAAP operating income from continuing operations	$ 1,459	5.7%	$ 1,267	4.8%	$ 1,232	4.3%
GAAP provision for (benefit from) income taxes	$ 185		$ (206)		$ 124	
Intangible amortization benefit	15		11		12	
Tax benefit on release of U.S. valuation allowance[6]	—		461		—	
Tax expense on foreign subsidiaries indefinite reinvestment assertion change[6]	—		(135)		—	
Other tax related adjustment[6]	43		7		(1)	
Non-GAAP provision for income taxes from continuing operations	$ 243		$ 138		$ 135	
GAAP net income continuing operations	$ 838		$ 872		$ 683	
Intangible amortization[5]	70		70		81	
Stock-based compensation expense[1]	125		113		101	
Restructuring charges[2]	84		172		27	
Customer related asset impairment[3]	2		14		—	
Legal and other[4]	9		45		6	
Interest and other, net[7]	(15)		11		4	
Equity in earnings (losses) of unconsolidated affiliates[8]	—		(6)		(1)	
Adjustments for taxes[6]	(58)		(344)		(11)	
Non-GAAP net income continuing operations	$ 1,055		$ 947		$ 890	
Diluted earnings per share from continuing operations						
GAAP	$ 2.11		$ 1.98		$ 1.48	
Non-GAAP	$ 2.65		$ 2.15		$ 1.93	
Diluted shares used in computing per share amounts	398		441		462	
Net cash used in operating activities	$ 1,505		$ 1,326		$ 950	
Less: Net capital expenditures	(423)		(505)		(615)	
Adjusted Free Cash Flow	$ 1,082		$ 821		$ 335	
Growth percentage over prior year	32%		145%			

(In millions, except per share amounts)	Twelve-Month Periods Ended March 31, 2025	March 31, 2024	March 31, 2023	March 31, 2022
GAAP operating income from continuing operations	$ 1,169	$ 853	$ 1,017	$ 890
Growth (Decline) percentage over prior year	37.0%	(16.1%)	14.3%	
Non-GAAP operating income from continuing operations	$ 1,459	$ 1,267	$ 1,232	$ 1,070
Growth percentage over prior year	15.2%	2.8%	15.1%	
GAAP diluted earnings per share from continuing operations	$ 2.11	$ 1.98	$ 1.48	$ 1.81
Growth (Decline) percentage over prior year	6.6%	33.8%	(18.2%)	
Non-GAAP diluted earnings per share from continuing operations	$ 2.65	$ 2.15	$ 1.93	$ 1.75
Growth percentage over prior year	23.3%	11.4%	10.3%	
GAAP operating margins from continuing operations	4.5%	3.2%	3.6%	3.6%
Growth (Decline) percentage over prior year	1.3%	(0.4%)	—	
Non-GAAP operating margins from continuing operations	5.7%	4.8%	4.3%	4.3%
Growth percentage over prior year	0.9%	0.5%	—	
Revenue from continuing operations	$ 25,813	$ 26,415	$ 28,502	$ 24,633
Growth (Decline) percentage over prior year	(2.3%)	(7.3%)	15.7%	

(In millions)	Three-Month Periods Ended March 31, 2025	December 31, 2024
GAAP operating income from continuing operations	$ 305	$ 334
Intangible amortization(5)	21	17
Stock-based compensation expense(1)	32	33
Restructuring charges(2)	30	12
Customer related asset impairment (recoveries)(3)	4	(2)
Legal and other(4)	4	5
Non-GAAP operating income from continuing operations	$ 396	$ 399

For more details on GAAP to Non-GAAP adjustments for historical periods, please refer to the Investor Relations section of our website which includes press releases and summary financials of the respective periods.

(1) Stock-based compensation expense consists of non-cash charges for the estimated fair value of unvested restricted share unit awards granted to employees and assumed in business acquisitions. The Company believes that the exclusion of these charges provides for more accurate comparisons of its operating results to peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact stock-based compensation expense has on its operating results.

(2) Restructuring charges include severance charges at existing sites and corporate SG&A functions as well as asset impairment, and other charges related to the closures and consolidations of certain operating sites and targeted activities to restructure the business. These costs may vary in size based on the Company's initiatives, are not directly related to ongoing or core business results, and do not reflect expected future operating expenses. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company in its non-GAAP measures. During the three and twelve-month periods ended March 31, 2025, the Company recognized approximately $30 million and $84 million of restructuring charges, respectively, most of which related to employee severance. During the three and twelve-month periods ended March 31, 2024, the Company recognized approximately $75 million and $172 million of restructuring charges, respectively, most of which related to employee severance. During the three and twelve-month periods ended March 31, 2023, the Company recognized approximately $22 million and $27 million of restructuring charges, respectively, most of which related to employee severance.

(3) Customer related asset impairments (recoveries) may consist of non-cash impairments of property and equipment to estimated fair value for customers from whom we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. During the three and twelve-month periods ended March 31, 2025, the Company recognized approximately $4 million and $2 million of customer related asset impairments, respectively. During the three and twelve-month periods ended March 31, 2024, the Company recognized approximately $14 million of customer related asset impairments. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(4) Legal and other consist primarily of costs not directly related to core business results and may include matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and asset impairment. During the fourth quarter and for the fiscal years ended March 31, 2025, 2024, and 2023, the Company accrued for certain loss contingencies where losses were considered probable and estimable. During the fiscal year 2025, the Company accrued $5 million related to asset impairment and $4 million related to acquisition costs. During the fiscal year 2024, the Company accrued a $50 million loss contingency for a commercial dispute related to a construction matter with related production objectives. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(5) Intangible amortization consists primarily of non-cash charges that can be impacted by, among other things, the timing and magnitude of acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

(6) Adjustment for taxes relates to the tax effects of the various adjustments that we incorporate into non-GAAP measures in order to provide a more meaningful measure on non-GAAP net income and certain adjustments related to non-recurring settlements of tax contingencies or other non-recurring tax charges, when applicable. During the three and twelve-month periods ended March 31, 2025, the Company recorded $8 million and $58 million net benefits, respectively. During the three and twelve-month periods ended March 31, 2024, the Company recorded $319 million and $344 million net benefits, respectively, of which the majority relates to a $461 million benefit from a release of a valuation allowance previously applied to the Company's U.S. deferred tax assets, partially offset by an expense of $135 million reflecting a change in the Company's assertion to indefinitely reinvest its earnings in China. No such significant events occurred in fiscal year 2023.

(7) Interest and other, net consist of various other types of items that are not directly related to ongoing or core business results, such as the gain or losses related to certain divestitures, currency translation reserve write-offs upon liquidation of certain legal entities, debt extinguishment costs and impairment charges or gains associated with certain non-core investments. The Company excludes these items because they are not related to the Company's ongoing operating performance or do not affect core operations. Excluding these amounts provides investors with a basis to compare Company performance against the performance of other companies without this variability. During the fourth quarter of fiscal year 2025, the Company realized a $19 million bargain purchase gain from an acquisition where the fair value of identifiable assets was in excess of the purchase consideration.

(8) Equity in earnings (losses) of unconsolidated affiliates consists of various other types of items that are not directly related to ongoing or core business results, such as gains (losses) associated with certain non-core investments. The Company excludes these items because they are not related to the Company's ongoing operating performance or do not affect core operations. Excluding these amounts provides investors with a basis to compare Company performance against the performance of other companies without this variability. In fiscal year 2024, the Company recognized approximately $6 million equity in earnings from the value increases in certain non-core investment funds. No such event occurred in fiscal year 2025 or 2023.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-23354

FLEX LTD.

(Exact name of registrant as specified in its charter)

Singapore	**98-1773351**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12515-8 Research Blvd, Suite 300,	
Austin, Texas 78759	**78759**
(Address of principal executive offices)	(Zip Code)

(512) 425-7929
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, No Par Value	FLEX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐						

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of September 27, 2024, the aggregate market value of the Company's ordinary shares held by non-affiliates of the registrant was approximately $13.1 billion based upon the closing sale price as reported on the Nasdaq Global Select Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at May 15, 2025
Ordinary Shares, No Par Value	373,315,616

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2025 Annual General Meeting of Shareholders	Part III

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Unless otherwise specifically stated, references in this report to "Flex," the "Company," "we," "us," "our" and similar terms mean Flex Ltd. and its subsidiaries.

ITEM 1. *BUSINESS*

OVERVIEW

Flex is the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. The Company's full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, post-production and post-sale services, and proprietary products. Flex partners with customers across a diverse set of industries including data center, communications, enterprise, consumer, automotive, industrial, healthcare, industrial and power. As of March 31, 2025, Flex's two operating and reportable segments were as follows:

- Flex Agility Solutions ("FAS"), which is comprised of the following end markets:
  - *Communications, Enterprise and Cloud ("CEC")*, including data center, edge, and communications infrastructure
  - *Lifestyle*, including appliances, floorcare, smart living, Heating, Ventilation and Air-Conditioning ("HVAC"), and power tools
  - *Consumer Devices*, including mobile and high velocity consumer devices.
- Flex Reliability Solutions ("FRS"), which is comprised of the following end markets:
  - *Industrial*, including industrial devices, capital equipment, renewables, critical power, and embedded power.
  - *Automotive*, including compute platforms, power electronics, motion, and interface
  - *Health Solutions*, including medical devices, medical equipment, and drug delivery

In fiscal year 2025, Flex formally introduced the next phase in its strategic evolution, its EMS + Products + Services approach. This hybrid model is focused on strengthening the Company’s core manufacturing and supply chain capabilities while expanding its portfolio of proprietary products and value-added services to maximize value creation for customers. To advance this approach, the Company completed several strategic acquisitions in fiscal year 2025 that enhance its differentiated portfolio to address critical data center customer challenges around power, heat and scale. These included the acquisitions of JetCool Technologies Inc. ("JetCool") to expand direct-to-chip liquid cooling capabilities and Crown Technical Systems ("Crown") to increase critical power capabilities while adding opportunities in grid modernization.

On January 2, 2024, the Company completed its previously announced spin-off of its remaining interests in Nextracker Inc. ("Nextracker") to Flex shareholders on a pro-rata basis based on the number ordinary shares of Flex held by each

shareholder of Flex (the "Distribution") as of December 29, 2023, which was the record date of the Distribution, pursuant to the Agreement and Plan of Merger, dated as of February 7, 2023. The historical financial results and financial position of our former Nextracker business, which was previously reported as a separate operating and reportable segment, are presented as discontinued operations in the consolidated statements of operations. The historical statements of comprehensive income and cash flows and the balances related to stockholders' equity have not been revised to reflect the effect of the Nextracker spin-off. See note 7 "Discontinued Operations" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further information.

The FAS segment is optimized for speed to market, based on a highly flexible supply and manufacturing system. The FRS segment is optimized for longer product lifecycles requiring complex ramps with specialized production models and critical environments.

Our customers include many of the world's leading data center, consumer products, healthcare, automotive, consumer products and industrial companies. We are focused on establishing long-term relationships with our customers and have been successful in expanding relationships to incorporate additional product lines and services.

In fiscal year 2025, our ten largest customers accounted for approximately 44% of net sales. No customer accounted for greater than 10% of the Company's net sales in fiscal year 2025.

Flex believes that long-term technology transitions and supply chain challenges are increasing complexity across the value chain, fueling demand for outsourcing partners with specialized services. In the data center sector, the rise of AI is pushing hyperscalers toward integrated solutions and comprehensive support from fewer suppliers. With our EMS + Products + Services approach, Flex has positioned the Company as the only outsourcing partner offering fully integrated racks, vertical services, and a complete power products portfolio from the grid to the chip. Additionally, Flex is continuously building toward a vision of the future of manufacturing through strategic investments and implementations that drive increasing optimization and productivity for us and our customers.

Additionally, rising global uncertainty over the past few years including trade and tariff issues, increasing geopolitical unrest, and severe labor shortages are creating further complexity. The recent tariffs imposed by the current U.S. administration and retaliatory tariffs imposed by other countries are accelerating these trends. As a result, companies are rethinking their entire production strategies. We are seeing a global rebalancing in sourcing and production locations to maximize resiliency and decrease time to market. With sustainability as a continued area of focus, businesses are being held to a much higher standard for how and where their products are sourced and produced, and, increasingly, how they are serviced and disposed.

These complexities are making it harder for companies to manage their own supply chains, manufacturing operations and products. They are looking for trusted partners to help them navigate this complex environment. We believe that only a few outsourcing providers have the right capabilities and scale to meet these challenges effectively and profitably. Flex is one of these partners.

STRATEGY

Our EMS + Products + Services strategy is centered upon enhancing our core manufacturing and supply chain capabilities while broadening our portfolio of proprietary products and value-added services, maximizing value creation for our customers and shareholders. We are actively investing in areas that strengthen our competitive positioning, whether through advanced product lifecycle capabilities, cutting-edge manufacturing and product technologies, or innovative processes and business methods.

We are consistently advancing our expertise in factory automation, robotics, artificial intelligence, vertical integration, simulation, digital twins, and power, among other disruptive technologies, while reinforcing our positioning in the AI-centric data center ecosystem. We select ethical partners and integrate the supply chain so that our customers can operate efficiently and responsibly. We are committed to investing in our employees and communities.

Customer Focus. We believe that building strong partnerships with our customers and delivering on our commitments strengthens trust and customer retention. We focus on delivering distinctive products and services in a cost-effective manner with fast time to market. We are highly collaborative and leverage our global system and processes to operate with speed and responsiveness to provide customers reliable and responsible solutions throughout the product lifecycle.

Markets. We focus on companies that are leaders in their industry and value our superior capabilities in design and engineering, supply chain, manufacturing, post-production and post-sale services. We focus on high-growth industries and markets where we have distinctive competence and a compelling value proposition. In addition to our end-to-end services and power products for the data center, examples include investments in specific technologies and capabilities for automotive, healthcare, industrial, and consumer-related markets. Our market-focused approach to managing our business increases

customers' competitiveness by leveraging our deep vertical and cross-industry expertise, as well as global scale, regional presence, and agility to respond to changes in market dynamics.

Operations and People. We continue to invest in maintaining a leadership position in our world-class manufacturing services and capabilities including automation, simulation tools, digitizing our factories, and implementing leading edge advanced manufacturing methodologies. We leverage our broad set of capabilities globally to provide a competitive advantage by minimizing logistics costs, manufacturing costs, and cycle times while increasing flexibility, responsiveness, and supply chain resiliency. We also focus on hiring and retaining the world's best talent, with an emphasis on attracting the best engineering, functional and operational leaders as we develop the future leaders of the Company. Simultaneously we are committed to driving a purposeful workforce evolution that reskills and upskills employees to co-work with advanced technologies such as AI and robotics, resulting in data-driven decision making, improved work environments, and enhanced productivity.

SERVICE OFFERINGS

Flex provides design and engineering, supply chain, manufacturing, post-production and post-sale services through a network of approximately 100 locations in approximately 30 countries across four continents. Beyond our core advanced manufacturing and supply chain capabilities, we maximize value to our customers through proprietary products and value-added services. We have established global scale through an extensive network of manufacturing operations and services sites in the world's major products markets (Asia, the Americas, and Europe) to serve the supply chain needs of both multinational and regional companies.

We offer global economies of scale in advanced materials and technology sourcing, manufacturing and post-sale services, as well as market-focused expertise and capabilities in design and engineering. As a result of extensive experience in specific markets, we have developed a deep understanding of complex market dynamics, giving us the ability to anticipate trends that impact customers' businesses. Our expertise can help improve customers' market positioning by effectively adjusting product plans and roadmaps to efficiently and cost-effectively deliver high quality products that meet their geographic and time to market requirements.

Our end-to-end services include all processes necessary to design, build, deliver, and manage a wide range of products for customers. These services include:

Design and Engineering Services. Across all of the key industries and markets in which Flex does business, we offer industry-leading global design and engineering services, with extensive product design and engineering resources that provide design services, product development, systems integration services, and solutions to satisfy a wide array of customer requirements, including:

- System architecture;
- User interface and industrial design;
- Cross-industry technologies;
- Hardware design;
- Software integration; and
- Design for excellence.

Flex provides differentiated offerings to support major technology transitions such as compute and power, as well as specialized capabilities across the product lifecycle, such as mechanicals, plastics, and advanced printed circuit board assembly ("PCBA"). The Company's design and engineering services help customers de-risk technology adoption, develop products from concept to volume production and go to market in a rapid, cost effective and low risk manner.

Flex is exposed to different and, in some cases greater, potential liabilities from the various design and engineering services we provide than those we typically face in our core assembly and manufacturing services. See "Risk Factors—*The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business*."

Supply Chain Services. We offer one of the most trusted and resilient global supply chain services through a combination of digital supply chain capabilities, deep expertise, real time visibility and analytics, and collaborative supplier relationships to help customers navigate complex, global supply chains. Through our component services, we provide manufacturing,

customization, procurement, global logistics services and innovative supply chain solutions on a wide range of electronic components by utilizing the Flex global procurement and supply chain ecosystem to increase resiliency.

Manufacturing Services. Our manufacturing operations and systems assembly generate the majority of our revenues and include PCBA and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. We assemble electronic products with custom electronic enclosures on either a build-to-order or configure-to-order basis. As customers seek to provide greater functionality in physically smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our expertise in innovative miniaturization, packaging and interconnective technologies enable us to offer a variety of leading-edge manufacturing solutions. We support a wide range of product demand profiles, from low-volume, high-complexity programs, to high-volume production. Our manufacturing capabilities and systems assembly include enclosures, testing services, and materials procurement and inventory management.

Post-production Services. Through forward logistics and value-added fulfillment, including warehousing and vendor managed inventory, omni-channel fulfillment, kitting, configuration and postponement, Flex empowers customers to find the optimal route to market and deliver a seamless customer experience. Our customers are enabled to maximize operational resiliency thanks to the breadth of our global scale, strategic insights and extensive visibility. Our post-production services are tailored to customers from a wide range of industries that serve business-to-business and business-to-consumer markets.

Post-sale Services. We provide a suite of integrated reverse logistics and circular economy services that use globally consistent processes, which help increase our customers' brand loyalty by improving turnaround times and raising end-customer satisfaction levels while significantly reducing the carbon footprint for our customers. Our post-sale services include returns management, spare parts logistics, asset recovery, repair, refurbishment, warranty services, recycling and e-waste management. We service multiple product lines such as consumer and midrange products, printers, smart phones, audio devices, consumer medical devices, notebook personal computers, floorcare products, and highly complex infrastructure products.

Portfolio of Power and Cooling Products. We offer an industry-leading, differentiated product portfolio of power and cooling products that tackle all power and data center heat challenges across compute densities. Our embedded and critical power products help data center customers meet increasing power demands given the proliferation of Generative AI. Our embedded power capabilities span power shelves, battery back-up units, capacitive energy storage systems, and DC/DC converters, helping customers address board and rack power density requirements. At data center facilities, Anord Mardix, a Flex company, offers a broad array of critical power capabilities including building information modelling and prefabricated construction and turnkey installation of switchgear, busway, power distribution and modular power pods, along with monitoring solutions and services. Additionally, Crown, acquired by Flex in fiscal year 2025, provides fully integrated power distribution and protection systems, including modular solutions, medium voltage switchgear, control, and relay products for data centers, utilities, and power generation. For liquid cooling, JetCool, also acquired by Flex in fiscal year 2025, mitigates data center heat challenges with patented microconvective cooling technology, capable of cooling over 3,000W, as well as offering complete turn-key microconvective cooling systems that include fully-sealed cold plates, direct liquid-to-chip products, and a coolant distribution unit (CDU).

COMPETITION

The contract manufacturing services market is extremely competitive. Flex competes against numerous domestic and foreign manufacturing service providers, as well as current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures.

In recent years, we have seen an increased level of diversification by many companies in the technology, automotive and healthcare industries along with the convergence of many industries being transformed by technology advances. Digitization and increasingly complex products require highly customized solutions, in turn resulting in significant changes to the overall manufacturing and supply chain landscape.

We believe the principal competitive factors in the contract manufacturing services market are quality and range of services; design and technological capabilities; cost; location of sites; supply chain resiliency; sustainability; and responsiveness and flexibility. We believe we are extremely competitive with regard to all of these factors.

COMPETITIVE STRENGTHS

We continuously enhance our business through the development and expansion of our product and service offerings. Our EMS + Products + Services approach is designed to bolster our competitiveness through the expansion of our core manufacturing and supply chain capabilities alongside proprietary products and value-added services. We strive to maintain the efficiency and flexibility of the organization, with repeatable execution that adapts to macro-economic changes to provide clear value to customers, while increasing their competitiveness. We have a focused strategy on delivering value to customers

through a comprehensive suite of product lifecycle capabilities, global and regional footprint, and vertical and cross-industry expertise.

Global Scale and Regional Strength. We believe our global scale and regional capabilities are a significant competitive advantage, as customers increasingly require a broad range of product lifecycle services globally. Increasingly, customers are evaluating regional-based supply chains to enhance resiliency and to take advantage of time to market and specific customization required to win in those markets. Our global expertise, footprint and diverse supply chain network provide customers with the ability to quickly adjust to changing regional, trade and manufacturing dynamics, including as a result of recent changes in tariffs and retaliatory tariffs. Flex's physical infrastructure includes approximately 100 facilities in approximately 30 countries, staffed by approximately 148,000 employees, providing customers with truly global scale and strategic geographic distribution capabilities to meet their market needs. We have a very balanced global manufacturing footprint with 43% of net sales in North America, 17% in China, 21% in Europe, the Middle East and Africa ("EMEA"), and 19% in other areas in our fiscal year ended March 31, 2025 (with net sales attributable to the country in which the product is manufactured, or service is provided).

Long-Standing, Diverse Customer Relationships. We believe our long-term relationships with key customers are the result of our track record of meeting commitments and delivering value that increases customers' competitiveness. We serve a wide range of customers across six reporting units within the FAS and FRS segments. No customer accounts for more than 10% of our annual revenue and the ten largest accounted for 44% of our net sales in fiscal year 2025.

Cross-Industry Synergies. One of our competitive strengths is our ability to leverage technology from one industry and apply it to a different application within another industry. Examples include our expertise in power and compute technology. For example, we leverage our experience in the data center to support power and compute applications in automotive. These cross-industry synergies give our customers access to technology they would not otherwise have.

Industrial Parks; Cost-Efficient Manufacturing Services. We have developed self-contained industrial parks that co-locate manufacturing and logistics operations with our suppliers in various cost-efficient locations. We offer a range of manufacturing services and capabilities in close proximity to vertically integrate the manufacturing process and offer additional value to our customers. These sites enhance supply chain management efficiency, while providing multi-technology solution value for customers.

HUMAN CAPITAL MANAGEMENT

Culture underlies our stakeholder experience. Our values are intended to reflect and guide our behaviors and shape our culture. We endeavor for our values-driven culture to align us as we pursue our purpose, uphold our mission, live our values, advance toward our vision, and execute our strategy.

In support of cultivating a high-performing culture with our workforce, we continue to proliferate our Ways of Working, four specific behaviors that bring our values to life through actions, provide a framework for how we make decisions, and support ongoing progress on our Flex Forward strategy. The purpose of these behaviors is to enable us to put our culture into practice and provide an accountability system through training and development as well as performance management systems to ensure our desired behaviors become a part of our everyday working norms. Building on our vision, mission, values, and Ways of Working, we use this framework to assess, hire, train, and nurture our talent to develop the skills necessary for our ongoing success.

How we live our values defines our culture:

- We support each other as we strive to find a better way.
- We move fast with discipline and purpose.
- We do the right thing always.

We bring our values to life through four behaviors:

1. Respect and value others.
2. Collaborate and share openly.
3. Learn and adapt.
4. Honor commitments.

We believe that the performance of our Company is impacted by our human capital management, and as a result we consistently work to attract, select, develop, engage and retain strong talent.

Our purpose, vision, mission and value statements aim to cultivate a high-performing culture where employees are empowered and given opportunities to reach their full potential. We are committed to providing a positive and safe workplace for our employees. Further, we are committed to respecting the human rights of our employees and improving their quality of life. Our leaders guide our teams to execute our strategy by focusing on building and developing our people, defining and driving our strategy, and delivering results.

Employees. As of March 31, 2025, our global workforce totaled approximately 148,000 employees including our contractor workforce. In certain international locations, our employees are represented by labor unions and by work councils.

Region:	**Number of Employees**
Americas	59,786
Asia	59,754
Europe	28,439
Total	147,979

Well-being, Health, and Safety. Flex is committed to providing a safe and injury-free workplace. We provide programs and tools to improve physical, mental, financial, and social well-being. Our programs give access to a variety of innovative, flexible, and convenient health and wellness programs for our global employees, including on-site health centers in some of our major factories and providing 100% of employees access to emotional and mental health programs.

We promote a "zero-injury" culture through health and safety management systems, some of which are certified ISO 45001:2018, that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. Some of the specific goals for which we measure our performance include increasing employee development, social and environmental management system audits, human rights policy training completion, Responsible Business Alliance ("RBA") compliance for rest day requirements and decreasing safety incident rates.

Talent Attraction, Development, and Retention. Talent attraction, development, and retention are critical to our success and core to our mission as a company. To support the advancement of our employees, we provide training and development programs and opportunities encouraging advancement from within as well as continue to fill our team with strong and experienced external talent. We leverage both formal and informal programs, including in-person, virtual, social and self-directed learning, mentoring, coaching, and external development to identify, foster, and retain top talent. Employees have access to courses through our learning and development platform, Flex Learn. In 2024, our employees completed more than five million hours of training programs.

We are also focused on completing talent and performance reviews. Our in-depth talent reviews serve to identify high potential talent to advance in roles with greater responsibility, assess learning and development needs, and establish and refresh succession plans for critical leadership roles across the enterprise. Our Ways of Working are integrated into our talent assessment and performance assessment processes. Our performance assessment process promotes transparent communication of team member performance, which we believe is a key factor in our success. The performance and the talent reviews enable ongoing assessments, reviews, and mentoring to identify career development and learning opportunities for our employees.

Employee Engagement. To attract and retain the best talent, we strive to establish a culture where our team members can freely contribute their differentiated perspectives, ideas, and experiences, and have opportunities to grow professionally and develop to their highest potential. As a part of our efforts to improve employee experiences at Flex, we conduct the annual enterprise-wide employee engagement Flex Voice survey. Our leadership uses the results of the survey to continue developing our strengths and identify and take action on opportunities for improvement. In fiscal year 2025, 92% of employees completed the Flex Voice survey and the results reflected continued engagement.

Compensation and Benefits. Our total rewards are designed to attract, motivate and retain employees. Our compensation philosophy is driven by the desire to attract and retain top talent, while ensuring that compensation aligns with our corporate financial objectives and the long-term interests of our shareholders. Our pay structures offer competitive salaries, bonuses, and equity awards in the countries where we operate.

In each of the countries where we have operations, our comprehensive benefit plans offer a locally competitive mix of some or all of the following: medical, dental and vision insurance, short and long-term disability, flexible spending accounts, various types of voluntary coverage, and other benefit programs. We routinely benchmark our salaries and benefits against market peers to ensure our total rewards package remains competitive.

Board Oversight of Human Capital Management. The Compensation and People Committee of our Board of Directors is responsible for assisting the Board in oversight of our human capital management, including among other aspects, receiving

periodic updates regarding, and overseeing any significant change to our human capital management strategy including, corporate culture, compensation policies and practices, and talent attraction training, development and retention programs.

SUSTAINABILITY

At Flex, our sustainability journey began in 2002 with the creation of the Flex Foundation. For more than 20 years, sustainability has been integrated into the fabric of our company, a key area of differentiation for Flex. We've continued to progress against our 2030 sustainability strategy and commitments, our most ambitious to date. Our sustainability framework is centered on the world, our people and our approach to ethical business practices. Through our 2030 goals, we are committed to reducing our environmental impact, investing in our communities, advancing a safe, and respectful work environment for all, partnering with our customers and suppliers to help mitigate value chain emissions, and driving ethical practices with strong transparency. In 2022, we announced our commitment to reach net zero greenhouse gas (GHG) emissions by 2040, strengthening our climate action efforts.

Our strategy and global efforts, through our sustainability programs and multi-year objectives, are aligned with the principles set forth in the 2030 Sustainable Development Goals ("SDGs"). Several goals of note include cutting operational emissions in half, collaborating with customers and suppliers to reduce value chain emissions, providing access to mental health and well-being services to all employees, and maintaining top quartile performance for governance and transparency. Our framework is based upon the principles, policies and standards prescribed by the RBA, a worldwide association of electronics companies committed to promoting an industry code of conduct to improve working and environmental, health and safety conditions, as well as other relevant international standards (e.g., ISO 14001, United Nations Guiding Principles on Business and Human Rights).

During calendar year 2024, we received several awards and accolades for our sustainability program and efforts including being named a World's Best Company by Times and Statista for leading with innovation and sustainability. In addition, we received recognition from our network of stakeholders, earning an HP HOPE Supplier Pledge Award and an Ericsson Supplier Sustainability Award. Moreover, we were recently named one of the World's Most Ethical Companies by the Ethisphere Institute for a third consecutive year.

Through the Flex Foundation, we work with nonprofits, community leaders and governments to advance global calls to action spanning targeted UN SDGs: #3 good health and well-being, #8 decent work and economic growth, #12 responsible consumption and production, and #13 climate action. The Flex Foundation helps support environmental and social causes in the communities we serve as well as provides disaster relief through grants, corporate and employee donations, and volunteerism. In calendar year 2024, the Flex Foundation partnered with several organizations, including American Red Cross, Planet Water Foundation, and Give2Asia, among others.

Flex is committed to transparency in sustainability reporting. Since 2013, the Company has adhered to the Global Reporting Initiative framework and has published an annual sustainability report. The Company also aligned its sustainability report to the Sustainability Accounting Standards Board framework. In addition, the Company produced its first Task Force on Climate-related Financial Disclosures (TCFD) report in 2022.

More detailed information can be found in the Flex annual sustainability report located at https://flex.com/company/our-sustainability. The information in the sustainability report and on our sustainability webpage is not a part of this Annual Report on Form 10-K and is not incorporated by reference.

ENVIRONMENTAL RISKS AND CLIMATE CHANGE

We are subject to a variety of extensive and changing federal, state, local and international environmental, health and safety, product safety and stewardship, and producer responsibility laws and regulations, including those concerning, among other things, the health and safety of our employees, the generation, use, storage, transportation, discharge and disposal of certain materials (including chemicals and hazardous materials) used in or derived from our operations, the investigation and remediation of contaminated sites, and climate change and other sustainability-related matters. We have implemented processes and procedures aimed to ensure that our operations comply with all applicable laws and regulations.

We do not believe that costs of compliance with these laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities associated with our ongoing operations, historical disposal activities, and closed sites in order to establish appropriate accruals in our financial statements. We determine the amount of our accruals for environmental matters by analyzing and estimating the probability of occurrence and the reasonable possibility of incurring costs in light of information currently available.

Compliance with laws and regulations, requires continuing management efforts by the Company. The imposition of more stringent standards or requirements under these laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. Additionally, we could be required to alter our operations in order to comply with any new standards or requirements under these laws or regulations. There can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no issue is currently known.

Our business requires close collaboration with our customers and suppliers to mitigate risks of non-compliance with these laws and regulations. We have developed rigorous compliance programs designed to meet the needs and specifications of our customers as well as applicable regulations. These programs vary from collecting compliance or material data from our Flex controlled or managed suppliers to full laboratory testing. We include compliance requirements in our standard supplier contracts. Non-compliance could result in significant costs and/or penalties.

Restrictions on Hazardous Substances ("RoHS") 2011/65/EU and other similar legislation ban or restrict the use of lead, mercury and certain other specified substances in electronics products and Waste Electrical and Electronic Equipment ("WEEE") 2012/19/EU directives requires European Union ("EU") importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. In the case of WEEE, although the compliance responsibility rests primarily with the EU importers and/or producers rather than with electronic manufacturing services ("EMS") companies, original equipment manufacturers ("OEM") may turn to EMS companies for assistance in meeting their WEEE obligations. Flex continues to monitor developments related to product environmental compliance and is working with our customers and other technical organizations to anticipate and minimize impacts to our operations.

Refer to the discussion in "Risk Factors" for further details of the legal and regulatory initiatives related to environmental matters including climate change that could adversely affect our business, results of operations and financial condition.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents relating to a variety of technologies. For certain of our proprietary processes, inventions, and works of authorship, we rely on trade secret or copyright protection. We also maintain trademark rights (including registrations) for our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world. We have implemented appropriate policies and procedures (including both technological means and training programs for our employees) to identify and protect our intellectual property, as well as that of our customers and suppliers. As of March 31, 2025, and 2024, the carrying value of our intellectual property was not material.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, from time to time third parties assert patent infringement claims against us or our customers. In addition, we provide design and engineering services to our customers and also design and make our own products. As a consequence of these activities, our customers sometimes require us to take responsibility for intellectual property to a greater extent than in our manufacturing and assembly businesses. If and when third parties make assertions regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights might not be available to us on commercially acceptable terms, if at all, and any such litigation might not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design and engineering services. See "Risk Factors - *The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business.*"

ADDITIONAL INFORMATION

Our Internet address is https://www.flex.com. We make available, free of charge, through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Information contained on or connected to our website is not incorporated by reference into, and does not form a part of, this Annual Report on Form 10-K or any of our other filings with the SEC.

We were incorporated in the Republic of Singapore in May 1990. Our registered office is located at 2 Changi South Lane, Singapore 486123.

ITEM 1A. *RISK FACTORS*

Our business, financial condition, results of operations and prospects are subject to various risks and uncertainties, including those described below. You should carefully consider the following risks and all of the other information contained in this report, including our consolidated financial statements and related notes, before investing in any of our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline. We may amend, supplement or add to the risk factors described below from time to time in future reports filed with the SEC.

Summary of Risk Factors

The following is a summary of the principal risks and uncertainties that could materially adversely affect our business, financial condition, results of operations and prospects. You should read this summary together with the more detailed description of each risk factor contained below.

- Global economic conditions, including inflationary pressures, currency volatility, stagflation, slower economic growth or recession, high or rising interest rates, trade conflicts, tariffs, geopolitical uncertainty and instability in financial markets have in the past adversely affected, and may in the future adversely affect, our business, results of operations, financial condition, and access to capital markets.

- The recently announced U.S. tariffs, together with other countries' potential retaliatory tariffs and import/export restrictions, may materially increase our product input costs and negatively affect global economic conditions contracting customer demand. To the extent we are unsuccessful in passing tariff costs to some customers, our results of operations and cash flows would be negatively impacted.

- We depend on industries that continually produce technologically advanced products with short product lifecycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

- Our customers have in the past and may in the future cancel their orders, change production quantities or locations, or delay production, any of which could harm our business; the short-term nature of our customers' commitments and rapid changes in demand have in the past caused, and may in the future cause, supply chain and other issues which could adversely affect our operating results.

- A significant percentage of our sales comes from a small number of customers and a decline in sales to any of our largest customers has in the past adversely affected, and may in the future adversely affect, our business.

- Supply chain disruptions, logistical constraints, manufacturing interruptions or delays, or the failure to accurately forecast customer demand, have in the past affected, and may in the future affect, our ability to meet customer demand, lead to higher costs, or result in excess or obsolete inventory.

- Our business has in the past been, and may in the future be, adversely affected by delays and increased costs resulting from issues that our common carriers deal with in transporting our materials, our products, or both.

- Our industry is extremely competitive; if we are not able to continue to provide competitive products and services, we may lose business. In addition, our customers may decide to manufacture their products internally, which could harm our business.

- We conduct operations in a number of countries and are subject to the risks inherent in international operations.

- Our components business is dependent on our ability to quickly launch world-class component products, and our investment in the development of our component capabilities, together with start-up and integration costs, has in the past adversely affected, and may in the future adversely affect, our margins and profitability.

- Our margins and profitability have in the past been, and may in the future be, adversely affected due to substantial investments, start-up and production ramp costs in our design and engineering services.

- If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

- A breach of our IT or physical security systems, or violation of data privacy laws, may cause us to incur significant legal and financial exposure and adversely affect our operations.

- We may encounter difficulties with acquisitions and divestitures, which could harm our business.

- We are subject to risks relating to our dependence on our executive officers and other key employees and skilled personnel.
- We are subject to the risk of increased income taxes.
- We are subject to risks relating to litigation and regulatory investigations and proceedings, which may have a material adverse effect on our business.
- Exports and imports of certain of our products are subject to various export control, sanctions, and import regulations and may require authorization from regulatory agencies of the U.S. or other countries.
- Our strategic relationships with major customers create risks.
- There are risks associated with the separation of Nextracker, which could negatively impact our business, financial condition and results of operations.
- If the Nextracker spin-off fails to qualify for tax-free treatment, we, our subsidiaries and our former shareholders could incur significant tax liabilities.
- Our operating results may fluctuate significantly due to seasonal demand.
- Union disputes or other labor disruptions could adversely affect our operations and financial results.
- Unforeseen or catastrophic events could have a material adverse effect on our operations and financial results.
- The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business.
- If our compliance policies are breached, we may incur significant legal and financial exposure.
- If our products or components contain defects, demand for our services may decline, our reputation may be damaged, and we may be exposed to product liability and product warranty liability.
- We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.
- Changes in our credit rating may make it more expensive for us to raise additional capital or to borrow additional funds. We are also exposed to interest rate fluctuations on our borrowings and investments.
- Challenges in managing working capital could significantly impact our cash flow, profit margins, and overall business performance.
- Our debt level may create limitations.
- Our exposure to financially troubled customers or suppliers has in the past adversely affected, and may in the future adversely affect, our financial results.
- Fluctuations in foreign currency exchange rates could increase our operating costs.
- Failure to comply with domestic or international employment and related laws could result in the payment of significant damages, which would reduce our net income.
- Failure to meet sustainability, including environmental, social and governance, expectations or standards, or to achieve our sustainability goals, may have an adverse impact on our business, impose additional costs on us, and expose us to additional risks.
- Climate change, and the legal and regulatory initiatives related to climate change, could adversely affect our business, results of operations and financial condition.

Business and Operational Risks

Our customers have in the past and may in the future cancel their orders, change production quantities or locations, or delay production, any of which could harm our business; the short-term nature of our customers' commitments and rapid

changes in demand have in the past caused, and may in the future cause, supply chain and other issues which could adversely affect our operating results.

Cancellations, reductions, or delays by a significant customer or by a group of customers have harmed, and may in the future harm, our results of operations by reducing the volumes of products we manufacture and deliver for those customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and/or our possession of excess or obsolete inventory that we may not be able to sell to customers or third parties which may result in an impairment loss for inventory, and by lowering our asset utilization and overhead absorption resulting in lower gross margins and earnings.

As a provider of design and manufacturing services and components for electronics, we must provide increasingly rapid product turnaround times for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials.

Many factors outside of our control impact our customers and their ordering behavior, including recession in end markets, changing technology and industry standards, commercial acceptance for products, product obsolescence, and loss of business. The short-term nature of our customers' commitments and the rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of our customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules and locations, making component procurement commitments, and allocating personnel and other resources based on our estimates of our customers' requirements. We cannot give assurance that present or future customers will not significantly change, reduce, cancel or delay their orders.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to reduce costs or achieve other objectives. These demands may stress our resources, cause supply chain management issues, and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. Many of our costs and operating expenses are relatively fixed, and thus customer order fluctuations, deferrals, and transfers of demand from one facility to another, as described above, have had a material adverse effect on our operating results in the past and we may experience such effects in the future.

A significant percentage of our sales come from a small number of customers and a decline in sales to any of our largest customers has in the past adversely affected, and may in the future adversely affect, our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for approximately 44%, 37% and 37% of net sales in fiscal years 2025, 2024 and 2023, respectively. No customer accounted for more than 10% of net sales in fiscal year 2025, 2024 or 2023. Our principal customers have varied from year to year. These customers have in the past experienced, and may in the future experience, dramatic declines in their market shares or competitive position, due to economic or other forces, that may cause them to reduce their purchases from us or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of our largest customers, or the loss of major customers, have in the past harmed, and could in the future materially harm, our business. If we are not able to replace expired, canceled or reduced contracts with new business in a timely manner, our revenues and profitability could be harmed. Additionally, mergers, acquisitions, consolidations or other significant transactions involving our largest customers generally entail risks to our business. If a significant transaction involving any of our largest customers results in the loss of or reduction in purchases by any of our largest customers, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Supply chain disruptions, logistical constraints, manufacturing interruptions or delays, or the failure to accurately forecast customer demand, have in the past affected, and may in the future affect, our ability to meet customer demand, lead to higher costs, or result in excess or obsolete inventory.

From time to time, we have experienced shortages of some of the components, including electronic components, that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers, such as shortages of raw materials. In the past there have been industry wide conditions, pandemics, natural disasters and global events that have caused material and component shortages. Most recently, we experienced shortages of semiconductor components which impacted our business, including curtailed production or delays in production, and delays in making scheduled shipments to customers. Inflationary pressures have increased in recent years and may continue to increase pricing of components. Our failure or inability to accurately forecast demand and volatility in the availability of materials, equipment, components, and services, including rising prices due to inflation or scarcity of availability, have in the past adversely impacted, and may in the future, adversely impact our business and results of operations.

Our inability to make scheduled shipments has in the past caused, and may in the future cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages have in the past and may in the future also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages have in the past affected, and may in the future adversely affect, our operating results. Our customers also may experience component shortages which may adversely affect customer demand for our products and services. Our end markets have in the past been, and may in the future be, impacted by logistical constraints and increased freight and logistics costs around the world.

In addition, if a component shortage is threatened or anticipated, we may purchase such components early to avoid a delay or interruption in our operations. Purchasing components early has in the past caused, and may in the future, cause us to incur additional inventory carrying costs and cause us to experience inventory obsolescence, both of which may not be recoverable from our customers and adversely affect our gross profit margins and results of operations.

Our supply chain has in the past been, and may in the future be, impacted by other events outside our control, including macro-economic events, tariffs and trade restrictions, political crises, social unrest, terrorism, and conflicts (including the Russian invasion of Ukraine, the Israel-Hamas war, the attacks on shipping vessels in the Red Sea and other geopolitical conflicts), public health emergencies, or natural or environmental occurrences in locations where we or our customers and suppliers have manufacturing, research, engineering and other operations.

Our business has in the past been, and may in the future be, adversely affected by delays and increased costs resulting from issues that our common carriers deal with in transporting our materials, our products, or both.

Given the complexity of our supply chain and our geographically dispersed operations, we depend on a variety of common carriers to transport our materials from our suppliers to us, and to transport our products from us to our customers. Problems suffered by any of these common carriers, whether due to geopolitical issues such as due to the Russian invasion of Ukraine and conflict in the Middle East, disruptions as a result of attacks on shipping vessels in the Red Sea, a natural disaster, labor problems, increased energy prices, criminal activity or some other issue, have in the past resulted, and may in the future result in shipping delays, increased costs, or other supply chain disruptions, and therefore have in the past had, and may in the future have, a material adverse effect on our operations. The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks.

Our components business is dependent on our ability to quickly launch world-class component products, and our investment in the development of our component capabilities, together with start-up and integration costs, has in the past adversely affected, and may in the future adversely affect, our margins and profitability.

Our components business, which includes our data center power systems business, is part of our strategy to improve our competitive position and to grow our future margins, profitability and shareholder returns by expanding our capabilities. The success of our components business is dependent on our ability to design and introduce world-class components that have performance characteristics which are suitable for a broad market and that offer significant price and/or performance advantages over competitive products.

To create these world class components offerings, we must continue to make substantial investments in the development of our components capabilities, in resources such as research and development, the development, acquisition or licensing of appropriate intellectual property, test and tooling equipment, facility expansions, and personnel requirements. We may not be able to achieve or maintain market acceptance for any of our components offerings in any of our current or target markets. The success of our components business will also depend upon the level of market acceptance of our customers' end products, which incorporate our components, and over which we have no control.

The addition of new customers in our components business has also introduced different demand cycles. For example, cloud-based service providers are cyclically different from our traditional customers, creating changes to our historical revenue patterns and increasing the complexity of the management of our working capital requirements.

Our margins and profitability have in the past been, and may in the future be, adversely affected due to substantial investments, start-up and production ramp costs in our design and engineering services.

As part of our strategy to enhance our end-to-end service offerings, we continue to expand our design and engineering capabilities. Providing these services can expose us to different or greater potential risks than those we face when providing our manufacturing services.

Although we enter into contracts with our design and engineering services customers, we often design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make

substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. In addition, we may make investments in designing products and not be able to design viable manufacturable products, in which cases we may not be able to recover our investments. Even if we are successful in designing manufacturable products and our customers accept our designs, if our customers do not then purchase anticipated levels of products, we may not realize any profits. Our design and engineering activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts sometimes allow the customer to delay or cancel deliveries and may not obligate the customer to any particular volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop, including in the automotive and health solutions industries, must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Our design and engineering services offerings require significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility building and expansion, and recruitment. We may not be able to achieve a high enough level of sales for this business to be profitable. The costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design and engineering services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments to grow these capabilities.

In addition, we often agree to certain product price limitations and cost reduction targets in connection with these services. Inflationary and other increases in the costs of the raw materials and labor required to produce the products have occurred and may recur from time to time. Also, the production ramps for these programs are typically significant and negatively impact our margin in early stages as the manufacturing volumes are lower and result in inefficiencies and unabsorbed manufacturing overhead costs. We may not be able to reduce costs, incorporate changes in costs into the selling prices of our products, or increase operating efficiencies as we ramp production of our products, which would adversely affect our margins and our results of operations.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

The expansion of our business, as well as business contractions and other changes in our customers' requirements, have in the past required, and may in the future require, that we adjust our business and cost structures by incurring restructuring charges. Restructuring activities involve reductions in our workforce at some locations and closure of certain facilities. All of these changes have in the past placed, and may in the future place, considerable strain on our financial and management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not properly manage or maintain adequate financial and management controls, including internal controls over financial reporting, reporting systems and procedures to manage our employees, our business could be harmed.

In recent years, including fiscal years 2025, 2024, and 2023, we initiated targeted restructuring activities focused on improving operational efficiencies by reducing excess workforce capacity, optimizing our portfolio, and optimizing our cost structure in lower growth areas. Restructuring charges are recorded based upon employee termination dates, site closure and consolidation plans generally in conjunction with an overall corporate initiative to drive cost reduction and realign the Company's global footprint.

We may be required to take additional charges in the future to align our operations and cost structures with global economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements. We may consolidate or divest certain manufacturing facilities or transfer certain of our operations to other geographies. If we are required to take additional restructuring charges in the future, our operating results, financial condition, and cash flows could be adversely impacted. Additionally, there are other potential risks associated with our restructurings that could adversely affect us, such as delays encountered with the finalization and implementation of the restructuring activities, work stoppages, and the failure to achieve targeted cost savings.

A breach of our IT or physical security systems, or violation of data privacy laws, may cause us to incur significant legal and financial exposure and adversely affect our operations.

We rely on our information systems, some of which are managed by third parties, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable information in each case relating to employees, customers, vendors, consumers, and other business partners), and to manage or support a variety of critical business processes and activities including manufacturing, design and engineering services, financial reporting, recordkeeping, compliance and internal controls, human and capital asset and inventory management, procurement, invoicing,

treasury activities, and electronic communications. Our ability to effectively manage our business depends on the security, reliability and adequacy of our information systems. We may be adversely affected if our information systems break down, fail, or are no longer supported. In addition, we continue to invest in and implement modifications and upgrades to our information systems, which may be complex and require significant management oversight, and subject us to inherent costs and associated risks including disruption of operations and loss of information.

We regularly face attempts by sophisticated and malicious actors to gain unauthorized access to our information systems, including those using techniques that change frequently or may be disguised or difficult to detect and remain dormant until a triggering event or that may continue undetected for an extended period of time. They may attempt to gain access to our networks, data centers or cloud resources - including those managed by third parties - or those of our customers, vendors or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems, operations or services or those of our customers, vendors or others. We believe such attempts are increasing in number and in technical sophistication, including through the use of adversarial artificial intelligence techniques, which, if we are subject to, could have material adverse effects. Due to increasing global tensions and conflicts, including involving China, the ongoing Russia/Ukraine conflict, and the conflict in the Middle East, we and the third parties upon which we rely may be vulnerable to a currently heightened risk of information technology breaches, computer malware, ransomware or other cyber attacks, including attacks that could materially disrupt our systems and operations, supply chain and ability to provide our products and services.

In some instances, we, our customers, vendors, or the users of our products and services might be unaware of an incident or its magnitude and effects. We have implemented and maintain security systems with the intent of protecting the physical security of our facilities and inventory and protecting our information systems including our customers' and vendors' information. We seek to prevent, detect, investigate, contain and mitigate security-related threats and unauthorized attempts and attacks against our information systems, networks, products, and services, and to prevent their recurrence where practicable through changes to our internal processes and tools. There can be no assurance, however, that our security measures will be sufficient to prevent a material breach or compromise in the future.

We are subject to, and at times have suffered from, breaches or attempted breaches of our security systems which have in the past and may in the future result in unauthorized access to our facilities and/or unauthorized acquisition, use or theft of the assets, inventory or information we are trying to protect. If unauthorized parties gain physical access to our facilities, operations, assets, inventory, or information or if they gain electronic access to our information systems or if such facilities, operations, assets, inventory or information are used in an unauthorized manner, misdirected, or lost or stolen during transmission or transport, any theft or misuse of such operations, assets, inventory or information could result in, among other things, unfavorable publicity, loss of competitive advantage, governmental inquiry and oversight, difficulty in marketing and selling our products and services, increased security and compliance costs, significant costs related to rebuilding internal systems, higher insurance premiums, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties including our customers and possible financial penalties, fines or obligations for damages related to the theft or misuse of such assets, inventory or information, any of which could have a material adverse effect on our profitability and cash flows. Further, third parties, such as cloud or hosted solution providers, could be a source of risk in the event of a failure of their own systems and infrastructure or could experience their own privacy or security event which could create risks similar to those described above. Moreover, we may be required to invest significant additional resources to comply with evolving cybersecurity regulations, including related to artificial intelligence, and to modify and enhance our information systems, information security and controls, and to investigate and remediate any security vulnerabilities.

We are subject to laws and regulations in the U.S. and in other countries relating to privacy and the collection, use, transfer, storage and security of personal data, including the European Union General Data Protection Regulation ("GDPR"), the UK GDPR, the EU ePrivacy Directive, Singapore's Personal Data Protection Act, China's Personal Information Protection Law ("PIPL"), India's Digital Personal Data Protection Act, and other privacy and data security laws throughout the Asia Pacific region and across the globe. In the U.S., many states including California, Colorado, Connecticut, Minnesota, New Hampshire, Tennessee, Texas, Utah and Virginia have enacted data privacy laws. The California Consumer Privacy Act ("CCPA") became effective January 1, 2020 and was further amended by the California Privacy Rights Act ("CPRA"), which became effective on January 1, 2023. The CCPA and CPRA, among other requirements, require covered companies to provide new rights and disclosures to California consumers, and allow such consumers abilities to opt-out of certain sales of personal information and other activities, and creates a new regulatory enforcement body. These and potential additional regulations and avenues for enforcement could result in, among other things, government inquiries, which could result in significant penalties. Additionally, new privacy and data protection laws and regulations are being considered, under development or are pending at the U.S. Federal and state level and many international jurisdictions.

These laws continue to develop and may have conflicting requirements or be inconsistent from jurisdiction to jurisdiction. This poses increasingly complex compliance challenges, which have resulted, and will continue to result in, increased compliance costs, and have required, and may in the future require, us to modify our data processing practices and policies and

to incur substantial costs and expenses in an effort to comply. Any actual or perceived failures to comply with these laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, whether by us, one of our third-party service providers or vendors or another third party, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position. The GDPR, the PIPL, U.S. state laws and other laws and self-regulatory codes may affect our ability to reach current and prospective customers, to understand how our solutions and services are being used, to respond to customer requests allowed under the laws, to transfer information among the Company and its international subsidiaries, and to implement our business strategy effectively. These laws and regulations could similarly affect our customers.

We may encounter difficulties with acquisitions and divestitures, which could harm our business.

We have completed numerous acquisitions of businesses, including the recent acquisitions of Crown, JetCool and Anord Mardix, and we may acquire additional businesses in the future. Any future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;
- potential loss of key employees and customers of the acquired companies;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- lack of experience operating in the geographic market or industry sector of the acquired business;
- cybersecurity and compliance related issues;
- initial dependence on unfamiliar supply chain or relatively small supply chain partners; and
- exposure to unanticipated liabilities of acquired companies.

In addition, divestitures involve significant risks, including without limitation, difficulty finding financially sufficient buyers or selling on acceptable terms in a timely manner, and the agreed-upon terms could be renegotiated due to changes in business or market conditions. Divestitures could adversely affect our profitability and, under certain circumstances, require us to record impairment charges or a loss as a result of the transaction. In addition, completing divestitures requires expenses and management attention and could leave us with certain continuing liabilities.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition or divestiture, and could adversely affect our business and operating results.

We depend on our executive officers and other key employees and skilled personnel.

Our success depends to a large extent upon our ability to hire and retain a workforce with the skills necessary for our business to develop and manufacture the products desired by our customers. We need highly skilled personnel in multiple areas including, among others, engineering, manufacturing, information technology, cybersecurity, supply chain, business development, and management including our executive officers and other key employees. Generally, our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers or other key employees. Future

leadership transitions and management changes may cause uncertainty in, or a disruption to, our business, and may increase the likelihood of senior management or other employee turnover. In addition, in connection with expanding our design and engineering services offerings, we must attract and retain experienced design engineers. Our failure to recruit and retain experienced design engineers could limit the growth of our design and engineering services offerings, which could adversely affect our business. There is substantial competition in our industry for skilled employees and we may incur higher labor, recruiting and/or training costs in order to attract and retain employees with the requisite skills. We may not be successful in hiring or retaining such employees which could adversely impact our business and results of operations. Additionally, hiring, training and retaining skilled employees may be adversely impacted by global economic uncertainty and changes to workforce trends. From time to time, we face challenges that may impact employee retention, such as workforce reductions and facility consolidations and closures, and some of our most experienced employees are retirement-eligible which may adversely impact retention. To the extent that we lose experienced personnel through retirement or otherwise, it is critical for us to develop other employees, hire new qualified employees and successfully manage the transfer of critical knowledge.

There are risks associated with the separation of Nextracker, which could negatively impact our business, financial condition and results of operations.

On January 2, 2024, we completed the separation of the Nextracker business. We may not achieve all of the benefits expected to result from the separation, or such benefits may be delayed, for a variety of reasons. If we fail to achieve all of the expected benefits , or if such benefits are delayed, our business, financial condition and results of operations could be materially and adversely affected. In addition, claims, suits, or legal proceedings may arise in connection with the separation of Nextracker and the agreements that were entered into in connection with or as part of the separation. If we receive an adverse judgment in any such matter, we could be required to pay damages or cease certain practices or activities. Regardless of the merits of the claims, suits or other legal proceedings may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any claims, suits or other legal proceedings could have a material adverse effect on our businesses, financial condition and results of operations.

In connection with the separation, Nextracker agreed to retain and indemnify us for certain liabilities and obligations. However, third parties could also seek to hold us responsible for any of the liabilities that Nextracker has agreed to retain, and there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Nextracker’s ability to satisfy its indemnification obligation will not be impaired in the future. In addition, Flex’s and/or Nextracker’s insurance coverage may not be available or sufficient to cover certain occurrences of indemnified liabilities, and in any event insurers may deny coverage for liabilities associated with certain occurrences of indemnified liabilities. Moreover, even if we ultimately succeed in recovering from Nextracker or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could have a material adverse effect on our businesses, financial condition and results of operations. Further, the Nextracker LLC operating agreement provides certain obligations of Nextracker and its affiliates with respect to specified tax distributions and other matters. We have an ongoing dispute with Nextracker regarding one such tax distribution obligation, and we have otherwise relied and will continue to rely on Nextracker to satisfy its performance and payment obligations in good faith under these agreements. If Nextracker is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we may incur losses or not realize expected benefits.

If the Nextracker spin-off fails to qualify for tax-free treatment, we, our subsidiaries and our former shareholders could incur significant tax liabilities.

Pursuant to the Merger Agreement by and among us, Nextracker, Yuma, Inc. ("Yuma") and Yuma Acquisition Corp. ("Merger Sub") dated as of February 7, 2023 (the "Merger Agreement"), on January 2, 2024, we effectuated a distribution of the remaining interests that we owned in Nextracker to all our shareholders through the following transactions (together, the "Transactions"): (i) a court-approved capital reduction carried out pursuant to Section 78G of the Singapore Companies Act (the "Capital Reduction"), (ii) a distribution of all the shares of the common stock, par value $0.001, of Yuma (the "Yuma Common Stock") by way of a distribution in specie to our shareholders (the "Distribution" and, together with any distribution in the series of internal distributions of the shares of Yuma Common Stock from Flextronics International USA, Inc. ("FIUI") to us through a chain of our wholly-owned subsidiaries, the "Distributions"), (iii) the merger of Yuma Merger Sub with and into Yuma, with Yuma surviving the merger as a wholly-owned subsidiary of Nextracker (the "Merger") and pursuant to which each share of Yuma Common Stock outstanding immediately prior to the Merger was automatically converted into the right to receive a number of shares of Class A common stock of Nextracker (the "Class A common stock") based on the Exchange Ratio (as defined in the Merger Agreement) (with cash payments to holders of shares of Yuma Common Stock in lieu of any fractional shares of Class A common stock in accordance with the terms of the Merger Agreement), and (iv) the merger of Yuma with and into a wholly-owned limited liability company subsidiary of Nextracker, with such limited liability company surviving the merger as a wholly-owned subsidiary of Nextracker, which was undertaken on January 2, 2024 shortly following the completion of the Merger (together with the Merger, the "Mergers").

We received a private letter ruling from the Internal Revenue Service (the "IRS") regarding certain matters germane to the Distributions qualifying as tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). In addition to the private letter ruling, we received an opinion from Deloitte Tax LLP to the effect that the Distributions will qualify as tax-free under Section 355 of the Code and the Mergers will qualify as a tax-free reorganization under Section 368(a) of the Code. The private letter ruling and opinion are based on certain facts and assumptions, and certain representations and undertakings, from us and Nextracker establishing that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. If any of the facts, representations, assumptions or undertakings with respect to the private letter ruling or the opinion is not correct or has been violated, we may not be able to rely on the private letter ruling or opinion. The opinion represents Deloitte Tax LLP's judgment and is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court will not sustain such a challenge. In addition, the opinion was based on then-current law, and cannot be relied on if such law changes with retroactive effect. If, notwithstanding the conclusions expressed in the private letter ruling and the opinion, the Distributions or the Mergers were determined to be taxable, we, our subsidiaries and our former shareholders could incur significant tax liabilities. For example, if one or more of the Distributions were determined to be taxable, we would generally recognize gain in an amount equal to the excess of the fair market value of the Yuma common stock distributed at the time of the Distributions over the tax basis in the shares distributed.

Our operating results may fluctuate significantly due to seasonal demand.

We experience some seasonal trends from our diverse end-market exposure. For example, two of our end markets, the lifestyle market and the consumer devices market, exhibit particular strength generally in the two quarters leading up to the end of the calendar year in connection with the holiday season. We have historically experienced stronger revenues in our second and third fiscal quarters as compared to our other fiscal quarters, with our fourth fiscal quarter being the weakest. Economic conditions or other factors, including the impact of seasonal trends, could lead to diminished orders which could harm our business.

Union disputes or other labor disruptions could adversely affect our operations and financial results.

Certain of our employees are represented by labor unions or works councils. The unionization of significant employee populations could result in increased labor costs or other terms that are less favorable to us, and increased risk of strikes and work stoppages. We may also be subject to general country strikes or work stoppages unrelated to our business. A work stoppage or other limitations on production at our facilities, or strikes or work stoppages experienced by our customers or suppliers, could have an adverse effect on our business, results of operations and financial condition.

Unforeseen or catastrophic events could have a material adverse effect on our operations and financial results.

Our operations or systems could be disrupted by natural disasters, terrorist activity, public health issues, cybersecurity incidents, interruptions of service from utilities,or transportation or telecommunications providers, political crises and geopolitical conflicts, physical attacks on our senior leadership and/or our office locations, or other unforeseen or catastrophic events. Climate change may exacerbate the frequency and intensity of natural disasters and adverse weather conditions. Such events could make it difficult or impossible to manufacture or deliver products to our customers, receive production materials from our suppliers, or perform critical functions, which could adversely affect our revenue and require significant recovery time and expenditures to resume operations. While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to our business, some of our systems are not fully redundant and we cannot be sure that our plans will fully protect us from all such disruptions.

We maintain a program of insurance coverage for a variety of property, casualty, and other risks. We place our insurance coverage with multiple carriers in numerous jurisdictions. However, one or more of our insurance providers may be unable or unwilling to pay a claim. The types and amounts of insurance we obtain vary depending on availability, cost, and decisions with respect to risk retention. The policies have deductibles and exclusions that result in us retaining a level of self-insurance. Losses not covered by insurance may be large, which could harm our results of operations and financial condition.

Industry Risks

We depend on industries that continually produce technologically advanced products with short product lifecycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenue from customers in a number of end markets and factors affecting any of these industries in general or our customers in particular, could adversely impact us. These factors include:

- rapid changes in technology, including as a result of artificial intelligence, evolving industry standards, and requirements for continuous improvement in products and services that result in short product lifecycles;

- demand for our customers' products may be seasonal;
- our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance;
- our customers' products may have supply chain issues; and
- our customers may experience dramatic market share shifts in demand which may cause them to lose market share or exit businesses.

Our industry is extremely competitive; if we are not able to continue to provide competitive products and services, we may lose business. In addition, our customers may decide to manufacture their products internally, which could harm our business.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus and Original Design Manufacturers ("ODMs") with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. In the past, some of our customers moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, decreases of our profits or loss of our market share. Our industry is extremely competitive, many of our competitors have achieved substantial market share, and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

Our strategic relationships with major customers create risks.

In the past, we have completed numerous strategic transactions with customers. Under these arrangements, we generally acquire inventory, equipment and other assets from the customers, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year manufacturing and supply agreements for the production of their products. We may pursue these customer divestiture transactions in the future. These arrangements entered into with divesting customers typically involve many risks, including the following:

- we may need to pay a purchase price to the divesting customers that exceeds the value we ultimately may realize from the future business of the customer;
- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including the incurrence of restructuring charges;
- we, rather than the divesting customer, bear the risk of excess capacity at the facility;
- we may not achieve anticipated cost reductions and efficiencies at the facility;
- we may be unable to meet the expectations of the customer as to volume, product quality, timeliness and cost reductions;
- our supply agreements with the customers generally do not require any minimum volumes of purchase by the customers, and the actual volume of purchases may be less than anticipated; and
- if demand for the customers’ products declines, the customer may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other customers.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

Financial Risks

We are subject to the risk of increased income taxes.

We are subject to taxes in numerous jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory rates and changes in tax laws or their interpretation including changes related to

tax holidays or tax incentives. The international tax environment continues to change as a result of both coordinated efforts by governments and unilateral measures designed by individual countries, both intended to tackle concerns over perceived international tax avoidance techniques, which could ultimately have an adverse effect on the taxation of international businesses.

The Organization for Economic Co-operation and Development ("OECD") and participating countries continue to work toward the enactment of a global minimum tax rate of 15%, among other provisions, as part of its Base Erosion and Profit Shifting Project. Many countries, including certain countries in which we currently operate, have enacted or are in the process of enacting laws based on the OECD’s proposals. These rules and other tax laws and related regulations that are revised, enacted and implemented, could increase tax complexity and uncertainty and adversely impact our effective tax rate and cash tax liability. The foregoing and other changes to tax laws could have broader implications, including impacts to the economy, currency markets, inflation or competitive dynamics, which are difficult to predict, and may positively or negatively impact the Company.

Our taxes could also increase if certain tax holidays or incentives are not renewed upon expiration, are retracted, which could occur if we are unable to satisfy the conditions on which such incentives are based, or if tax rates applicable to us in such jurisdictions are otherwise increased. Our continued ability to qualify for specific tax holiday extensions will depend on, among other things, our anticipated investment and expansion in these countries and the manner in which the local governments interpret the requirements for modifications, extensions or new incentives. Further, the global minimum tax is expected to reduce the benefits achieved from tax incentives.

In addition, the Company and its subsidiaries are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world. For example, one of the Company’s Brazilian subsidiaries has received assessments for certain sales and import taxes which the Company is opposing. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax provision, operating results, financial position and cash flows in the period or periods for which that determination is made.

Changes in our credit rating may make it more expensive for us to raise additional capital or to borrow additional funds. We are also exposed to interest rate fluctuations on our borrowings and investments.

Our credit is rated by credit rating agencies. Our 4.750% Notes due June 2025, our 3.750% Notes due 2026, our 6.000% Notes due 2028, our 4.875% Notes due 2029, our 4.875% Notes due 2030, and our 5.250% Notes due 2032 are currently rated BBB- by Standard and Poor's ("S&P") which is considered to be "investment grade" by S&P, rated Baa3 by Moody’s which is considered to be "investment grade" by Moody's, and rated BBB- by Fitch which is considered to be "investment grade" by Fitch. Any decline in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all, negatively impact the price of our ordinary shares, increase our interest payments under some of our existing debt agreements, and have other negative implications on our business, many of which are beyond our control. In addition, the interest rate payable on some of our credit facilities is subject to adjustment from time to time if our credit ratings change. Thus, any potential future negative change in our credit rating may increase the interest rate payable on these credit facilities.

In addition, we are exposed to interest rate risk under our variable rate, bilateral facilities, revolving credit facility and term loans that we may enter into from time to time for indebtedness we have incurred or may incur under such facilities to the extent they are used. The interest rates on our borrowings under our revolving credit facility may be based on either (i) the Term Secured Overnight Financing Rate ("Term SOFR") or (ii) the base rate (the greatest of the agent's prime rate, the federal funds rate plus 0.50%, and the Term SOFR plus 1.00%) plus an applicable margin, in each case depending on our credit rating, and other borrowings also may be based on Term SOFR. Refer to the discussion in note 9 to the consolidated financial statements, "Bank Borrowings and Long-Term Debt" for further details of our debt obligations. We are also exposed to interest rate risk on our invested cash balances and our factoring activities.

Challenges in managing working capital could significantly impact our cash flow, profit margins, and overall business performance.

Our operations are working capital intensive and our inventories, accounts receivable, and accounts payable are significant components of our net asset base. Our ability to manage our working capital as well as efficiently manage our receivables and payables is important to the successful operation of our business and resulting cash flow, including meeting our funding needs.

If we do not manage our working capital adequately, our business, operating results, and financial condition may be materially adversely affected. Numerous factors impact cash flow in a given financial period, which include:

- failing to adequately manage our materials purchasing and payment policies;
- fluctuations in the level of revenues from our operating activities;
- fluctuations in collections of receivables;
- timing and size of payables;
- timing and size of capital expenditures;
- the repayment schedules of our debt service obligations; and
- the ability to optimize our terms and conditions with suppliers.

Our debt level may create limitations.

As of March 31, 2025, our total debt was approximately $3.7 billion. This level of indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute our business strategy.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of companies, including technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares has been and may in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our ordinary shares to decline. Stock price fluctuations could impact the value of our equity compensation, which could affect our ability to recruit and retain employees.

Our exposure to financially troubled customers or suppliers has in the past adversely affected, and may in the future adversely affect, our financial results.

We provide manufacturing services to companies and industries that have in the past, and may in the future, experience financial difficulty. When our customers experience financial difficulty, we have difficulty recovering amounts owed to us by these customers, or demand for our products from these customers sometimes declines. When one or more of our customers becomes insolvent or otherwise is unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition are adversely affected. Such adverse effects have in the past included and could in the future include one or more of the following: an increase in our provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and an increase in our working capital requirements due to higher inventory levels and increases in days our accounts receivables are outstanding. Additionally, if our suppliers experience financial difficulty, we could have difficulty sourcing supplies necessary to fulfill production requirements and meet scheduled shipments.

We are subject to risks associated with investments.

We invest in private funds and companies for strategic reasons and may not realize a return on our investments. We make investments in private funds and companies to further our strategic objectives, support key business initiatives, and develop business relationships with related portfolio companies. Many of the instruments in which we invest are non-marketable at the time of our initial investment. If any of the funds or companies in which we invest fail, we could lose all or part of our investment. From time-to-time we have identified observable price changes, or impairments in investments, and we have written down investments' fair values and recognized a loss.

Our goodwill and identifiable intangible assets could become impaired, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. We also ascribe value to certain identifiable intangible assets, which consist primarily of customer relationships, developed technology and trade names, among others, as a result of acquisitions. We have in the past incurred and may in the future incur impairment charges on goodwill or identifiable intangible assets if we determine that the fair values of goodwill or identifiable intangible assets are less than their current carrying values. We evaluate, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge

to earnings would become necessary. If the financial performance of our businesses were to decline significantly, we could incur a material non-cash charge in our statement of operations for the impairment of goodwill and other intangible assets. Refer to note 2 to the consolidated financial statements and "Critical Accounting Policies and Estimates" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the impairment testing of goodwill and identifiable intangible assets.

A decline in general economic conditions or global equity valuations could impact the judgments and assumptions about the fair value of our businesses and we could be required to record impairment charges on our goodwill or other identifiable intangible assets in the future, which could impact our consolidated balance sheet, as well as our consolidated statement of operations. If we are required to recognize an impairment charge in the future, the charge would not impact our consolidated cash flows, liquidity, capital resources, and covenants under our existing credit facilities, asset securitization program, and other outstanding borrowings.

Changes in financial accounting standards or policies have affected, and in the future may affect, our reported financial condition or results of operations.

We prepare our financial statements in conformity with U.S. GAAP. These principles are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the American Institute of Certified Public Accountants ("AICPA"), the SEC and various bodies formed to interpret and create accounting policies. Changes to accounting rules or challenges to our interpretation or application of the rules by regulators may have a material adverse effect on our reported financial results or on the way we conduct business. Refer to "Recently Adopted Accounting Pronouncements" within note 2 of Item 8, Financial Statements and Supplementary Data.

International Risks

Global economic conditions, including inflationary pressures, currency volatility, stagflation, slower economic growth or recession, high or rising interest rates, trade conflicts, tariffs, geopolitical uncertainty and instability in financial markets have in the past adversely affected, and may in the future adversely affect, our business, results of operations, financial condition, and access to capital markets.

Our operations and the execution of our business plans and strategies are subject to the effects of global economic trends, geopolitical risks and demand or supply shocks from events that could include political crises and conflict (including the Russian invasion of Ukraine, the Israel-Hamas war, the attacks on shipping vessels in the Red Sea), war, a major terrorist attack, natural disasters or actual or threatened public health emergencies. They are also affected by local and regional economic environments, supply chain constraints and policies in the U.S. and other markets that we serve, including interest rates, monetary policy, inflation, stagflation, slower economic growth, recession, commodity prices, currency volatility, currency controls or other limitations on the ability to expatriate cash, sovereign debt levels and actual or anticipated defaults on sovereign debt. For example, the ongoing conflict between Russia and Ukraine and the related sanctions and other measures imposed by the European Union, the U.S. and other countries and organizations in response have led, and may continue to lead, to disruption and instability in global markets, supply chains and industries that could negatively impact our business, financial condition and results of operations. Additionally, changes in local economic conditions or outlooks, such as lower rates of investment or economic growth in China, Europe or other key markets, affect the demand for or profitability of our products and services outside the U.S., and the impact on the Company could be significant given the extent of our activities outside the United States. We also do business in many emerging market jurisdictions where economic, political and legal risks are heightened. These factors have in the past adversely affected, and may in the future adversely affect, our business.

Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward multinational companies and resulting tariffs, export controls or other trade barriers, or changes to tax or other laws and policies, have been and are expected to continue to be disruptive and potentially costly to our business, and these can interfere with our global operating model, supply chain, production costs, customer relationships, customer demand and competitive position. Such measures can be imposed suddenly and unpredictably. For example, the current U.S. administration has recently imposed new tariffs on goods from China and other countries. Further escalation of specific trade tensions, including as a result of the imposition of new tariffs (including retaliatory tariffs), tariff increases or other trade restrictions between the U.S. and its major trading partners, intensified decoupling between the U.S. (as well as other major economies) and China, or in global trade conflict more broadly could materially increase our product input costs, negatively affect global economic conditions contracting customer demand, or could be harmful to our business or that of our customers, and related decreases in confidence or investment activity in the global markets would adversely affect our business performance. As a contract manufacturer, we expect to recover the costs of tariffs by passing tariff costs to our customers which would increase net sales, decrease operating income margins, and negatively affect operating cash flow timing as we recover paid tariffs from our customers. To the extent we are unsuccessful in passing tariff costs to some customers, our results of operations and cash flows would be negatively impacted. The actual impact of new tariffs on our business is subject to a number of factors including the restrictions on trade,

the effective date and duration of such tariffs, countries included in the scope of tariffs, changes to amounts of tariffs, and potential retaliatory tariffs imposed by other countries.

Inflationary pressures, such as what the market continues to experience, could affect our profitability and cash flows, due to higher wages, higher operating costs, higher financing costs, and/or higher supplier prices. Inflation may also adversely affect foreign exchange rates. We may be unable to pass along such higher costs to our customers. In addition, inflation may adversely affect customers' financing costs, cash flows, and profitability, which could adversely impact their operations and our ability to collect receivables. High or rising interest rates could have a dampening effect on overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect customer demand for our manufacturing services and our customers' ability to repay obligations to us.

These conditions may result in reduced consumer and business confidence and spending in many countries, a tightening in the credit markets, a reduced level of liquidity in many financial markets, high volatility in credit, fixed income and equity markets, currency exchange rate fluctuations, and global economic uncertainty. In addition, longer term disruptions in the capital and credit markets could adversely affect our access to liquidity needed for our business. If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have an adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes. These conditions could also adversely impact our customers and suppliers, which in turn could adversely affect us.

We have facilities across the globe including in Israel and Ukraine. If these facilities were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, or terrorist acts, such an event could jeopardize our ability to develop, manufacture and deliver certain products and adversely affect our operations and results of operations. Our operations have been, and could continue to be, disrupted by the absence of employees called to active duty to perform military service. The Russia-Ukraine conflict, the Israel-Hamas war, the attacks on shipping vessels in the Red Sea, and other hostilities or armed conflicts, or the interruption or curtailment of trade or transport between the countries where our facilities are located and their respective trading partners, have in the past and could in the future adversely affect our operations and results of operations.

We conduct operations in a number of countries and are subject to the risks inherent in international operations.

The geographic distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across long distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries.

Facilities in several different locations may be involved at different stages of the production process of a single product, leading to additional logistical difficulties.

Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to risks of changes in economic, social and political conditions in those countries, including:

- fluctuations in the value of local currencies;
- labor unrest, including labor strikes, difficulties in staffing and geographic labor shortages;
- longer payment cycles;
- cultural differences;
- increases in duties, tariffs, and taxation levied on our products including anti-dumping and countervailing duties;
- trade restrictions including limitations on imports or exports of components or assembled products, unilaterally or bilaterally, as well as;
- trade sanctions and related regulatory enforcement actions and other proceedings;
- potential trade wars;
- scrutiny by the media and other third parties of labor practices within our industry which may result in allegations of violations, more stringent and burdensome labor laws and regulations and inconsistency in the enforcement and interpretation of such laws and regulations, higher labor costs, and/or loss of revenues;

- inflationary pressures, such as those the market has recently been experiencing, which may increase costs for materials, supplies, and services;
- imposition of restrictions on currency conversion or the transfer of funds;
- environmental protection laws and regulations, including those related to climate change;
- expropriation of private enterprises;
- ineffective legal protection of our intellectual property rights in certain countries;
- natural disasters;
- exposure to infectious disease, epidemics and pandemics on our business operations in geographic locations impacted by the outbreak and on the business operations of our customers and suppliers;
- inability of international customers and suppliers to obtain financing resulting from tightening of credit in international financial markets;
- global supply chain disruptions, including disruptions in international commerce as a result of attacks on shipping vessels in the Red Sea, which has in the past slowed, and may in the future slow the ability of our facilities to import necessary materials and export our products and adversely affect our business;
- political or social unrest; and
- a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

The attractiveness of our services to customers and our ability to conduct business with certain customers can be affected by changes in U.S. and other countries' policies, including regarding trade. We have significant operations located in China, which have been in the past, and could in the future be, adversely affected by evolving laws, regulations and policies, including with regard to import and export tariffs and restrictions, and information security and privacy, as well as changes in the political and geopolitical environment involving China. U.S.-China bilateral trade relations remain uncertain. The U.S.'s various trade actions, including imposing tariffs on certain goods imported from China or deemed to be of Chinese origin, as well as the potential for new tariffs, trade embargoes or sanctions by the U.S., and countermeasures imposed by China in response, have, in the past adversely affected, and could in the future, depending on their duration and implementation as well as our ability to mitigate their impact, adversely affect our business, including in the form of increased cost of goods sold, decreased margins, increased pricing for customers, and reduced sales. Moreover, we could be subject to reputational harm if any of our customers, former customers or vendors were subject to U.S. sanctions or if our customers, former customers or vendors did business with sanctioned countries. Furthermore, geopolitical changes in China-Taiwan relations could disrupt the operations of several companies in Taiwan that are critical to the global supply of semiconductors and other electronic components on which many of our customers depend.

In addition, some countries in which we operate, such as Brazil, Hungary, India, Malaysia, Mexico and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as the U.S., Brazil, China, India and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us.

We could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate. In addition, we may encounter labor disruptions, including labor strikes or claims, and rising labor costs, including the introduction or expansion of certain social programs, in particular within the lower-cost regions in which we operate due to, among other things, demographic changes and economic development in those regions. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. Inflation may impact the Company's profits and cash flows as well as adversely affect foreign exchange rates. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

Fluctuations in foreign currency exchange rates could increase our operating costs.

We have manufacturing operations and industrial parks that are located in various part of the world, including Asia, Eastern Europe, Mexico and Brazil. A portion of our purchases and our sale transactions are denominated in currencies other than the United States dollar. As a result, we are exposed to fluctuations in these currencies impacting our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country's political and economic policies. The primary impact of currency exchange fluctuations is on the cash, receivables, payables and expenses of our operating entities. As part of our currency hedging strategy, we use financial instruments such as forward exchange, swap contracts, and options to hedge our foreign currency exposure in order to reduce the short-term impact of foreign currency rate fluctuations on our operating results. If our hedging activities are not successful, if counterparties to these hedging activities default on their obligations to us, or if we change or reduce these hedging activities in the future, we may experience significant unexpected fluctuations in our operating results as a result of changes in exchange rates.

We are also exposed to risks related to the valuation of the Mexican and Chinese currencies relative to the U.S. dollar. The Mexican currency is the peso ("MXN") and the Chinese currency is the renminbi ("RMB"). A significant increase in the value of the MXN or RMB could adversely affect our financial results and cash flows by increasing both our manufacturing costs and the costs of our local supply base. Volatility in the functional and non-functional currencies of our entities and the United States dollar could seriously harm our business, operating results and financial condition.

Legal and Regulatory Risks

We are subject to risks relating to litigation and regulatory investigations and proceedings, which may have a material adverse effect on our business.

From time to time, we are involved in various claims, suits, investigations and legal or governmental proceedings. Legal claims or regulatory matters may arise in the future and could involve matters relating to commercial disputes, government regulations and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. If we receive an adverse judgment in any such matter, we could be required to pay substantial damages, which could be in excess of amounts accrued, if any, and cease certain practices or activities. Regardless of the merits of the claims, litigation and other proceedings may be time-consuming, result in significant expense and disrupt our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher expenses and a decrease in operating margin, which could have a material adverse effect on our business, financial condition, or results of operations. Any existing or future lawsuits or other proceedings could also divert the attention and resources of our management and other key employees, as well as harm our reputation, business, financial condition or results of operations.

Exports and imports of certain of our products are subject to various export control, sanctions, and import regulations and may require authorization from regulatory agencies of the U.S. or other countries.

Due to the global nature of our business, we are subject to a complex system of import- and export-related laws and regulations, including a range of regulations in the United States and other countries. Non-compliance with these laws and regulations by us, our customers, or our suppliers can result in a wide range of penalties including the denial of export privileges, fines, criminal penalties, and the seizure of inventories. Moreover, any changes in export control, sanctions, or import regulations may further restrict the export or import of our products or services. Our ability to obtain required licenses and authorizations on a timely basis, or at all, is subject to risks and uncertainties, including changing laws, regulations, or foreign policies and geopolitical factors. If we are not successful in obtaining or maintaining the necessary licenses or authorizations in a timely manner, our sales relating to those approvals may be prevented or delayed, and revenue and profit previously recognized may be reversed. Any restrictions on the export or import of our products could have a material adverse effect on our competitive position, results of operations, financial condition, or liquidity.

The success of certain of our activities depends on our ability to protect our intellectual property rights; claims of infringement or misuse of intellectual property and/or breach of license agreement provisions against our customers or us could harm our business.

We create and retain certain intellectual property rights to some of the technologies that we develop related to our engineering, design, and manufacturing services and our products. The measures we have taken to prevent unauthorized use of our technology may not be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Our engineering, design and manufacturing services and our products involve the creation and use of intellectual property rights, which subject us to the risk of claims of infringement or misuse of intellectual property from third parties and/or breach of our agreements with third parties, as well as claims arising from the allocation of intellectual property risk among us and our customers. From time to time, we enter into intellectual property licenses (e.g., patent and software licenses) with third parties

which obligate us to report covered behavior to the licensor and pay license fees to the licensor for certain activities or products, or that enable our use of third party technologies. We may also decline to enter into licenses for intellectual property that we do not think are useful for or used in our operations, or for which our customers or suppliers have licenses or have assumed responsibility.

Given the diverse and varied nature of our business and the location of our business around the world, certain activities we perform, such as providing assembly services in China and India, may fall outside the scope of those licenses or may not be subject to the applicable intellectual property rights. Our licensors may disagree and claim royalties are owed for such activities. In addition, the basis (e.g., base price) for any royalty amounts owed are audited by licensors and may be challenged. Our customers often require us to indemnify them against the risk of intellectual property-related claims and licensors may claim that activities we perform are covered by licenses to which we are a party.

If any claims of infringement or misuse of intellectual property from third parties and/or breach of our agreements with third parties, as well as claims arising from the allocation of intellectual property risk among us and our customers, are brought against us or our customers, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such a claim, we or our customers may be required to spend a significant amount of money to develop alternatives or obtain licenses or to resolve the issue through litigation. We or our customers may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, and any such litigation might not be resolved in our or our customers' favor, in which cases we may be required to curtail certain of our services and offerings. Additionally, litigation could be lengthy and costly, and could materially harm our financial condition regardless of outcome.

We also face certain heightened risks to our intellectual property rights due to our extensive operations in foreign jurisdictions, including the risk of theft or misuse of our intellectual property rights in certain foreign jurisdictions. The laws of certain countries in which we operate may not protect intellectual property rights to the same extent as the laws of the United States, and the mechanisms to enforce intellectual property rights may be inadequate to protect our rights, which could harm our business.

If our compliance policies are breached, we may incur significant legal and financial exposure.

We have implemented local and global compliance policies to ensure compliance with our legal obligations across our operations. A significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act or similar local laws of the countries in which we do business, including the UK Anti-Bribery Act, which prohibits covered companies from making payments to foreign government officials to assist in obtaining or retaining business. Our Code of Business Conduct and Ethics prohibits corrupt payments on a global basis and precludes us from offering or giving anything of value to a government official for the purpose of obtaining or retaining business, to win a business advantage or to improperly influence a decision regarding Flex. Nevertheless, there can be no assurance that all of our employees and agents will refrain from taking actions in violation of this and our related anti-corruption policies and procedures. Any such violation could result in significant fines, criminal sanctions against us or our employees, prohibitions on the conduct of our business, or have a material adverse effect on our reputation, business, results of operations and financial condition.

If our products or components contain defects, demand for our services may decline, our reputation may be damaged, and we may be exposed to product liability and product warranty liability.

Our customers’ products and the manufacturing processes and design and engineering services that we use to produce them are often highly complex. Some of the products we design and manufacture, including in the automotive and health solutions industries, must satisfy strict safety, quality and regulatory standards. Defects in the products we manufacture or design, whether caused by a design, engineering, manufacturing or component failure or error, or deficiencies in our manufacturing processes, have occurred from time to time and, have in the past resulted, and may in the future result in delayed shipments to customers, reduced or canceled customer orders, or product or component failures. If these defects or deficiencies are significant, our business reputation could be damaged.

The failure of the products that we manufacture or of our manufacturing processes or facilities may subject us to regulatory enforcement, fines or penalties and, in some cases, require us to shut down, temporarily halt operations or incur considerable expense to correct a manufacturing process or facility.

In addition, we are from time to time exposed to product liability or product warranty claims, which may include liability for personal injury or property damage, and liability to pay for the recall, repair or replacement of a product or component, in addition to significant spend to resolve the claims. Even if our customers are responsible for the defects or defective specifications, they may refuse, or may not have the resources, to satisfy claims for costs or liabilities arising from these defects. While such claims are typically insured, this could expose us to additional liability claims. Any of these actions could increase our expenses, including increased insurance premiums, reduce our revenue or damage our reputation.

In addition, product liability and product recall insurance coverages are expensive and may not be available for some or all of our services offerings on acceptable terms, in sufficient amounts, or at all. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, results of operations and financial condition.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

As a service provider engaged in the business of designing and manufacturing medical devices, we have compliance requirements in addition to those relating to other industries we serve within our business. We are required to register with the U.S. Food and Drug Administration ("FDA") and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR"), which requires manufacturers of medical devices to implement and adhere to design and process manufacturing controls, quality control, labeling, handling and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections and product field monitoring by the FDA. If any FDA inspection reveals noncompliance with QSR or other applicable FDA regulations, and we do not address the FDA's concerns to its satisfaction, the FDA may take action against us, including issuing a letter of inspection observations or a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured, refusing requests for clearance or approval of new products or withdrawing clearance or approval previously granted, issuing an import detention on products entering the U.S. from an offshore facility, or temporarily halting operations at or shutting down a manufacturing facility. If any of these actions were to occur, it would harm our reputation and cause our business to suffer.

Beyond the FDA in the U.S., our medical devices business is also subject to applicable state and other countries' regulatory requirements. In the EU, we are required to maintain certain standardized certifications and must undergo periodic inspections to obtain and maintain these certifications. Continued noncompliance with the EU regulations could stop the flow of products into the EU from us or from our customers. In China, the National Medical Products Administration controls and regulates the manufacture and commerce of healthcare products. We must comply with the regulatory laws applicable to medical device manufacturers, or our ability to manufacture products in China could be impacted. In Japan, the Pharmaceutical Affairs Laws regulate the manufacture and commerce of healthcare products. These regulations also require that subcontractors manufacturing products intended for sale in Japan register with authorities and submit to regulatory audits. Other countries where we operate, including elsewhere in Asia and in Latin America, have similar laws regarding the regulation of medical device manufacturing. In the event of any noncompliance with these requirements, interruption of our operations and/or ability to sell into these markets could occur, which in turn could cause our reputation and business to suffer.

Failure to comply with domestic or international employment and related laws could result in the payment of significant damages, which would reduce our net income.

We are subject to a variety of domestic and foreign employment laws, including those related to safety, wages and overtime, discrimination, whistleblowing, classification of employees and independent contractors, and severance payments. Enforcement activity relating to these laws, particularly outside of the United States, can increase as a result of increased media attention due to violations by other companies, changes in law, and political and other factors. Any violations of these laws could lead to the assessment of fines against us by federal, state or foreign regulatory authorities or damages payable to employees, which fines could be substantial and which would reduce our net income.

Failure to meet sustainability, including environmental, social and governance expectations or standards, or to achieve our sustainability goals, may have an adverse impact on our business, impose additional costs on us, and expose us to additional risks.

Many governments, regulators, investors, customers, employees, and other stakeholders remain focused on sustainability practices and matters, including climate change and greenhouse gas ("GHG") emissions, environmental stewardship, responsible sourcing, social responsibility, human capital management, labor practices and workplace conduct, the usage of artificial intelligence, data privacy and human rights, with some expressing opposition to certain of these practices and matters. This attention has resulted in a variety of required and voluntary reporting regimes that are not harmonized and continue to change, including the EU's Corporate Sustainability Reporting Directive ("CSRD") and the California Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, among other similar laws. A number of our customers have adopted, or may adopt, procurement policies that include sustainability provisions that their suppliers should comply with, or they may seek to include such provisions in their procurement terms and conditions. Moreover, a number of investors have adopted, or may adopt, sustainability policies with which they expect their portfolio companies to comply.

We have established and publicly announced our sustainability strategy and certain goals, commitments, and targets, which we may change or refine in the future. These statements reflect our current initiatives, plans and aspirations, and are not

guarantees that we will be able to achieve them. Evolving stakeholder expectations, and our ability to successfully execute these initiatives and accurately report our progress and accomplish our goals present numerous operational, financial, legal, regulatory, reputational and other risks and uncertainties, many of which are outside our control, and all of which could have a material adverse impact on our business. Standards for tracking and reporting sustainability matters continue to evolve and are subject to change, which could result in significant revisions to our current goals, reported progress in achieving such goals or our ability to achieve such goals in the future. Additionally, the implementation of and reporting on these initiatives impose additional costs on us and a diversion of resources. Our processes and controls may not comply with evolving standards for identifying, measuring and reporting sustainability metrics. If our sustainability initiatives fail to satisfy investors, current or potential customers, and our other stakeholders, our reputation, our ability to manufacture and sell products and services, our ability to attract or retain employees, and our attractiveness as an investment, business partner or acquirer could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives, adhere to our public statements, or satisfy various reporting laws, regulations or standards within the timelines we announce or otherwise as may be required, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation. In addition, in recent years "anti-ESG" and "anti-DEI" sentiment has gained momentum across the U.S., with several states, Congress and the Executive Branch having proposed or enacted "anti-ESG" and "anti-DEI" policies, legislation, executive orders or initiatives or issued related legal opinions, which could result in additional compliance obligations, private litigation, becoming the subject of investigations and enforcement actions, or reputational harm.

Climate change, and the legal and regulatory initiatives related to climate change, could adversely affect our business, results of operations and financial condition.

There continues to be concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other GHGs in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions, such as hurricanes, earthquakes, wildfires, water or other natural resource shortages, droughts, or flooding, could, among other things, pose physical risks to and could impair our production capabilities, disrupt our supply chain and infrastructure, and impact our customers and their demand for our products and services. The geographic locations of our manufacturing facilities could intensify the negative impacts resulting from any of these issues. As a result, the effects of climate change could have a long-term adverse impact on our business, results of operations and financial condition. In many of the countries in which we operate, governmental bodies continue to enact legislation and regulations in response to the potential impacts of climate change. For example, some have enacted or are contemplating legislation and regulations that may impact how we conduct and/or report on our business by requiring the disclosure and tracking of certain GHG emissions, such as EU's CSRD, EU Taxonomy, and the EU Corporate Sustainability Due Diligence Directive ("CSDDD") and California's Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act. These laws and regulations have, and will continue to have, the potential to impact our operations directly or indirectly as a result of required compliance by us and our suppliers. In addition, we have committed to reducing our GHG emissions as part of our long-term sustainability strategy and we may take additional voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditures and insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the scope of potential regulatory change in the countries in which we operate. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

Our failure to comply with environmental, health and safety, product stewardship and producer responsibility laws or regulations could adversely affect our business.

We are subject to extensive and changing federal, state, local and international environmental, health and safety laws and regulations, concerning, among other things, the health and safety of our employees, and the generation, use, storage, transportation, discharge and disposal of certain materials (including chemicals and hazardous substances) used in or derived from our manufacturing processes. We are also subject to laws and regulations governing the recyclability of products, the materials that may be included in products, and our obligations to dispose of these products after end users have finished with them. Such environmental legislation includes the EU Waste Electrical and Electronic Equipment Directive, China's regulation on Management Methods for Controlling Pollution Caused by Electronic Information Products and the EU carbon border adjustment mechanism, among others. Additionally, we may be exposed to liability to our customers relating to the materials that may be included in the components that we procure for our customers' products. Any violation or alleged violation by us of

these laws or regulations could result in our customers refusing to purchase our products and subject us to significant costs, fines or other penalties, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our operational, procurement and inventory management activities.

In addition, we are responsible for the cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Some environmental laws impose liability without fault, leading companies to be responsible for investigating, removing, or remediating possible hazardous substances released at properties it owns or operates, regardless of when such substances were released.

Our business could be impacted as a result of actions by activist shareholders or others.

We may be subject, from time to time, to legal and business challenges due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may affect our relationships with vendors, customers and other third parties.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

Risk Management and Strategy

Our cybersecurity risk management program is intended to protect the confidentiality, integrity, and availability of our critical information technology ("IT") systems and information. Our program is integrated into, and among the risks evaluated and considered by, our broader enterprise risk management program, which is designed to identify, assess, prioritize and mitigate risks across the organization to enhance our resilience and support the achievement of our strategic objectives. We designed and assess our cybersecurity risk management program based on multiple cybersecurity frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework, as well as information security standards issued by the International Organization for Standardization, including ISO 27001, which we use as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Our global information security management program is ISO 27001:2022 certified.

Our cybersecurity risk management program is led by our Chief Information Security Officer ("CISO"), who manages our security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our detection and response to cybersecurity incidents. Our program includes protocols for preventing, detecting and responding to cybersecurity incidents, and cross-functional coordination and governance of business continuity and disaster recovery plans. Components of our program include:

- risk assessments designed to help identify cybersecurity threats to our critical IT systems, information, and our broader enterprise IT environment;
- the periodic engagement of independent security firms and other third-party experts, where appropriate, to assess, test, and certify components of our cybersecurity program, and to otherwise assist with aspects of our cybersecurity processes and controls;
- annual cybersecurity awareness training for our employees;
- regular assessments of the design and operational effectiveness of the program’s key processes and controls by our internal audit team as well as external consultants; and
- a risk management process for third-party service providers and vendors that includes due diligence in the selection process and periodic monitoring regarding adherence to applicable cybersecurity standards.

We also have a cybersecurity incident response plan to assess and manage cybersecurity incidents, which includes escalation procedures based on the nature and severity of the incident including, where appropriate, escalation to the Audit Committee and the Board. We periodically (at least annually) perform tabletop exercises to test our incident response procedures, identify gaps and improvement opportunities and exercise team preparedness.

As part of our overall risk mitigation strategy, we maintain insurance coverage that is intended to address certain aspects of cybersecurity risks; however, such insurance may not be sufficient in type or amount to cover us against claims related to cybersecurity breaches, cyberattacks and other related breaches.

As of the date of this report, we do not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations or financial condition. Despite our security measures, however, there can be no assurance that we, or third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information on our cybersecurity related risks, see Item IA,, "Risk Factors - "*A breach of our IT or physical security systems, or violation of data privacy laws, may cause us to incur significant legal and financial exposure and adversely affect our operations."*

Governance

The Audit Committee of our Board of Directors has primary responsibility for overseeing our cybersecurity risks and other information technology risks, including our plans to mitigate cybersecurity risks and to respond to data breaches.

The Audit Committee receives regular reports (at least quarterly) from our CISO on cybersecurity matters. These reports include a range of topics, including our cybersecurity risk profile, the current cybersecurity and emerging threat landscape, the status of ongoing cybersecurity initiatives, incident reports, and the results of internal and external assessments of our information systems. The Audit Committee also annually reviews the adequacy and effectiveness of our information and technology security policies and the internal controls regarding information and technology security and cybersecurity, and periodically receives updates from our internal audit function on the results of our cybersecurity audits and related mitigation activities. The Chair of the Audit Committee reports to the full Board on these discussions as appropriate.

The full Board also receives briefings from our CISO on cybersecurity matters annually. In addition, Board members periodically receive presentations on cybersecurity matters from external experts as part of the Board's continuing education and overall risk oversight.

At the management level, our CISO leads our enterprise-wide cybersecurity program, and is responsible for assessing and managing our material risks from cybersecurity threats. In performing his role, our CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through the management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. Our CISO reports to our Interim Chief Information Officer who, in turn, reports to our Chief Operating Officer and member of our executive leadership team.

Our CISO is an experienced cybersecurity executive with more than 20 years of experience building and leading cybersecurity, risk management, and information technology teams. Our CISO holds industry-recognized cybersecurity certifications, including having held Certified Information Systems Security Professional (CISSP) certification.

ITEM 2. *PROPERTIES*

We own or lease facilities located primarily in the geographies listed below. Our facilities consist of a global network of industrial parks, regional manufacturing operations, and design, engineering and product introduction centers. The majority of the square footage is active manufacturing space used by the FRS and FAS operating segments, as both use these properties. Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

As of March 31, 2025, the square footage of our facilities by region is as follows:

	Approximate Square Footage (In millions)
Asia	19.2
Americas	18.0
Europe	11.3
Total (1)	48.5

(1) Consists of 22.7 million square feet in facilities that we own with the remaining 25.8 million square feet in leased facilities.

ITEM 3. *LEGAL PROCEEDINGS*

For a description of our material legal proceedings, see note 14 "Commitments and Contingencies" to the consolidated financial statements included under Item 8, which is incorporated herein by reference.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

MARKET AND SHAREHOLDER INFORMATION

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol "FLEX."

As of May 15, 2025, there were 2,736 holders of record of our ordinary shares. This does not include persons whose stock is in nominee or "street name" accounts through brokers.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares. We currently do not have plans to pay any cash dividends in fiscal year 2026.

CERTAIN TAXATION CONSIDERATIONS UNDER SINGAPORE LAW

Dividends. Singapore does not impose a withholding tax on dividends. All dividends on our ordinary shares are not taxable in Singapore to shareholders, provided that any dividends are paid to shareholders outside of Singapore for this purpose and such dividends are not received or deemed to be received in Singapore by shareholders and are not derived by shareholders pursuant to any trade or business carried on in Singapore. Certain tax exemptions are available for foreign-sourced dividends received by Singapore tax residents, subject to conditions. Since inception, we have not declared nor paid any cash dividends on our ordinary shares, and we currently do not have plans to pay any cash dividends.

Gains on Disposal. Under current Singapore tax law there is no tax on capital gains, and thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade or business profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard ("FRS") 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 ("SFRS(I) 9") (as the case may be) for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty. There is no stamp duty payable for holding shares, and no duty is payable on the issue of new shares. Singapore stamp duty is payable on a transfer of existing shares if there is an instrument of transfer executed in Singapore or if there is an instrument of transfer executed outside Singapore that is received in Singapore. In such situations, stamp duty is payable on the instrument of transfer of such shares at the rate of 0.2% of the consideration for, or market value of, such shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation. Singapore estate duty was abolished for deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding. There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica Inc., Jabil Inc., and Sanmina Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2020 and reflects the annual return through March 31, 2025, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Flex, the S&P 500 Index, and Peer Group


600
400
200
0
Index Value
2020
2021
2022
2023
2024
2025
Period Ending
Flex Ltd.
S&P 500 Index
Peer Group

	3/20	3/21	3/22	3/23	3/24	3/25
Flex Ltd.	100.00	218.63	221.49	274.75	453.19	524.00
S&P 500 Index	100.00	156.35	180.81	166.84	216.69	234.57
Peer Group	100.00	192.69	218.23	301.15	477.10	575.34

Issuer Purchases of Equity Securities

The following table provides information regarding purchases of our ordinary shares made by us for the period from January 1, 2025 through March 31, 2025.

Period (2)	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - February 1, 2025	1,681,545	$ 41.42	1,681,545	$ 1,264,759,150
February 2 - March 1, 2025	1,866,481	$ 40.80	1,866,481	$ 1,188,610,528
March 2 - March 31, 2025	4,415,833	$ 34.92	4,415,833	$ 1,034,403,120
Total	7,963,859		7,963,859	

(1) During the period from January 1, 2025 through March 31, 2025, all purchases were made pursuant to the program discussed below in open market transactions. All purchases were made in accordance with Rule 10b-18 under the Securities Exchange Act of 1934.

(2) On August 8, 2024, our Board of Directors authorized repurchases of our outstanding ordinary shares for up to $1.7 billion. This is in accordance with the share purchase mandate whereby our shareholders approved a repurchase limit of 20% of our issued ordinary shares outstanding at the Annual General Meeting held on the same date as the Board authorization. As of March 31, 2025, shares in the aggregate amount of $1.0 billion were available to be repurchased under the current plan.

RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 6. [*RESERVED*]

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this report, including those set forth under Item 1A,"Risk Factors." Refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024, for the results of operations discussion for the fiscal year ended March 31, 2024, compared to the fiscal year ended March 31, 2023.

OVERVIEW

We are the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, we deliver technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. Our full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, post-production and post-sale services, and proprietary products. We partner with customers across a diverse set of industries including data center, communications, enterprise, consumer, automotive, industrial, healthcare, industrial and power. As of March 31, 2025, we report our financial performance based on two operating and reportable segments as follows:

- Flex Agility Solutions ("FAS"), which is comprised of the following end markets:
    - *Communications, Enterprise and Cloud ("CEC")*, including data center, edge, and communications infrastructure
    - *Lifestyle*, including appliances, floorcare, smart living, HVAC, and power tools
    - *Consumer Devices*, including mobile and high velocity consumer devices.
- Flex Reliability Solutions ("FRS"), which is comprised of the following end markets:
    - *Industrial*, including industrial devices, capital equipment, renewables, critical power, and embedded power.
    - *Automotive*, including compute platforms, power electronics, motion, and interface
    - *Health Solutions*, including medical devices, medical equipment, and drug delivery

In fiscal year 2025, we formally introduced the next phase in our strategic evolution, its EMS + Products + Services approach. This hybrid model is focused on strengthening our core manufacturing and supply chain capabilities while expanding our portfolio of proprietary products and value-added services to maximize value creation for customers. To advance this approach, we completed several strategic acquisitions in fiscal year 2025 that enhance our differentiated portfolio to address critical data center customer challenges around power, heat and scale. These included the acquisitions of JetCool to expand direct-to-chip liquid cooling capabilities and Crown to increase critical power capabilities while adding opportunities in grid modernization.

Our strategy is to provide customers with a full range of cost competitive, vertically-integrated global supply chain solutions through which we can design, build, ship and service a complete packaged product for our customers. This enables our customers to leverage our supply chain solutions to meet their product requirements throughout the entire product lifecycle.

In today’s business landscape, we are witnessing greater product diversification by many companies, primarily in the technology sector, along with increased product complexity. These companies now require unique and customized manufacturing and supply chain solutions that meet their evolving requirements.

We use a portfolio approach to manage our extensive service offerings. As our customers change the way they go to market, we have the capability to reorganize and rebalance our business portfolio in order to align with our customers' needs and requirements in an effort to optimize operating results. The objective of our business model is to allow us to be flexible and redeploy and reposition our assets and resources as necessary to meet specific customers' supply chain solution needs across all the markets we serve and earn a return on our invested capital above the weighted average cost of that capital.

We believe that our strategy is positioning us to take advantage of the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services.

We are continuously evaluating our capital structure in response to the current environment and expect that our current financial condition, including our liquidity sources are adequate to fund future commitments. See additional discussion in the Liquidity and Capital Resources section below.

Nextracker Spin-off

On February 13, 2023, our former subsidiary, Nextracker completed an initial public offering (the "IPO") of its Class A common stock and on July 3, 2023 completed a follow-on offering to the IPO. Prior to the IPO, we maintained an 82.6% indirect ownership in Nextracker and consolidated Nextracker. Subsequent to the IPO and follow-on offering, we retained a 51.5% indirect ownership in Nextracker and continued to consolidate Nextracker and report Nextracker as an operating segment.

On January 2, 2024, we completed the previously announced Nextracker spin-off to Flex shareholders on a pro-rata basis based on the number ordinary shares of Flex held by each shareholder of Flex (the "Distribution") as of December 29, 2023, which was the record date of the Distribution, pursuant to the Agreement and Plan of Merger, dated as of February 7, 2023. Under the terms of the spin-off, Flex shareholders received approximately 0.17 shares of Nextracker Class A common stock for each Flex ordinary share held as of the record date of the Distribution. Flex shareholders received cash in lieu of any fractional shares.

As a result of the completion of the spin-off, Nextracker became a fully independent public company, we no longer directly or indirectly hold any shares of Nextracker common stock or any securities convertible into or exchangeable for shares of Nextracker common stock and subsequent to the third quarter ended December 31, 2023 we no longer consolidate Nextracker into our financial results. Flex ordinary shares continue to trade on Nasdaq under the ticker symbol "FLEX" and shares of Nextracker Class A common stock continue to trade on Nasdaq under the ticker symbol "NXT".

The historical financial results and financial position of Nextracker are presented as discontinued operations in the consolidated statements of operations for all periods (through the date of the Nextracker spin-off) presented. The historical statements of comprehensive income and cash flows and the balances related to stockholders' equity have not been revised to reflect the effect of the spin-off. See note 7 "Discontinued Operations" to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further information. Unless otherwise indicated, any reference to income statement items in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to results from continuing operations.

Update on Component Shortages and Logistical Constraints on our Business

Component shortages experienced in the recent past have largely subsided, however logistical constraints persist which have increased freight costs. We continue to monitor potential supply chain disruptions, as a result of emerging and evolving geopolitical tensions and tariff implementations. Refer to "Risk Factors - *Supply chain disruptions, logistical constraints, manufacturing interruptions or delays, or the failure to accurately forecast customer demand, have in the past affected, and may in the future affect, our ability to meet customer demand, lead to higher costs, or result in excess or obsolete inventory"* and *"- Global economic conditions, including inflationary pressures, currency volatility, stagflation, slower economic growth or recession, high or rising interest rates, trade conflicts, tariffs, geopolitical uncertainty and instability in financial markets have in the past adversely affected, and may in the future adversely affect, our business, results of operations, financial condition, and access to capital markets."*

Russian Invasion of Ukraine and Israel-Hamas War

We continue to monitor and respond to the conflict in Ukraine and the associated sanctions and other restrictions. We also are monitoring and responding to the Israel-Hamas war. As of the date of this report, there is no material impact to our business operations and financial performance in Ukraine and Israel. The full impact of the conflicts on our business operations and financial performance remains uncertain and will depend on future developments, including the severity and duration of the conflicts and their impact on regional and global economic conditions. We will continue to monitor the conflicts and assess the related restrictions and other effects and pursue prudent decisions for our team members, customers, and business.

Tariffs

The U.S. tariffs initially announced in April 2025, which continue to evolve, and other countries' potential retaliatory tariffs and import/export restrictions may materially increase our product input costs and negatively affect global economic conditions contracting customer demand. As a contract manufacturer, we expect to recover the cost of tariffs by passing tariff

costs to our customers which would increase net sales, decrease operating income margins, and negatively affect operating cash flow timing as we recover paid tariffs from our customers. To the extent we are unsuccessful in passing tariff costs to our customers, our results of operations and cash flows would be negatively impacted. We will continue to monitor changes in global trade policy and employ measures to mitigate the impact of tariffs and leverage competitive opportunities. However, despite these efforts, the Company may not be able to fully mitigate the impact of changes in trade policies or an economic downturn. See Risk Factors - "*Global economic conditions, including inflationary pressures, currency volatility, stagflation, slower economic growth or recession, high or rising interest rates, trade conflicts, tariffs, geopolitical uncertainty and instability in financial markets have in the past adversely affected, and may in the future adversely affect, our business, results of operations, financial condition, and access to capital markets.*"

Business Overview

We are one of the world's largest providers of global supply chain solutions, with revenues from continuing operations of $25.8 billion in the fiscal year ended March 31, 2025. We have established an extensive network of manufacturing facilities in the world's major markets (Asia, the Americas, and Europe) to serve the outsourcing needs of both multinational and regional customers. We design, build, ship, and service products for our customers through a network of approximately 100 facilities in approximately 30 countries across four continents. As of March 31, 2025, our total manufacturing capacity was approximately 27 million square feet. The following tables set forth the relative percentages and dollar amounts of net sales by region and by country, and net property and equipment, by country, based on the location of our manufacturing sites (amounts may not sum due to rounding):

	Fiscal Year Ended March 31,			
	2025		2024	
	(In millions)			
Net sales by region:				
Americas	$ 12,656	49 %	$ 12,232	46 %
Asia	7,701	30 %	8,540	32 %
Europe	5,456	21 %	5,643	22 %
	$ 25,813		$ 26,415	
Net sales by country:				
Mexico	$ 6,854	27 %	$ 6,935	26 %
China	4,319	17 %	5,117	19 %
U.S.	4,162	16 %	3,598	14 %
Malaysia	2,379	9 %	2,122	8 %
Brazil	1,552	6 %	1,529	6 %
Hungary	1,316	5 %	1,368	5 %
Other	5,231	20 %	5,746	22 %
	$ 25,813		$ 26,415	

	Fiscal Year Ended March 31,			
	2025		2024	
	(In millions)			
Property and equipment, net:				
Mexico	$ 815	35 %	$ 793	35 %
U.S.	376	16 %	334	15 %
China	293	13 %	307	14 %
Malaysia	163	7 %	142	6 %
Hungary	140	6 %	124	5 %
Brazil	83	4 %	88	4 %
Other	460	19 %	481	21 %
	$ 2,330		$ 2,269	

We believe that the combination of our extensive open innovation platform solutions, design and engineering services, advanced supply chain management solutions and services, significant scale and global presence, and manufacturing campuses, including many in low-cost geographic areas provide us with a competitive advantage and strong differentiation in the market for designing, manufacturing and servicing products for leading multinational and regional customers. Specifically, we offer our customers the ability to simplify their global product development, manufacturing process, and after-sales services, and enable them to meaningfully accelerate their time to market and cost savings.

Our operating results are affected by a number of factors, including the following:

- global economic conditions, including inflationary pressures, currency volatility, stagflation, slower economic growth or recession, high or rising interest rates, trade conflicts, tariffs, geopolitical uncertainty and instability in financial markets;
- the mix of the manufacturing services we are providing, the number, size, and complexity of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, and other factors;
- the effects on our business when our customers are not successful in marketing their products, or when their products do not gain widespread commercial acceptance;
- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our customers;
- the effects on our business due to certain customers' products having short product lifecycles, our customers' ability to cancel or delay orders or change production quantities or locations, the short-term nature of our customers' commitments and rapid changes in demand;
- the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations;
- the impacts on our business due to supply chain issues, including component shortages, disruptions in transportation or other supply chain related constraints including disruptions in international commerce as a result of attacks on shipping vessels in the Red Sea;
- integration of acquired businesses and facilities;
- increased labor costs due to adverse labor conditions in the markets we operate;
- changes in tax legislation;
- changes in trade regulations and treaties; and
- exposure to infectious disease, epidemics and pandemics on our business operations in geographic locations impacted by an outbreak and on the business operations of our customers and suppliers.

We also are subject to other risks as outlined in Item 1A, "Risk Factors".

Net sales for fiscal year 2025 decreased approximately 2%, or $0.6 billion, to $25.8 billion from the prior year. Net sales for our FAS segment increased $0.2 billion, or 1%, from the prior year, primarily driven by a 1% increase in our CEC business, as strength in cloud outweighed softer demand in non-cloud. In addition, our CEC business benefited from an approximate $1 billion increase in customer buy-sell activity, which increases gross profit, but is accounted for as a reduction of the transaction price, and therefore, excluded from net sales. In customer buy-sell activities, the Company procures components from a customer to use in manufacturing and/or to provide services such as assembly, transformation, and integration. Later, it sells the finished product back to that customer or its end customers. The results of the FAS segment also reflected a 15% increase in our Consumer Devices business from stronger demand, offset by a 4% decrease in our Lifestyle business due to softer demand. Net sales for our FRS segment decreased $0.8 billion, or 6%, from the prior year, primarily driven by a decrease in net sales of 10% in our Industrial business which was driven by weaker demand in renewables, clean energy and industrial devices partially offset by strong growth and the Crown acquisition in critical power offerings, a 3% decrease in our Automotive business and a 3% decrease in our Health Solutions business, both due to lower customer demand. Our fiscal year

2025 gross profit totaled $2.2 billion, representing an increase of $0.3 billion, or 16%, from the prior year. The increase was primarily driven by an increase in gross profit margin due to improved product mix, operational efficiencies and lower restructuring charges. Our net income from continuing operations totaled $0.8 billion, representing a decrease of $34 million, or 4%, compared to fiscal year 2024, due to the factors explained above net of a $0.2 billion provision for income taxes in fiscal 2025 versus a $0.2 billion income tax benefit in fiscal 2024 primarily attributed to the release of a U.S. deferred tax asset valuation allowance occurring during fiscal year 2024, and not reoccurring in fiscal year 2025.

Cash provided by operating activities increased by approximately $0.2 billion in fiscal 2025 as compared with fiscal 2024, as a result of higher profitability (after consideration of non-cash deferred income taxes) and favorable working capital movements. Refer to "Liquidity and Capital Resources" section for further details of changes in net working capital.

We believe adjusted free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and for certain other activities. Our adjusted free cash flow is defined as cash from operations, less net purchases of property and equipment to present adjusted cash flows on a consistent basis for investor transparency. Our adjusted free cash flow was $1.1 billion and $0.8 billion for fiscal years 2025 and 2024, respectively. Refer to the Liquidity and Capital Resources section for the adjusted free cash flows reconciliation to the most directly comparable GAAP financial measure of cash flows from operations. Cash used in investing activities increased by approximately $0.3 billion to a cash outflow of $0.8 billion for fiscal year 2025, compared with a cash outflow of $0.5 billion for fiscal year 2024, primarily due to an increase of approximately $0.4 billion in cash paid for acquisitions of businesses, net of cash acquired in fiscal year 2025. Cash used in financing activities decreased by approximately $0.8 billion to a cash outflow of $0.8 billion for fiscal year 2025, primarily driven by an approximately $0.5 billion increase in cash received from bank borrowings and long-term debt, along with a $0.4 billion decrease in repayments of bank borrowings and long-term debt in fiscal year 2025 compared to fiscal year 2024.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Due to global economic conditions, including the impact of ongoing trade conflicts and tariffs, and geopolitical conflicts (including the Russian invasion of Ukraine and the Israel-Hamas war), there has been and we expect there will continue to be uncertainty and disruption in the global economy and financial markets. We have made estimates and assumptions taking into consideration certain possible impacts due to the foregoing factors. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data."

Revenue Recognition

In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time (PIT) or over time (OT). We are first required to evaluate whether our contracts meet the criteria for OT recognition. We have determined that for a portion of our contracts, we are manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and we have an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, we recognize revenue when we have transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Service contract revenue is recognized on an overtime basis using the output method. Refer to note 4 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details.

Customer Contracts and Related Obligations

Certain of our customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned

over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. We estimate the variable consideration related to these price adjustments as part of the total transaction price and recognize revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. We constrain the amount of revenues recognized for these contractual provisions based on our best estimate of the amount which will not result in a significant reversal of revenue in a future period. We determine the amounts to be recognized based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Refer to note 4 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further details.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We purchase our inventory based on forecasted demand and anticipated component shortages, and we estimate write downs for excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional write downs may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional write downs for inventories due to our customers' inability to fulfill their contractual obligations with regards to inventory procured to fulfill customer demand.

Carrying Value of Long-Lived Assets

We review property and equipment and acquired amortizable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. An impairment loss is recognized when the carrying amount of the asset group exceeds its fair value. Recoverability of property and equipment and acquired amortizable intangible assets are measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such asset groups are determined to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value. Our judgments regarding projected cash flows for an extended period of time and the fair value of assets may be impacted by changes in market conditions, the general business environment and other factors including geopolitical conflicts (including the Russian invasion of Ukraine and the Israel-Hamas war), which remain highly uncertain and unpredictable. To the extent our estimates relating to cash flows and fair value of assets change adversely we may have to recognize material impairment charges in the future.

Business Combinations

In business combinations, the fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax balances, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the fair value of the identified assets and liabilities acquired is recognized as goodwill and if the fair value of assets acquired and liabilities assumed exceeds the purchase consideration a gain on bargain purchase is recognized.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. The valuation of acquired assets and liabilities is subject to further management review and may change between the preliminary allocation and end of the one-year purchase price allocation period. Refer to note 19 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further detail on our acquisitions.

Goodwill

Goodwill is tested for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. These approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require us to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider our budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest

rates, cost of capital, tax rates, market EBITDA comparables and credit ratings. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate fair value, it could result in material impairments of our goodwill. Refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further detail on our goodwill.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities, which will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to note 15 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales (amounts may not sum due to rounding). The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data".

The data below, and discussion that follows, represents our results from operations, and relative percentages.

	Fiscal Year Ended March 31,	
	2025	**2024**
Net sales	100.0 %	100.0 %
Cost of sales	91.4	92.4
Restructuring charges	0.2	0.5
Gross profit	8.4	7.1
Selling, general and administrative expenses	3.5	3.5
Intangible amortization	0.3	0.3
Restructuring charges	0.1	0.1
Operating income	4.5	3.2
Interest expense	0.8	0.8
Interest income	0.2	0.2
Other charges (income), net	(0.1)	0.2
Equity in earnings (losses) of unconsolidated affiliates	—	0.1
Income from continuing operations before income taxes	4.0	2.5
Provision for (benefit from) income taxes	0.8	(0.8)
Net income from continuing operations	3.2	3.3
Net income from discontinued operations, net of tax	—	1.4
Net income	3.2	4.7
Net income attributable to noncontrolling interest and redeemable noncontrolling interest	—	0.9
Net income attributable to Flex Ltd.	3.2 %	3.8 %

Net sales

The following table sets forth our net sales by segment, and their relative percentages:

	Fiscal Year Ended March 31,			
	2025		2024	
Net sales:	(In millions)			
Flex Agility Solutions	$ 14,074	55 %	$ 13,923	53 %
Flex Reliability Solutions	11,739	45 %	12,492	47 %
	$ 25,813		$ 26,415	

Net sales for the fiscal year ended March 31, 2025 totaled $25.8 billion, representing a decrease of approximately $0.6 billion, or 2%, from $26.4 billion for the fiscal year ended March 31, 2024. Net sales for our FAS segment increased $0.2 billion, or 1%, from fiscal year 2024, mainly due to a 1% increase in our CEC business as strength in cloud outweighed softer demand in non-cloud. In addition, the CEC business benefited from an approximate $1 billion increase in customer buy-sell activity, which increases gross profit, but is accounted for as a reduction of the transaction price, and therefore, excluded from net sales. The results of the FAS segment also reflected a 15% increase in our Consumer Devices business from stronger demand, offset by a 4% decrease in our Lifestyle business due to softer demand. Net sales in our FRS segment decreased $0.8 billion, or 6%, from fiscal year 2024, driven primarily by a decrease in net sales of 10% in our Industrial business which was driven by weaker demand in renewables, clean energy and industrial devices partially offset by strong growth and the Crown acquisition in critical power offerings, a 3% decrease in our Automotive business, and a 3% decrease in our Health Solution business, primarily driven by softening demand in medical equipment, partially offset by increased demand for medical devices. The factors described above include the impact of certain customers transitioning from point in time to over time revenue recognition which increased net sales by approximately 1% for the year ended March 31, 2025. This transition also contributed to an increase in contract assets as of March 31, 2025.

Net sales for the fiscal year ended March 31, 2025 increased $0.4 billion to $12.7 billion in the Americas, decreased $0.8 billion to $7.7 billion in Asia, and decreased $0.2 billion to $5.5 billion in Europe.

Our ten largest customers during fiscal years 2025 and 2024 accounted for approximately 44% and 37% of net sales, respectively. We have made substantial efforts to maintain a diverse portfolio which allows us to operate at scale in many different industries, and, as a result, no customer accounted for greater than 10% of net sales in fiscal year 2025 or 2024.

Cost of sales

Cost of sales is affected by a number of factors, including the number and size of new manufacturing programs, product mix, labor cost fluctuations by region, component costs and availability and capacity utilization.

Cost of sales during fiscal year 2025 totaled $23.6 billion, representing a decrease of approximately $0.8 billion, or 3% from $24.4 billion during fiscal year 2024. The decrease in cost of sales is more than the decreased consolidated sales of $0.6 billion, or 2%, as a result of favorable mix with increases in revenue in higher margin cloud and power products as well as cost actions taken during the period. Cost of sales in FAS decreased $45 million, less than 1%, from fiscal year 2024 and cost of sales in FRS for fiscal year 2025 decreased $0.8 billion, or approximately 7%, from fiscal year 2024, as a result of decreased sales and product mix.

Gross profit

Gross profit is affected by a fluctuation in cost of sales elements as outlined above and further by a number of factors, including product lifecycles, unit volumes, product mix, pricing, competition, new product introductions, and the expansion or consolidation of manufacturing facilities, as well as specific restructuring activities initiated from time to time. The flexible design of our manufacturing processes allows us to manufacture a broad range of products in our facilities and better utilize our manufacturing capacity across our diverse geographic footprint and service customers from all markets. In the case of new programs, profitability normally lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin for these programs often improves over time as manufacturing volumes increase, as our utilization rates and overhead absorption improve, and as we increase the level of manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2025 increased $0.3 billion to $2.2 billion, or 8.4% of net sales, from $1.9 billion, or 7.1% of net sales, during fiscal year 2024. The increase in gross profit during fiscal year 2025 in spite of lower sales was due to the factors discussed above as well as lower restructuring costs in fiscal year 2025.

Segment income

An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales, and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, certain restructuring charges, customer related asset impairment, legal and other, interest expense, interest income, other charges (income), net, and equity in earnings of unconsolidated affiliates. A portion of depreciation is allocated to the respective segments, together with other general corporate, research and development and administrative expenses.

The following table sets forth segment income and margins. Segment margins in the table below may not recalculate exactly due to rounding.

	Fiscal Year Ended March 31,					
	2025			2024		
	(In millions)					
Segment income:						
Flex Agility Solutions	$	854	6.1 %	$	669	4.8 %
Flex Reliability Solutions		684	5.8 %		666	5.3 %

FAS segment margin increased 130 basis points, to 6.1% for fiscal year 2025, from 4.8% for fiscal year 2024. The margin increase during the period was driven by strong execution, product mix and cost actions taken.

FRS segment margin increased 50 basis points, to 5.8% for fiscal year 2025, from 5.3% for fiscal year 2024. The margin increase in the FRS segment was primarily driven by increased productivity, favorable mix and cost actions taken.

Restructuring charges

During fiscal year 2025, we committed to targeted restructuring activities to improve operational efficiency by reducing excess workforce capacity. As a result, we recognized approximately $86 million of restructuring charges, primarily related to employee severance. During fiscal year 2024, we recognized approximately $175 million of restructuring charges, also primarily related to employee severance.

Refer to note 16 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") totaled $904 million, during fiscal year 2025, compared to $922 million during fiscal year 2024, decreasing by $18 million and representing no significant change as SG&A remained consistent at 3.5% of net sales.

Intangible amortization

Amortization of intangible assets were $70 million in each of fiscal years 2025 and 2024, representing no significant change from fiscal year 2024, due to amortization related to existing intangibles decreasing year over year being offset by amortization related to intangibles acquired from various business acquisitions occurring in the second half of fiscal year 2025.

Interest expense

Interest expense was $218 million during fiscal year 2025, compared to $207 million during fiscal year 2024, increasing $11 million primarily due to the issuance of $0.5 billion in senior notes during fiscal year 2025.

Interest income

Interest income was $61 million during fiscal year 2025, compared to $56 million during fiscal year 2024, increasing $5 million primarily due to increased cash deposits.

Other charges (income), net

During fiscal year 2025, we recorded $14 million of other income, net, compared to $44 million of other charges, net, in fiscal year 2024. The increase in other income, net was primarily driven by a gain on bargain purchase of $19 million as a result of an acquisition occurring during the fourth quarter of fiscal year 2025. Additionally, losses on foreign exchange items in fiscal year 2025 decreased from $24 million to $10 million compared to fiscal year 2024.

Refer to notes 17 and 19 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our other charges (income), net and business acquisitions & divestitures.

Equity in earnings (losses) of unconsolidated affiliates

During fiscal year 2025, we recorded $3 million of equity in losses of unconsolidated affiliates, compared to $8 million of equity in earnings of unconsolidated affiliates during fiscal year 2024. The decrease during fiscal year 2025 was primarily due to lower investment fund gains versus fiscal year 2024, resulting from overarching market conditions that impacted investment fund values during the fiscal year.

Income taxes

We work to ensure that we accrue and pay the appropriate amount of income taxes according to the laws and regulations of each jurisdiction in which we operate. Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rates were 18.1% and (30.9)% for the fiscal years 2025 and 2024, respectively. The effective rate varies from the Singapore statutory rate of 17.0% in each year as a result of the following items:

	Fiscal Year Ended March 31,	
	2025	2024
Income taxes based on domestic statutory rates	17.0 %	17.0 %
Effect of jurisdictional tax rate differential	1.3 %	10.3 %
Change in unrecognized tax benefit	(1.9)%	(1.4)%
Change in valuation allowance	(3.6)%	(102.9)%
Foreign exchange movement on prior year taxes recoverable	0.4 %	(0.2)%
Liability for undistributed earnings	0.6 %	20.3 %
Global intangible low-taxes income (GILTI) / Subpart F income	0.9 %	1.9 %
Nextracker related transactions gains	— %	17.2 %
Earnings from partnership	— %	7.0 %
U.S. state taxes	1.0 %	1.5 %
Excess compensation (Section 162(m))	1.6 %	2.3 %
Other	0.8 %	(3.9)%
(Benefit from) provision for income taxes	18.1 %	(30.9)%

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The effect of tax holidays and tax incentives we received primarily for our subsidiaries in China, Malaysia, Netherlands, Costa Rica, and Israel was $17 million and $20 million in fiscal years 2025 and 2024, respectively. Refer to note 15 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion. We generate most of our revenues and profits from operations outside of Singapore.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our effective tax rate, tax position, operating results, financial position and cash flows.

The OECD Pillar Two Global Anti-Base Erosion ("GloBE") model rules, issued under the OECD Inclusive Framework on Base Erosion and Profit Shifting, introduce a global minimum tax of 15% applicable to multinational enterprise groups with consolidated financial statement revenue in excess of €750 million. Numerous foreign jurisdictions have already enacted tax legislation based on the GloBE rules, with some effective as early as January 1, 2024. As of March 31, 2025, we recognized a nominal income tax expense for Pillar Two GloBE minimum tax. However, Singapore (our parent company jurisdiction) has enacted OECD Pillar 2 legislation which will be applicable to our fiscal year 2026, which we believe will adversely impact our effective tax rate. The amount of the future impact will be dependent upon a number of factors, including the changing jurisdictional mix of earnings, future legislative enactments in other jurisdictions, and new OECD guidance. The Company will continue to monitor the evolving tax legislation and OECD guidance, along with its impact to the effective tax rate and cash flows.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law, which includes a new corporate minimum tax, a stock repurchase excise tax, numerous green energy credits, other tax provisions, and significantly increased enforcement resources. While detailed regulations on some aspects of the act are still outstanding, we do not anticipate a material impact to our consolidated financial statements from these provisions.

Net income from continuing operations

Net income from continuing operations was $838 million during fiscal year 2025, compared to $872 million during fiscal year 2024, primarily driven by the same factors attributable to income from continuing operations before income taxes and the release of U.S. deferred tax asset valuation allowances in fiscal year 2024 as outlined above.

Net income from discontinued operations

Net income from discontinued operations was zero in fiscal year 2025, compared to $373 million in fiscal year 2024. Net income from discontinued operations was solely related to our Nextracker business that was spun off during fiscal year 2024.

Net income attributable to noncontrolling interest

Net income attributable to noncontrolling interest was zero in fiscal year 2025, compared to $239 million during fiscal year 2024, primarily driven by the same factors noted in the discussion above for net income from discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

We continuously evaluate our ability to meet our obligations over the next 12 months and have proactively adjusted our capital structure to improve maturities and liquidity. We expect that our current financial condition, including our liquidity sources, are adequate to fund current and future commitments. As of March 31, 2025, we had cash and cash equivalents of approximately $2.3 billion and bank and other borrowings of approximately $3.7 billion. We have a $2.5 billion revolving credit facility that is due to mature in July 2027 (the "2027 Credit Facility"), under which we had no borrowings outstanding as of March 31, 2025. In March 2025 we entered into a $500 million delayed draw term loan credit agreement, under which we had no borrowings outstanding as of March 31, 2025. Borrowings under the delayed draw term loan may be used for working capital, capital expenditures, refinancing of current debt, and other general corporate purposes. Refer to note 9 to the condensed consolidated financial statement for details on the 2027 Credit Facility and the delayed draw term loan. As of March 31, 2025, we were in compliance with the covenants under all of our credit facilities and indentures and expect to remain in compliance with the covenants in the upcoming 12 months.

In fiscal year 2024, we implemented a 10b5-1 bond buyback program, aiming to repurchase certain outstanding bonds issued by us. During the twelve-month period ended March 31, 2025, we repurchased approximately $53 million of our 4.750% Notes due June 2025, resulting in an immaterial gain in our consolidated statement of operations.

Our cash balances are held in numerous locations throughout the world. As of March 31, 2025, approximately 81% of our cash and cash equivalents were held by foreign subsidiaries outside of Singapore. Although substantially all of the amounts held outside of Singapore could be repatriated, under current laws, a significant amount could be subject to income tax withholdings. We provide for tax liabilities on these amounts for financial statement purposes, except for certain of our foreign earnings that are considered indefinitely reinvested outside of Singapore (approximately $0.8 billion as of March 31, 2025). Repatriation could result in an additional income tax payment; however, our intent is to permanently reinvest these funds outside of Singapore and our current plans do not demonstrate a need to repatriate them to fund our operations in jurisdictions outside of where they are held. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is that cash balances would remain outside of Singapore and we would meet our liquidity needs through ongoing cash flows, external borrowings, or both.

Fiscal Year 2025

Cash provided by operating activities was $1.5 billion during fiscal year 2025. The total cash provided by operating activities resulted primarily from $0.8 billion of net income for the period plus $0.8 billion of non-cash charges such as depreciation, amortization, non-cash lease expense, restructuring and impairment charges, deferred income taxes and stock-based compensation. Non-cash charges were in line with the prior year with the exception of deferred income taxes that were significantly impacted in fiscal year 2024 by factors outlined in the income tax section above. These cash inflows of $1.6 billion were partially offset by a net change in our operating assets and liabilities of $0.1 billion as the reduction in inventory and increase in payables compared to fiscal year 2024 were offset by increases in accounts receivable, contract assets and a decrease in working capital advances.

We believe net working capital is a key metric that measures our liquidity. Net working capital is calculated as current assets less current liabilities. Net working capital decreased by $1.5 billion to $3.0 billion as of March 31, 2025 from $4.5

billion as of March 31, 2024. This decrease was primarily driven by a $1.2 billion increase in the current portion of long-term debt as two notes will mature within twelve months of March 31, 2025. Additional factors include a $1.1 billion decrease in inventory and a $0.7 billion increase in accounts payable being partially offset by a $0.6 billion increase in accounts receivable, net, a $0.4 billion increase in contract assets and working capital advances decreasing by $0.6 billion as inventory levels reduced.

Cash used in investing activities totaled $0.8 billion during fiscal year 2025. This was primarily driven by $0.4 billion of cash paid for the acquisitions of the Orangeburg manufacturing facility, Crown and JetCool, net of cash acquired, and $0.4 billion of capital expenditures for property and equipment to continue expanding capabilities and capacity in support of our businesses. Refer to Note 19 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our business acquisitions & divestitures.

Cash used in financing activities was $0.8 billion during fiscal year 2025. This was primarily driven by $1.3 billion of cash paid for the repurchase of our ordinary shares, partially offset by $0.5 billion of proceeds from borrowings. Refer to note 9 and note 20 to the consolidated financial statement in Item 8, "Financial Statements and Supplementary Data" for additional details.

Fiscal Year 2024

Cash provided by operating activities was $1.3 billion during fiscal year 2024. The total cash provided by operating activities resulted primarily from $1.2 billion of net income for the period plus $0.3 billion of non-cash charges such as depreciation, amortization, non-cash lease expense, restructuring and impairment charges, deferred income taxes and stock-based compensation. Depreciation expense was $0.4 billion and relatively consistent with prior years. These additions were offset by a net change in our operating assets and liabilities of $0.3 billion.

We believe net working capital is a key metric that measures our liquidity. Net working capital is calculated as current assets less current liabilities. Net working capital decreased by $0.7 billion to $4.5 billion as of March 31, 2024 from $5.2 billion as of March 31, 2023. This decrease was primarily driven by a $1.2 billion decrease in inventories, a $0.5 billion decrease in accounts receivable, net and derecognition of $0.4 billion of Nextracker's working capital following the spin-off, partially offset by a $1.3 billion decrease in accounts payables.

Cash used in investing activities totaled $0.5 billion during fiscal year 2024. This was primarily driven by $0.5 billion of capital expenditures for property and equipment to continue expanding capabilities and capacity in support of our CEC, Automotive, and Industrial businesses.

Cash used in financing activities was $1.7 billion during fiscal year 2024. This was primarily driven by $1.3 billion of cash paid for the repurchase of our ordinary shares and $0.4 billion net cash for repayments of bank borrowings and long-term debt, as cash received from the sale of Nextracker shares was offset by the capital reduction from the Nextracker spin-off and other financing items. Refer to note 9 and note 20 to the consolidated financial statement in Item 8, "Financial Statements and Supplementary Data" for additional details.

Adjusted Free Cash Flow

We believe adjusted free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and for certain other activities. Our adjusted free cash flow is defined as cash from operations, less net purchases of property and equipment to present adjusted free cash flows on a consistent basis for investors. Our adjusted free cash flow was $1.1 billion and $0.8 billion for fiscal years 2025 and 2024, respectively. Adjusted free cash flow is not a measure of liquidity under U.S. GAAP, and may not be defined and calculated by other companies in the same manner. Adjusted free cash flow should not be considered in isolation or as an alternative to net cash provided by operating activities. Adjusted free cash flows reconcile to the most directly comparable GAAP financial measure of cash flows from operations as follows:

	Fiscal Year Ended March 31,	
	2025	2024
	(In millions)	
Net cash provided by operating activities	$ 1,505	$ 1,326
Purchases of property and equipment	(438)	(530)
Proceeds from the disposition of property and equipment	15	25
Adjusted free cash flow	$ 1,082	$ 821

Our cash balances are generated and held in numerous locations throughout the world. Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances; however, any current restrictions are not material. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization. We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months and beyond.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volume of customer orders.

We maintain a commercial paper program which provides short-term financing under which there were no borrowings outstanding as of March 31, 2025.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of debt securities, bank debt and lease financings. We may enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth as needed. During fiscal year 2025 and 2024, we received approximately $4.0 billion and $3.6 billion, respectively, from other sales of receivables under our factoring programs. As of March 31, 2025 and 2024, the outstanding balance on receivables sold for cash was $0.7 billion and $0.8 billion, respectively, under our accounts receivable factoring programs, which were removed from accounts receivable balances in our consolidated balance sheets.

Historically we have been successful in refinancing and extending the maturity dates on our term loans and credit facilities. In July 2022, the Company entered into a new $2.5 billion credit agreement which matures in July 2027 and consists of a $2.5 billion revolving credit facility with a sub-limit of $360 million available for swing line loans, and a sub-limit of $175 million available for the issuance of letters of credit. In August 2024, the Company issued $500 million of 5.250% Notes due 2032. The Company received proceeds of approximately $496 million, net of discount and certain issuance costs. Refer to note 9 to the condensed consolidated financial statement for details.

The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit our ability to access additional capital or execute our business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow as a result of more restrictive borrowing terms. We continue to assess our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

Under our current share repurchase program, our Board of Directors authorized repurchases of our outstanding ordinary shares for up to $1.7 billion in accordance with the share purchase mandate approved by our shareholders at the date of the most recent Annual General Meeting which was held on August 8, 2024. During fiscal year 2025, we paid $1.3 billion to repurchase shares under the current and prior repurchase plans at an average price of $32.66 per share. As of March 31, 2025, shares in the aggregate amount of $1.0 billion were available to be repurchased under the current plan.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In March 2025, we entered into a $500 million delayed draw term loan credit agreement, under which we had no borrowings outstanding as of March 31, 2025. Borrowings under the delayed draw term loan may be used for working capital, capital expenditures, refinancing of current debt, and other general corporate purposes. All borrowings under the delayed draw term loan will become due on December 31, 2027. Interest is based on either (a) a Term SOFR-based formula plus a margin of 87.5 basis points to 150 basis points, depending on the Company’s credit ratings, or (b) a Base Rate formula plus a margin of 0.0 basis point to 50.0 basis points, depending on the Company's credit ratings. Refer to note 9 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for details of our debt obligations.

In addition. we have leased certain of our property and equipment under finance lease commitments, and certain of our facilities and equipment under operating lease commitments. The following table summarizes current and non-current material cash requirements as of March 31, 2025 including future payments due under our debt including finance leases and related interest obligations and operating leases (amounts may not sum due to rounding):

	Total	1 Year or Less	2 - 3 Years	4 - 5 Years	Greater Than 5 Years
			(In millions)		
Contractual Obligations:					
Bank borrowings, long-term debt and finance lease obligations:					
Bank borrowings and long-term debt	$ 3,706	$ 1,209	$ 398	$ 709	$ 1,390
Interest on long-term debt obligations	642	146	242	174	80
Operating leases, net of subleases	670	158	232	146	134
Restructuring costs	51	51	—	—	—
Total contractual obligations	$ 5,069	$ 1,564	$ 872	$ 1,029	$ 1,604

We also have outstanding firm purchase orders with certain suppliers for the purchase of inventory, which are not included in the table above. The majority of the purchase obligations are generally short-term in nature. We generally do not enter into non-cancelable purchase orders for materials until we receive a corresponding production forecast from our customers. Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to note 2 to the consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for recent accounting pronouncements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our highly liquid investment portfolio, with maturities of three months or less from original dates of purchase and are classified as cash equivalents on our consolidated balance sheet. We do not use derivative financial instruments in our highly liquid investment portfolio. We place cash and cash equivalents with various major financial institutions and highly rated money market accounts. Our investment policy has strict guidelines focusing on preservation of capital. The portfolio is comprised of various instruments including term deposits with banks, marketable securities and money market accounts. Our cash is principally invested in the U.S. dollar and China renminbi serving as a natural hedge of our renminbi denominated costs. As of March 31, 2025, the outstanding amount in the highly liquid investment portfolio was $1.5 billion, the largest components of which were U.S. dollar, Indian rupee, Brazilian real and Hong Kong dollar denominated money market accounts with an average return of 4.5%. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

As of March 31, 2025, the approximate average fair value of our debt outstanding under our Notes due June 2025, February 2026, January 2028, June 2029, May 2030 and January 2032 was 99.8% of the face value of the debt obligations based on broker trading prices in active markets.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition, we may borrow in various foreign currencies and enter into short-term and long-term foreign currency derivative contracts, including forward, swap, and option contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable, accounts payable, debt, and cash flows denominated in non-functional currencies.

We endeavor to maintain a partial or fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency of the operating entity. The credit risk of our foreign currency derivative contracts is minimized since all contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institutions were not material. The gains and losses on foreign currency derivative contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency derivative contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2025 amounted to $7.9 billion and the recorded fair values of the associated assets and liabilities were not material to the Company's consolidated financial position. The majority of these foreign exchange contracts expire in less than three months. They will settle primarily in the Brazilian real, Hong Kong dollar, China renminbi, Euro, Malaysian ringgit, Mexican peso, and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2025, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, and other factors, a 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Flex Ltd., Singapore

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Flex Ltd. and subsidiaries (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, redeemable noncontrolling interest and shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 21, 2025 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue - Variable Consideration and Associated Customer-Related Accruals for Pricing Adjustments - Refer to Notes 2 and 4 to the Financial Statements

Critical Audit Matter Description

Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, and other periodic pricing resets that may be refundable to customers. The Company recognizes estimates of this variable consideration that are not expected to result in a significant revenue reversal in the future, primarily based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances.

We identified the recognition of variable consideration and the associated customer-related accruals for pricing adjustments as a critical audit matter due to the judgments necessary to determine when estimates of this variable consideration are no longer expected to result in a significant revenue reversal in the future. This required extensive audit effort and a higher degree of auditor judgment when performing audit procedures to evaluate the reasonableness of the variable consideration and associated customer-related accruals for pricing adjustments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to variable consideration and associated customer related accruals for pricing adjustments included the following, among others:

- We tested the effectiveness of controls the Company has in place relating to reviewing customer contracts to identify price adjustment clauses, estimating variable consideration and assessing the reasonableness of customer related accrual balances.
- We evaluated the Company's accounting policy with respect to variable consideration, as well as its process for identifying contracts that include potential price adjustment clauses.
- We selected a sample of contracts with customers that included potential price adjustment clauses and performed the following:
  - We read the customer contracts to develop an understanding of clauses that could give rise to variable consideration and evaluated whether the Company's accounting conclusions with respect to those clauses were reasonable.
  - We obtained and tested the mathematical accuracy of the Company's calculations of customer related accruals and evaluated the Company's judgments regarding the amount of variable consideration that should be deferred. In making this evaluation we considered both the terms included in the customer contract and the Company's historical experience in settling amounts with the customer.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
May 21, 2025

We have served as the Company's auditor since 2002.

FLEX LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2025	2024
	(In millions, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,289	$ 2,474
Accounts receivable, net of allowance for doubtful accounts	3,671	3,033
Contract assets	616	249
Inventories	5,071	6,205
Other current assets	1,194	1,031
Total current assets	12,841	12,992
Property and equipment, net	2,330	2,269
Operating lease right-of-use assets, net	562	601
Goodwill	1,341	1,135
Other intangible assets, net	343	245
Other non-current assets	964	1,015
Total assets	$ 18,381	$ 18,257
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings and current portion of long-term debt	$ 1,209	$ —
Accounts payable	5,147	4,468
Accrued payroll and benefits	560	488
Deferred revenue and customer working capital advances	1,957	2,615
Other current liabilities	977	968
Total current liabilities	9,850	8,539
Long-term debt, net of current portion	2,483	3,261
Operating lease liabilities, non-current	456	490
Other non-current liabilities	590	642
Total liabilities	13,379	12,932
Commitments and contingencies (Note 14)		
Shareholders' equity		
Flex Ltd. shareholders' equity		
Ordinary shares, no par value; 383,369,073 and 408,101,772 issued, and 377,817,433 and 408,101,772 outstanding as of March 31, 2025 and 2024, respectively	4,142	5,074
Treasury stock, at cost; 5,551,640 and zero shares as of March 31, 2025 and 2024, respectively	(200)	—
Accumulated earnings	1,284	446
Accumulated other comprehensive loss	(224)	(195)
Total shareholders' equity	5,002	5,325
Total liabilities and shareholders' equity	$ 18,381	$ 18,257

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2025	2024	2023
	(In millions, except per share amounts)		
Net sales	$ 25,813	$ 26,415	$ 28,502
Cost of sales	23,584	24,395	26,503
Restructuring charges	70	155	23
Gross profit	2,159	1,865	1,976
Selling, general and administrative expenses	904	922	874
Intangible amortization	70	70	81
Restructuring charges	16	20	4
Operating income	1,169	853	1,017
Interest expense	218	207	230
Interest income	61	56	30
Other charges (income), net	(14)	44	6
Equity in earnings (losses) of unconsolidated affiliates	(3)	8	(4)
Income from continuing operations before income taxes	1,023	666	807
Provision for (benefit from) income taxes	185	(206)	124
Net income from continuing operations	838	872	683
Net income from discontinued operations, net of tax	—	373	350
Net income	838	1,245	1,033
Net income attributable to noncontrolling interest and redeemable noncontrolling interest	—	239	240
Net income attributable to Flex Ltd.	$ 838	$ 1,006	$ 793
Basic earnings per share from continuing operations	$ 2.14	$ 2.00	$ 1.50
Basic earnings per share from discontinued operations	—	0.31	0.25
Basic earnings per share attributable to the shareholders of Flex Ltd.	$ 2.14	$ 2.31	$ 1.75
Diluted earnings per share from continuing operations	$ 2.11	$ 1.98	$ 1.48
Diluted earnings per share from discontinued operations	—	0.30	0.24
Diluted earnings per share attributable to the shareholders of Flex Ltd.	$ 2.11	$ 2.28	$ 1.72
Weighted-average shares used in computing per share amounts:			
Basic	391	435	454
Diluted	398	441	462

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended March 31,		
	2025	2024	2023
		(In millions)	
Net income	$ 838	$ 1,245	$ 1,033
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(6)	(19)	(64)
Unrealized gain (loss) on derivative instruments and other	(23)	18	52
Comprehensive income	$ 809	$ 1,244	$ 1,021
Comprehensive income attributable to noncontrolling interest and redeemable noncontrolling interest	—	239	240
Comprehensive income attributable to Flex Ltd.	$ 809	$ 1,005	$ 781

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY

	Redeemable Noncontrolling Interest	Ordinary Shares			Accumulated Other Comprehensive Loss					Total
	Amount	Shares Outstanding	Amount	Accumulated Earnings (Deficit)	Unrealized Gain (Loss) on Derivative Instruments And Other	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Gain (Loss)	Total Flex Ltd. Shareholders' Equity	Noncontrolling Interest	Shareholders' Equity
						(In millions)				
BALANCE AT MARCH 31, 2022	$ 78	461	$ 5,664	$ (1,353)	$ (66)	$ (116)	$ (182)	$ 4,129	$ —	$ 4,129
Issuance of Nextracker common stock and related transactions	(99)	—	644	—	—	—	—	644	158	802
Payment for pre-IPO dividend to redeemable noncontrolling interest	(22)	—	—	—	—	—	—	—	—	—
Repurchase of Flex Ltd. ordinary shares at cost	—	(20)	(337)	—	—	—	—	(337)	—	(337)
Issuance of Flex Ltd. vested shares under restricted share unit awards	—	9	1	—	—	—	—	1	—	1
Net income	43	—	—	793	—	—	—	793	197	990
Stock-based compensation	—	—	133	—	—	—	—	133	—	133
Total other comprehensive gain (loss)	—	—	—	—	52	(64)	(12)	(12)	—	(12)
BALANCE AT MARCH 31, 2023	—	450	6,105	(560)	(14)	(180)	(194)	5,351	355	5,706
Spin-off of Nextracker	—	—	(492)	—	—	—	—	(492)	(480)	(972)
Nextracker follow-on transactions and distribution	—	—	607	—	—	—	—	607	(114)	493
Repurchase of Flex Ltd. ordinary shares at cost	—	(51)	(1,298)	—	—	—	—	(1,298)	—	(1,298)
Issuance of Flex Ltd. vested shares under restricted share unit awards	—	9	—	—	—	—	—	—	—	—
Net income	—	—	—	1,006	—	—	—	1,006	239	1,245
Stock-based compensation	—	—	152	—	—	—	—	152	—	152
Total other comprehensive gain (loss)	—	—	—	—	18	(19)	(1)	(1)	—	(1)
BALANCE AT MARCH 31, 2024	—	408	5,074	446	4	(199)	(195)	5,325	—	5,325
Repurchase of Flex Ltd. ordinary shares at cost	—	(38)	(1,257)	—	—	—	—	(1,257)	—	(1,257)
Issuance of Flex Ltd. vested shares under restricted share unit awards	—	8	—	—	—	—	—	—	—	—
Net income	—	—	—	838	—	—	—	838	—	838
Stock-based compensation	—		125	—	—	—	—	125	—	125
Total other comprehensive gain (loss)	—	—	—	—	(23)	(6)	(29)	(29)	—	(29)
BALANCE AT MARCH 31, 2025	$ —	378	$ 3,942	$ 1,284	$ (19)	$ (205)	$ (224)	$ 5,002	$ —	$ 5,002

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2025	2024	2023
		(In millions)	
Cash flows from operating activities:			
Net income	$ 838	$ 1,245	$ 1,033
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	439	431	414
Amortization and other impairment charges	100	106	87
Other non-cash income	3	(16)	(41)
Non-cash lease expense	142	139	131
Stock-based compensation	125	152	133
Deferred income taxes	23	(480)	(192)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(601)	380	(388)
Contract assets	(365)	(41)	(27)
Inventories	1,176	1,105	(974)
Other current and noncurrent assets	(216)	(297)	(55)
Accounts payable	630	(986)	(341)
Other current and noncurrent liabilities	(789)	(412)	1,170
Net cash provided by operating activities	1,505	1,326	950
Cash flows from investing activities:			
Purchases of property and equipment	(438)	(530)	(635)
Proceeds from the disposition of property and equipment	15	25	20
Acquisitions of businesses, net of cash acquired	(405)	—	2
Proceeds from divestiture of businesses, net of cash held in divested businesses	(21)	12	2
Other investing activities, net	11	1	7
Net cash used in investing activities	(838)	(492)	(604)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	499	2	718
Repayments of bank borrowings and long-term debt	(58)	(409)	(1,024)
Payments for repurchases of ordinary shares	(1,257)	(1,298)	(337)
Proceeds from issuances of Nextracker shares	—	552	694
Payment for pre-IPO dividend to redeemable noncontrolling interest	—	—	(22)
Payment for purchase of Nextracker LLC units from TPG	—	(57)	—
Capital reduction from Nextracker spin off	—	(368)	—
Other financing activities, net	(5)	(78)	(27)
Net cash (used in) provided by financing activities	(821)	(1,656)	2
Effect of exchange rates on cash	(31)	2	(18)
Net (decrease) increase in cash and cash equivalents	(185)	(820)	330
Cash and cash equivalents, beginning of year	2,474	3,294	2,964
Cash and cash equivalents, end of year	$ 2,289	$ 2,474	$ 3,294

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flex Ltd. ("Flex" or the "Company") is the advanced, end-to-end manufacturing partner of choice that helps a diverse customer base design, build, deliver and manage innovative products that improve the world. Through the collective strength of a global workforce across approximately 30 countries with responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets. The Company's full suite of specialized capabilities includes design and engineering, supply chain, manufacturing, post-production and post-sale services, and proprietary products. Flex partners with customers across a diverse set of industries including data center, communications, enterprise, consumer, automotive, industrial, healthcare, industrial and power. As of March 31, 2025, Flex reports its financial performance based on two operating and reportable segments as follows:

- Flex Agility Solutions ("FAS"), which is comprised of the following end markets:
    - *Communications, Enterprise and Cloud*, including data center, edge, and communications infrastructure
    - *Lifestyle*, including appliances, floorcare, smart living, HVAC, and power tools
    - *Consumer Devices*, including mobile and high velocity consumer devices.
- Flex Reliability Solutions ("FRS"), which is comprised of the following end markets:
    - *Industrial*, including industrial devices, capital equipment, renewables, critical power, and embedded power.
    - *Automotive*, including compute platforms, power electronics, motion, and interface
    - *Health Solutions*, including medical devices, medical equipment, and drug delivery

The Company's service offerings include a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of its customers. Other focused service offerings relate to manufacturing (including enclosures, metals, plastic injection molding, precision plastics, machining, and mechanicals), system integration and assembly and test services, materials procurement, inventory management, logistics and after-sales services (including product repair, warranty services, re-manufacturing and maintenance), supply chain management software solutions and component product offerings (including flexible printed circuit boards and power adapters and chargers).

Nextracker Follow-on Offering and Spin-off

On February 13, 2023, Nextracker Inc. ("Nextracker") completed an initial public offering (the "IPO") of its Class A common stock. Prior to the IPO, the Company maintained an 82.6% indirect ownership in Nextracker and consolidated Nextracker. On July 3, 2023, Nextracker completed a follow-on offering to its IPO and issued 15,631,562 shares of Class A common stock and received net proceeds of $552 million. The entire net proceeds were used by Nextracker to acquire 14,025,000 Nextracker LLC common units from Yuma, Inc., the Company’s indirect wholly-owned subsidiary, and 1,606,562 Nextracker LLC common units from TPG Rise Flash, L.P., an affiliate of the global alternative asset management firm TPG. As a result of the repurchase of Nextracker LLC common units by Nextracker, 15,631,562 shares of Nextracker Class B common stock were cancelled. The Company received approximately $495 million from the follow-on offering, after distribution of net proceeds to TPG and expenses. After the follow-on transaction, Flex held approximately 51.5% of Nextracker's common stock.

In connection with the IPO, Nextracker entered into a Tax Receivable Agreement ("TRA") with Flex and TPG wherein 85% of the tax benefits realized in relation to the IPO would be paid to those parties. Flex has not recorded an asset in relation to amounts potentially due to Flex under the TRA as the amounts are contingent upon Nextracker realizing the IPO related tax benefits. As such, amounts will be recognized in income, if and when they are received. Amounts that could be received by Flex, over a 20 year period, range from zero to approximately $300 million. During fiscal year 2025, $13 million was received under the Nextracker TRA.

On January 2, 2024, the Company completed its previously announced spin-off of its remaining interest in Nextracker to Flex shareholders on a pro-rata basis based on the number of ordinary shares of Flex held by each shareholder of Flex (the “Distribution”) as of December 29, 2023, which was the record date of the Distribution, pursuant to the Agreement and Plan of

Merger, dated as of February 7, 2023. Under the terms of the Nextracker spin-off, Flex shareholders received approximately 0.17 shares of Nextracker Class A common stock for each Flex ordinary share held as of the record date of the Distribution. Flex shareholders received cash in lieu of any fractional shares. Nextracker spin-off is intended to qualify as a tax-free transaction for U.S. federal income tax purposes.

As a result of the completion of this spin-off, Nextracker became a fully independent public company, Flex no longer directly or indirectly holds any shares of Nextracker common stock or any securities convertible into or exchangeable for shares of Nextracker common stock and Flex no longer consolidates Nextracker into its financial results. All noncontrolling interest related to Nextracker have been eliminated through additional paid-in capital. Prior to or in connection with this spin-off, Flex entered into various agreements to effect Nextracker spin-off and provide a framework for the relationship between Flex and Nextracker following the spin-off, including a Separation Agreement, a Tax Matters Agreement, a Transition Services Agreement, as well as agreements governing future trading relationships.

Subsequent to this spin-off, Flex presents Nextracker’s historical operations as discontinued operations and, as such, Nextracker’s historical results have been excluded from continuing operations and unless otherwise indicated Flex’s disclosures are presented on a continuing operations basis.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Flex and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. Amounts included in these consolidated financial statements are expressed in U.S. dollars unless otherwise designated. The Company consolidates its majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For the consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a noncontrolling interest for the ownership of the noncontrolling owners.

The historical statements of comprehensive income and cash flows and the balances related to stockholders’ equity have not been revised to reflect the effect of the Nextracker spin-off. See note 7 "Discontinued Operations" for additional information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, and intangible assets; valuation of goodwill; valuation of investments in privately held companies; asset impairments; fair values of financial instruments, notes receivable and derivative instruments; restructuring charges; contingencies; warranty provisions; incremental borrowing rates in determining the present value of lease payments; accruals for potential price adjustments arising from customer contracts; fair values of assets obtained and liabilities assumed in business combinations; and the fair values of restricted share unit awards granted under the Company's stock-based compensation plans. Due to global economic conditions, including the impact of ongoing trade conflicts and tariffs, and geopolitical conflicts (including the Russian invasion of Ukraine, the Israel-Hamas war, and other geopolitical conflicts) there has been and will continue to be uncertainty and disruption in the global economy and financial markets. The Company has made estimates and assumptions taking into consideration certain possible impacts due to the foregoing factors. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet dates. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as other comprehensive income (loss), a component of shareholders' equity.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in the Company's consolidated results of operations. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for all periods presented, and have been classified as a component of other charges (income), net in the consolidated statements of operations.

Revenue Recognition

In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identifies the contracts with the customers; (ii) identifies performance obligations in the contracts; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations per the contracts; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. Further, the Company assesses whether control of the products or services promised under the contract is transferred to the customer at a point in time (PIT) or over time (OT). The Company is first required to evaluate whether its contracts meet the criteria for OT recognition. The Company has determined that for a portion of its contracts, the Company is manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and the Company has an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer measured based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Service contract revenue is recognized on an overtime basis using the output method. Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. The Company recognizes estimates of this variable consideration that are not expected to result in a significant revenue reversal in the future, primarily based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Certain of the Company's customer contracts involve purchasing raw materials from customers or acting as an agent for the sale of certain customer products. Finished goods billings related to these products are reported net of the associated material cost in net sales in the consolidated statements of operations. Refer to note 4 "Revenue" for further details.

Government Incentives and Grants

The Company receives incentives from federal, state and local governments in different regions of the world that primarily encourage the Company to establish, maintain, or increase investment, employment, or production in the regions. The Company accounts for government incentives as a reduction in the cost of the capital investment or a reduction of expense, based on the substance of the incentives received. Benefits are generally recorded when all conditions attached to the incentive have been met and there is reasonable assurance of receipt. The Company records capital-related incentives as a reduction to Property and equipment, net on the consolidated balance sheets and recognizes a reduction to depreciation and amortization expense over the useful life of the corresponding acquired asset. The Company records operating grants as a reduction to expense in the same line item on the consolidated statements of operations as the expenditure for which the grant is intended to compensate. Government incentives and grant transactions are not material to the Company's financial position, results of operations or cash flows.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, derivative instruments, and cash and cash equivalents.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due

receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2025, 2024 and 2023:

	Balance at Beginning of Year	Charges (Recoveries) to Costs and Expenses(1)	Deductions/ Write-Offs (2)	Balance at End of Year
	(In millions)			
Allowance for doubtful accounts:				
Year ended March 31, 2023	$ 52	$ 4	$ (50)	$ 6
Year ended March 31, 2024	6	9	(3)	12
Year ended March 31, 2025	12	(1)	(4)	7

(1) Charges and recoveries incurred during fiscal years 2025, 2024 and 2023 are primarily for costs and expenses or bad debt recoveries related to various distressed customers.

(2) Deductions and write-offs during fiscal year 2023 is primarily as a result of a settlement reached with a certain former customer.

No customer accounted for greater than 10% of the Company's net sales in fiscal years 2025, 2024 or 2023. No customer accounted for greater than 10% of the Company's total balance of accounts receivable, net as of the fiscal year ended March 31, 2025, March 31, 2024 or March 31, 2023.

The Company's ten largest customers accounted for approximately 44%, 37% and 37%, of its net sales in fiscal years 2025, 2024 and 2023, respectively.

Derivative Instruments

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives in note 10.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's investment portfolio, which consists of short-term bank deposits and money market accounts, is classified as cash equivalents on the consolidated balance sheets.

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2025	2024
	(In millions)	
Cash and bank balances	$ 754	$ 1,715
Money market funds and time deposits	1,535	759
	$ 2,289	$ 2,474

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or net realizable value write-downs, were as follows:

	As of March 31,	
	2025	2024
	(In millions)	
Raw materials	$ 4,092	$ 5,045
Work-in-progress	485	623
Finished goods	494	537
	$ 5,071	$ 6,205

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2025	2024
		(In millions)	
Machinery and equipment	2 - 10	$ 3,978	$ 3,960
Buildings	30	1,342	1,212
Leasehold improvements	Shorter of lease term or useful life of the improvement	669	651
Furniture, fixtures, computer equipment and software, and other	3 - 7	564	549
Land	—	126	123
Construction-in-progress	—	271	214
		6,950	6,709
Accumulated depreciation and amortization		(4,620)	(4,440)
Property and equipment, net		$ 2,330	$ 2,269

Total depreciation expense associated with property and equipment was approximately $439 million, $428 million and $411 million in fiscal years 2025, 2024 and 2023, respectively.

The Company reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing its carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of property and equipment exceeds its fair value.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences. Additionally, the Company assesses whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company would then assess the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority.

Accounting for Business and Asset Acquisitions

The Company has strategically pursued business and asset acquisitions. For business combinations, the fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the fair value of the identified assets and liabilities acquired is recognized as goodwill and if the fair value of assets acquired and liabilities assumed exceeds the purchase consideration a gain on bargain purchase is recognized.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill

The Company evaluates goodwill for impairment at the reporting unit level annually, and in certain circumstances such as a change in reporting units or whenever there are indications that goodwill might be impaired. The Company performed its annual goodwill impairment assessment on January 1, 2025 and as a result of the quantitative assessment of its goodwill, the Company determined that no impairment existed as of the date of the impairment test because the fair value of each one of its six reporting units exceeded its respective carrying value.

Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which typically is measured based upon, among other factors, market valuations, market multiples for comparable companies as well as a discounted cash flow analysis. Certain of these approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require management to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider the Company's budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, market EBITDA comparable and credit ratings. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur. If the actual results are not consistent with management's estimates and assumptions used to calculate fair value, it could result in material impairments of the Company's goodwill.

If the recorded value of the assets, including goodwill, and liabilities ("net book value") of any reporting unit exceeds its fair value, an impairment loss may be required to be recognized.

The following table summarizes the activity in the Company's goodwill during fiscal years 2025 and 2024:

	FAS	FRS	Total
		(In millions)	
Balance at March 31, 2023	$ 371	$ 768	$ 1,139
Divestitures (1)	—	(1)	(1)
Foreign currency translation adjustments	—	(3)	(3)
Balance at March 31, 2024	371	764	1,135
Acquisitions (2)	39	170	209
Foreign currency translation adjustments	—	(3)	(3)
Balance at March 31, 2025	$ 410	$ 931	$ 1,341

(1) A reduction of approximately $1 million as a result of the divestiture of a non-strategic immaterial business within the FRS segment in fiscal year 2024.

(2) Represents goodwill of $170 million from the Crown acquisition, $31 million from the JetCool acquisition and $8 million from an acquisition completed in the first quarter of fiscal year 2025. Refer to Note 19 for further details.

Other Intangible Assets

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets as of March 31, 2025 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangible assets that include contractual agreements and customer relationships, and licenses and other intangible assets that are primarily comprised of licenses, patents and trademarks, and developed technologies. Generally, both customer-related intangible assets and licenses and other intangible assets are amortized on a straight-line basis, over a period of up to ten years. No residual value is estimated for any intangible assets. The fair value of the Company's intangible assets purchased through business combinations is determined based on management's estimates of cash flow and recoverability. During fiscal year 2025, the total value of intangible assets increased by $165 million as a result of the Company's acquisitions during the period. These acquisitions contributed an additional $100 million in customer-related intangible assets and $65 million in licenses and other intangibles assets, such as trade names and technology. Refer to note 19 for additional information.

The components of acquired intangible assets are as follows:

	As of March 31, 2025				As of March 31, 2024		
	Weighted-Average Remaining Useful life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
				(In millions)			
Intangible assets:							
Customer-related intangibles	8.3	$ 383	$ (186)	$ 197	$ 316	$ (186)	$ 130
Licenses and other intangibles	6.7	365	(219)	146	298	(183)	115
Total		$ 748	$ (405)	$ 343	$ 614	$ (369)	$ 245

Total intangible asset amortization expense recognized in operations during fiscal years 2025, 2024 and 2023 was $70 million, $70 million and $81 million, respectively. The gross carrying amounts of intangible assets are removed when fully amortized. During fiscal year 2025, the gross carrying amounts of fully amortized intangible assets totaled $31 million. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount (In millions)
2026	$ 67
2027	57
2028	43
2029	40
2030	35
Thereafter	101
Total amortization expense	$ 343

The Company owns or licenses various United States and foreign patents relating to a variety of technologies. For certain of the Company's proprietary processes, inventions, and works of authorship, the Company relies on trade secret or copyright protection. The Company also maintains trademark rights (including registrations) for the Company's corporate name and several other trademarks and service marks that the Company uses in the Company's business in the United States and other countries throughout the world. The Company has policies and procedures (including both technological means and training programs for the Company's employees) to identify and protect the Company's intellectual property, as well as that of the Company's customers and suppliers.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheets at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is tested monthly using a regression analysis of the change in spot currency rates and the change in present value of the spot currency rates. The spot currency rates are discounted to present value using functional currency Inter-bank Offering Rates over the maximum length of the hedge period. The effective portion of changes in the fair value of the derivative instrument (excluding time value) is recognized in shareholders' equity as a separate component of accumulated other comprehensive income (loss), and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective and excluded portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the consolidated statements of cash flows. Additional information is included in note 10.

Investments

The Company has an investment portfolio that consists of strategic investments in privately held companies, and certain venture capital funds which are included within other non-current assets. These privately held companies range from startups to more mature companies with established revenue streams and business models. As of March 31, 2025, and 2024, the Company's investments in non-consolidated companies totaled $119 million and $123 million, respectively.

The Company recognized $3 million of equity in losses and $8 million of equity in earnings, associated with its equity method investments, in Equity in earnings (losses) of unconsolidated affiliates on the consolidated statements of operations during fiscal years 2025 and 2024, respectively.

Non-consolidated investments in entities are accounted for using the equity method when the Company has an investment in common stock or in-substance common stock, and either (a) has the ability to significantly influence the operating decisions of the issuer, or (b) if the Company has a voting percentage generally equal to or greater than 20% but less than 50%, and for non-majority-owned investments in partnerships when generally greater than 5%. Cost method is used for investments where the Company does not have the ability to significantly influence the operating decisions of the investee, or if the Company’s investment is in securities other than common stock or in-substance common stock.

The Company monitors these investments for impairment indicators and makes appropriate reductions in carrying values as required whenever events or changes in circumstances indicate that the assets may be impaired. The factors the Company

considers in its evaluation of potential impairment of its investments include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, or factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operation or working capital deficiencies. Fair values of these investments, when required, are estimated using unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy, and require management to make various judgmental assumptions primarily about comparable company multiples and discounted cash flow projections. Some of the inherent estimates and assumptions used in determining the fair value of the investments are outside the control of management. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of the investments, it is possible a material change could occur. If the actual results are not consistent with management's estimates and assumptions used to calculate fair value, it could result in material impairments of investments.

For investments accounted for under the cost method that do not have readily determinable fair values, the Company measures them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Customer Working Capital Advances

Customer working capital advances were $1.6 billion and $2.2 billion, as of March 31, 2025 and 2024, respectively. The customer working capital advances are not interest-bearing, do not generally have fixed repayment dates and are generally reduced as the underlying working capital is consumed in production or the customer working capital advance agreement is terminated.

Other non-current assets

Other non-current assets include deferred tax assets of $577 million and $644 million as of March 31, 2025 and 2024, respectively.

Other Current Liabilities

Other current liabilities include customer-related accruals of $246 million and $277 million as of March 31, 2025 and 2024, respectively.

Supplier Finance Programs

The Company has four supplier finance programs, all of which have substantially similar characteristics, with various financial institutions that act as the paying agent for certain payables of the Company. The Company established these programs through agreements with the financial institutions to enable more efficient payment processing to our suppliers while also providing our suppliers a potential source of liquidity to the extent they choose to sell their receivables to the financial institutions in advance of the due dates. Our suppliers' participation in the programs is voluntary, the Company is not involved in negotiations of the suppliers' arrangements with the financial institutions to sell their receivables, and our rights and obligations to our suppliers are not impacted by our suppliers' decisions to sell amounts under these programs. Under these supplier finance programs, the Company pays the financial institutions the stated amount of confirmed invoices from its participating suppliers on the original maturity dates of the invoices. All payment terms are short-term in nature and are not dependent on whether the suppliers participate in the supplier finance programs or if the suppliers elect to receive early payment from the financial institutions. No guarantees are provided by the Company under the supplier finance programs and the Company incurs no costs related to the programs. We have no economic interest in a supplier's decision to participate in the supplier finance programs.

Obligations under these programs are classified within accounts payable on the condensed consolidated balance sheets, with the associated payments reflected in the operating activities section of the condensed consolidated statements of cash flows. The roll-forward of the Company's outstanding obligations confirmed as valid under its supplier finance programs for the

fiscal years ended March 31, 2025 and March 31, 2024 are as follows:

	Fiscal Year Ended	
	March 31, 2025	March 31, 2024
	(In millions)	
Confirmed obligations outstanding at the beginning of the year	$ 123	$ 157
Invoices confirmed during the year	574	604
Confirmed invoices paid during the year	(569)	(643)
Foreign currency exchange impact	(9)	5
Confirmed obligations outstanding at the end of the year	$ 119	$ 123

Leases

The Company is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. The Company determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (1) there is an identified asset, and (2) the Company has the right to control the use of the identified asset. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date for the Company's operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The Company has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows the Company to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option the Company is reasonably certain of exercising. The Company has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments), and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As the Company cannot determine the interest rate implicit in the lease for the Company's leases, the Company uses the Company's estimate of the incremental borrowing rate as of the commencement date in determining the present value of lease payments. The Company's estimated incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of March 31, 2025 and 2024, current operating lease liabilities were $135 million and $136 million, respectively, which are included in other current liabilities on the consolidated balance sheets.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing facilities and reduce excess workforce capacity. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained, and the utilization of the provisions are for their intended purpose in accordance with developed restructuring plans. See note 16 for additional information regarding restructuring charges.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses", which requires public entities to disclose specified information about certain costs and expenses. The guidance is effective for the Company beginning in the fourth quarter of fiscal year 2028 and will be applied retrospectively to all prior periods presented on its consolidated financial statements. We are currently evaluating the guidance to determine the impact on the Company's disclosures. In January 2025,

the FASB issued ASU 2025-01 on the same topic to clarify the amendments for ASU 2024-03 are effective for the Company in the fourth quarter of fiscal year 2028.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The guidance is effective for the Company beginning in the fourth quarter of fiscal year 2026. The Company expects the new guidance will have an immaterial impact on its consolidated financial statements, and intends to adopt the guidance prospectively when it becomes effective in the fourth quarter of fiscal year 2026.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting - Improvements to Reportable Segment Disclosures", which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The guidance is effective for the Company beginning in the fourth quarter of fiscal year 2025. The Company adopted the guidance retrospectively during the fourth quarter of fiscal year 2025. See note 21 for additional reportable segment disclosures.

3. LEASES

The Company has several commitments under operating leases for warehouses, buildings, and equipment. The Company also has a number of finance leases with an immaterial impact on its consolidated financial statements. Leases have remaining lease terms ranging from approximately 1 year to 19 years.

The components of lease cost recognized were as follow (in millions):

Lease cost	Fiscal Year Ended	
	March 31, 2025	March 31, 2024
Operating lease cost	$ 173	$ 167

Amounts reported in the consolidated balance sheet as of the fiscal years ended March 31, 2025 and 2024 were (in millions, except weighted average lease term and discount rate):

	As of March 31, 2025	As of March 31, 2024
Operating Leases:		
Operating lease right of use assets	$ 562	$ 601
Operating lease liabilities *	591	626
Weighted-average remaining lease term (In years)		
Operating leases	6.0	6.3
Weighted-average discount rate		
Operating leases	4.4 %	4.4 %

** Operating lease liabilities includes $135 million current lease liabilities and $456 million non-current lease liabilities.*

Other information related to leases was as follow (in millions):

	Fiscal Year Ended	
	March 31, 2025	March 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 168	$ 160
Right-of-use assets obtained in exchange for lease liabilities		
Operating Lease	$ 106	$ 134

Future lease payments under non-cancellable leases as of March 31, 2025 were as follows (in millions):

Fiscal Year Ended March 31,	Operating Leases
2026	$ 158
2027	126
2028	106
2029	84
2030	62
Thereafter	134
Total undiscounted lease payments	670
Less: imputed interest	79
Total lease liabilities	$ 591

Total rent expense amounted to $194 million, $188 million and $182 million in fiscal years 2025, 2024 and 2023, respectively.

4. REVENUE

Revenue Recognition

The Company provides a comprehensive suite of services for its customers that range from advanced product design to manufacturing and logistics to after-sales services. The first step in its process for revenue recognition is to identify a contract with a customer. A contract is defined as an agreement between two parties that creates enforceable rights and obligations and can be written, verbal, or implied. The Company generally enters into master supply agreements ("MSAs") with its customers that provide the framework under which business will be conducted. This includes matters such as warranty, indemnification, transfer of title and risk of loss, liability for excess and obsolete inventory, pricing formulas, payment terms, etc., and the level of business under those agreements may not be guaranteed. In those instances, the Company bids on a program-by-program basis and typically receives customer purchase orders for specific quantities and timing of products. As a result, the Company considers its contract with a customer to be the combination of the MSA and the purchase order, or any other similar documents such as a statement of work, product addendum, forecast commitments, emails or other communications that embody the commitment by the customer.

In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identifies the contracts with the customers; (ii) identifies performance obligations in the contracts; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations per the contracts; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. Further, the Company assesses whether control of the products or services promised under the contract are transferred to the customer at a point in time (PIT) or over time (OT). The Company is first required to evaluate whether its contracts meet the criteria for OT recognition. The Company has determined that for a portion of its contracts the Company is manufacturing products for which there is no alternative use (due to the unique nature of the customer-specific product and intellectual property restrictions) and the Company has an enforceable right to payment including a reasonable profit for work-in-progress inventory with respect to these contracts. For certain other contracts, the Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract. As a result, revenue is recognized under these contracts OT based on the cost-to-cost method as it best depicts the transfer of control to the customer measured based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon delivery and passage of title to the customer. Service contract revenue is recognized on an overtime basis using the output method.

Customer Contracts and Related Obligations

Certain of the Company's customer agreements include potential price adjustments which may result in variable consideration. These price adjustments include, but are not limited to, sharing of cost savings, committed price reductions, material margins earned over the period that are contractually required to be paid to the customers, rebates, refunds tied to performance metrics such as on-time delivery, and other periodic pricing resets that may be refundable to customers. The Company estimates the variable consideration related to these price adjustments as part of the total transaction price and recognizes revenue in accordance with the pattern applicable to the performance obligation, subject to a constraint. The Company constrains the amount of revenues recognized for these contractual provisions based on its best estimate of the

amount which will not result in a significant reversal of revenue in a future period. The Company determines the amounts to be recognized based on the amount of potential refunds required by the contract, historical experience and other surrounding facts and circumstances. Often these obligations are settled with the customer in a period after shipment through various methods which include reduction of prices for future purchases, issuance of a payment to the customer, or issuance of a credit note applied against the customer's accounts receivable balance. In many instances, the agreement is silent on the settlement mechanism. Any difference between the amount accrued for potential refunds and the actual amount agreed to with the customer is recorded as an increase or decrease in revenue. These potential price adjustments are included as part of other current liabilities on the consolidated balance sheet and disclosed as part of customer-related accruals in note 2.

Performance Obligations

The Company derives its revenues primarily from manufacturing services, and to a lesser extent, from innovative design, engineering, and supply chain services and solutions.

A performance obligation is an implicitly or explicitly promised good or service that is material in the context of the contract and is both capable of being distinct (customer can benefit from the good or service on its own or together with other readily available resources) and distinct within the context of the contract (separately identifiable from other promises). The Company considers all activities typically included in its contracts, and identifies those activities representing a promise to transfer goods or services to a customer. These include, but are not limited to, design and engineering services, prototype products, tooling, etc. Each promised good or service with regards to these identified activities is accounted for as a separate performance obligation only if it is distinct - i.e., the customer can benefit from it on its own or together with other resources that are readily available to the customer. Certain activities on the other hand are determined not to constitute a promise to transfer goods or service, and therefore do not represent separate performance obligations for revenue recognition (e.g., procurement of materials and standard workmanship warranty).

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual good or service is not separately identifiable from other promises in the contract and is, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations. In the event that more than one performance obligation is identified in a contract, the Company is required to allocate the transaction price between the performance obligations. The allocation would generally be performed on the basis of a relative standalone price for each distinct good or service. This standalone price most often represents the price that the Company would sell similar goods or services separately.

Contract Balances

A contract asset is recognized when the Company has recognized revenue, but not issued an invoice for payment. Contract assets are classified separately on the consolidated balance sheets and transferred to receivables when rights to payment become unconditional and invoiced.

A contract liability is recognized when the Company receives payments in advance of the satisfaction of performance. Contract liabilities, identified as deferred revenue, were $377 million and $490 million as of March 31, 2025 and 2024, respectively, of which $347 million and $449 million, respectively, is included in deferred revenue and customer working capital advances under current liabilities.

Disaggregation of Revenue

The following table presents the Company’s revenue disaggregated based on timing of transfer - PIT and OT for the fiscal years ended March 31, 2025, 2024 and 2023:

	Fiscal Year Ended March 31,		
	2025	2024	2023
Timing of Transfer	(In millions)		
FAS			
Point in time	$ 11,303	$ 12,811	$ 14,942
Over time	2,771	1,112	827
Total	14,074	13,923	15,769
FRS			
Point in time	8,778	11,706	12,004
Over time	2,961	786	729
Total	11,739	12,492	12,733
Flex			
Point in time	20,081	24,517	26,946
Over time	5,732	1,898	1,556
Total	$ 25,813	$ 26,415	$ 28,502

During the year ended March 31, 2025, certain existing customer contractual relationships were changed to provide an enforceable right to payment for work completed to date that had the effect of transitioning revenue with those customers from being recognized on a point in time to an over time basis, with prospective effect. This change had the effect of increasing contract assets by $232 million as of March 31, 2025. Contract assets are generally transferred to receivables in the succeeding quarter due to the short-term nature of the Company’s manufacturing cycle.

5. SHARE-BASED COMPENSATION

Equity Compensation Plan

Flex historically maintains stock-based compensation plans at the corporate level. The Company grants equity compensation awards under its 2017 Equity Incentive Plan (as amended, the "2017 Plan").

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense for the 2017 Plan:

	Fiscal Year Ended March 31,		
	2025	2024	2023
	(In millions)		
Cost of sales	$ 32	$ 28	$ 24
Selling, general and administrative expenses	93	85	77
Total share-based compensation expense	$ 125	$ 113	$ 101

Cash flows related to tax benefits from stock-based compensation are classified as operating cash flows. During fiscal year 2025, the Company recognized $14 million of tax benefit associated with stock-based compensation expense as an operating cash inflow. No such tax benefits were recognized in fiscal years 2024 and 2023.

The 2017 Plan

As of March 31, 2025, the Company had approximately 18.4 million shares available for grant under the 2017 Plan. The Company grants restricted share unit ("RSU") awards under its 2017 Plan. RSU awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. RSU awards generally vest in installments over three years, and unvested RSU awards are generally forfeited upon termination of employment.

Vesting for certain RSU awards is contingent upon both service and market conditions or both service and performance conditions.

As of March 31, 2025, the total unrecognized compensation cost related to unvested RSU awards under the 2017 Plan was approximately $196 million. These costs will be amortized generally on a straight-line basis over a weighted-average period of approximately two years. Approximately $14 million of the total unrecognized compensation cost is related to RSU awards granted to certain key employees whereby vesting is contingent on meeting certain market conditions. Approximately $16 million of the total unrecognized compensation cost is related to RSU awards granted to certain key employees whereby vesting is contingent on meeting certain performance conditions.

Determining Fair Value - RSU awards

Valuation and Amortization Method—The fair market value of RSU awards granted, other than those awards with a market condition, is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period.

Determining Fair Value - RSU awards with service and market conditions

Valuation and Amortization Method—The Company estimates the fair value of RSU awards granted under the 2017 Plan whereby vesting is contingent on meeting certain market conditions using Monte Carlo simulation. This fair value is then amortized on a straight-line basis over the vesting period, which is the service period.

Expected Volatility of Flex—Volatility used in a Monte Carlo simulation is derived from the historical volatility of Flex's stock price over a period equal to the service period of the RSU awards granted. The service period is three years for those RSU awards granted in fiscal years 2025, 2024, and 2023.

Average Peer Volatility—Volatility used in a Monte Carlo simulation is derived from the historical volatilities of Flex's peer companies for the RSU awards granted in fiscal years 2025, 2024, and 2023.

Average Peer Correlation—Correlation coefficients were used to model the movement of Flex's stock price relative to Flex's peer companies for the RSU awards granted in fiscal years 2025, 2024, and 2023.

Expected Dividend —The Company has never paid dividends on its ordinary shares and accordingly the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate assumptions—The Company bases the risk-free interest rate used in the Monte Carlo simulation on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the RSU awards.

The fair value of the Company's RSU awards under the 2017 Plan, whereby vesting is contingent on meeting certain market conditions, for fiscal years 2025, 2024, and 2023 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2025	2024	2023
Expected volatility	34.6 %	36.9 %	49.0 %
Average peer volatility	34.0 %	35.2 %	41.4 %
Average peer correlation	0.3	0.4	0.4
Risk-free interest rate	4.4 %	4.3 %	3.0 %

Share-Based Awards Activity

The following table summarizes the Company's RSU award activity under the 2017 Plan ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2025		2024		2023	
	Shares	Price	Shares	Price	Shares	Price
Unvested RSU awards outstanding, beginning of fiscal year	15,367,056	$ 17.73	15,348,615	$ 16.79	17,019,559	$ 14.13
Granted (1)	5,747,499	33.38	6,162,067	27.86	8,416,650	18.22
Vested (1)	(8,213,127)	16.46	(8,529,857)	14.34	(9,229,198)	12.51
Forfeited (2)	(1,170,193)	20.88	(994,150)	19.76	(858,396)	15.31
Adjustment due to the Nextracker spin-off (3)	—		3,380,381		—	
Unvested RSU awards outstanding, end of fiscal year (4)	11,731,235	$ 24.96	15,367,056	$ 17.73	15,348,615	$ 16.79

(1) Included in fiscal years 2025, 2024 and 2023, amounts are 0.7 million, 1.2 million and 1.2 million of share bonus awards representing the number of awards achieved above target levels based on the achievement of certain market and performance conditions for awards granted in fiscal years 2022, 2021 and 2020, respectively. These awards were issued and immediately vested in accordance with the terms and conditions of the underlying awards.

(2) Includes immaterial RSU awards previously granted to Nextracker employees under the 2017 Plan canceled due to the Nextracker spin-off.

(3) Represents an adjustment to the outstanding RSU awards under the terms of the 2017 Plan using a conversion ratio of approximately 1.29 as a result of the Nextracker spin-off.

(4) The weighted-average grant date fair value of the RSUs included in the line item "Adjustment due to the Nextracker spin-off" is equal to the weighted-average grant date fair value of the awards at their respective grant date divided by a factor of approximately 1.29. The weighted-average grant date fair value of the unvested RSUs as of March 31, 2024 reflects the adjustment.

Of the 5.7 million unvested RSU awards granted in fiscal year 2025, approximately 4.0 million are plain-vanilla unvested RSU awards with no performance or market conditions with an average grant date price of $33.08 per share. Further, approximately 0.3 million of these unvested RSU awards granted in fiscal year 2025 represents the target amount of grants made to certain key employees whereby vesting is contingent on certain market conditions, with an average grant date fair value estimated to be $42.36 per award calculated using a Monte Carlo simulation. Vesting information for these shares is further detailed in the table below.

Of the 11.7 million unvested RSU awards outstanding under the 2017 Plan as of the fiscal year ended March 31, 2025, approximately 1.2 million unvested RSU awards represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain market conditions summarized as follows:

Year of grant	Target number of awards as of March 31, 2025 (in shares) (1)	Average grant date fair value (per share)	Range of shares that may be issued (2) Minimum	Range of shares that may be issued (2) Maximum	Assessment dates
Fiscal 2025	283,002	$ 42.36	—	566,004	June 2027
Fiscal 2024	386,668	$ 35.55	—	773,336	June 2026
Fiscal 2023	539,204	$ 23.45	—	1,078,408	June 2025
Totals	1,208,874			2,417,748	

(1) Includes an adjustment to the outstanding RSU awards under the terms of the 2017 Plan using a conversion ratio of approximately 1.29 as a result of the Nextracker spin-off.

(2) Vesting ranges from zero to 200% based on measurement of Flex's total shareholder return against Flex's peer companies for RSU awards granted in fiscal years 2025, 2024 and 2023.

The Company will continue to recognize share-based compensation expense for awards with market conditions regardless of whether such awards will ultimately vest. During fiscal year 2025, 1.6 million shares vested in connection with the awards with market and performance conditions granted in fiscal year 2022.

Approximately 0.7 million of these unvested RSU awards granted in fiscal year 2025 represents the target amount of grants made to certain key employees whereby vesting is contingent on certain performance conditions, with an average grant date price of $31.14 per share. Vesting information for these shares is further detailed in the table below.

Of the 11.7 million unvested RSU awards outstanding under the 2017 Plan as of the fiscal year ended March 31, 2025, approximately 1.6 million unvested RSU awards represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain performance conditions summarized as follows:

Year of grant	Target number of awards as of March 31, 2025 (in shares) (1)	Average grant date fair value (per share)	Range of shares that may be issued (2)		Assessment date
			Minimum	Maximum	
Fiscal 2025	683,786	$ 31.14	—	1,119,404	Mar 2028
Fiscal 2024	386,965	$ 26.67	—	773,930	Mar 2027
Fiscal 2023	539,606	$ 16.52	—	1,079,212	Mar 2026
Totals	1,610,357			2,972,546	

(1) Includes an adjustment to the outstanding RSU awards under the terms of the 2017 Plan using a conversion ratio of approximately 1.29 as a result of the Nextracker spin-off.

(2) Vesting ranges from zero to 200% based on performance of Company's average adjusted earnings per share growth and for certain awards vesting ranges from zero to 100% based on Company's adjusted operating profit goals.

The total intrinsic value of RSU awards vested under the Company's 2017 Plan was $260 million, $227 million and $148 million during fiscal years 2025, 2024 and 2023, respectively, based on the closing price of the Company's ordinary shares on the date vested.

6. EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from share-based compensation awards. The potential dilution from restricted share unit awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period.

The computation of earnings per share and weighted average shares outstanding of the Company's ordinary shares for the following periods is presented below:

	Fiscal Year Ended March 31,		
	2025	2024	2023
	(In millions, except per share amounts)		
Numerator:			
Net income from continuing operations	$ 838	$ 872	$ 683
Net income from discontinued operations, net of tax (Note 7)	—	373	350
Less: Net income attributable to noncontrolling interest and redeemable noncontrolling interest (Note 7)	—	239	240
Net income from discontinued operations attributable to Flex Ltd. (Note 7)	—	134	110
Total net income attributable to Flex Ltd.	$ 838	$ 1,006	$ 793
Denominator:			
Weighted-average ordinary shares outstanding - basic	391	435	454
Weighted-average ordinary share equivalents from RSU awards (1)	7	6	8
Weighted-average ordinary shares and ordinary share equivalents outstanding - diluted	398	441	462
Earnings per share - basic			
Continuing operations	$ 2.14	$ 2.00	$ 1.50
Discontinued operations, net of tax (Note 7)	—	0.31	0.25
Total attributable to the shareholders of Flex Ltd.	$ 2.14	$ 2.31	$ 1.75
Earnings per share - diluted			
Continuing operations	$ 2.11	$ 1.98	$ 1.48
Discontinued operations, net of tax (Note 7)	—	0.30	0.24
Total attributable to the shareholders of Flex Ltd.	$ 2.11	$ 2.28	$ 1.72

(1) An immaterial amount of RSU awards during fiscal years 2025, 2024, and 2023, respectively, were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted average ordinary shares equivalents.

7. DISCONTINUED OPERATIONS

On January 2, 2024, Flex completed the spin-off of our remaining interests in Nextracker to Flex shareholders on a pro-rata basis based on the number ordinary shares of Flex held by each shareholder of Flex as of December 29, 2023, which was the record date of the Distribution.

Nextracker's financial results for periods prior to the spin-off have been reflected in our consolidated statement of operations, retrospectively, as discontinued operations. Details of net income from discontinued operations included in our consolidated statements of operations are as follows:

	Fiscal Year Ended March 31,	
	2024 (1)	2023
	(In millions)	
Net sales (2)	$ 1,664	$ 1,844
Cost of sales (2)	1,198	1,555
Gross profit	466	289
Selling, general and administrative expenses	145	121
Intangible amortization	—	1
Operating income	321	167
Interest, net	1	1
Other charges (income), net	(2)	(1)
Income before income taxes	322	167
(Benefit from) provision for income taxes	(51)	(183)
Net income from discontinued operations	373	350
Net income from discontinued operations attributable to noncontrolling interest and redeemable noncontrolling interest (3)	239	240
Net income from discontinued operations attributable to Flex Ltd.	$ 134	$ 110

(1) Represents the financial results for the nine-month period prior to the Nextracker spin-off. The financial results for the period from January 1, 2024 to the spin-off date were immaterial.

(2) Both net sales and cost of sales from discontinued operations includes the effect of intercompany transactions that were eliminated from Flex's consolidated operations of approximately $99 million and $59 million for fiscal years ended March 31, 2024 and 2023, respectively.

(3) Net income from discontinued operations attributable to noncontrolling interest represented a share of pre-tax income of $145 million and zero and of income tax benefits of $94 million and $197 million and distributions to redeemable noncontrolling interest of zero and $43 million for the fiscal years ended March 31, 2024 and 2023, respectively. As such, pre-tax income attributable to Flex Ltd. from discontinued operations was $177 million and $167 million for the same periods.

Details of cash flows from discontinued operations are as follows:

	Fiscal Year Ended March 31,	
	2024 (1)	2023
	(In millions)	
Net cash provided by (used in) discontinued operations operating activities (2)	$ 317	$ 108
Net cash used in discontinued operations investing activities	(4)	(3)

(1) Represents the financial results for the nine-month period prior to the Nextracker spin-off.

(2) Cash flows from discontinued operations operating activities includes the effect of intercompany transactions that were eliminated from Flex's consolidated operations of $54 million and ($23) million for the fiscal years ended March 31, 2024 and 2023, respectively.

8. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2025	2024	2023
	(In millions)		
Net cash paid for:			
Interest	$ 214	$ 226	$ 227
Income taxes	184	243	124
Non-cash investing and financing activity:			
Unpaid purchases of property and equipment	$ 136	$ 97	$ 184
Pre-IPO paid-in-kind dividend to redeemable noncontrolling interest	—	—	21

9. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	Maturity Date	As of March 31,	
		2025	2024
		(In millions)	
4.750% Notes ("2025 Notes") (1)	June 2025	531	584
3.750% Notes ("2026 Notes") (1)	February 2026	678	682
6.000% Notes ("2028 Notes") (1)	January 2028	398	397
4.875% Notes ("2029 Notes") (1)	June 2029	655	657
4.875% Notes ("2030 Notes") (1)	May 2030	676	681
5.250% Notes ("2032 Notes") (1)(2)	January 2032	499	—
3.600% HUF Bonds (3)	December 2031	269	274
Other		—	1
Debt issuance costs		(14)	(15)
		3,692	3,261
Current portion, net of debt issuance costs		(1,209)	—
Non-current portion		$ 2,483	$ 3,261

(1) The notes are carried at the principal amount of each note, less any unamortized discount or premium and unamortized debt issuance costs. The notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

(2) In August 2024, the Company issued $500 million of 5.250% Notes due 2032. The Company received proceeds of approximately $496 million, net of discount and certain issuance costs.

(3) In December 2021, the Company issued HUF 100 billion (approximately $269 million as of March 31, 2025) in aggregate principal amount of bonds under the National Bank of Hungary's Bond Funding for Growth Scheme. The bonds are unsecured and unsubordinated obligations of the Company and rank equally with all of the Company's other existing and future unsecured and unsubordinated obligations. The outstanding principal amount of the bonds bear interest at 3.60% per annum. The proceeds of the bonds were used for general corporate purposes. The bonds mature in December 2031 with annual payments equal to 10% of the original principal amount thereof on each of the seventh, eighth, and ninth anniversaries of the bonds, with the remaining 70% due upon maturity.

Revolving Credit Facilities:

In July 2022, the Company entered into a $2.5 billion credit agreement which matures in July 2027 (the "2027 Credit Facility") and consists of a $2.5 billion revolving credit facility with a sub-limit of $360 million available for swing line loans, and a sub-limit of $175 million available for the issuance of letters of credit. The 2027 Credit Facility replaced the previous $2.0 billion revolving credit facility, which was due to mature in January 2026. As of March 31, 2025 and 2024, no borrowings were outstanding.

Borrowings under the 2027 Credit Facility bear interest, at the Company’s option, either at (i) the Base Rate (as defined in the 2027 Credit Facility), plus 1.0% and an applicable margin ranging from 0.125% to 0.750% per annum based on credit ratings or (ii) Term SOFR (or an Alternative Currency Term Rate based on the applicable currency at issue or Alternative Currency Daily Rate based on Sterling Overnight Index Average) plus the applicable margin ranging between 1.125% and 1.750% per annum based on credit ratings, plus an adjustment for Term SOFR loans of 0.10% per annum and an adjustment for Sterling Overnight Index Average loans of 0.0326% per annum. Interest on the outstanding borrowings is payable, (i) in the case of borrowings at the Base Rate, on the last business day of March, June, September and December of each calendar year and the maturity date, (ii) in the case of borrowings at the Term SOFR rate (or Alternative Currency Term Rate), on the last day of the applicable interest period selected by the Company, which date shall be no later than the last day of every third month and the maturity date and (iii) in the case of borrowings at the Alternative Currency Daily Rate, on the last day of each calendar month and the maturity date. The Company is required to pay a quarterly commitment fee on the unutilized portion of the revolving credit commitments under the 2027 Credit Facility ranging from 0.125% to 0.275% per annum, based on credit ratings. The Company is also required to pay letter of credit usage fees ranging from 1.125% to 1.750% per annum (based on the credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of 0.125% per annum on the undrawn and unexpired amount of each letter of credit.

Under the 2027 Credit Facility, the interest rate margins, commitment fee and letter of credit usage fee are subject to upward or downward adjustments if the Company achieves, or fails to achieve, certain specified sustainability targets with respect to workplace safety and greenhouse gas emissions. Such upward or downward sustainability adjustments may be up to 0.05% per annum in the case of the interest rate margins and letter of credit usage fee and up to 0.01% per annum in the case of the commitment fee.

As of March 31, 2025 and 2024, the Company and certain of its subsidiaries had various uncommitted revolving credit facilities, lines of credit and other credit facilities of $584 million and $318 million in the aggregate, respectively. There were no borrowings outstanding under these facilities as of March 31, 2025 and 2024. These unsecured credit facilities, and lines of credit and other credit facilities bear annual interest at the respective country's inter-bank offering rate, plus an applicable margin.

Delayed Draw Term Loan:

In March 2025, the Company entered into a $500 million delayed draw term loan credit agreement. Borrowings under the delayed draw term loan may be used for working capital, capital expenditures, refinancing of current debt and other general corporate purposes. The delayed draw term loan is available to be drawn through June 30, 2025. All borrowings under the delayed draw term loan will become due on December 31, 2027. Interest is based on either (a) a Term SOFR-based formula plus a margin of 87.5 basis points to 150 basis points, depending on the Company’s credit ratings, or (b) a Base Rate formula plus a margin of 0.0 basis point to 50.0 basis points, depending on the Company's credit ratings. As of March 31, 2025, the Company had no borrowings outstanding.

Debt Covenants:

Borrowings under the Company’s debt agreements are subject to various covenants that limit the Company’s ability to incur additional indebtedness, sell assets, effect mergers and certain transactions, and effect certain transactions with subsidiaries and affiliates. In addition, the 2027 Credit Facility and delayed draw term loan also require that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum interest coverage ratio. The Company is also subject to certain covenants requiring the Company to offer to repurchase the 2025 Notes, 2026 Notes, 2028 Notes, 2029 Notes, 2030 Notes and 2032 Notes upon a change of control. As of March 31, 2025 and 2024, the Company was in compliance with its debt covenants.

The weighted-average interest rates for the Company's long-term debt were 4.6% and 4.5% as of March 31, 2025 and 2024, respectively.

Scheduled repayments of the Company's bank borrowings and long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In millions)
2026	$ 1,209
2027	—
2028	398
2029	27
2030	682
Thereafter	1,390
Total	$ 3,706

10. FINANCIAL INSTRUMENTS

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a partial or fully hedged position for certain transaction exposures, which are primarily, but not limited to, forecasted sales and cost of sales, and monetary assets and liabilities in currencies other than the functional currency of the operating entity. The Company enters into short-term and long-term foreign currency derivative contracts, including forward, swap, and option contracts, to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable, accounts payable, debt, and cash flows denominated in non-functional currencies. Gains and losses on the Company's derivative contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these derivative contracts is minimized since the contracts are with large financial institutions and, accordingly, fair value adjustments related to the credit risk of the counterparty financial institution were not material.

As of March 31, 2025, the aggregate notional amount of the Company's outstanding foreign currency derivative contracts was $7.9 billion as summarized below:

Currency	Notional Contract Value in USD Buy	Notional Contract Value in USD Sell
	(In millions)	
Cash Flow Hedges		
HUF	$ 400	$ —
MXN	391	—
Other	577	7
	1,368	7
Other Foreign Currency Contracts		
CNY	881	513
EUR	783	787
HKD	—	441
MXN	452	325
MYR	379	238
Other	807	921
	3,302	3,225
Total Notional Contract Value in USD	$ 4,670	$ 3,232

As of March 31, 2025 and 2024, the fair value of the Company's short-term foreign currency contracts was included in other current assets or other current liabilities, as applicable, in the consolidated balance sheets. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional

currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in the fair value of these instruments are recognized in earnings during the period of change as a component of other charges (income), net in the consolidated statements of operations. The Company also has included net deferred gains and losses in accumulated other comprehensive loss, a component of shareholders' equity in the consolidated balance sheets, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. Deferred losses were $8 million as of March 31, 2025, and are expected to be recognized primarily as a component of cost of sales in the consolidated statement of operations primarily over the next twelve-month period, except for gains attributable to changes in fair value of the USD HUF cross currency swaps, which are discussed below.

The Company entered into USD HUF cross currency swaps in December 2021 to hedge the foreign currency risk on the HUF bonds due December 2031, and the fair value of the cross currency swaps was included in other current assets and other non-current liabilities as of March 31, 2025 and March 31, 2024, respectively. The changes in fair value of the USD HUF cross currency swaps are reported in accumulated other comprehensive loss. In addition, corresponding amounts are reclassified out of accumulated other comprehensive loss to other charges (income), net to offset the remeasurement of the underlying HUF bond principal, which also impacts the same line.

The following table presents the fair value of the Company's derivative instruments utilized for foreign currency risk management purposes at March 31, 2025 and 2024:

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	March 31, 2025	March 31, 2024	Balance Sheet Location	March 31, 2025	March 31, 2024
		(In millions)				
Derivatives designated as hedging instruments						
Foreign currency contracts	Other current assets	$ 13	$ 45	Other current liabilities	$ (18)	$ (9)
Foreign currency contracts	Other non-current assets	—	—	Other non-current liabilities	(46)	(33)
Derivatives not designated as hedging instruments						
Foreign currency contracts	Other current assets	$ 21	$ 14	Other current liabilities	$ (15)	$ (10)

The Company has financial instruments subject to master netting arrangements, which provide for the net settlement of all contracts with certain counterparties. The Company does not offset fair value amounts for assets and liabilities recognized for derivative instruments under these arrangements, as such, the asset and liability balances presented in the table above reflect the gross amounts of derivatives in the consolidated balance sheets. The impact of netting derivative assets and liabilities is not material to the Company's financial position for any of the periods presented.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss by component, net of tax, during fiscal years ended March 31, 2025, 2024 and 2023 are as follows:

	Unrealized gain (loss) on derivative instruments and other	Foreign currency translation adjustments	Total
		(In millions)	
Ending balance on March 31, 2022	$ (66)	$ (116)	$ (182)
Other comprehensive loss before reclassifications	(25)	(67)	(92)
Net (gain) loss reclassified from accumulated other comprehensive loss	77	3	80
Net current-period other comprehensive gain (loss)	52	(64)	(12)
Ending balance on March 31, 2023	$ (14)	$ (180)	$ (194)
Other comprehensive gain (loss) before reclassifications	95	(19)	76
Net (gain) loss reclassified from accumulated other comprehensive loss	(77)	—	(77)
Net current-period other comprehensive gain (loss)	18	(19)	(1)
Ending balance on March 31, 2024	$ 4	$ (199)	$ (195)
Other comprehensive gain (loss) before reclassifications	(77)	(6)	(83)
Net (gain) loss reclassified from accumulated other comprehensive loss	54	—	54
Net current-period other comprehensive gain (loss)	(23)	(6)	(29)
Ending balance on March 31, 2025	$ (19)	$ (205)	$ (224)

Substantially all unrealized gains and losses relating to derivative instruments and other, reclassified from accumulated other comprehensive loss for the fiscal year 2025 were reclassified out of accumulated other comprehensive loss to other charges (income), net and cost of sales in the consolidated statement of operations, which primarily relate to the Company's foreign currency contracts accounted for as cash flow hedges.

The tax impact to other comprehensive loss was immaterial for all periods presented.

12. TRADE RECEIVABLES SALES PROGRAMS

The Company sells accounts receivables to certain third-party banking institutions under factoring programs. The outstanding balance of receivables sold and not yet collected on accounts where the Company has continuing involvement was approximately $0.7 billion and $0.8 billion as of March 31, 2025 and 2024, respectively. For the fiscal years ended March 31, 2025, 2024 and 2023, total accounts receivable sold to certain third party banking institutions was approximately $4.0 billion, $3.6 billion and $3.5 billion, respectively. The receivables that were sold were removed from the consolidated balance sheets and the cash received was included as cash provided by operating activities in the consolidated statements of cash flows.

13. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 - Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. There were no balances classified as level 1 in the fair value hierarchy as of March 31, 2025.

Level 2 - Applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets) such as cash and cash equivalents and money market funds; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

The Company values foreign exchange forward contracts using level 2 observable inputs which primarily consist of an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

The Company's cash equivalents include bank time deposits and money market funds, which are valued using level 2 inputs, such as interest rates and maturity periods. Due to their short-term nature, their carrying amount approximates fair value.

The Company has deferred compensation plans for its officers and certain other employees. Amounts deferred under the plans are invested in hypothetical investments selected by the participant or the participant's investment manager. The Company's deferred compensation plan assets are included in other non-current assets on the consolidated balance sheets and include money market funds, mutual funds, corporate and government bonds and certain convertible securities that are valued using prices obtained from various pricing sources. These sources price these investments using certain market indices and the performance of these investments in relation to these indices. As a result, the Company has classified these investments as level 2 in the fair value hierarchy.

Level 3 - Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company has accrued for contingent consideration related to its acquisition of JetCool, classified as a level 3 measurement in the fair value hierarchy due to significant unobservable inputs. Fair value is determined using internal cash flow models that incorporate unobservable inputs, including the probability of achieving performance milestones. As of March 31, 2025 and March 31, 2024, the balances of contingent consideration were $5 million and zero, respectively.

The significant inputs include the Company's probability assessments of expected future revenue during the earn-out periods, associated volatility, and a discount rate reflecting uncertainties in the obligation consistent with the terms of the purchase agreement. Significant decreases in expected revenue, or increases in the discount rate or volatility, would reduce fair value estimates. The interrelationship between these inputs is not considered significant.

There were no transfers between levels in the fair value hierarchy during fiscal years 2025 and 2024.

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and 2024:

	Fair Value Measurements as of March 31, 2025			
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$ 1,535	$ —	$ 1,535
Foreign currency contracts (Note 10)	—	34	—	34
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	—	43	—	43
Liabilities:				
Foreign currency contracts (Note 10)	$ —	$ (79)	$ —	$ (79)
Contingent consideration in connection with acquisitions	—	—	(5)	(5)

	Fair Value Measurements as of March 31, 2024			
	Level 1	Level 2	Level 3	Total
	(In millions)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$ 759	$ —	$ 759
Foreign currency contracts (Note 10)	—	59	—	59
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	—	41	—	41
Liabilities:				
Foreign currency contracts (Note 10)	$ —	$ (52)	$ —	$ (52)

Other financial instruments

The following table presents the Company's major debts not carried at fair value as of March 31, 2025 and 2024:

	As of March 31, 2025		As of March 31, 2024		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Hierarchy
	(In millions)		(In millions)		
4.750% Notes due June 2025	531	531	584	578	Level 1
3.750% Notes due February 2026	678	672	682	662	Level 1
6.000% Notes due January 2028	398	409	397	404	Level 1
4.875% Notes due June 2029	655	651	657	643	Level 1
4.875% Notes due May 2030	676	669	681	662	Level 1
5.250% Notes due January 2032	499	497	—	—	Level 1
3.600% HUF Bonds due December 2031	269	215	274	219	Level 2

The Notes due June 2025, February 2026, January 2028, June 2029, May 2030 and January 2032 are valued based on broker trading prices in active markets. HUF Bonds are valued based on the broker trading prices in an inactive market.

14. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2025 and 2024, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under finance leases, and the related obligations was not material. The Company also leases certain of its facilities and equipment under non-cancelable operating leases. These operating leases expire in various years through 2044. Refer to note 3 for additional details on the minimum lease payments.

Litigation and other legal matters

In connection with the matters described below, the Company has accrued for loss contingencies where it believes that losses are probable and estimable. Although it is reasonably possible that actual losses could be in excess of the Company’s accrual, the Company is unable to estimate a reasonably possible loss or range of loss in excess of its accrual, due to various reasons, including, among others, that: (i) the proceedings are in early stages or no claims have been asserted, (ii) specific damages have not been sought in all of these matters, (iii) damages, if asserted, are considered unsupported and/or exaggerated, (iv) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues or unsettled legal theories presented. Any such excess loss could have a material effect on the Company’s results of operations or cash flows for a particular period or on the Company’s financial condition.

As previously disclosed, the Company was involved in a commercial dispute related to a construction matter with related production objectives. Management had assessed the potential outcomes of this dispute, considered available information, and consulted with legal counsel and as a result of this assessment recognized $50 million in the fourth quarter of the fiscal year ended March 31, 2024 as an accrual. The parties reached a settlement in line with the accrued amount after the end of the fourth quarter of the fiscal year ended March 31, 2025.

One of the Company's Brazilian subsidiaries received six assessments for certain sales and import taxes. Four of the assessments have been successfully definitively defeated. The Company was unsuccessful at the administrative level in two of the remaining assessments and filed annulment actions in federal court in Brasilia, Brazil. The first annulment action was filed on March 23, 2020; the updated value of that assessment inclusive of interest and penalties is 37 million Brazilian reals (approximately USD $6 million). The Brazilian court ruled in favor of the Company on the first annulment action on March 7, 2025 and the assessment obligation has been canceled, although it remains subject to appeal. The second annulment action was filed on September 19, 2023; the updated value of that assessment inclusive of interest and penalties is 60 million Brazilian reals (approximately USD $10 million). The Company is still awaiting a resolution of the second annulment action. The Company believes that it has meritorious defenses to these assessments and will continue to vigorously oppose them, as well as any future assessments. The Company does not expect final judicial determination on any of these claims in the near future.

A foreign Tax Authority ("Tax Authority") had assessed a cumulative total of approximately $285 million in taxes owed for multiple Flex legal entities within its jurisdiction for various fiscal years ranging from fiscal year 2010 through fiscal year 2020. The assessed amounts related to the denial of certain deductible intercompany payments and taxability of income earned outside such jurisdiction. In the quarter ended March 31, 2025, approximately $118 million of the approximate $285 million assessment was abated by the Tax Authority, leaving approximately $167 million remaining. The Company disagrees with the Tax Authority's remaining assessments and is actively contesting the assessments through the administrative and judicial processes.

As the final resolution of the above outstanding tax item remains uncertain, the Company continues to provide for the uncertain tax positions based on the more likely than not standard. While the resolution of the issues may result in tax liabilities, interest and penalties, which may be significantly higher than the amounts accrued for these matters, management currently believes that the resolution will not have a material effect on the Company's financial position, results of operations or cash flows.

In addition to the matters discussed above, from time to time, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in the Company's consolidated balance sheets, would not be material to the financial statements as a whole.

15. INCOME TAXES

The domestic (Singapore) and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2025	2024	2023
		(In millions)	
Domestic	$ 94	$ (165)	$ 99
Foreign	929	831	708
Total	$ 1,023	$ 666	$ 807

The (benefit from) provision for income taxes from continuing operations consisted of the following:

	Fiscal Year Ended March 31,		
	2025	2024	2023
		(In millions)	
Current:			
Domestic	$ 2	$ 3	$ 6
Foreign	128	161	117
	130	164	123
Deferred:			
Domestic	3	(1)	1
Foreign	52	(369)	—
	55	(370)	1
(Benefit from) provision for income taxes	$ 185	$ (206)	$ 124

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2025, 2024 and 2023. The reconciliation of the income tax expense (benefit) from continuing operations expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2025	2024	2023
		(In millions)	
Income taxes based on domestic statutory rates	$ 174	$ 113	$ 137
Effect of jurisdictional tax rate differential	13	68	52
Change in unrecognized tax benefit	(19)	(10)	(7)
Change in valuation allowance	(37)	(685)	(290)
Foreign exchange movement on prior year taxes recoverable	4	(1)	4
Liability for undistributed earnings	6	135	—
Global intangible low-taxed income (GILTI) / Subpart F income	9	13	18
Nextracker related transactions gains	—	115	158
Earnings from partnership	—	47	39
U.S. state taxes	10	10	2
Excess compensation (Section 162(m))	16	15	9
Other	9	(26)	2
(Benefit from) provision for income taxes	$ 185	$ (206)	$ 124

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2025, 2024 and 2023 were $17 million, $20 million and $14 million, respectively. For the fiscal year ended March 31, 2025, the effect on basic and diluted earnings per share was $0.04, and the effects on basic and diluted earnings per share during fiscal years 2024 and 2023 were $0.05, and $0.03, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in various years through the end of fiscal year 2032.

The Company provides a valuation allowance against deferred tax assets that in the Company's estimation are not more likely than not to be realized. During fiscal years 2025, 2024 and 2023, the Company released net valuation allowances totaling $4 million, $447 million and $6 million, respectively. For fiscal year 2025, included in the $4 million net release was a $5 million valuation allowance release related to the Company's Canadian operations as these amounts were deemed to be more likely than not to be realized.

In addition, various other valuation allowance positions in other jurisdictions were increased or decreased to offset movement in deferred tax positions due to varying factors such as one-time income recognition in loss entities with existing valuation allowances, liquidation of entities with existing valuation allowances, recognition of uncertain tax positions impacting deferred tax assets with existing valuation allowances, foreign exchange impacts on deferred tax balances with existing valuation allowances, and current period losses in legal entities with existing valuation allowance positions. These offsetting changes in the valuation allowance included a decrease of $53 million in the fiscal year ended March 31, 2025, an increase of $43 million and a decrease of $254 million in the fiscal years ended March 31 2024 and, 2023, respectively.

Under its territorial tax system, Singapore generally does not tax foreign sourced income until repatriated to Singapore. The Company has included the effects of Singapore's territorial tax system in the rate differential line above. The tax effects of foreign income not repatriated to Singapore for the fiscal years ended March 31, 2025, 2024 and 2023 were $96 million, zero and $31 million, respectively.

The components of deferred income taxes are as follows:

	As of March 31, 2025	As of March 31, 2024
	(In millions)	
Deferred tax liabilities:		
Fixed assets	$ (44)	$ (59)
Intangible assets	(52)	(56)
Others	(128)	(149)
Total deferred tax liabilities	(224)	(264)
Deferred tax assets:		
Fixed assets	76	82
Intangible assets	3	4
Deferred compensation	37	25
Inventory valuation	32	26
Provision for doubtful accounts	3	2
Net operating loss and other carryforwards	1,022	1,168
Tax receivable agreement	74	77
Others	186	184
Total deferred tax assets	1,433	1,568
Valuation allowances	(781)	(838)
Total deferred tax assets, net of valuation allowances	652	730
Net deferred tax asset	$ 428	$ 466
The net deferred tax asset is classified as follows:		
Long-term asset	$ 577	$ 644
Long-term liability	(149)	(178)
Total	$ 428	$ 466

Utilization of the Company's deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision.

The Company has recorded deferred tax assets of approximately $1.1 billion related to tax losses and other carryforwards against which the Company has recorded a valuation allowance for all but $286 million of the deferred tax assets. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards

Fiscal year	(In millions)
2026 - 2031	$ 134
2032 - 2037	204
2038 and thereafter	17
Indefinite	696
	$ 1,051

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management’s estimates.

The Company does not provide for income taxes on approximately $767 million of undistributed earnings of its subsidiaries which are considered to be indefinitely reinvested outside of Singapore as management has plans for the use of such earnings to fund certain activities outside of Singapore. The estimated amount of the unrecognized deferred tax liability on these undistributed earnings is approximately $80 million. In the current year, the Company, as part of its regular process, assessed its cash position in overseas territories relative to the levels needed to manage operations and fund future investment in those territories. Following a sustained improvement in the working capital position in China and a trend of customers nearshoring their manufacturing operations, management noted that the current and forecasted cash position in China was in excess of levels required to fund the Company's business in the country. As a result, a deferred tax liability of $117 million was recorded on the remaining distributable earnings from China of approximately $1.17 billion.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2025	2024
	(In millions)	
Balance, beginning of fiscal year	$ 197	$ 268
Additions based on tax position related to the current year	10	10
Additions for tax positions of prior years	1	22
Reductions for tax positions of prior years	(5)	(82)
Reductions related to lapse of applicable statute of limitations	(23)	(17)
Impact from foreign exchange rates fluctuation	—	(4)
Balance, end of fiscal year	$ 180	$ 197

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by an additional approximate $15 million within the next twelve months primarily due to potential settlements of various audits and the expiration of certain statutes of limitations.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2006.

Of the $180 million of unrecognized tax benefits at March 31, 2025, $153 million will affect the annual effective tax rate ("ETR") if the benefits are eventually recognized. The amount that does not impact the ETR relates to positions that would be settled with a tax loss carryforward previously subject to a valuation allowance.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2025, 2024 and 2023, the Company recognized interest and penalties of approximately ($3) million, ($2) million and ($1) million, respectively. The Company had approximately $10 million, $13 million and $15 million accrued for the payment of interest and penalties as of the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

16. RESTRUCTURING CHARGES

Fiscal Year 2025

During fiscal year 2025, the Company committed to targeted restructuring activities to improve operational efficiency by reducing excess workforce capacity. As a result, the Company recognized approximately $86 million of restructuring charges, most of which related to employee severance. Certain restructuring charges of $84 million are not included in segment income, as disclosed further in note 21.

Fiscal Year 2024

The Company identified certain structural changes to restructure its business throughout fiscal year 2024. During fiscal year 2024, the Company recognized approximately $175 million of restructuring charges, most of which related to employee severance and are not included in segment income.

Fiscal Year 2023

The Company identified certain structural changes to restructure its business throughout fiscal year 2023. During fiscal year 2023, the Company recognized approximately $27 million of restructuring charges, most of which related to employee severance. Restructuring charges are not included in segment income.

The following table summarizes the provisions for charges incurred, respective payments for the fiscal years ended March 31, 2025, 2024, and 2023, respectively, and remaining accrued balances as of the same periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In millions)		
Balance as of March 31, 2022	$ 35	$ —	$ 8	$ 43
Provision for charges incurred in fiscal year 2023	27	—	—	27
Cash payments for charges incurred in fiscal year 2022 and prior	(7)	—	—	(7)
Cash payments for charges incurred in fiscal year 2023	(11)	—	—	(11)
Non-cash reductions incurred in fiscal year 2023	—	—	(2)	(2)
Balance as of March 31, 2023	44	—	6	50
Provision for charges incurred in fiscal year 2024	161	14	—	175
Cash payments for charges incurred in fiscal year 2023 and prior	(13)	—	—	(13)
Cash payments for charges incurred in fiscal year 2024	(115)	—	—	(115)
Non-cash reductions incurred in fiscal year 2024	—	(14)	(3)	(17)
Balance as of March 31, 2024	77	—	3	80
Provision for charges incurred in fiscal year 2025	76	10	—	86
Cash payments for charges incurred in fiscal year 2024 and prior	(20)	—	—	(20)
Cash payments for charges incurred in fiscal year 2025	(54)	—	—	(54)
Non-cash reductions incurred in fiscal year 2025 (1)	(28)	(10)	(3)	(41)
Balance as of March 31, 2025	51	—	—	51
Less: Current portion (classified as other current liabilities)	51	—	—	51
Accrued restructuring costs, net of current portion (classified as other non-current liabilities)	$ —	$ —	$ —	$ —

(1) The non-cash adjustments predominantly relate to the liabilities derecognized as part of a business disposition. Refer to Note 19 for further details.

17. OTHER CHARGES (INCOME), NET

Other charges (income), net for the fiscal years ended March 31, 2025, 2024 and 2023 are comprised of the following:

	Fiscal Year Ended March 31		
	2025	2024	2023
		(In millions)	
(Gain)/Loss on foreign exchange transactions	$ 10	$ 24	$ (7)
(Gain) on bargain purchase (1)	(19)	—	—
Other	(5)	20	13

(1) Represents the gain on bargain purchase as a result of an acquisition occurring during the fourth quarter of fiscal year 2025. See note 19 "Business and Asset Acquisitions & Divestitures" for additional information.

18. INTEREST EXPENSE AND INTEREST INCOME

Interest expense and interest income for the fiscal years ended March 31, 2025, 2024 and 2023 are primarily comprised of the following:

	Fiscal Year Ended March 31		
	2025	2024	2023
		(In millions)	
Interest expenses on debt obligations	$ 185	$ 161	$ 191
AR sales programs related expenses	33	46	39
Interest income	(61)	(56)	(30)

19. BUSINESS ACQUISITIONS & DIVESTITURES

Fiscal 2025 Acquisitions and divestitures

The Company completed four acquisitions during fiscal year 2025, accounted for as business combinations. The results of the acquired businesses are included in the Company's condensed consolidated financial statements from their respective acquisition dates. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill and if the fair value of assets acquired and liabilities assumed exceeds the purchase consideration a gain on bargain purchase was recognized. Pro-forma results of operations have not been presented because the effects were not material to the Company's condensed consolidated financial results for all periods presented. Additional information, which existed as of the acquisition date, may become known to the Company during the remainder of the measurement period, a period not to exceed 12 months from the date of acquisition. Changes to amounts recorded as assets and liabilities may result in a corresponding adjustment to goodwill or gain on bargain purchase during the respective measurement periods.

Acquisition of Crown Technical Systems ("Crown")

On November 19, 2024, the Company completed the business acquisition of 100% ownership of Crown, a U.S. leader in critical power solutions for a total estimated purchase consideration of $319 million, including cash of $313 million and a $6 million estimate of customary closing adjustments. The acquisition adds complementary capabilities to our existing portfolio in the United States, primarily strengthening our industrial power solutions. Crown is included in the Industrial reporting unit within the FRS segment. The following represents the Company's preliminary allocation of the total purchase price to the acquired assets and liabilities of Crown (in millions):

Current Assets:	
Cash	$ 5
Accounts receivable	23
Inventory	10
Other current assets	2
Total current assets	40
Property and equipment	1
Operating lease right-of-use assets	7
Intangible assets	128
Goodwill	170
Total assets	$ 346
Current liabilities:	
Accounts payable	$ 4
Accrued liabilities & other current liabilities	17
Total current liabilities	21
Operating lease liabilities, non-current	6
Total aggregate purchase price	$ 319

The intangible assets of $128 million are comprised of customer related intangible assets of $83 million and licenses and other intangible assets such as trade names and patented technology of $45 million. Customer related assets will be amortized

over a weighted-average estimated useful life of 12.6 years while licenses and other intangibles will be amortized over a weighted-average estimated useful life of 10.0 years.

Acquisition of JetCool Technologies Inc. ("JetCool")

On November 14, 2024, the Company acquired 100% ownership of JetCool, a provider of liquid cooling solutions tailored for the data center market, for approximately $43 million in cash, a deemed settled pre-existing loan from Flex of approximately $5 million, and $5 million of contingent consideration for a total estimated purchase price of $53 million. JetCool is included in the Communications, Enterprise and Cloud reporting unit within the FAS segment. The following represents the Company's preliminary allocation of the total purchase price to the acquired assets and liabilities of JetCool (in millions):

Current Assets:		
Cash	$	4
Inventory		1
Total current assets		5
Property and equipment		1
Operating lease right-of-use assets		2
Intangible assets		21
Goodwill		31
Total assets	$	60
Operating lease liabilities	$	2
Deferred tax liability		5
Total aggregate purchase price	$	53

Intangible assets of $21 million relate to developed technology and will be amortized over a weighted-average estimated useful life of 6.5 years.

Acquisition of Orangeburg Manufacturing Facility ("Orangeburg")

On February 4, 2025, the Company acquired the U.S. manufacturing operations of the Forest & Garden division of Husqvarna, a leading global producer of outdoor power products. Under the agreement, the Company assumed operation of Husqvarna's Orangeburg, South Carolina, facility to support Husqvarna's U.S. manufacturing requirements. The total estimated purchase consideration was $78 million, including $57 million in cash and $21 million in deferred consideration, to be paid $8 million in fiscal year 2026, $5 million in fiscal year 2027, $4 million in fiscal year 2028 and $4 million in fiscal year 2029. Additionally, the Company recognized a gain on bargain purchase of $19 million in other charges (income) on the consolidated statements of operations during fiscal year 2025. The gain on bargain purchase reflects the seller's strategic decision to prioritize its partnership with Flex as a manufacturing partner. The acquired business is included in the Lifestyle reporting unit within the FAS segment. The following represents the Company's preliminary allocation of the total purchase price to the acquired assets and liabilities of the business (in millions):

Current Assets:		
Inventory	$	32
Total current assets		32
Property and equipment		57
Intangible assets		15
Total assets	$	104
Deferred tax liability	$	7
Net assets acquired	$	97
Gain on Bargain Purchase	$	(19)
Total aggregate purchase price	$	78

Intangible assets of $15 million relate to customer relationships and will be amortized over a weighted-average estimated useful life of 5 years.

Other Acquisition

In May 2024, the Company completed the acquisition of a business that was not material to the Company's consolidated financial position, results of operations, or cash flows. The acquisition expands the Company's service offerings across multiple markets and supports sustainability initiatives through second-life products. $8 million of goodwill was recognized in connection with this transaction, as of March 31, 2025.

Divestiture

During the fiscal year ended March 31, 2025, the Company disposed of one of its European sites. The property and equipment and various other assets sold and liabilities transferred were not material to the Company's consolidated financial results. The net loss on disposition of $6 million was recorded in other charges (income), net in the consolidated statements of operations for fiscal year 2025.

Fiscal 2024 Divestitures

During the fiscal year ended March 31, 2024, the Company completed the spin-off of Nextracker. See note 7 - "Discontinued Operations" for additional information.

In addition, the Company disposed of a non-strategic business within the FRS segment and received proceeds of approximately $14 million. The property and equipment and various other assets sold and liabilities transferred were not material to the Company's consolidated financial results. The net loss on dispositions was not material to the Company's consolidated financial results, and was included in other charges (income), net in the consolidated statements of operations for fiscal year 2024.

Fiscal 2023 Divestitures

During the fiscal year ended March 31, 2023, the Company disposed of a non-strategic business within the FRS segment and received approximately $4 million of proceeds. The property and equipment and various other assets sold and liabilities transferred were not material to the Company's consolidated financial results. The net gain on dispositions was not material to the Company's consolidated financial results, and was included in other charges (income), net in the consolidated statements of operations for the fiscal year 2023.

20. SHARE REPURCHASE PLAN

During fiscal year 2025, the Company repurchased approximately 38.5 million shares for an aggregate purchase price of approximately $1.3 billion and retired 32.9 million of these shares.

Under the Company's current share repurchase program, the Board of Directors authorized repurchases of its outstanding ordinary shares for up to $1.7 billion in accordance with the share repurchase mandate approved by the Company's shareholders at the date of the most recent Annual General Meeting held on August 8, 2024. As of March 31, 2025, shares in the aggregate amount of $1.0 billion were available to be repurchased under the current plan.

21. SEGMENT REPORTING

The Company's Chief Executive Officer is our Chief Operating Decision Maker ("CODM") who evaluates how we allocate resources, assess performance and make strategic and operational decisions. Based on such evaluation, the Company determined as of and for the period ended March 31, 2025, that Flex has two operating and reportable segments. During the fourth quarter of fiscal year 2024, following the Nextracker spin-off, the Company classified the pre spin-off results of Nextracker, formerly our Nextracker segment, as discontinued operations in our consolidated statements of operations. See note 7 "Discontinued Operations" for additional information.

The FAS segment is optimized for speed to market based on a highly flexible supply and manufacturing system. FAS is comprised of the following end markets that represent reporting units:

- *Communications, Enterprise and Cloud*, including data center, edge, and communications infrastructure
- *Lifestyle*, including appliances, floorcare, smart living, HVAC, and power tools
- *Consumer Devices*, including mobile and high velocity consumer devices.

The FRS segment is optimized for longer product lifecycles requiring complex ramps with specialized production models and critical environments. FRS is comprised of the following end markets that represent reporting units:

- *Industrial*, including industrial devices, capital equipment, renewables, critical power, and embedded power.
- *Automotive*, including compute platforms, power electronics, motion, and interface
- *Health Solutions*, including medical devices, medical equipment, and drug delivery

The determination of the separate operating and reporting segments is based on several factors, including the nature of products and services, the nature of production processes, customer base, delivery channels and similar economic characteristics.

An operating segment's performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales (disaggregated below into cost of inventory and manufacturing expenses), and segment selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation, certain restructuring charges, customer related asset impairment, legal and other, interest expense, interest income, other charges (income), net, and equity in earnings of unconsolidated affiliates. A portion of depreciation is allocated to the respective segments, together with other general corporate, research and development and administrative expenses.

Selected financial information by segment is in the tables below.

Fiscal Year Ended March 31, 2025	FAS	FRS	Corporate & Other	Total
Net Sales	$ 14,074	$ 11,739	$ —	$ 25,813
Cost of inventory	(10,378)	(7,866)	—	(18,244)
Manufacturing expenses	(2,508)	(2,774)	(26)	(5,308)
Segment selling, general and administrative expenses	(334)	(415)	(53)	(802)
Segment income	$ 854	$ 684	$ (79)	$ 1,459
Intangible amortization				$ 70
Stock-based compensation				125
Restructuring charges				84
Customer related asset impairment (1)				2
Legal and other (2)				9
Interest expenses				218
Interest income				61
Other charges (income), net				(14)
Equity in earnings (losses) of unconsolidated affiliates				(3)
Income from continuing operations before income taxes				$ 1,023

(1) Customer related asset impairments may consist of non-cash impairments of property and equipment to estimated fair value for customers from whom we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. During fiscal year 2025, the Company recognized approximately $2 million of customer related asset impairments.

(2) Legal and other consists of costs not directly related to core business results including matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and asset impairment. During fiscal year 2025, the Company accrued for $5 million related to asset impairments and $4 million is related to acquisition costs.

Fiscal Year Ended March 31, 2024	FAS	FRS	Corporate & Other	Total
Net Sales	$ 13,923	$ 12,492	$ —	$ 26,415
Cost of inventory	(10,549)	(8,610)	10	(19,149)
Manufacturing expenses	(2,382)	(2,796)	(28)	(5,206)
Segment selling, general and administrative expenses	(323)	(420)	(50)	(793)
Segment income	$ 669	$ 666	$ (68)	$ 1,267
Intangible amortization				$ 70
Stock-based compensation				113
Restructuring charges				172
Customer related asset impairment (1)				14
Legal and other (2)				45
Interest expenses				207
Interest income				56
Other charges (income), net				44
Equity in earnings (losses) of unconsolidated affiliates				8
Income from continuing operations before income taxes				$ 666

(1) Customer related asset impairments may consist of non-cash impairments of property and equipment to estimated fair value for customers from whom we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. During fiscal year 2024, the Company recognized approximately $14 million of customer related asset impairments.

(2) Legal and other consists of costs not directly related to core business results including matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and customer related asset recoveries. During fiscal year 2024, the Company recognized a $50 million loss contingency for a commercial dispute related to a construction matter with related production objectives.

Fiscal Year Ended March 31, 2023	FAS	FRS	Corporate & Other	Total
Net Sales	$ 15,769	$ 12,733	$ —	$ 28,502
Cost of inventory	(12,256)	(9,067)	19	(21,304)
Manufacturing expenses	(2,485)	(2,655)	(30)	(5,170)
Segment selling, general and administrative expenses	(334)	(404)	(58)	(796)
Segment income	$ 694	$ 607	$ (69)	$ 1,232
Intangible amortization				$ 81
Stock-based compensation				101
Restructuring charges				27
Customer related asset impairment				—
Legal and other (1)				6
Interest expenses				230
Interest income				30
Other charges (income), net				6
Equity in earnings (losses) of unconsolidated affiliates				(4)
Income from continuing operations before income taxes				$ 807

(1) Legal and other consists of costs not directly related to core business results including matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis as well as acquisition related costs and customer related asset recoveries. During fiscal year 2023, the Company accrued for certain loss contingencies where losses are considered probable and estimable offset by a gain upon successful settlement of certain supplier claims.

Corporate and Other primarily includes corporate service costs that are not included in the CODM's assessment of the performance of each of the identified reporting segments.

The Company provides an overall platform of assets and services, which the segments utilize for the benefit of their various customers. The shared assets and services are contained within the Company's global manufacturing and design operations and include manufacturing and design facilities. Most of the underlying manufacturing and design assets are co-mingled in the operating campuses and are compatible to operate across segments and highly interchangeable throughout the platform. Given the highly interchangeable nature of the assets, they are not separately identified by segment nor reported by segment to the Company's CODM.

Property and equipment on a segment basis is not separately identified and is not internally reported by segment to the Company's CODM as described above. During fiscal years 2025, 2024 and 2023, total depreciation expense, including amounts allocated to the reportable segments and Corporate and Other, is as follows:

	Fiscal Year Ended March 31,		
	2025	2024	2023
		(In millions)	
Depreciation expense:			
Flex Agility Solutions	$ 179	$ 171	$ 177
Flex Reliability Solutions	249	241	217
Corporate and Other	11	16	17
Total depreciation expense	$ 439	$ 428	$ 411

Geographic information of net sales is as follows:

	Fiscal Year Ended March 31,					
	2025		2024		2023	
			(In millions)			
Net sales by region:						
Americas	$ 12,656	49 %	$ 12,232	46 %	$ 11,906	42 %
Asia	7,701	30 %	8,540	32 %	10,384	36 %
Europe	5,456	21 %	5,643	22 %	6,212	22 %
	$ 25,813		$ 26,415		$ 28,502	

Revenues are attributable to the country in which the product is manufactured or service is provided.

During fiscal years 2025, 2024 and 2023, net sales generated from Singapore, the country of domicile, were approximately $266 million, $660 million and $552 million, respectively.

The following table summarizes the countries that accounted for more than 10% of net sales in fiscal years 2025, 2024, and 2023:

	Fiscal Year Ended March 31,					
	2025		2024		2023	
			(In millions)			
Net sales by country:						
Mexico	$ 6,854	27 %	$ 6,935	26 %	$ 6,626	23 %
China	4,319	17 %	5,117	19 %	6,562	23 %
U.S.	4,162	16 %	3,598	14 %	3,394	12 %

No other country accounted for more than 10% of net sales for the fiscal periods presented in the table above.

Geographic information of property and equipment, net is as follows:

	As of March 31,			
	2025		2024	
		(In millions)		
Property and equipment, net:				
Americas	$ 1,292	55 %	$ 1,220	54 %
Asia	555	24 %	565	25 %
Europe	483	21 %	484	21 %
	$ 2,330		$ 2,269	

As of March 31, 2025 and 2024, property and equipment, net held in Singapore was approximately $4 million and $5 million, respectively.

The following table summarizes the countries that accounted for more than 10% of property and equipment, net in fiscal years 2025 and 2024:

	Fiscal Year Ended March 31,			
	2025		2024	
	(In millions)			
Property and equipment, net:				
Mexico	$ 815	35 %	$ 793	35 %
U.S.	376	16 %	334	15 %
China	293	13 %	307	14 %

No other country accounted for more than 10% of property and equipment, net for the fiscal periods presented in the table above.

22. NONCONTROLLING INTEREST

On January 2, 2024, the Company completed its previously announced spin-off of its remaining interests in Nextracker to Flex shareholders on a pro-rata basis based on the number of ordinary shares of Flex held by each shareholder of Flex as of December 29, 2023, which was the record date of the Distribution, pursuant to the Agreement and Plan of Merger, dated as of February 7, 2023.

Flex's noncontrolling and redeemable noncontrolling interest related solely to Nextracker. As of March 31, 2025 and 2024, noncontrolling interest was zero. Net income attributable to noncontrolling interest was zero, $239 million and $197 million in fiscal years 2025, 2024, and 2023, respectively. Net income attributable to redeemable noncontrolling interest was zero in fiscal years 2025 and 2024, and $43 million in fiscal year 2023.

23. SUBSEQUENT EVENTS

On April 30, 2025, Flex completed the acquisition of a manufacturing business in Bielsko Biała, Poland for estimated consideration of $35 million. The acquisition, which will be accounted for as a business combination, is not significant to the consolidated financial position, result of operations and cash flows of the Company. The acquired business will support the growth of Flex's power business in Europe.

24. QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and fiscal year ends on March 31 of each year. The first fiscal quarters of 2025 and 2024 ended on June 28, 2024 and June 30, 2023 respectively, and the second fiscal quarters of 2025 and 2024, ended on September 27, 2024, and September 29, 2023, respectively.

The Company completed the Nextracker spin-off in the fourth quarter of fiscal year 2024, which resulted in material retrospective changes to our consolidated statements of operations. See note 7 "Discontinued Operations" for further information. The following tables contain unaudited quarterly financial data for fiscal year 2025 and 2024:

	Fiscal Year 2025			
	Three Months Ended			
	June 28, 2024	September 27, 2024	December 31, 2024	March 31, 2025
	(In millions, except per share amounts)			
Net sales	$ 6,314	$ 6,545	$ 6,556	$ 6,398
Gross profit	471	531	594	563
Operating income	233	297	334	305
Net income attributable to Flex Ltd.	139	214	263	222
Weighted-average ordinary shares outstanding - basic	402	394	387	381
Weighted-average ordinary shares outstanding - diluted	411	400	394	389
Earnings per share - basic (1)				
Total attributable to the shareholders of Flex Ltd.	$ 0.35	$ 0.54	$ 0.68	$ 0.58
Earnings per share - diluted (1)				
Total attributable to the shareholders of Flex Ltd.	$ 0.34	$ 0.54	$ 0.67	$ 0.57

(1) Earnings per share are computed independently for each quarter presented; therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year 2024			
	Three Months Ended			
	June 30, 2023	September 29, 2023	December 31, 2023	March 31, 2024
	(In millions, except per share amounts)			
Net sales	$ 6,892	$ 6,933	$ 6,421	$ 6,169
Gross profit	476	519	433	437
Operating income	215	281	198	159
Net income from continuing operations	147	201	129	395
Net income from discontinued operations, net of tax	64	205	104	—
Net income	211	406	233	395
Net income attributable to noncontrolling interest and redeemable noncontrolling interest	25	178	36	—
Net income attributable to Flex Ltd.	$ 186	$ 228	$ 197	$ 395
Weighted-average ordinary shares outstanding - basic	447	443	431	417
Weighted-average ordinary shares outstanding - diluted	455	448	436	425
Earnings per share - basic (1)				
Continuing operations	$ 0.33	$ 0.45	$ 0.30	$ 0.95
Discontinued operations, net of tax	0.09	0.06	0.16	—
Total attributable to the shareholders of Flex Ltd.	$ 0.42	$ 0.51	$ 0.46	$ 0.95
Earnings per share - diluted (1)				
Continuing operations	$ 0.32	$ 0.45	$ 0.30	$ 0.93
Discontinued operations, net of tax	0.09	0.06	0.15	—
Total attributable to the shareholders of Flex Ltd.	$ 0.41	$ 0.51	$ 0.45	$ 0.93

(1) Earnings per share are computed independently for each quarter presented; therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

Not applicable.

ITEM 9A. ***CONTROLS AND PROCEDURES***

(a) ***Evaluation of Disclosure Controls and Procedures***

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of March 31, 2025. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2025, the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) ***Management's Annual Report on Internal Control over Financial Reporting***

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of the Company's financial reporting and the Company's process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements or prevent or detect instances of fraud. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management excluded Crown Technical Systems, JetCool Technologies Inc., and the U.S. manufacturing operations of the Forest & Garden division of Husqvarna, which were acquired during fiscal year 2025, from its annual assessment of the effectiveness of internal control over financial reporting as of March 31, 2025. These fiscal year 2025 acquisitions constitute, in aggregate, less than 2% of total assets and less than 1% of net sales of the related consolidated financial statement amounts as of, and for the fiscal year ended March 31, 2025.

As of March 31, 2025, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2025.

(c) ***Attestation Report of the Registered Public Accounting Firm***

The effectiveness of the Company's internal control over financial reporting as of March 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d) ***Changes in Internal Control Over Financial Reporting***

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended March 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Flex Ltd., Singapore

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Flex Ltd. and subsidiaries (the "Company") as of March 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Company, and our report dated May 21, 2025 expressed an unqualified opinion on those financial statements.

As described in *Management's Annual Report on Internal Control over Financial Reporting*, management excluded from its assessment the internal control over financial reporting of Crown Technical Systems, JetCool Technologies Inc., and the U.S. manufacturing operations of the Forest & Garden division of Husqvarna, which were acquired during fiscal year 2025, and whose financial statements, in the aggregate, constitute less than 2% of total assets and less than 1% of net sales of the related consolidated financial statement amounts as of and for the year ended March 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Crown Technical Systems, JetCool Technologies Inc., nor the U.S. manufacturing operations of the Forest & Garden division of Husqvarna.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
San Jose, California
May 21, 2025

ITEM 9B. ***OTHER INFORMATION***

Insider Trading Arrangements

During the fiscal quarter ended March 31, 2025, none of the Company's directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as those terms are defined in Regulation S-K, Item 408.

ITEM 9C. ***DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS***

Not applicable.

PART III

ITEM 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2025 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 11. ***EXECUTIVE COMPENSATION***

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2025 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS***

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2025 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2025 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES (Deloitte & Touche LLP, PCAOB ID: 34)***

Information with respect to this item may be found in the Company's definitive proxy statement to be delivered to shareholders in connection with the Company's 2025 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II—Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* Reference is made to Item 15(b) below.

(b) *Exhibits.* The Exhibit Index, which immediately precedes the signature page to this annual report on Form 10-K, is incorporated by reference into this annual report on Form 10-K.

(c) *Financial Statement Schedules.* Reference is made to Item 15(a)(2) above.

ITEM 16. *FORM 10-K SUMMARY*

None

EXHIBIT INDEX

		Incorporated by Reference				
Exhibit No.	**Exhibit**	**Form**	**File No.**	**Filing Date**	**Exhibit No.**	**Filed Herewith**
3.01	Constitution of the Registrant (incorporating all amendments as at August 20, 2019)	10-Q	000-23354	10/30/2019	3.01	
4.01	Indenture, dated as of June 8, 2015, by and between the Registrant, the Guarantors party thereto and U.S. Bank National Association, as Trustee	8-K	000-23354	6/8/2015	4.1	
4.02	Form of 4.750% Note due 2025 (included in Exhibit 4.01)	8-K	000-23354	6/8/2015	4.1	
4.03	First Supplemental Indenture, dated as of September 11, 2015, among the Registrant, the Guarantor party thereto and U.S. Bank National Association, as Trustee, related to the Registrant's 4.750% Notes due 2025	S-4	333-207067	9/22/2015	4.04	
4.04	Indenture, dated as of June 6, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	6/6/2019	4.1	
4.05	First Supplemental Indenture, dated as of June 6, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	6/6/2019	4.2	
4.06	Form of 4.875% Global Note due 2029 (included in Exhibit 4.05)	8-K	000-23354	6/6/2019	4.3	
4.07	Second Supplemental Indenture, dated as of November 7, 2019, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	11/7/2019	4.3	
4.08	Form of 4.875% Global Note due 2029 (included in Exhibit 4.07)	8-K	000-23354	11/7/2019	4.4	
4.09	Third Supplemental Indenture dated as of May 12, 2020, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	5/12/2020	4.2	
4.10	Form of 3.750% Global Note due 2026 (included in Exhibit 4.09)	8-K	000-23354	5/12/2020	4.3	
4.11	Form of 4.875% Global Note due 2030 (included in Exhibit 4.09)	8-K	000-23354	5/12/2020	4.4	

Exhibit No.	Exhibit	Form	Incorporated by Reference: File No.	Filing Date	Exhibit No.	Filed Herewith
4.12	Fourth Supplemental Indenture, dated as of August 17, 2020, by and between the Company and U.S. Bank National Association, as trustee	8-K	000-23354	8/17/2020	4.3	
4.13	Form of 3.750% Global Note due 2026 (included in Exhibit 4.12)	8-K	000-23354	8/17/2020	4.4	
4.14	Form of 4.875% Global Note due 2030 (included in Exhibit 4.12)	8-K	000-23354	8/17/2020	4.5	
4.15	Fifth Supplemental Indenture, dated as of December 7, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	000-23354	12/7/2022	4.2	
4.16	Form of 6.000% Global Note due 2028 (included in Exhibit 4.15)	8-K	000-23354	12/7/2022	4.3	
4.17	Sixth Supplemental Indenture, dated as of August 21, 2024, by and between the Company and U.S. Bank Trust Company, National Association, as trustee	8-K	000-23354	8/21/2024	4.2	
4.18	Form of 5.250% Global Note due 2032 (included in Exhibit 4.17)	8-K	000-23354	8/21/2024	4.3	
4.19	Description of Registrant's Securities	10-K	000-23354	5/28/2020	4.14	
10.01	Credit Agreement, dated as of July 19, 2022, among Flex Ltd. and certain of its subsidiaries, from time to time party thereto, as borrowers, Bank of America, N.A., as Administrative Agent, an L/C Issuer and a Swing Line Lender, and the other L/C Issuers, Swing Line Lenders and Lenders party thereto	8-K	000-23354	7/22/2022	10.01	
10.02	Form of Indemnification Agreement between the Registrant and its Directors and certain officers†	10-K	000-23354	5/20/2009	10.01	
10.03	Form of Indemnification Agreement between Flextronics Corporation and the Directors and certain officers of the Registrant†	10-K	000-23354	5/20/2009	10.02	
10.04	Flex Ltd. 2017 Equity Incentive Plan (as amended and restated as of August 2, 2023)†	DEF 14A	000-23354	6/21/2023	Annex B	
10.05	First Amendment to Flex Ltd. 2017 Equity Incentive Plan (as amended and restated as of August 2, 2023) effective as of March 5, 2025†	8-K	000-23354	3/7/2025	10.1	
10.06	Form of Restricted Share Unit Award Agreement under the Amended and Restated Flex Ltd. 2017 Equity Incentive Plan for performance-based vesting awards (FY23)†	10-Q	000.23354	7/29/2022	10.03	
10.07	Form of Restricted Share Unit Award Agreement under the Flex Ltd. Amended and Restated 2017 Equity Incentive Plan for Non-Employee Directors†	10-Q	000-23354	10/31/2022	10.02	
10.08	Form of Restricted Share Unit Award Agreement under the Amended and Restated Flex Ltd. 2017 Equity Incentive Plan for performance-based vesting awards (FY24)†	10-Q	000-23354	7/31/2023	10.03	
10.09	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for service-based vesting awards (FY25)†	10-Q	000-23354	7/26/2024	10.03	
10.10	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance-based vesting awards (FY25)†	10-Q	000-23354	7/26/2024	10.04	

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
10.11	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for service-based vesting awards (FY25 2-year prorated)†	10-Q	000-23354	10/31/2024	10.01	
10.12	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for service-based vesting awards (FY25 supplemental equity)†	10-Q	000-23354	10/31/2024	10.02	
10.13	Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance-based vesting awards (FY25 supplemental equity)†	10-Q	000-23354	10/31/2024	10.03	
10.14	2010 Flextronics International USA, Inc. Deferred Compensation Plan†	10-Q	000-23354	11/3/2010	10.04	
10.15	First Amendment to Flex 2010 Deferred Compensation Plan, dated December 17, 2018†	10-Q	000-23354	10/29/2021	10.01	
10.16	Second Amendment to Flex 2010 Deferred Compensation Plan, dated August 16, 2019†	10-Q	000-23354	10/29/2021	10.02	
10.17	Third Amendment to Flex 2010 Deferred Compensation Plan, dated June 3, 2020†	10-Q	000-23354	10/29/2021	10.03	
10.18	Form of Award Agreement under 2010 Deferred Compensation Plan†	10-Q	000-23354	7/30/2012	10.01	
10.19	Form of 2010 Deferred Compensation Plan Award Agreement (performance targets, cliff vesting)†	10-Q	000-23354	8/2/2013	10.02	
10.20	Form of 2010 Deferred Compensation Plan Award Agreement (non-performance, periodic vesting, continuing Participant)†	10-Q	000-23354	8/2/2013	10.03	
10.21	Award Agreement under the 2010 Deferred Compensation Plan†	10-Q	000-23354	7/28/2014	10.01	
10.22	Form of Addendum Award Agreement under the 2010 Deferred Compensation Plan (FY21)†	10-Q	000-23354	1/29/2021	10.02	
10.23	Form of Addendum Award Agreement under the 2010 Deferred Compensation Plan (FY25)†	10-Q	000-23354	7/26/2024	10.05	
10.24	Summary of Directors' Compensation†	10-Q	000-23354	10/30/2017	10.02	
10.25	Flex Ltd. Amended and Restated Executive Severance Plan†					X
10.26	Revathi Advaithi Offer Letter, dated February 7, 2019†	10-K	000-23354	5/21/2019	10.29	
10.27	Revathi Advaithi Offer Letter Amendment, dated March 5, 2025†					X
10.28	Scott Offer Amended Offer Letter, dated as of January 27, 2019†	10-K	000-23354	5/28/2020	10.29	
10.29	Kevin Krumm Offer Letter, dated November 7, 2024†	10-Q	000-23354	1/31/2025	10.01	
10.30	Description of Annual Incentive Bonus Plan for Fiscal Year 2025†	10-Q	000-23354	7/26/2024	10.01	
10.31	Agreement and Plan of Merger, by and among Flex Ltd., Yuma, Inc., Nextracker Inc. and Yuma Acquisition Corp, dated as of February 7, 2023	8-K	000-23354	2/13/2023	10.1	
10.32	Tax Matters Agreement, by and among Flex Ltd., Yuma, Inc., and Nextracker Inc., dates as of January 2, 2024	8-K	000-23354	1/2/2024	10.2	
19.01	Insider Trading Policy	10-K	000-23354	5/17/2024	19.01	

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
21.01	Subsidiaries of Registrant					X
23.01	Consent of Deloitte & Touche LLP					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350*					X
97.01	Executive Incentive Compensation Recoupment Policy	10-K	000-23354	5/17/2024	97.01	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Scheme Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					X

---

* This exhibit is furnished with this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference into any filing of Flex Ltd. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Flex Ltd.
Date: May 21, 2025	By: /s/ REVATHI ADVAITHI
	Revathi Advaithi
	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Revathi Advaithi and Kevin Krumm and each one of them, her or his attorneys-in-fact, each with the power of substitution, for her or him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or her or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ REVATHI ADVAITHI Revathi Advaithi	Chief Executive Officer (Principal Executive Officer) and Director	May 21, 2025
/s/ KEVIN KRUMM Kevin Krumm	Chief Financial Officer (Principal Financial Officer)	May 21, 2025
/s/ DANIEL J. WENDLER Daniel J. Wendler	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 21, 2025
/s/ WILLIAM D. WATKINS William D. Watkins	Chairman of the Board	May 21, 2025
/s/ JOHN D. HARRIS II John D. Harris II	Director	May 21, 2025
/s/ MICHAEL E. HURLSTON Michael E. Hurlston	Director	May 21, 2025
/s/ ERIN L. MCSWEENEY Erin L. McSweeney	Director	May 21, 2025
/s/ CHARLES K. STEVENS, III Charles K. Stevens, III	Director	May 21, 2025
/s/ MARYROSE SYLVESTER Maryrose Sylvester	Director	May 21, 2025
/s/ LAY KOON TAN Lay Koon Tan	Director	May 21, 2025
/s/ PATRICK J. WARD Patrick J. Ward	Director	May 21, 2025

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Shareholder Information

CORPORATE HEADQUARTERS

12515-8 Research Blvd, Suite 300
Austin, TX 78759 U.S.A.
Tel: +1.512.425.7929

REGISTERED OFFICE

2 Changi South Lane
Singapore 486123
Tel: +65.6876.9899

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders will be held August 6, 2025 beginning at 11:00 a.m. Central time at our Corporate Headquarters.

STOCK LISTING

Flex Ltd.'s Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol "FLEX".

WEBSITE

www.flex.com

INVESTOR RELATIONS

For shareholder or investor related inquiries, contact:

Flex Ltd.
Investor Relations
12515-8 Research Blvd, Suite 300
Austin, TX 78759
Tel: +1.669.242.6332
investors.flex.com

SEC FILINGS

The Company makes available through its Internet website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission. **Upon request, we will furnish without charge to each person to whom this report is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025. You may request a copy of this information at no cost, by writing or telephoning our Investor Relations contact above.**

TRANSFER AGENT AND REGISTRAR

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent: Computershare Trust Company, N.A.

By Regular Mail
Computershare
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.

By Overnight Delivery
Computershare
150 Royall Street, Suite 101
Canton, MA 02021 U.S.A.

Telephone
US & Canada (Toll Free): 877.373.6374
Outside US & Canada (Toll): +1.781.575.2879

EXECUTIVE OFFICERS

Revathi Advaithi—*Chief Executive Officer*

Kevin Krumm—*Chief Financial Officer*

Michael P. Hartung—*President, Chief Commercial Officer*

Scott Offer—*Executive Vice President and General Counsel*

Hooi Tan—*Chief Operating Officer*

Daniel J. Wendler—*Chief Accounting Officer*

DIRECTORS

Revathi Advaithi—*Chief Executive Officer, Flex Ltd.*

John D. Harris II—*Retired Vice President of Business Development, Raytheon Company and Chief Executive Officer, Raytheon International, Inc.*

Michael E. Hurlston—*President and Chief Executive Officer, Lumentum Holdings Inc.*

Erin L. McSweeney—*Executive Vice President and Chief People Officer, UnitedHealth Group Incorporated*

Charles K. Stevens, III—*Retired Executive Vice President and Chief Financial Officer, General Motors Company*

Maryrose Sylvester—*Retired U.S. Managing Director and U.S. Head of Electrification, ABB Ltd.*

Lay Koon Tan—*Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.*

Patrick J. Ward— *Retired Vice President and Chief Financial Officer, Cummins Inc.*

William D. Watkins—*Retired Chief Executive Officer, Imergy Power Systems, Inc.*

FORWARD LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. All statements other than statements of historical or current facts, including statements regarding our future business expectations and our environmental and other sustainability plans and goals, and related timeframes made in this document are forward-looking. The words "will," "may," "designed to," "believe," "should," "would," "could," "anticipate," "plan," "expect," "intend," "estimate," "goals," "opportunity," "future," "to be," "achieve," "grow," "committed," "seeks," "targets," "continues," "likely," "possible," "might," "potentially," "will," "on track," "working to," "encourage," "continue," "strive," "endeavor," "looking forward," "efforts, aim," and variations of such words and similar expressions identify forward-looking statements, which speak only as of the date of this proxy statement. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, and in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we file with the U.S. Securities and Exchange Commission. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Flex Ltd.
Annual General Meeting of Shareholders Directions
August 6, 2025
11:00 A.M. Central time

The Annual General Meeting of Shareholders will be held at Flex Ltd., 12515-8 Research Blvd, Suite 300, Austin, TX 78759 beginning at 11:00 A.M. Central time.

Directions from Austin-Bergstrom International Airport – 3600 Presidential Blvd, Austin, TX 78719

- **Get on US-183 N from Spirit of Texas Dr and State Hwy 71 W** — **4 min (2.1 mi)**
  - Head west on Presidential Blvd toward Spirit of Austin Ln — 367 ft
  - Slight right onto Spirit of Austin Ln — 194 ft
  - At the traffic circle, continue straight to stay on Spirit of Austin Ln — 0.1 mi
  - Turn right onto Spirit of Texas Dr — 0.4 mi
  - Turn left to merge onto State Hwy 71 W — 1.0 mi
  - Use the right 2 lanes to take the US-183 N ramp — 0.5 mi
- **Get on US-183 N** — **9 min (6.6 mi)**
  - Continue onto US-183 N — 0.4 mi
  - Use the right 2 lanes to stay on US-183 N toward Montopolis Dr — 4.0 mi
  - Use the left 2 lanes to turn left onto the ramp to US-183 N — 0.4 mi
  - Use any lane to take the Route 183 ramp to Loyola Ln — 0.2 mi
  - Continue onto US-183 N — 1.4 mi
  - Use the left 2 lanes to turn slightly left onto the US-183 N ramp to Lampasas — 0.2 mi
- **Follow US-183 N to Research Blvd. Take the exit toward Oak Knoll Dr from US-183 N** — **10 min (10.3 mi)**
  - Continue onto US-183 N — 10.2 mi
  - Take the exit toward Oak Knoll Dr — 377 ft
- **Continue on Research Blvd to your destination** — **2 min (0.7 mi)**
  - Merge onto Research Blvd — 0.2 mi
  - Use the right lane to stay on Research Blvd — 0.3 mi
  - Turn right onto Oak Knoll Dr — 0.1 mi
  - Turn left (partial restricted usage road) — 259 ft
- **Arrive at Flex Ltd. Corporate Headquarters, 12515-8 Research Blvd, Suite 300, Austin, TX 78759**
  - Follow Flex Shareholders’ Meeting signage directing you to Suite 300

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